

WORLD-CLASS 世界品位 HOSPITALITY 東方魅力 WITH EASTERN CHARM



中國東方航空
CHINA EASTERN



(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號: 00670)

ANNUAL REPORT 2012 年報

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CONTENTS 目錄

INTERNATIONAL AIRLINE NETWORK
國際航線示意圖


Korea
韓國
1 Seoul, Inchon, Gimpo
首爾，仁川，金浦
2 Ch'ongju
清州
3 Wuan, Kwangju
務安，光州
4 Cheju
濟州
5 Pusan
釜山
6 Taegu
大邱
Hamburg
漢堡
Moscow
莫斯科
London
倫敦
Frankfurt am Main
法蘭克福
Paris
巴黎
Rome
羅馬
Beijing
北京
Shanghai
上海
Kathmandu
加德滿都
Dhaka
達卡
New Delhi
新德里
Mandalay
曼德勒
Okinawa
沖繩
Saipan
塞班
Dubai
迪拜
Kolkata
加爾各答
Vientiane
萬象
Krung Thep (Bangkok)
曼谷
Siem Reap
暹粒
Phuket
普吉
Phnom Penh
金邊
Kuala Lumpur
吉隆坡
Singapore
新加坡
Bali
巴厘島
Cairns
凱恩斯
Perth
珀斯
Brisbane
布里斯班
Adelaide
阿德萊德
Sydney
悉尼
Melbourne
墨爾本

■ Code-Sharing Flights
代碼共享航線

Chicago
芝加哥

Vancouver
溫哥華

Boston
波士頓

San Francisco
舊金山

Las Vegas
拉斯維加斯

New York
紐約

Washington
華盛頓

Los Angeles
洛杉磯

Dallas
達拉斯

Hawaii
夏威夷

Miami
邁亞密


1 Sapporo 札幌
2 Niigata 新潟
3 Komatsu 小松
4 Okayama 岡山
5 Hiroshima 廣島
6 Fukuoka 福岡
7 Nagasaki 長崎
8 Sendai 仙台
9 Fukushima 福島
10 Nagoya 名古屋
11 Tokyo 東京
12 Shizuoka 静岡
13 Osaka 大阪
14 Matsuyama 松山
15 Kagoshima 鹿兒島
Japan
日本

FINANCIAL HIGHLIGHTS
財務摘要

(Prepared in accordance with International Financial Reporting Standards)
(按國際財務報告準則編製)

Expressed in RMB millions 以人民幣百萬元計		2008	2009	2010	2011	2012
Year ended 31 December 截至十二月三十一日止年度						
Revenues	營業額	41,073	38,989	73,804	82,403	85,253
Other operating income	其他營業收益	672	1,288	658	1,062	1,720
Operating expenses	營業支出	(56,828)	(38,456)	(68,765)	(79,292)	(82,745)
Operating profit/(loss)	經營溢利/(虧損)	(15,083)	1,821	5,697	4,173	4,228
Finance income/(cost), net	財務收入/(支出),淨額	(267)	(1,549)	(347)	561	(1,349)
Profit/(loss) before income tax	除税前利潤/(虧損)	(15,256)	249	5,418	4,841	3,012
Profit/(loss) for the year attributable to the equity shareholders of the Company	本公司權益持有者應佔年度溢利/(虧損)	(15,269)	169	4,958	4,576	2,808
Earning/(loss) per share attributable to the equity shareholders of the Company (RMB)[(1)]	本公司權益持有者應佔每股盈利/(虧損)(人民幣元)[(1)]	(3.14)	0.03	0.44	0.41	0.26
At 31 December 於十二月三十一日						
Cash and cash equivalents	現金及現金等價	3,451	1,735	3,078	3,861	2,512
Net current liabilities	淨流動負債	(43,458)	(28,648)	(27,184)	(29,679)	(35,948)
Non-current assets	非流動資產	62,652	64,988	91,254	101,031	111,144
Long term borrowings, including current portion	長期借款,包括流動部份	(15,628)	(16,928)	(27,373)	(30,321)	(32,856)
Obligations under finance leases, including current portion	融資租賃負債包括流動部份	(20,809)	(19,370)	(19,208)	(20,261)	(21,858)
Total share capital and reserves attributable to the equity shareholders of the Company	本公司權益持有者應佔總股本及儲備	(13,097)	1,235	15,271	20,126	22,926

(1) The calculation of earnings/(loss) per share for 2007 and 2008 are based on the consolidated profit/(loss) attributable to the equity shareholders of the Company and 4,866,950,000 shares in issue. The calculation of earnings per share for 2009 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of shares of 6,436,828,000; the calculation of earnings per share for 2010 is based on the consolidated profit attributable to the equity shareholders of the Company divided by the weighted average number of 11,149,426,000 ordinary shares in issue. The calculation of earnings per share for 2011 and 2012 is based on the consolidated profit attributable to the equity shareholders of the Company divided by 11,276,538,860 ordinary shares in issue.

(1) 二零零七、二零零八年每股溢利/(損失)是根據當年度的本公司權益持有者應佔溢利/(虧損)除以已發行股數4,866,950,000股計算;二零零九年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數6,436,828,000股計算;二零一零年的每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股的加權平均股數11,149,426,000股計算。二零一一年、二零一二年每股溢利是根據當年度的本公司權益持有者應佔溢利除以發行在外普通股11,276,538,860股計算。

REVENUES
營業額

(RMB millions) (人民幣百萬元)


85,253
08
09
10
11
12

OPERATING PROFIT/(LOSS)
經營溢利/(虧損)

(RMB millions) (人民幣百萬元)


4,228
08
09
10
11
12

009

SUMMARY OF ACCOUNTING AND BUSINESS DATA
會計數據與業務數據摘要

(Prepared in accordance with PRC Accounting Standards)
(按中國企業會計準則編製)

PROFIT FOR THE YEAR ENDED 31 DECEMBER 2012
截至二零一二年十二月三十一日止年度利潤

RMB million 人民幣百萬元

Net profit	淨利潤	3,300
Income from main operations	主營業務利潤	9,878
Income from other operations	其他業務利潤	991
Income from investments	投資收益	234
Net income outside business	營業外收支淨額	2,688

MAJOR ACCOUNTING DATA & FINANCIAL INDICATORS
主要會計數據和財務指標

(Expressed in RMB Million) (人民幣百萬元)

		2011	2012
1. Operation revenue	營業收入	83,974.51	**85,569.25**
2. Net profit attributable to the equity shareholders of the Company	歸屬於本公司權益持有者淨利潤	4,886.70	**3,430.11**
3. Total assets	總資產	112,215.15	**120,962.48**
4. Shareholders' equity	股東權益	22,145.41	**25,042.64**
5. Earnings per share (RMB)	每股收益(人民幣元)	0.43	**0.30**
6. Net assets per share (RMB)	每股淨資產(人民幣元)	1.78	**2.22**

Notes:

1. Calculation of major financial indicators:
   Earnings per share = net profit ÷ weighted average number of ordinary shares outstanding
   Net assets per share = shareholders' equity at the end of the year ÷ total number of ordinary shares at the end of the year

註:

1. 主要財務指標計算方法如下:
   每股收益=淨利潤÷發行在外普通股的加權平均數
   每股淨資產=年度末股東權益÷年度末普通股股份總數

SUMMARY OF SELECTED OPERATING DATA
主要營運數據摘要

		2012 二零一二年	2011 二零一一年	Change 變動幅度
Capacity	**運輸能力**			
ATK (available tonne – kilometres) (million)	**可用噸公里(ATK)(百萬)**	19,721.41	18,662.50	5.67%
– Domestic routes	–國內航線	10,531.56	9,908.43	6.29%
– International routes	–國際航線	8,493.45	7,975.16	6.50%
– Regional routes	–地區航線	696.40	778.91	-10.59%
ASK (available seat – kilometres) (million)	**可用座公里(ASK)(百萬)**	136,723.95	127,890.81	6.91%
– Domestic routes	–國內航線	95,167.75	88,012.97	8.13%
– International routes	–國際航線	36,472.11	34,685.25	5.15%
– Regional routes	–地區航線	5,084.09	5,192.59	-2.09%
AFTK (available freight tonne – kilometres) (million)	**可用貨郵噸公里(AFTK)(百萬)**	7,416.25	7,152.33	3.69%
– Domestic routes	–國內航線	1,966.46	1,987.26	-1.05%
– International routes	–國際航線	5,210.96	4,853.49	7.37%
– Regional routes	–地區航線	238.84	311.58	-23.35%
Hours flown (thousand)	**飛行小時(千)**	1,404.52	1,288.40	9.01%
Traffic	**運輸量**			
RTK (revenue tonne – kilometres) (million)	**收入噸公里(RTK)(百萬)**	14,406.48	13,402.08	7.49%
– Domestic routes	–國內航線	7,705.32	7,256.76	6.18%
– International routes	–國際航線	6,243.40	5,659.85	10.31%
– Regional routes	–地區航線	457.76	485.47	-5.71%
RPK (revenue passenger – kilometres) (million)	**客運人公里(RPK)(百萬)**	109,112.68	100,895.06	8.14%
– Domestic routes	–國內航線	76,155.58	70,932.87	7.36%
– International routes	–國際航線	29,105.09	26,151.29	11.30%
– Regional routes	–地區航線	3,852.01	3,810.90	1.08%
RFTK (revenue freight tonne – kilometres) (million)	**貨郵載運噸公里(RFTK)(百萬)**	4,700.90	4,420.57	6.34%
– Domestic routes	–國內航線	922.69	934.14	-1.23%
– International routes	–國際航線	3,661.41	3,338.13	9.68%
– Regional routes	–地區航線	116.82	148.30	-21.23%
Number of passengers carried (thousand)	**載運旅客人次(千)**	73,077.06	68,724.96	6.33%
– Domestic routes	–國內航線	62,360.47	58,761.38	6.12%
– International routes	–國際航線	7,903.00	7,246.70	9.06%
– Regional routes	–地區航線	2,813.59	2,716.88	3.56%
Weight of freight carried (kg) (million)	**貨郵載運量(公斤)(百萬)**	1,416.48	1,443.05	-1.84%
– Domestic routes	–國內航線	679.85	699.43	-2.80%
– International routes	–國際航線	641.94	626.26	2.50%
– Regional routes	–地區航線	94.69	117.37	-19.32%

SUMMARY OF SELECTED OPERATING DATA
主要營運數據摘要

		2012 二零一二年	2011 二零一一年	Change 變動幅度
Load factors	**載運率**			
Overall load factor (%)	**綜合載運率(%)**	73.05	71.81	1.24pts
– Domestic routes	一國內航線	73.16	73.24	-0.08 pts
– International routes	一國際航線	73.51	70.97	2.54 pts
– Regional routes	一地區航線	65.73	62.33	3.40 pts
Passenger load factor (%)	**客座率(%)**	79.81	78.89	0.92 pts
– Domestic routes	一國內航線	80.02	80.59	-0.57 pts
– International routes	一國際航線	79.80	75.40	4.40 pts
– Regional routes	一地區航線	75.77	73.39	2.38 pts
Freight load factor (%)	**貨郵載運率(%)**	63.39	61.81	1.58 pts
– Domestic routes	一國內航線	46.92	47.01	-0.09 pts
– International routes	一國際航線	70.26	68.78	1.48 pts
– Regional routes	一地區航線	48.91	47.60	1.31 pts
Yields and costs	**收益率和成本統計**			
Revenue tonne - kilometres yield (RMB)	**收入噸公里收益(人民幣)**	5.51	5.71	-3.49%
– Domestic routes	一國內航線	6.68	6.93	-3.65%
– International routes	一國際航線	3.89	3.97	-1.96%
– Regional routes	一地區航線	8.04	7.71	4.24%
Passenger - kilometres yield (RMB)	**客運人公里收益(人民幣)**	0.65	0.68	-4.17%
– Domestic routes	一國內航線	0.66	0.69	-4.39%
– International routes	一國際航線	0.62	0.63	-1.09%
– Regional routes	一地區航線	0.84	0.81	4.00%
Freight tonne - kilometres yield (AFTK) (RMB)	**貨運噸公里收益(AFTK)(人民幣)**	1.71	1.83	-6.44%
– Domestic routes	一國內航線	1.44	1.44	-0.32%
– International routes	一國際航線	1.70	1.82	-6.41%
– Regional routes	一地區航線	3.94	4.49	-12.33%

012

FLEET
機隊

FLEET STRUCTURE AS AT 31 DECEMBER 2012 截至二零一二年十二月三十一日機隊情況

單位：架

No. 序號	Model 機型	Self-owned and under finance lease 自購及融資租賃	Under operating lease 經營租賃	Sub-total 小計
Passenger aircraft ***客機***				
Wide-body aircraft *寬體機*				
	A340–600	5	–	5
	A330–300	8	7	15
	A330–200	10	3	13
	A300-600R	7	–	7
	B767	6	1	7
Narrow-body aircraft *窄體機*				
	A321	27	–	27
	A320	98	33	131
	A319	12	8	20
	B757-200	5	5	10
	B737–800	17	56	73
	B737–700	37	18	55
	B737–300	16	–	16
	CRJ–200	8	–	8
	EMB–145LR	10	–	10
Total number of passenger aircraft 客機合計		**266**	**131**	**397**
Freighter ***貨機***				
	MD-11F	–	3	3
	A300-600R	3	–	3
	B747–400ER	2	3	5
	B757-200F	–	2	2
	B777F	–	6	6
Total number of freighters 貨機合計		**5**	**14**	**19**
Total number of passenger aircraft and freighters 客貨飛機總數		**271**	**145**	**416**
		No. of custody 託管數量		
Business aircraft 公務機合計		**12**		
Total number of aircraft 飛機總數				**428**

FUTURE AIRCRAFT PLAN

未來機隊計劃單

單位：架

Model 機型	2013 二零一三年 Introduction 引進	2013 二零一三年 Retirement 退出	2014 二零一四年 Introduction 引進	2014 二零一四年 Retirement 退出	2015 二零一五年 Introduction 引進	2015 二零一五年 Retirement 退出	2016 二零一六年 Introduction 引進	2016 二零一六年 Retirement 退出	2017 二零一七年 Introduction 引進	2017 二零一七年 Retirement 退出
Passenger aircraft (客機)										
A320 Series (A320系列)	22	4	26	–	31	–	20	–	15	–
A330 Series (A330系列)	8	–	8	–	7	–	–	–	–	–
A340 Series (A340系列)	–	–	–	1	–	4	–	–	–	–
B737NG	26	5	24	–	35	–	15	–	–	–
B757	–	–	–	1	–	1	–	–	–	–
B777-300ER	–	–	4	–	5	–	5	–	3	–
Regional aircraft (支線飛機)	–	–	–	8	–	5	–	5	–	–
Freighter (貨機)										
A300-600F	–	3	–	–	–	–	–	–	–	–
B747	–	–	–	1	–	1	–	–	–	1
B757F	–	–	–	–	–	2	–	–	–	–
MD11	–	2	–	–	–	–	–	–	–	–
Total 合計	**56**	**14**	**62**	**11**	**78**	**13**	**40**	**5**	**18**	**1**

Note: The abovementioned quantity and timing for the introduction and retirement of aircraft shall be subject to adjustment based on market conditions.

註： 根據市場情況，上述引進飛機的數量和時間、退出飛機的數量和時間可能會有調整

SIGNIFICANT EVENTS
大事紀




东航援建云南双江县新农村建设
捐赠仪式
2012年4月19日

27 February 2012
The Company and CAE Canada entered into an agreement for the introduction of a Gulfstream G450/550 flight simulator, which is the first flight simulator for business aircraft to be introduced in China.

二零一二年二月二十七日
本公司和加拿大CAE公司簽署引進灣流G450/550類比機的協議，是中國國內引進的第一架公務機模擬機

2 March 2012
The Company's "Xinhuanet" Aircraft made its first flight. This colorful aircraft is the first in China named after a network media entity.

二零一二年三月二日
本公司"新華網號"飛機正式首航，這是中國國內首架以網路媒體命名的全機身彩繪飛機

20 March 2012
The Company was ranked among the "2012 Top 25 Companies in China with the Best Corporate Social Responsibility" by Fortune China Magazine.

二零一二年三月二十日
本公司進入二零一二年《財富》(中文版)企業社會責任排行榜25強

5 May 2012
The Company's air-rail transportation product "Air-Rail Service" served the first batch of travelers, marking the official commencement of the first air-rail transportation product in China.

二零一二年五月五日
本公司空鐵聯運產品"空鐵通"迎來了首批旅客，這標誌著中國國內首個空鐵聯運產品正式開通

6 June 2012
China Cargo Airlines made an official announcement regarding its intent to join the SkyTeam Cargo Alliance at the China Aviation Logistics Exhibition.

二零一二年六月六日
中貨航在中國航空物流展上正式對外發佈了加入天合貨運聯盟的意向

21 June 2012
The Company entered into a loan facility agreement in the amount of RMB20 billion and strategic cooperation with Shanghai Pudong Development Bank Co., Ltd.

二零一二年六月二十一日
本公司與上海浦東發展銀行股份有限公司簽署200億人民幣綜合授信額度暨銀企戰略合作協定

1 July 2012
The Company and WestJet Airlines Ltd., based in Canada, commenced code sharing cooperation on flights from Vancouver to the Company's domestic destinations.

二零一二年七月一日
本公司與加拿大西捷航空開始在溫哥華至其國內航線上開展代號共用合作

24 August 2012
Eastern Air Overseas, a subsidiary of the Company, entered into a shareholders' agreement with respect to JetStar Hong Kong with JetStar International, a wholly-owned subsidiary of Qantas, to establish JetStar Hong Kong as a Hong Kong-based and Jetstar-branded low-cost carrier.

二零一二年八月二十四日
本公司下屬東航海外與澳航旗下全資子公司捷星國際簽署了捷星香港航空股東協議，同意設立以香港為基地、掛牌為捷星的低成本航空公司捷星香港

2 September 2012
The Company entered into a cooperation agreement with Niulanshan No. 1 Secondary School in Beijing regarding aviation experiment class, pursuant to which an "Aviation Experiment Class" would be jointly established for training talented individuals for aviation.

二零一二年九月二日
本公司與北京市牛欄山第一中學簽署了《東方航空與牛欄山一中飛行(實驗)班合作協定》，將與該校共同創建"飛行實驗班"，培養飛行後備人才






SKYTEAM
B-6053
SKYTEAM

30 October 2012
The Company made its first flight from Shanghai to Cairns in Australia. This is the first scheduled direct flight from China to Cairns.

二零一二年十月三十日
本公司首航上海至澳大利亞凱恩斯航線，這是中國國內首個凱恩斯定期直飛航班

16 November 2012
The Company was awarded the "Golden Tripod Award" at the 8th Annual Meeting of China's Securities Market.

二零一二年十一月十六日
本公司被第八屆中國證券市場年會評為"金鼎獎"

26 November 2012
China United Airlines, a wholly-owned subsidiary of the Company, completed its joint reorganization with the former Hebei Branch of the Company and became the New China United Airlines, which is principally based at the Nanyuan Airport in Beijing.

二零一二年十一月二十六日
本公司下屬全資子公司中聯航和原東航河北分公司完成聯合重組，成為新中聯航，主運營基地為北京南苑機場

22 November 2012
The Company was recognized as a "Listed Company with the Most Valuable Brand" at the 2012 Hong Kong China Securities Golden Bauhinia Award ceremony, and Mr. Liu Shaoyong, Chairman of the Company, was recognized as a "Most Influential Leader".

二零一二年十一月二十二日
本公司在"香港2012中國證券金紫荊獎"中獲得"最具品牌價值上市公司"、本公司董事長劉紹勇被評為"最具影響力領袖

12 December 2012
The Company was ranked 25th among the "Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication firm.

二零一二年十二月十二日
本公司被全球品牌傳播機構WPP評為"最具價值中國品牌50強"，位列第25位

December 2012
The Company was recognized among the "Top 100 Employer in China" in 2012.

二零一二年十二月
本公司獲得"2012中國最佳僱主百強企業"稱號

CHAIRMAN'S STATEMENT
董事長報告書

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company" or "CEA") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2012. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the shareholders of the Company (the "Shareholders").

致各位股東：

本人謹此提呈中國東方航空股份有限公司(「本公司」或「東航」)及其附屬公司(統稱「本集團」)截至二零一二年十二月三十一日止年度報告，並代表本集團全體員工向各位本公司股東(「股東」)致意。

Liu Shaoyong 劉紹勇
Chairman 董事長



In 2012, the global economic downturn resulted in: (i) decreased demand in both international and domestic passenger traffic and freight markets; (ii) greater cost pressures brought by consistently high crude oil prices; and (iii) intensified competition in domestic routes due to preference passengers for railway over airline transportation becoming more common. Meanwhile, the Group's international routes were also affected by unforeseen international events. Facing this complex international and domestic environment, the Group has, under the premise of ensuring flight safety, maintained positive profitability by optimising route and fleet structure, enhancing sales management in both passenger transportation and freight transportation, maintaining stringent cost control, strengthening the development of information technology and improving the quality of its services.

二零一二年，全球經濟不景氣導致國際、國內客貨運市場需求不足；燃油價格保持高位運行，成本壓力較大；高鐵分流航空旅客逐步常態化，國內航線競爭加劇；同時，國際突發事件也對本集團的國際航線業務產生影響。面對複雜的國際、國內形勢，本集團在保證飛行安全的前提下，通過優化航線和機隊結構、強化客貨運銷售管理、嚴格控制成本、加強信息化建設、提高服務質量等手段，保持了較好的盈利。

Safety management

The Group maintained a stable safety system in 2012. The Group continued to strengthen its construction of the Safety Management System (SMS); promulgated and issued work plans and implementation proposals of the SMS with the relevant teams; commenced specific restoring measures regarding the risks such as lighting strike, hard landing and communication failure; established the Nantong airport training base to reinforce training on flying skills; and formulated the "星級飛行人員考評和薪酬方案 (Assessment and Remuneration Packages of Star-rating Flight Crew Members)", which commenced star-rating assessment of all flight crew members in terms of flight safety, flight quality, practice and discipline and services. Such rating system not only optimised our incentive programs, but also enhanced our environment and culture to promote safe operations. The Company assessed and appointed 361 five-star captains during the first assessment at the end of 2012.

安全管理

二零一二年，本集團保持了較為平穩的安全形勢。本集團不斷深化安全管理體系(SMS)建設，制定下發「SMS進班組」工作計劃和推進方案；針對影響航空安全的雷擊、重著陸、通訊中斷等風險因素，開展專項整治活動；成立了南通訓練基地，加強飛行技能訓練；制定了《星級飛行人員考評和薪酬方案》，從安全運行、飛行品質、作風紀律、服務等方面對全體飛行人員開展星級評定，既完善了激勵機制，又營造了良好的安全氛圍和安全文化，二零一二年底首次評聘了361名五星機長。

Passenger traffic business

Developing hub networks

In 2012, for domestic routes, the Group increased the frequency of flights in certain express and sub-express routes, including Shanghai to Guangzhou, Chongqing, Zhengzhou and Changsha. The Group essentially provided full coverage over routes from Kunming to other provincial capitals in the PRC by leveraging on opportunities arising from the release of time slots at the new Kunming airport, which introduced new destinations such as Yinchuan, Jinan and Xining. The Group introduced new flights from Ningbo, Hefei and Nanchang to Northwest China via Xi'an and increased the frequency of flights from Xi'an to Northwest China by leveraging on opportunities arising from the release of time slots at a new terminal at the Xi'an airport. For international routes, the Group introduced four weekly routes from Shanghai to Cairns, Australia, and increased the frequency of flights from Shanghai to Paris, Rome, Sydney and Hawaii during peak seasons. Given the change of relationship between China and Japan and related market factors, the Group reduced its flight capacity allocated to routes between the two countries after September 2012, and reallocated resources to Southeast Asian routes, as well as increased the frequency of flights from Shanghai to Ho Chi Minh, Kuala Lumpur, Bangkok and New Delhi.

The Group steadily fostered the construction of flight system for its core hub in Shanghai and regional hubs in Kunming and Xi'an by introducing new flight destinations and increasing the frequency of certain flights, thereby enhancing its transfer and connection capability in these hub markets. By the end of 2012, a preliminary flight frequency of "four-in-four-out" was established at Shanghai Pudong International Airport, with "four-in-four-out" currently also being established at Kunming Airport, which increased the transfer and connection services via Kunming to Southeast Asia, South Asia and Western Asia. Xi'an Airport is also in the process of establishing a "three-in-three-out" flight frequency.

In addition, the Group actively strengthened its position in the Beijing market. Facing the relatively saturated time slots and flight resources at Beijing Capital International Airport, the Group integrated China United Airlines Co., Ltd. ("**China United Airlines**"), the sole operator of Beijing Nanyuan Airport and the Hebei Branch of the Company, to establish the new China United Airlines. The new China United Airlines has fully utilized time slots at Nanyuan Airport and added six B737 aircraft, which increased the frequency of flights from Beijing Nanyuan to Shenzhen, Xiamen and Changsha, and has enhanced the Group's market share in Beijing.

In 2012, the Company implemented code-sharing programs covering 274 destinations along 429 routes with SkyTeam member airlines, as well as 130 destinations along 142 routes with non-SkyTeam member airlines, which has further broadened the coverage of the Group's route network.

客運業務

發展樞紐網絡

二零一二年,在國內航線方面,本集團加密了上海至廣州、重慶、鄭州、長沙等多條快線和準快線的航班班次;利用昆明新機場時刻放量的契機,新開了銀川、濟南、西寧等航點,基本實現了昆明至國內省會城市航線的全覆蓋;利用西安新航站樓時刻放量的機會,新開了寧波、合肥、南昌等地經西安至西北地區的航班,加密了西安至西北區內航班班次。在國際航線方面,本集團新開了每周4班上海至澳大利亞凱恩斯的航線;旺季期間加密了上海至巴黎、羅馬、悉尼、夏威夷的航班班次。二零一二年九月之後受中日關係變化的影響,本集團結合市場變化,削減了中日航線的運力投放,增投至東南亞航線,加密了上海至胡志明、吉隆坡、曼谷、新德里等地的航班班次。

本集團通過增加通航點以及加密航班班次等手段,穩步推進上海核心樞紐、昆明和西安區域樞紐的航班波建設,增強了樞紐市場的中轉銜接能力。截至二零一二年底,上海浦東機場已基本形成了「四進四出」的航班波;昆明機場在構建「四進四出」航班波的同時,進一步提升了國內經昆明至東南亞、南亞、西亞地區的中轉銜接機會;西安樞紐也正在構建「三進三出」的航班波。

此外,本集團積極加強對北京核心市場的佈局。面對北京首都機場航班時刻資源相對飽和的情況,本集團將獨家運營北京南苑機場的中國聯合航空公司(「**中聯航**」)和本公司下屬河北分公司進行整合,成立了新中聯航。新中聯航充分利用南苑機場的航班時刻資源,增投了6架B737飛機,加密了北京南苑至深圳、廈門、長沙等航班班次,提升了本集團在北京市場的份額。

二零一二年,本公司與天合聯盟內成員公司在274個航點、429條航線上實施代碼共享;與非聯盟成員在130個航點、142條航線上實施代碼共享,進一步擴大了本集團航線網絡的覆蓋範圍。

Enriching the categories of marketing products

In 2012, the Group took the initiative to develop marketing products based on the characteristics of different markets and routes to expand its sales channels, broaden its customer base and increase its flight revenue.

The Group designed four core products of the "東方系列 (Eastern Series)" in accordance with different levels of demand and consumption, including "東方尊享 (Eastern Premium)" which targets high-quality business travelers, providing them with concierge-style, full accompaniment services; 東方優享 (Eastern Privileges) which targets potential high-value travelers, providing them with upgraded experiences and door-to-door pickup services to and from the airport; 東方至遠 (Eastern Far Reach) which targets travelers with special needs, providing them with one-stop services covering visa application before departure to ticketing reservation; and 東方穿梭 (Eastern Shuttle) which targets travelers to Yunnan, providing them with itinerary design, transit and destination value-added services.

In 2012, the Group cooperated with the Shanghai Railway Bureau to launch "Air-Rail Pass Transportation" products in 13 cities in the Yangtze River Delta including Nanjing, Hangzhou and Suzhou. The Group's domestic and international flights together with its high-speed railway products at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport have formed a air-rail two-way transportation product, which has helped the Group broaden its customer base.

Meanwhile, in response to the low seasons, the Group launched travel products such as "Journey to the Three Regions in Southern China" (Yunnan, Hainan and Jiangnan) and "Journey to the West" (trip to Greater Western China via Xi'an), which has effectively enhanced passenger load factor for flights during low seasons.

Developing customer resources

The Group actively explored and expanded its customer base of high-end business travelers to accelerate the development of group clients. In 2012, the Group added over 200 group clients, of which 15 are global group clients. Currently, the total number of group clients amounts to over 4,500, which has contributed to increased sales revenues.

The Group fully promoted the development of Eastern Miles membership business. In order to attract more members, and to provide members better experience in terms of diversity, comprehensiveness and flexibility, the Group strengthened its cooperation with retail store owners by increasing the number of co-operative stores where members may accumulate and redeem points to 74, covering various industries such as financial services, hotel, car rental and health services. The total number of exchangeable goods through this program has increased to over 850 items. By the end of 2012, the Group had over 3 million new Eastern Miles members, with a total of 18 million members. Members of Eastern Miles can participate in the frequent flyer mileage accumulation and the redemption programs of 19 SkyTeam member airlines, as well as enjoy other member benefits. Elite members also have access to our 525 VIP lounges across the world.

豐富營銷產品

二零一二年，本集團根據不同市場、不同航線的特點，積極開發營銷產品，增加銷售渠道，擴大客戶群體，努力提升航班收益。

面對不同的消費需求與層次，本集團設計了4款「東方系列」核心產品：針對高品質商務旅客，推出了管家式、全程陪同式服務的「東方尊享」；針對潛在的高價值旅客推出了提供升客艙體驗以及門到門接送機服務的「東方優享」；為有特殊需求的旅客推出了出境前簽證辦理與機票預訂一站式服務的「東方至遠」；針對去雲南的遊客，推出了提供行程設計、中轉站和目的站增值服務的「東方穿梭」。

二零一二年，本集團與上海鐵路局合作在南京、杭州、蘇州等13個長三角地區城市推出了「空鐵通」產品，本集團在上海虹橋和浦東的國內及國際航班和鐵路產品形成了空鐵雙向聯運，從而增加了本集團的客源。

同時，針對淡季市場，本集團推出了「三南遊」(雲南、海南、江南)、「西遊季」(經西安遊大西部)等旅遊產品，有效地提高了淡季航班的客座率。

開發客戶資源

本集團積極拓展高端商務旅客客源，加快發展集團客戶。二零一二年，本集團新增200多家集團客戶，其中15家為全球集團客戶。目前，集團客戶總數達到了4,500多家，集團客戶的銷售貢獻得到了進一步的提升。

大力推進「東方萬里行」常旅客業務的發展。為了吸引更多的會員，同時讓會員對「東方萬里行」會員獎勵計劃的多樣性、全面性和靈活性有更好的體驗，本集團加大和商家的合作，會員可享受積分累積與積分兑換的合作商家總數已達到74家，可兑換商品的總量已增加至850多項，覆蓋了金融、酒店、租車、健康服務等各行業。截至二零一二年末，本集團「東方萬里行」新增會員300多萬人，會員總數達到1,800餘萬人。「東方萬里行」常旅客會員可享受天合聯盟19家成員公司的積分里程計劃、會員權益，精英會員還可享受全球525間機構貴賓休息室。

Freight transportation business

In 2012, the Group reduced its allocation of flight capacity for freight transportation in response to weak demand in the freight transportation market. Meanwhile, the Group adjusted and optimised its freight transportation flight routes by changing the interline routes of "Shanghai Pudong-Copenhagen-Paris-Shanghai Pudong" to "Shanghai Pudong-Copenhagen" and "Shanghai Pudong-Paris" routes, and canceled our inbound domestic destination at Tianjin for the Shanghai Pudong-Chicago route.

In terms of marketing of freight transportation, the Group promoted the construction of cabin space and freight price control system and strengthened its income management by establishing sales models at headquarters; increased sales efforts for early flight express mail products so as to boost the sales of seasonal goods; facilitated the integration of Yangtze River Delta market while planning a regional sales network in Yangtze River Delta to conduct joint sales in the region.

In order to enhance the management of its freight transportation business and increase the efficiency and quality of operations, the Group established a global freight transportation command center to fully control the management of 58 freight terminals; completed the implementation of 20 domestic and 22 international station benchmarks in accordance with Cargo2000 (a quality management standard for international aviation freight transportation industry); strengthened the construction of quality management system; and revised the operation standard of general cargo and express mail, which reduced the time between receipt and delivery of goods at its Shanghai station.

In addition, the Group's various efforts facilitated the entering of China Cargo Airlines Co., Ltd. ("**China Cargo Airlines**") to the SkyTeam Cargo Alliance. On 6 June 2012, the Company formally signed a letter of intent to join the SkyTeam Cargo Alliance, with official membership to commence in 2013.

Cost control

The Group strictly controlled its budget and reinforced cost control by adopting a comprehensive budget management system. The Group also proactively promoted all-levels integration of its procurement resources and streamlined and optimised the procurement process, as well as implemented entire-process control over procurement. The Group implemented approximately 700 instances of centralised procurement with respect to information technology, automobile, jet fuel and in-flight supplies in 2012. Meanwhile, the Group also strengthened DOC (Direct Operation Cost) control and management by streamlining aircraft models and optimising route structure. The Group also reduced fuel consumption by way of precise refueling based on its flight plans, which effectively reduced fuel costs by approximately RMB130 million in 2012. In addition, the Group actively explored financing channels and sought to reduce its finance costs by means of various financial instruments. In 2012, the Company issued super short-term commercial paper of RMB4 billion with a consolidated finance costs that were lower than The People's Bank of China benchmark interest rate.

貨運業務

二零一二年，根據貨運市場需求不足的情況，本集團削減了貨運運力的投入，同時，本集團對貨運航線網絡進行了調整和優化，將上海浦東－哥本哈根－巴黎－上海浦東聯程航線改為上海浦東－哥本哈根和上海浦東－巴黎單飛航線；取消了上海浦東至芝加哥回程經停天津的站點。

貨運營銷方面，本集團建立了總部營銷模式，推進艙位和運價管控體系建設，強化收益管理；加大早航班快郵產品銷售力度，加強季節性貨物的銷售；推進長三角市場一體化，統籌建設長三角區域銷售網絡，進行區域聯動銷售。

為了提升貨運業務的管理水平，提高運營效率和品質，本集團成立了全球貨運指揮中心，管控58個貨運航站的管理業務；完成了20個國內和22個國際站點對標Cargo2000(國際航空貨運業質量管理標準目標)的推進工作，加強質量管理體系建設；修訂了普貨、快運操作標準，縮短了上海本站收貨和交付貨物之間的時間。

此外，本集團積極推進中國貨運航空有限公司(「**中貨航**」)加入天合貨運聯盟工作，二零一二年六月六日，本公司正式簽署了加入天合貨運聯盟意向書，並計劃於二零一三年正式入盟。

成本控制

本集團繼續以全面預算管理為手段，嚴格控制成本預算，強化成本費用控制。積極推進本集團採購資源的整合，疏理優化採購流程，對採購進行全過程監控。二零一二年，本集團在IT、車輛、航油、機供品等方面實現了700多次集中採購。同時，本集團通過精簡飛機機型，優化飛行航線和航路，加強DOC(直接運行成本)控制和管理，按飛行計劃精確加油等手段來節省本集團燃油消耗，全年共節約燃油成本人民幣1.3億元。此外，本集團積極拓寬融資渠道，利用多種金融工具降低財務成本。二零一二年，本公司發行了40億元人民幣的超短期融資券，綜合融資成本低於中國人民銀行基準利率。

Information technology

The Group has always attached great importance to the enhancement of information technology, and has sought to implement information technology that contributes to the continued development of the Group's business. In 2012, the Group further optimised its electronic sales service system, including its official website, call centres and mobile application "東航移動E (China Eastern Mobile E)", which serves to enhance customer experience while increasing the Group's direct sales. The Group upgraded its official domestic website and launched nine overseas websites. The Group fostered the transformation and upgrade of call centres and gradually expanded this system to all branches, subsidiaries and sales departments. In view of the increasing popularity of smart phones, the Group introduced the new version "東航移動E (China Eastern Mobile E)" in 2012, providing a streamlined customer experience with tickets booking, flight status checking and online check-in and international tickets sales services via a domestic mobile phone application.

Meanwhile, the Group took a proactive approach towards the development of self-service check-in functions and continuous improvement of an online check-in system to offer more convenient self-services for passengers.

信息化

本集團一貫注重信息化建設，堅持信息化引領本集團業務的發展。二零一二年，本集團進一步完善了官方網站、呼叫中心和「東航移動E」移動客戶端等電子渠道銷售服務系統，在提升客戶體驗的同時，提高了本集團的直銷比例。本集團對國內官方網站進行了升級，並推出了9個海外網站。本集團穩步推進呼叫中心系統的改造和升級，並逐步向各分子公司和營業部推廣。針對智能手機的普遍使用，本集團於二零一二年推出了新版本的「東航移動E」，為旅客通過手機進行機票預訂、航班動態查詢、網上值機等操作帶來了更好的體驗，並實現了國內手機客戶端的國際票銷售。

同時，本集團積極發展自助值機業務、不斷改進網上值機系統，為旅客出行提供了更為便捷的自助服務。

Service quality

Adhering to the concept of "customer satisfaction above all else" and "providing heart-to-heart service to our customers", the Group optimised and adjusted its fleet structure while proactively pushing the enhancement and renovation of its hardware and software service products. In 2012, the Group's newly upgraded infrastructure and facilities, including ground VIP lounges, waiting areas and check-in areas in regional hubs and key markets such as Xi'an, Kunming and Beijing Nanyuan, as well as commenced operations of the Company's exclusive VIP lounges at Guangzhou and Shenzhen airports. The Group advocated a green, environmentally friendly and healthy catering concept and joined hands with world-renowned hotel groups to design innovative cuisine to be served in first class and business class cabins. The Group also promoted customized service of "Inflight Meals Ordered Before Flight" for first class and business class cabins and high-end customers. The content of entertainment systems in the passenger cabins has been continuously improved to ensure diversified in-flight entertainment experience of passengers. In addition, under circumstances where flights were substantially affected due to bad weather and other unexpected events, the Group increased the number of information dissemination platforms and optimised procedures to address such issues by providing timely flight status information for customers to facilitate itinerary adjustments.

服務品質

本集團秉持「以客為尊，傾心服務」的理念，在優化調整機隊的同時，積極推動硬件和軟件服務產品的提升和改造。二零一二年，本集團全新升級了西安、昆明、北京南苑等區域樞紐及重要市場的地面貴賓室、候機區、值機區等設施設備，在廣州、深圳等機場啟用東航專屬貴賓室；堅持綠色、環保、健康的餐飲理念，聯手國際著名酒店集團，創新頭等艙、公務艙餐食設計並推廣面向頭等艙、公務艙和高端旅客的地面點餐個性化服務；不斷優化客艙娛樂點播系統內容，豐富旅客機上娛樂體驗。同時，針對惡劣天氣、突發事件等原因造成大面積影響航班的情況，本集團通過增加信息發佈平台，優化事件處理程序等手段，讓旅客及時掌握航班動態，便於調整出行安排。

Transformation and development

Working around the transformation target of "transforming from an air passenger and freight carrier to an integrated aviation services and logistics services provider", the Group took a first step towards transformation by making a concerted effort to push forward the integration and allocation of internal resources in 2012. Driven by information technology, passenger transportation transformation was driven by improved network capability, product marketing and customer demand. The Group further explored customer resources and steadily promoted the construction of the Group's electronic business platform and mobile service platform. As for freight traffic transformation, the Group integrated China Cargo Airlines and 上海東方遠航物流有限公司 (Shanghai Eastern Airlines Logistics Co., Ltd) ("**Eastern Logistics**"), which developed new businesses such as freight expressway, logistics solutions and aviation trading on the basis of its existing strong traditional storage and freight transportation business, which enabled the Group to build a general logistics platform for logistics services.

Meanwhile, in its proactive response to the rapid development of low-cost airlines around the world, the Group entered into a shareholders' agreement with Qantas Airways Limited ("**Qantas**") in 2012, pursuant to which a joint venture low-cost carrier will be established in Hong Kong that will adopt the low-cost "Jetstar" brand owned by Qantas. As of the date of this announcement, Jetstar Hong Kong Limited ("**Jetstar Hong Kong**") had obtained the certificate of incorporation issued by the Hong Kong Special Administrative Region.

轉型發展

圍繞「客運從航空承運人向航空服務集成商轉型，貨運從航空貨物運輸企業向物流服務商轉型」的轉型目標，二零一二年，本集團積極推進內部資源的整合和配置，邁出了轉型的第一步。客運轉型以信息化為引領，以網絡運力、產品市場、客戶需求為驅動，深挖客戶資源，穩步推進本集團電子商務平台、移動服務平台的建設。貨運轉型通過對下屬中貨航、上海東方遠航物流有限公司(「**東遠物流**」)的整合，在做強現有傳統的倉儲和貨運業務的基礎上，發展快遞、物流解決方案和航空貿易等新業務，構建物流中性平台。

同時，本集團積極應對全球低成本航空快速發展的局面，二零一二年，本公司與澳洲航空公司(「**澳航**」)簽署了股東合作協議，利用澳航擁有的低成本「捷星」品牌，在香港合資成立低成本航空公司。於本公告日期，捷星香港航空有限公司(「**捷星香港**」)已獲得香港特別行政區頒發的公司註冊證書。

OUTLOOK FOR 2013

The Group cautions readers of this report. As an air transport enterprise that provides public service functions, the operations of the Group are closely linked to political and economic developments both in the PRC and abroad. As such, the Group's operations as well as that of the aviation industry are, to a significant extent, subject to risks associated with unforeseen occurrences of geopolitical events and other significant events.

The 2012 annual results of the Group includes certain forward-looking statements with respect to the future plans of the Group and the outlook of international and domestic economic conditions and the general condition of the global aviation industry. Such forward-looking statements are subject to many uncertainties and risks beyond our control, and the actual results of the Group may vary materially from these forward-looking statements. You are cautioned not to place undue reliance on such forward-looking statements.

In 2013, there is still uncertainty in the global economy as China's economic growth has generally slowed down but has maintained relatively steady and rapid development. Under this operation environment, the Group, with the premise of maintaining safe operations, intends to achieve its goal of strengthening its management of passenger and freight carriers and strictly controlling cost to achieve improved operational efficiency.

二零一三年展望

本集團在此提醒各位讀者，作為一家承擔公眾服務職能的航空運輸企業，本集團的經營與國際及本地區政治、經濟局勢的發展密切相關，因此地緣政治的風險、突發事件的爆發等不利因素可能會對本集團乃至全行業經營形成重大影響。

本集團二零一二年度業績報告包括一些預期性描述，例如對本集團未來的工作計劃的描述，對國際和國內經濟及全球航空市場整體狀況的某些預期性描述。這些預期性描述受限於諸多不確定因素和風險，實際發生的情況可能與本集團的預期性描述有重大不符。謹此提醒 閣下切勿過分依賴此等預期性陳述。

二零一三年，全球經濟依然存在較大的不確定性，在國內經濟增速放緩但仍將保持平穩較快發展的經營環境下，本集團將圍繞轉型發展的目標，在保證航空安全的前提下，加強客、貨運管理，嚴控成本，努力創造良好的經營效益。

For the passenger traffic business, the Group expects to allocate flight capacity and routes precisely and properly and to maintain accurate control of cabin space and refine pricing management. The Group will seek to increase the proportion of direct sales by expanding its sales and marketing platform; and step up its efforts to develop transition and tourism products by leveraging on its 72-hours visa-free stay policy in Shanghai and Beijing. The Group also seeks to further enhance its cooperation with both members and non-members airlines of the SkyTeam Alliance. Performance efficiency will also be enhanced through strengthened sales and marketing management measures and increased operating efficiency.

在客運業務方面，本集團將精準運力投放，做好航線編排；精確艙位控制、精細運價管理；拓展營銷平台，提高直銷比例；同時利用上海、北京72小時過境免簽證政策，大力開發中轉及旅遊產品；此外還將加強與聯盟內外航空公司的合作。通過加強營銷管理和提高運營效率來提升經營效益。

In terms of freight logistics, the Group will seek to adjust the structure of its freight fleet and route network, based on existing market conditions. Operating costs are expected to be reduced by controlling the allocation of flight capacity. Building on its steady freight carrier business, the Group will seek to enhance the operation management of bellyhold space to increase freight traffic revenue. Meanwhile, the Group will actively expand its presence in the freight logistics market by enhancing its ability to provide logistics solutions.

在貨運物流方面，本集團將根據市場情況，調整貨運機隊和航線網絡結構，控制運力投放，降低運營成本；在做好全貨機運營的基礎上，加強客機腹艙的經營管理，增加貨運收入；同時通過增強物流解決方案的能力，積極搶佔貨運物流市場。

The Group will continue to implement comprehensive budget management measures and strengthen the overall control in implementating this budget. Fuels cost can be decreased through reduced fuel consumption by way of continued route optimisation, continued operational management refinement and continued weight reduction on board flights. Procurement costs will also be reduced by implementing centralised procurement measures and increasing bargaining power on bulk purchase. Maintenance cost can be reduced by enhancing engine overhaul capabilities and increasing maintenance monitoring. Finance cost can be reduced by the use of various financial instruments. Through these various efforts and controls over various costs and expenses, the Group's profitability can be enhanced.

本集團將繼續實施全面預算管理，加強預算執行的全程控制。通過持續優化航線航路、精細運營管理、深化航班減重來減少航油消耗，降低燃油成本；推行集中採購，提高規模議價能力，降低採購成本；提升發動機大修能力，加強維修監控，降低維修成本；利用多種融資工具，減少財務費用，降低財務成本。通過多方面的努力，控制各項成本支出，提升本集團盈利能力。

While the Group will focus on traditional passenger and freight transportation operation, it will also actively promote the transformation and development of both operations. The Group will also further improve its electronic business platforms and mobile service platforms to facilitate the transformation of passenger traffic operation through optimisation of network flight capacity, expansion of aviation value chains, and enrichment of product portfolio and exploration of customer resources. For the transformation of freight logistics, the Group will benefit from economies of scale from the consolidation of its freight logistics business, which will speed up the transformation of freight transportation business and establish a platform for freight expressway to create a competitive freight expressway brand. The Group will also strengthen its truck transportation business to establish new revenue streams for freight transportation. An innovative storage approach will be adopted to expand the single storage function of cargo warehouses into a distribution centre with multiple functions such as storage, cargo management and cargo delivery.

本集團將在注重傳統客貨運業務的同時，積極推進客貨運的轉型發展。通過優化網絡運力、延伸航空產業鏈、豐富產品體系、深挖客戶資源來進一步完善本集團電子商務平台和移動服務平台，推動客運業務的轉型。貨運物流轉型方面，發揮貨運物流整合的規模效應，加快推進貨運業務轉型，建設快遞運輸平台，打造具有競爭力的快遞品牌；強化卡車運輸業務，形成貨運新的利潤增長點；創新倉儲理念，把貨庫的單一倉儲功能拓展為集倉儲、理貨、送貨等多種功能為一體的分撥中心。

024

REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
業績回顧及管理層的討論與分析

With Shanghai as its core hub and Xi'an and Kunming as regional hubs, the Group has established an air transport network throughout China and extending to Asia, Europe, North America and Oceania. After joining the SkyTeam Alliance, the route network of the Group expanded to cover more than 1,000 destinations in 187 countries around the world. To date, the number of Eastern Miles members of the frequent flyer program of the Group has exceeded 18 million members.

本集團構建了以上海為核心樞紐，以西安和昆明為區域樞紐，覆蓋整個中國並輻射亞洲、歐洲、北美洲甚至大洋洲的航空運輸網絡。加入天合聯盟後，本集團的航線網絡通達全球187個國家超過1,000多個目的地。本集團的「東方萬里行」常旅客會員目前也已經超過1,800萬人。

Ma Xulun 馬須倫
Vice Chairman, President
副董事長、總經理

REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
業績回顧及管理層討論與分析

The Group currently has 10 branches and 50 overseas operation units and offices around the world, in addition to 24 wholly or partly owned subsidiaries including 上海航空有限公司 (Shanghai Airlines Co., Ltd.) ("**Shanghai Airlines**"), 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Ltd.), 上海東方航空物流有限公司 (Shanghai Eastern Airlines Logistics Co., Ltd) and China United Airlines. The fleet of CEA comprises over 400 large- and medium-sized aircraft with an average age of less than seven years, providing services to over 73 million travelers around the world every year.

本集團目前在全球擁有10家分公司、50家海外營業部及辦事處，同時擁有包括上海航空有限公司(「**上航**」)、東方航空雲南有限公司、上海東方航空物流有限公司、中聯航等在內的24家全資或控股子公司。由400多架平均機齡不滿7年的大中型飛機構成的東航機隊，每年為全球7,300多萬旅客提供服務。

In 2012, the total traffic volume of the Group was 14,406.48 million tonne-kilometres, representing an increase of 7.49% from last year. Revenue of the Group was RMB85,253 million with total profit of RMB2,808 million. Net profit attributable to the equity shareholders of the Company was RMB2,954 million.

二零一二年，本集團實現總周轉量14,406.48百萬噸公里，同比增長7.49%；完成營業收入人民幣852.53億元，利潤總額人民幣28.08億元；歸屬於母公司所有者的淨利潤人民幣29.54億元。

In 2012, the Company accounted for 50.20% and 38.40% of the total market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of total flight take-offs and landings and accounted for 48.20% and 36.60% of the total market share at Hongqiao International Airport and Pudong International Airport, respectively, in terms of passenger throughput.

二零一二年，以航班班次佔有率統計，本公司在虹橋機場與浦東機場的市場份額分別為50.20%與38.40%，以旅客吞吐量統計，本公司在虹橋機場與浦東機場的市場份額分別為48.20%與36.60%。



REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
業績回顧及管理層討論與分析

REVIEW OF OPERATING RESULTS

The following discussion and analysis should be read together with the Group's audited financial statements and the accompanying notes prepared in accordance with International Financial Reporting Standards ("**IFRS**") that are included elsewhere in this annual report. The financial data presented in this section are derived from the Group's audited financial statements prepared in accordance with IFRS.

Operational revenues

In 2012, the Group's revenues was RMB85,253 million, representing an increase of 3.46% from the previous year. Transportation revenue amounted to RMB79,444 million, representing an increase of 3.83% from the previous year. In 2012, the Group's total traffic volume was 14,406.48 million tonne-kilometres, representing an increase of 7.49% from the previous year.

In 2012, the Group's passenger revenues amounted to RMB71,419 million, representing an increase of 4.36% from the previous year, and accounted for 89.90% of the Group's traffic revenues in 2012. Passenger traffic volume was 109,112.68 million passenger-kilometres, representing a 8.14% increase from the previous year.

The Group's domestic passenger traffic volume was 76,156 million passenger-kilometres, representing an increase of 7.36% from the previous year. Compared to 2011, domestic passenger revenues increased by 2.41% to RMB50,141 million, accounting for 70.21% of the Group's passenger revenues.

The passenger traffic volume of the Group's international routes was 29,105.09 million passenger-kilometres, representing a 11.30% increase from the previous year. Compared to 2011, international passenger revenues increased by 10.15% to RMB18,057 million, accounting for 25.28% of the Group's passenger revenues.

The passenger traffic volume of the Group's regional routes was 3,852.01 million passenger-kilometres, representing a 1.08% increase from last year. Compared to 2011, regional passenger revenues increased by 4.65% to RMB3,221 million, accounting for 4.51% of the Group's passenger revenues.

In 2012, the Group's cargo and mail traffic revenues decreased by 0.67% to RMB8,025 million, as compared to 2011, accounting for 10.10% of the Group's traffic revenues in 2012. Cargo and mail traffic volume was 4,700.90 million tonne-kilometres, representing a 6.34% increase from last year.

業績回顧

閱讀以下討論與分析時請參考本年報中包括的本集團按照國際財務報告準則(「**國際財務報告準則**」)編製的經審計的財務報表及注釋。本章中的財務數據乃摘自本集團按照國際財務報告準則編製的經審計的財務報表。

經營收入

二零一二年,本集團實現收入852.53億元,同比增長3.46%。其中運輸收入達人民幣794.44億元,同比增長3.83%。二零一二年,本集團完成總周轉量14,406.48百萬噸公里,同比增長7.49%。

二零一二年,客運收入為人民幣714.19億元,同比增長了4.36%,佔本集團二零一二年運輸收入的89.90%;旅客運輸周轉量為109,112.68百萬客公里,同比增長了8.14%。

國內航線旅客運輸周轉量為76,156百萬客公里,同比增長了7.36%;收入為人民幣501.41億元,同比增長了2.41%,佔客運收入的70.21%。

國際航線旅客運輸周轉量為29,105.09百萬客公里,同比增長了11.30%;收入為人民幣180.57億元,同比增長了10.15%,佔客運收入的25.28%。

地區航線旅客運輸周轉量為3,852.01百萬客公里,同比增長了1.08%;收入為人民幣32.21億元,同比增加了4.65%,佔客運收入的4.51%。

二零一二年,貨郵運輸收入為人民幣80.25億元,同比減少了0.67%,佔本集團二零一二年運輸收入的10.10%。貨郵載運周轉量為4,700.90百萬噸公里,同比增長了6.34%。

Operating expenses

In 2012, the Group's total operating costs was RMB82,745 million, representing an increase of 4.35% from previous year.

Analysis of the changes in other items under operating costs of the Group is set out as follows:

Aviation fuel costs account for the most substantial part of the Group's operating costs. In 2012, total aviation fuel consumption was approximately 4,177,700 tonnes, representing a 7.22% increase compared to last year. In 2012, the average price of jet fuel increased by 2.14% compared to last year. Aviation fuel expenditures of the Group reached RMB29,872 million (based on value-added tax), which accounted for 36% of the Group's operating expenses, representing an increase of 2.20% from RMB29,229 million last year. The Company implemented a policy of transforming its business tax to value-added tax in 2012. If calculated in line with the business tax, aviation fuel costs for 2012 grew by 9.52% from last year, and the increase in price of jet fuel increased aviation fuel expenditures by approximately RMB671 million. The increase in aviation fuel consumption resulted in an increase in aviation fuel expenditures of approximately RMB2,111 million.

Take-off and landing charges amounted to RMB9,066 million, or an increase of 8.57% from last year, and was primarily due to the increase in the number of take-off and landings, as well as an increase in average unit price of take-off and landing charges.

Depreciation and amortisation amounted to RMB7,557 million, or a growth of 8.49% from last year, and was primarily due to the addition of new aircraft and engines by the Group in 2012, resulting in a greater base number for depreciation and amortisation.

Wages, salaries and benefits amounted to RMB10,059 million, or an increase of 16.09% from last year, and was primarily due to an increase in the number of staff and an increase in hours flown.

Food and beverage expenses were RMB2,031 million, representing an increase of 0.45% from last year.

Aircraft operating lease rentals amounted to RMB4,438 million, or an increase of 7.50% from last year, and was primarily due to an increase in the number of aircraft held through an operating lease in 2012.

Other operating lease rentals amounted to RMB609 million, or an increase of 23.83% from last year, and was primarily due to an increase in the number of leases for warehouses and VIP lounges at airports.

Sales and marketing expenses were RMB3,727 million, representing a decrease of 0.33% from last year.

The amount of civil aviation infrastructure levies payable to Civil Aviation Administration of China ("**CAAC**") amounted to RMB1,414 million, representing an increase of 7.04% compared to last year, and was primarily due to an 8% increase of miles flown by the Company in 2012.

營運開支

二零一二年，本集團總營運成本為人民幣827.45億元，同比增長4.35%。

本集團其他運營成本項目的變動分析如下：

航油成本是本集團最大的運營成本。二零一二年，本集團航油消耗量約417.77萬噸，同比增長7.22%，平均油價同比上升2.14%。本集團的航空油料支出達到人民幣298.72億元(依據增值稅口徑計算)，佔本集團營運支出的36%，較去年同期增長了2.20%(二零一一年，本集團航空油料支出為292.29億元人民幣。二零一二年，本公司實行「營業稅改增值稅」。如果按營業稅口徑計算，二零一二年，航空油料成本同比增長9.52%，油價上升增加航油支出約人民幣6.71億元；航油消耗量增加使得航油支出增加約人民幣21.11億元)。

起降費為人民幣90.66億元，較去年同期增長8.57%。主要是由於起降架次同比增加及平均起降費單價上升所致。

折舊及攤銷為人民幣75.57億元，同比增長8.49%。主要是由於本集團年內新增飛機和發動機，折舊攤銷基數增加。

工資、薪金及福利為人民幣100.59億元，同比增長16.09%。主要是由於員工人數增加和飛行小時增加所致。

航空餐食供應支出為人民幣20.31億元，同比增長0.45%。

飛機經營性租賃租金為人民幣44.38億元，同比增長7.50%。主要是由於二零一二年經營性租賃飛機數量增加所致。

其他經營性租賃租金為人民幣6.09億元，同比增長23.83%。主要是由於增加了倉庫和機場貴賓廳的租賃所致。

銷售及市場費用為人民幣37.27億元，同比減少0.33%。

上繳中國民用航空局(「**民航局**」)的民航基礎設施建設基金為人民幣14.14億元，同比增長7.04%。主要是由於二零一二年本公司的飛行里程增長了8%所致。

REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS 業績回顧及管理層討論與分析

0'8

Ground services and other charges were RMB594 million, representing an increase of 4.67% from last year.

地面服務及其他費用為人民幣5.94億元，同比增長4.67%。

Office, administration and other operating expenses amounted to RMB8,983 million, representing an increase of 1.46% from last year primarily due to an increase in the number of staff.

辦公、管理及其他營業支出為人民幣89.83億元，同比上升1.46%。主要由於員工人數增加。

Other operating income

其他營業收入

In 2012, other operating income of the Group amounted to RMB1,720 million, an increase of 62.01% from the same period last year, primarily due to an increase in operations subsidy from the government.

二零一二年，本集團的其他營業收入為人民幣17.20億元，較去年同期增長62.01%，主要原因是由於收到政府經營性補貼有所增加。

Finance income/costs

財務收入／費用

In 2012, the Group's finance income was RMB349 million, a decrease of RMB1,675 million from the same period last year, primarily due to the minimal appreciation of the Renminbi against the U.S. dollar in 2012, which had substantially appreciated in 2011. Finance costs amounted to RMB1,697 million, an increase of RMB235 million, primarily due to an increase in interest expenses arising from increased borrowings and finance leases.

二零一二年，本集團財務收入為人民幣3.49億元，較去年同期減少人民幣16.75億元，主要是由於二零一一年人民幣大幅升值，而二零一二年人民幣兑美元匯率變化較小。財務費用為人民幣16.97億元，增加人民幣2.35億元，主要是由於借款和融資租賃引起的利息支出增加。

Profit

利潤

As a result of the foregoing, the Group's profit attributable to the equity shareholders of the Company in 2012 was RMB2,954 million, representing a 35.45% decrease as compared to the Group's profit attributable to the equity shareholders of the Company of RMB4,576 million in 2011.

綜上所述，本集團二零一二年度歸屬於本公司權益持有者的利潤為人民幣29.54億元，與本集團二零一一年度歸屬於本公司權益持有者的利潤人民幣45.76億元相比減少35.45%。

Liquidity and Capital Structure

流動資金狀況與資本結構

The Group's primary capital requirements are for its daily operations and to fund capital expenditures for the purchase of aircraft and flight equipment. Cash generated from the ordinary course of the Group's business was generally able to satisfy the cash required for the Group's daily operation and generate cash surplus. In 2011 and 2012, net cash inflow from the Group's operating activities amounted to RMB13,623 million and RMB12,617 million, respectively. Capital expenditures for the purchase of aircraft and flight equipment was partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In 2011 and 2012, net cash outflow from the Group's investment activities were RMB14,939 million and RMB11,789 million, respectively. Net cash inflow from the Group's financing activities in 2011 was RMB2,136 million. Net cash outflow from the Group's financing activities in 2012 was RMB2,174 million.

本集團的資金需求主要用於滿足日常營運所需資金以及購買飛機、飛行設備等資本性開支需求。本集團日常經營活動所產生的現金通常能夠滿足本集團日常營運所需現金，並產生現金盈餘。於二零一一年以及二零一二年度，本集團業務營運所產生的現金淨流入分別為人民幣136.23億元和人民幣126.17億元。購買飛機以及飛行設備等資本性開支所需除部分來源於自有資金外，剩餘部分主要通過長短期借款、融資租賃等方式籌資。於二零一一年以及二零一二年度，本集團投資活動淨現金流出分別為人民幣149.39億元以及117.89億元。二零一一年本集團融資活動流入現金淨額為人民幣21.36億元，二零一二年本集團融資活動流出現金淨額為人民幣21.74億元。

The Group generally operates with net current liabilities. As at 31 December 2012, the Group's current liabilities exceeded its current assets by RMB35,948 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining borrowings from domestic and foreign banks in China. In addition, the Group proactively explored its financing channels and continued to optimise its debt structure and lower its finance costs by issuing various kinds of bonds.

本集團通常有流動淨負債。於二零一二年十二月三十一日，本集團的流動債務超過流動資產達人民幣359.48億元。本集團過去一直通過而且相信將來繼續有能力通過中國國內銀行或外資銀行安排貸款來滿足營運資金的需要。此外，本集團積極拓寬融資渠道，通過發行各種債券等方式，不斷優化債務結構，降低融資成本。

The Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2012, the debt ratio of the Group was 80.17%.

本集團利用負債比率來監察資本，此比率按照總負債除以總資產計算。截至二零一二年十二月三十一日，負債比率為80.17%。

As at 31 December 2011 and 2012, the amount of the Group's borrowings due within one year were RMB18,171 million and RMB22,640 million, respectively. As at 31 December 2011, the Group's borrowings payable from one to two years, from three to five years, and beyond five years were RMB8,408 million, RMB9,391 million and RMB5,804 million, respectively, as compared to RMB7,273 million, RMB7,906 million and RMB7,918 million, respectively, as at 31 December 2012.

截至二零一一年和二零一二年十二月三十一日，本集團的一年內到期的借款分別為人民幣181.71億元和人民幣226.4億元。截至二零一一年十二月三十一日本集團一至兩年到期、三到五年到期以及五年以上到期的借款分別為人民幣84.08億元、人民幣93.91億元以及人民幣58.04億元，而截至二零一二年十二月三十一日的這些借款分別為人民幣72.73億元、人民幣79.06億元以及人民幣79.18億元。

The Group's obligations under finance leases as at 31 December 2011 and 2012 were RMB20,261 million and RMB21,858 million, respectively. As at 31 December 2011, the Group's lease obligations payable within two years, from three to five years and beyond five years were RMB5,017 million, RMB7,235 million and RMB8,009 million, respectively, as compared to RMB5,309 million, RMB7,925 million and RMB8,624 million, respectively, as at 31 December 2012.

截至二零一一年和二零一二年十二月三十一日，本集團的融資租賃債務分別為人民幣202.61億元和人民幣218.58億元。截至二零一一年十二月三十一日，本集團兩年之內到期、三到五年到期以及五年以上到期的租賃債務分別為人民幣50.17億元、人民幣72.35億元以及人民幣80.09億元，而截至二零一二年十二月三十一日的這些租賃債務分別為人民幣53.09億元、人民幣79.25億元以及人民幣86.24億元。

As at 31 December 2012, the Group's borrowings comprised USD-denominated borrowings of USD5,028 million and RMB-denominated borrowings of RMB13,827 million. Fixed-rate borrowings and floating-rate borrowings accounted for 22.91% and 77.09% of total borrowings, respectively, in 2012. As at 31 December 2011, the Group's borrowings comprised USD-denominated borrowings of USD3,967 million and RMB-denominated borrowings of RMB16,780 million. Fixed-rate borrowings and floating-rate borrowings accounted for 15.6% and 84.4% of total borrowings, respectively, in 2011.

截至二零一二年十二月三十一日，本集團的借款中，美元借款為50.28億美元，人民幣借款為人民幣138.27億元。固定利率借款佔總借款的比例為22.91%，浮動利率借款佔總借款的比例為77.09%。截至二零一一年十二月三十一日，本集團的借款中，美元借款為39.67億美元，人民幣借款為人民幣167.80億元。固定利率借款佔總借款的比例為15.6%，浮動利率借款佔總借款的比例為84.4%。

As at 31 December 2012, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,983 million, Singapore dollar-denominated obligations of S$245 million, Hong Kong dollar-denominated obligations of HK$1,468 million, and Japanese Yen-denominated obligations of JPY9,136 million. As at 31 December 2011, the Group's obligations under finance leases comprised USD-denominated obligations of USD2,840 million, RMB-denominated obligations of RMB1,090 million and Singapore dollar-denominated obligations of S$263 million. The Group's finance leases were floating-rate obligations in 2011 and 2012.

截至二零一二年十二月三十一日，融資租賃債務中，美元債務為29.83億美元，新加坡幣債務為2.45億新元，港幣債務為14.68億港幣，日元債務為91.36億日元。截至二零一一年十二月三十一日，融資租賃債務中，美元債務為28.40億美元，人民幣債務為人民幣10.90億元，新加坡幣債務為2.63億新元。二零一一年及二零一二年本集團融資租賃債務均為浮動利率。

CAPITAL EXPENDITURES

According to the contracted agreements, as at 31 December 2012, we expect our capital expenditures for aircraft, engines and related equipment to be, in the aggregate, approximately RMB172,092 million, including approximately RMB26,321 million in 2013 and RMB44,435 million in 2014, in each case subject to contractually stipulated changes or any change relating to inflation. We plan to finance our capital commitments through a combination of funds generated from operation, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangement.

資本開支

根據已簽訂的飛機、發動機及飛行設備協議，截至二零一二年十二月三十一日本集團預計的飛機、發動機及飛行設備的資本開支總額約為人民幣1,720.92億元，其中二零一三年預計資本開支約人民幣263.21億元，二零一四年為人民幣444.35億元。上述各款項均可能因合同規定或物價指數的變化而變化。本集團計劃通過營運收入、現有銀行信貸額度、銀行貸款、租賃安排及其他外部融資方式來滿足上述資金要求。

REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
業績回顧及管理層討論與分析

030

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements.

主要會計政策

主要會計政策界定為反映重大判斷和不確定性，以及在不同假定和條件下可能導致重大不同結果的會計政策。

本集團的經審核綜合財務報表按國際財務報告準則編製。本集團的主要會計政策列示於經審核綜合財務報表附註2。國際財務報告準則要求本集團採用本公司董事認為適合的、能真實公正地反映本集團業績及財務狀況的會計政策並作出有關評估。然而，各重要範疇不同的政策、評估和假定可能導致相差甚遠的結果。編製該等財務報表時採用的重要會計政策及估算假設討論載於經審核綜合財務報表附註4。

RISK ANALYSIS

Interest rate fluctuation risk

The Group's total interest-bearing liabilities (including long-term and short-term borrowings, finance leases and bonds payable) as at 31 December 2011 and 2012 were RMB62,035 million and RMB67,594 million, respectively, of which short-term liabilities accounted for 33.26% and 37.35%, respectively, for those years. A portion of long-term interest-bearing liabilities were liabilities with variable interest rates, and were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in US dollars and Renminbi. As at 31 December 2011 and 2012, the Group's liabilities denominated in US dollars accounted for 69.14% and 74.5%, respectively, of total liabilities while liabilities denominated in Renminbi accounted for 28.81% and 20.46%, respectively, of total liabilities during those periods. Fluctuations in the US dollar and Renminbi interest rates have significantly affected the Group's finance costs.

Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government has adjusted the Renminbi exchange rate system and established a floating exchange rate system by which the exchange rate would be adjusted and managed based on market supply and demand, with reference to a basket of foreign currencies. The fluctuation in the Renminbi exchange rate is affected by domestic and international economic and political conditions and general currency supply and demand dynamics.

風險分析

利率變動風險

截至二零一一年和二零一二年十二月三十一日，本集團帶息債務總額為人民幣620.35億元及人民幣675.94億元(包括長短期借款、應付融資租賃款和應付債券)，其中，短期債務的比例分別為33.26%及37.35%，長期帶息債務中亦有部分為浮動利率債務，上述兩部分債務均受現行市場利率波動影響。

本集團帶息債務以美元及人民幣債務為主。截至二零一一年和二零一二年十二月三十一日，本集團美元債務佔債務總額的比例分別為69.14%和74.5%，人民幣債務佔債務總額的比例分別為28.81%和20.46%。美元以及人民幣利率的變化對本集團財務成本的影響較大。

匯率波動風險

自二零零五年七月二十一日起，中國政府改革人民幣匯率形成機制，實行以市場供求為基礎、參考一籃子貨幣進行調節、有管理的浮動匯率制度。人民幣匯率波動受國內和國際經濟、政治形勢和貨幣供求關係的影響。

The Group operates its business in many countries and territories and generates revenue in different currencies. As such, its foreign currency liabilities are generally much higher than its foreign currency assets at the end of the period. The Group's major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in foreign exchange rates will affect the Group's costs incurred from foreign purchases such as aircraft, flight equipment and jet fuel, and take-off and landing charges at foreign airports. As at 31 December 2012, the Group's total interest-bearing liabilities denominated in foreign currencies, converted to Renminbi, amounted to RMB53,767 million, of which US dollar liabilities accounted for 93.66% of this amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to foreign exchange loss arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales, and expenses to be paid in foreign currencies. The Group's foreign currency hedging contracts mainly involve the sales of Japanese Yen and the purchase of US dollars at fixed exchange rates. As at 31 December 2012, foreign currency hedging contracts held by the Group amounted to a notional amount of USD58 million (31 December 2011: USD46 million), and will expire between 2013 and 2017.

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目(購買或租賃飛機)大多是以美元等貨幣計價和結算的。此外，匯率的波動還將影響本集團飛機、航材、航空燃油等來源於境外的採購成本及境外機場起降費等成本的變動。截至二零一二年十二月三十一日，本集團外幣帶息債務總額折合人民幣為537.67億元，其中美元負債的比例為93.66%。因此，在匯率大幅波動情況下，由外幣負債折算產生的匯兑損益金額較大，從而影響本集團的盈利狀況和發展。通常本集團以外匯套期合約來降低因機票銷售外匯收入及需以外匯支付的費用而導致的匯率風險。外匯套期主要為以固定匯率銷售日元買入美元。截至二零一二年十二月三十一日，本集團持有尚未平倉的外匯套期合約的名義金額為美元0.58億元(二零一一年十二月三十一日為美元0.46億元)，並將於二零一三年至二零一七年間到期。

The Group recorded a decrease in net foreign exchange gains in 2012. As at 31 December 2011 and 2012, the Group's foreign exchange gains were RMB1,872 million and RMB148 million, respectively. Due to the significant amount of existing net foreign currency liabilities, the Group's results will be materially and adversely affected if the Renminbi depreciates against the US dollar, or if the rate of appreciation of the Renminbi against the US dollar decreases in the future.

二零一二年，本集團匯兑淨收益有所下降。截至二零一一年和二零一二年十二月三十一日，本集團匯兑收益分別為人民幣18.72億元和人民幣1.48億元。由於大量外幣淨負債的存在，若未來人民幣兑美元貶值或者人民幣兑美元升值速度減緩，將對本集團業績產生不利影響。

Risk associated with the fluctuation of fuel prices

航油價格波動的風險

Jet fuel is one of the Group's major operating expenses. The fluctuation of jet fuel prices has significant impact on the Group's operating results. Foreign fuel prices are mainly affected by supply and demand dynamics in the global market. In addition, domestic jet fuel prices are supervised by governmental authorities such as the National Development and Reform Commission and CAAC of PRC. The Group generally reduces the fuel price impact on operating results arising from increasing jet fuel prices by imposing passenger fuel surcharges, reducing fuel consumption by route optimisation and enhancing cost controls.

航油為本集團主要營業成本之一，因此本集團的業績受航油價格波動的影響較大。國外航油價格主要受全球市場供求情況影響，而國內航油價格則受中國國家發展與改革委員會及民航局等政府機關的監管。本集團一般通過徵收燃油附加費、優化航路降低油耗、加強成本控制等措施來緩解航油價格上漲帶來的運營成本壓力。

In 2012, assuming constant factors but excluding the effects of crude oil option contracts, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,494 million.

於二零一二年度，在其他變量保持不變的情況下(不包括原油期權合約的影響)，倘若平均航油價格上升或下降5%，本集團航油成本將上升或下降約人民幣14.94億元。

REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
業績回顧及管理層討論與分析

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2012, the value of the Group's assets used to secure certain bank loans was RMB22,544 million, representing an increase of 23.08% from RMB18,317 million as at 31 December 2011.

As at 31 December 2012, the Group had no significant contingent liabilities.

資產抵押及或然負債

本集團一般以資產為擔保，以融資租賃及銀行貸款的方式購入飛機。截至二零一二年十二月三十一日，本集團部分銀行貸款對應的抵押資產值為人民幣225.44億元，與二零一一年末的人民幣183.17億元相比增加了23.08%。

截至二零一二年十二月三十一日，本集團並無任何重大或然負債。

EFFECT OF POLICIES

Effective 1 January 2012, the pilot programme for the transformation from business tax to value-added tax regarding the transportation industry commenced in Shanghai, which affects our CEA headquarters, Shanghai Airlines, China Cargo Airlines, Eastern Logistics and Eastern Business Airlines and has affected the Group's income and costs.

On 25 July 2012, the PRC State Council extended the scope of this pilot programme, and effective 1 August 2012 until year end, the scope of the pilot programme regarding the transportation and certain modern service industries was gradually extended from Shanghai to ten provinces and municipalities, including Beijing, Tianjin and Jiangsu Province. Certain of the Company's subsidiaries, including China United Airlines, CEA Jiangsu and CEA Wuhan, began to enforce the policies.

As at 1 January 2012, the pilot programme affected the Group as revenues of the Group (excluding tax) decreased by RMB2,954 million, while operating expenses of the Group decreased by RMB3,132 million, and total profit increased by RMB178 million.

政策影響

二零一二年一月一日起，中國在上海市開展交通運輸業營業税改徵增值税試點，涉及本集團的範圍包括：東航本部、上航、中貨航、東遠物流、東方公務航空等，影響本集團收入，成本費用等項目。

二零一二年七月二十五日，中國國務院决定擴大營業税改徵增值税試點範圍。自二零一二年八月一日起至年底，將交通運輸業和部分現代服務業營業税改徵增值税試點範圍，由上海分批擴大至北京、天津、江蘇等10個省市。本公司下屬的子公司中，中聯航、江蘇公司、武漢公司也開始執行該政策。

二零一二年一月一日，本集團實行的「營改增」税收政策對本集團的影響主要如下：減少營業收入(不含税)為人民幣29.54億元，減少營業成本人民幣31.32億元，增加利潤總額人民幣1.78億元。

HUMAN RESOURCES

As at 31 December 2012, the Group had 66,207 employees, the majority of whom worked in or were based in China. The wages of the Group's employees generally consisted of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees, and the Group did not experience a significant turnover of employees or encounter any major difficulties in recruiting new employees.

人力資源

截至二零一二年十二月三十一日，本集團僱用66,207名僱員，其中大部分在中國工作。本集團的員工工資基本上由基本工資和工作業績花紅構成，本集團沒有和員工發生重大勞資糾紛、沒有發生大量的員工流失情況，而且在僱用新員工上也未遇到嚴重困難。

TAXATION

The Company is subject to income tax at a rate of 25% (2011: 24%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% rather than 25%. We had carried forward tax losses of approximately RMB6,169 million as at 31 December 2012 (2011: RMB9,713 million), which can be used to set off future taxable income between 2013 and 2017.

税項

本公司按25%的税率繳付所得税(二零一一年：24%)。然而，由於部份附屬公司註冊成立所在的司法權區的適用所得税率為16.5%而非25%，因此本集團的實際税率或會低於25%。截至二零一二年十二月三十一日，本集團的累計税項虧損餘額約為人民幣61.69億元(二零一一年：人民幣97.13億元)，可用作抵銷二零一三年至二零一七年間的未來應課税收入。

REPORT OF DIRECTORS 董事會報告書

The board of directors of the Company (the "**Board**") is pleased to present the audited financial report of the Group for the year ended 31 December 2012 (the "**Reporting Period**").

本公司董事會(「**董事會**」)現提呈本集團截至二零一二年十二月三十一日止年度(「**本報告期**」),經審核之財務報告。

GROUP ACTIVITIES AND RESULTS 集團業務及集團業績

The Company is one of the three largest air carriers in the PRC based on the total tonne-kilometres and number of passengers carried in 2012 and is an important base airline facilitating the development of the "International Financial Centre" and the "International Shipping Centre" of Shanghai. The results of the Group for the year ended 31 December 2012 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

根據二零一二年噸公里總額及載運旅客人數計算,本公司是中國三家最大航空公司之一,同時也是服務於上海「國際金融中心」和「國際航運中心」建設的重要基地航空公司。本集團按國際財務報告準則及中華人民共和國會計準則編製之截至二零一二年十二月三十一日止年度業績,及本公司與本集團於該日之財務狀況,請參閱財務報表。

Details of the Company's principal subsidiaries are set out in note 22 to the financial statements of the Group prepared in accordance with IFRS.

有關本公司之主要附屬公司之詳情,請參閱本集團根據國際財務報告準則編製之財務報表註釋22。

The geographical analysis of the Group's revenue from its business is as follows:

下表列出本集團各地區的營業收入:

REVENUE 營業額

		PRC Accounting Standard 中華人民共和國會計準則 RMB'000 人民幣千元	IFRS 國際財務報告準則 RMB'000 人民幣千元
Domestic	中國國內	57,612,675	57,115,231
Regional (Hong Kong, Macau and Taiwan)	地區(港澳台)	3,704,064	3,704,064
International	國際	24,252,511	24,434,022
Total	總計	85,569,250	85,253,317

DIVIDENDS 股息

According to the financial statements prepared in accordance with PRC Accounting Standards, the Company's net profit was RMB2,987 million for the year ended 31 December 2012, and the accumulated losses of the Company as at 31 December 2012 amounted to RMB1,516 million. The Board does not recommend payment of any dividend for the year ended 31 December 2012.

根據中華人民共和國會計準則編製的財務報表,本公司於截至二零一二年十二月三十一日止年度淨利潤為人民幣29.87億元,截至二零一二年十二月三十一日止,本公司累計虧損人民幣15.16億元,董事會建議不派發截至二零一二年十二月三十一日止的年度股息。

SHARE CAPITAL STRUCTURE 股本結構

As at 31 December 2012, the share capital structure of the Group is set out as follows:

截至二零一二年十二月三十一日本集團股本結構情況如下:

		Total number of shares 股份總額	Approximate percentage in total share capital (%) 約佔股權比例(%)
A shares	A股	7,782,213,860	69.01
H shares	H股	3,494,325,000	30.99
Total number of shares	股份總額	11,276,538,860	100.00

NUMBER OF SHAREHOLDERS

As at 31 December 2012, the total number of registered Shareholders was 250,268, of which 249,578 are holders of A shares and 690 are holders of H shares.

股東總數

於二零一二年十二月三十一日，本公司登記在冊的股東總數為250,268戶，其中A股股東249,578戶，H股股東690戶。

SUBSTANTIAL SHAREHOLDERS

So far as the directors of the Company (the "**Directors**") are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company (the "**Supervisors**") or member of the Company's senior management, had, as at 31 December 2012, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "**SFO**"), or was otherwise, as at 31 December 2012, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2012, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")) of the Company:

主要股東

據本公司董事(「**董事**」)所知，以下為並非本公司董事、行政總裁、監事(「**監事**」)及高級管理人員，而於二零一二年十二月三十一日在本公司股份或相關股份(視乎情況而定)中持有根據證券及期貨條例(「**證券及期貨條例**」)第XV部第2及3分部須向本公司及香港聯合交易所有限公司(「**香港聯交所**」)披露其於本公司的權益及／或淡倉的人士，或其他於二零一二年十二月三十一日在本公司當時任何類別已發行股本持有5%或以上權益的人士，或本公司於二零一二年十二月三十一日的其他主要股東(定義見《香港聯合交易所有限公司證券上市規則》(「**上市規則**」))：

Name of Shareholders 股東名稱	Type of shares held 股份類別	Number of shares held 所持股數	As at 31 December 2012 於二零一二年十二月三十一日約佔本公司 Percentage of shareholding in the Company's total issued share capital 已發行總股本的股權比例	Percentage of shareholding in the Company's total issued A shares 已發行A股總數的股權比例	Percentage of shareholding in the Company's total issued H shares 已發行H股總數的股權比例
China Eastern Air Holding Company ("**CEA Holding**") 中國東方航空集團公司(「**東航集團**」)	A shares A股	4,831,375,000	42.84%	62.08%	–
CEA Holding (Note 1) 東航集團(附註1)	H shares H股	1,927,375,000	17.09%	–	55.16%
HKSCC Nominees Limited (Note 2 to 3) 香港中央結算(代理人)有限公司(附註2及附註3)	H shares H股	3,478,742,299	30.85%	–	99.55%

Notes:

Based on the information available to the Directors as at 31 December 2012 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2012:

1. Such H shares were held by CES Global Holdings (Hong Kong) Limited ("**CES Global**"), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

附註：

根據董事於二零一二年十二月三十一日所獲悉的數據(包括在香港聯交所網站上可取得的資料)及據董事所知，於二零一二年十二月三十一日：

1. 該等H股是由東航國際控股(香港)有限公司(「**東航國際**」)以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

2. Among the 3,478,742,299 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3. Among the 3,478,742,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 247,350,702 H shares (representing approximately 7.08% of the Company's then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 247,350,702 H shares of the Company in manner as follows:

   (a) 117,538,000 H shares (representing approximately 3.36% of the Company's then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (b) 45,142,000 H shares (representing approximately 1.29% of the Company's then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of custodian corporation/approved lending agent, which in turn was 100% held by JPMorgan Chase & Co..

   (c) 31,250,000 H shares (representing approximately 0.89% of the Company's then total issued H shares) were held by China International Fund Management Co Ltd in the capacity of investment manager, which in turn was 49% held by JPMorgan Asset Management (UK) Limited, which in turn was 100% held by JPMorgan Asset Management Holdings (UK) Limited, which in turn was 100% held by JPMorgan Asset Management International Limited, which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.; and

   (d) 24,688,000 H shares (representing approximately 0.71% of the Company's then total issued H shares) were held by JPMorgan Asset Management (Taiwan) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (e) 21,050,000 H shares (representing approximately 0.60% of the Company's then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

   (f) 4,000,000 H shares (representing approximately 0.11% of the Company's then total issued H shares) were held by J.P. Morgan Markets Limited in the capacity of beneficial owner, which in turn was 100% held by Bear Stearns Holdings Limited, which in turn was 100% held by Bear Stearns UK Holdings Limited, which in turn was 100% held by The Bear Stearns Companies LLC, which in turn was 100% held by JPMorgan Chase & Co.;

2. 由香港中央結算(代理人)有限公司持有的3,478,742,299股H股中，1,927,375,000股H股(佔本公司當時已發行H股總數約55.16%)由東航國際以實益擁有人的身份持有，而東航集團則擁有東航國際100%權益。

3. 由香港中央結算(代理人)有限公司持有的3,478,742,299股H股中，JPMorgan Chase & Co.透過受控制法團持有合共247,350,702股H股(相當於本公司當時已發行H股總額約7.08%)。JPMorgan Chase & Co.按下列方式擁有前述247,350,702股H股權益：

   (a) 117,538,000股H股(相當於本公司當時已發行H股總數約3.36%)由JF Asset Management Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%;

   (b) 45,142,000股H股(相當於本公司當時已發行H股總數約1.29%)由JPMorgan Chase Bank, N.A.以保管人－法團／經核准借出代理身份持作可貸出股份，後者由JPMorgan Chase & Co.持有100%。

   (c) 31,250,000股H股(相當於本公司當時已發行H股總數約0.89%)由China International Fund Management Co Ltd以投資經理身份持有，後者由JPMorgan Asset Management (UK) Limited持有49%，後者由JPMorgan Asset Management Holdings (UK) Limited持有100%，後者由JPMorgan Asset Management International Limited持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；及

   (d) 24,688,000股H股(相當於本公司當時已發行H股總數約0.71%)由JPMorgan Asset Management (Taiwan) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

   (e) 21,050,000股H股(相當於本公司當時已發行H股總數約0.60%)由JPMorgan Asset Management (Singapore) Limited以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

   (f) 4,000,000股H股(相當於本公司當時已發行H股總數約0.11%)由J.P. Morgan Markets Limited以實益擁有人身份持有，後者由Bear Stearns Holdings Limited持有100%，後者由Bear Stearns UK Holdings Limited持有100%，後者由The Bear Stearns Companies LLC持有100%，後者由JPMorgan Chase & Co.持有100%；

(g) 3,576,000 H shares (representing approximately 0.10% of the Company's then total issued H shares) were held by JF International Management Inc. in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(h) 106,702 H shares (representing approximately 0.003% of the Company's then total issued H shares) were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.;

4. Among the 3,478,742,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 4,785,114 H shares (representing approximately 0.14% of the Company's then total issued H shares). Among such short position of 4,785,114 H shares, (a) 4,000,000 H shares were held by J.P. Morgan Markets Limited in the capacity of beneficial owner, which in turn was 100% held by Bear Stearns Holdings Limited, which in turn was 100% held by Bear Stearns UK Holdings Limited, which in turn was 100% held by The Bear Stearns Companies LLC, which in turn was 100% held by JPMorgan Chase & Co., and (b) 785,114 H shares were held by J.P. Morgan Whitefriars (UK) in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Whitefriars Inc., which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2012, among the 3,478,742,299 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(g) 3,576,000股H股，(相當於本公司當時已發行H股總數約0.10%)由JF International Management Inc.以投資經理身份持有，後者由JPMorgan Asset Management (Asia) Inc.持有100%，後者由JPMorgan Asset Management Holdings Inc.持有100%，後者由JPMorgan Chase & Co.持有100%；

(h) 106,702股H股(相當於本公司當時已發行H股總數約0.003%)由J.P. Morgan Whitefriars Inc. 以實益擁有人身份持有，後者由J.P. Morgan Overseas Capital Corporation 持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%;

4. 由香港中央結算(代理人)有限公司持有的3,478,742,299股H股中，JPMorgan Chase & Co.透過受控制法團持有淡倉合共4,785,114股H股(相當於本公司當時已發行H股總額約0.14%)。在該等4,785,114股H股淡倉中，(a) 4,000,000股H股由J.P. Morgan Markets Limited以實益擁有人身份持有，後者由Bear Stearns Holdings Limited持有100%，後者由Bear Stearns UK Holdings Limited持有100%，後者由The Bear Stearns Companies LLC持有100%，後者由JPMorgan Chase & Co.持有100%，及(b) 785,114股H股由J.P. Morgan Whitefriars (UK)以實益擁有人身份持有，後者由J.P. Morgan Whitefriars Inc.持有100%，後者由J.P. Morgan Overseas Capital Corporation持有100%，後者由J.P. Morgan International Finance Limited持有100%，後者由Bank One International Holdings Corporation持有100%，後者由J.P. Morgan International Inc.持有100%，後者由JPMorgan Chase Bank, N.A.持有100%，後者由JPMorgan Chase & Co.持有100%.

除上述所披露外，根據董事獲得的資料及就董事所知，於二零一二年十二月三十一日，在香港中央結算(代理人)有限公司持有的3,478,742,299股H股中，概無人士於本公司股份或相關股份(視情況而定)中擁有權益或淡倉，而須按照及已按照證券及期貨條例第XV部第2及3分部向本公司及聯交所披露。

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission ("**CSRC**"), as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered listed stock Shareholders on the register of members of the Company and their respective shareholdings are as follows:

根據中國證券監督管理委員會(「**中國證監會**」)的有關披露規定，本報告期末，本公司登記於股東名冊前10名記名股東及前10名記名流通股份股東持股情況如下：

THE 10 LARGEST REGISTERED SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS
前10名記名股東持股情況

	Name of Shareholders 股東名稱	Increase/(decrease) in shareholding in the year 年度內增減	Shareholding at the end of the year 年末持股數量	Percentage (%) 比例(%)	Type of shares 股份類別	Charged or locked-up shares 質押或凍結的股份數量	Nature of shares held 股份性質
1.	CEA Holding 東航集團	0	4,831,375,000	42.84	Listed 已流通	Nil 無	A shares A股
2.	HKSCC NOMINEES LIMITED (including CES Global) 香港中央結算(代理人)有限公司(包含東航國際)	642,000	3,478,742,299	30.85	Listed (1,927,375,000 shares held by CES Global) 已流通(其中東航國際持有1,927,375,000)	Unknown 未知	H shares H股
3.	Shanghai Alliance Investment Limited 上海聯和投資有限公司	0	427,085,429	3.79	Listed 已流通	Unknown 未知	A shares A股
4.	China National Aviation Fuel Holding Company 中國航空油料集團公司	0	421,052,632	3.73	Listed 已流通	Unknown 未知	A shares A股
5.	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	0	343,288,860	3.04	Listed 已流通	Unknown 未知	A shares A股
6.	Aerospace Capital Holding Co., Ltd. 航天投資控股有限公司	0	99,088,580	0.88	Listed 已流通	Unknown 未知	A shares A股
7.	Sinotrans Air Transportation Development Co., Ltd. 中外運空運發展股份有限公司	0	83,157,894	0.74	Listed 已流通	Unknown 未知	A shares A股
8.	China Construction Bank – CIFM Alpha Stock Securities Investment Fund 中國建設銀行－上投摩根阿爾法股票型證券投資基金	36,441,131	36,441,131	0.32	Listed 已流通	Unknown 未知	A shares A股
9.	Bank of Communications – Hua An Strategy Selective Equity Securities Investment Fund 交通銀行－華安策略優選股票型證券投資基金	30,000,000	30,000,000	0.27	Listed 已流通	Unknown 未知	A shares A股
10.	China Minsheng Banking Corp., Ltd. – Orient Selective Mixed Open-end Securities Investment Fund 中國民生銀行股份有限公司－東方精選混合型開放式證券投資基金	28,009,934	28,009,934	0.25	Listed 已流通	Unknown 未知	A shares A股

Description of any related party relationship among the 10 largest Shareholders: the Company is not aware of any related party or concert party relationship among the above Shareholders.

前10名股東關聯關係的說明：本公司未知上述股東之間存在關聯關係或一致行動關係。

THE 10 LARGEST REGISTERED LISTED STOCK SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS
前10名記名流通股股東持股情況

	Name of Shareholders 股東名稱	Shareholding of listed stocks at the end of the year 年末持有流通股的數量	Type of shares held 種類
1.	CEA Holding 東航集團	4,831,375,000	A shares A股
2.	HKSCC NOMINEES LIMITED (including CES Global) 香港中央結算(代理人)有限公司(包含東航國際)	3,478,742,299	H shares H股
3.	Shanghai Alliance Investment Limited 上海聯和投資有限公司	427,085,429	A shares A股
4.	China National Aviation Fuel Holding Company 中國航空油料集團公司	421,052,632	A shares A股
5.	Jin Jiang International Holdings Company Limited 錦江國際(集團)有限公司	343,288,860	A shares A股
6.	Aerospace Capital Holding Co., Ltd. 航天投資控股有限公司	99,088,580	A shares A股
7.	Sinotrans Air Transportation Development Co., Ltd. 中外運空運發展股份有限公司	83,157,894	A shares A股
8.	China Construction Bank – CIFM Alpha Stock Securities Investment Fund 中國建設銀行－上投摩根阿爾法股票型證券投資基金	36,441,131	A shares A股
9.	Bank of Communications – Hua An Strategy Selective Equity Securities Investment Fund 交通銀行－華安策略優選股票型證券投資基金	30,000,000	A shares A股
10.	China Minsheng Banking Corp., Ltd. – Orient Selective Mixed Open-end Securities Investment Fund 中國民生銀行股份有限公司－東方精選混合型開放式證券投資基金	28,009,934	A shares A股

Description of any related party or concert party relationship among the 10 largest listed stock Shareholders: the Company is not aware of any related party or concert party relationship among the above listed stock Shareholders.

前10名流通股股東關聯關係或一致行動的說明：公司未知上述流通股股東之間存在關聯關係或一致行動關係。

CONTROLLING SHAREHOLDER

There has been no change in the Company's controlling shareholder in the year.

CEA Holding is the parent company of the Company and its registered capital amounts to RMB12,876,321,000. Mr. Liu Shaoyong is the legal representative of CEA Holding. CEA Holding's scope of business includes the management of all state-owned assets and state-owned equity of its group and its investment enterprises which are formed by state investment. CEA Holding, headquarter based in Shanghai, is one of the three largest core state-owned aviation transportation group as central enterprises under the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**"). Since 2009, CEA Holding made new development with a fresh outlook and earned total profit of over RMB10 billion in the consecutive three years. It was classified as enterprise under category A by SASAC for consecutive two years in 2010 and 2011, and has a credit rating of "3A" in the capital market. As at 31 December 2012, no share of the Company held by CEA Holding was pledged.

控股股東情況介紹

本公司的控股股東在本年度內沒有變更。

東航集團是本公司的母公司。註冊資本為人民幣12,876,321,000元，法定代表人為劉紹勇先生，經營範圍：經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。東航集團總部位於上海，是國務院國有資產監督管理委員會(「**國資委**」)下屬中央企業中三大國有骨幹航空運輸集團之一。二零零九年以來，東航集團以全新姿態迎來新的發展，連續三年累計盈利超過百億。二零一零年和二零一一年，連續被國務院國資委評為A類企業，資本市場信用評級達3A級。截至二零一二年十二月三十一日，該公司擁有本公司的股票沒有質押情況。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Save as otherwise disclosed, during the year ended 31 December 2012, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities ("securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

購入、出售或贖回證券

除另披露外，於二零一二年十二月三十一日止年度內，本公司及其任何附屬公司概無購入、出售或贖回任何其已上市證券(「證券」一詞的涵義見上市規則附錄十六第一段(不計新發證券)。

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange (the "**NYSE**"), the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE's listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards:

Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent non-executive Directors out of a total of eleven Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law to hold such executive sessions.

本公司企業管治實踐與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家在中國設立的，同時在上海證券交易所、香港聯交所和紐約股票交易所(「**紐約交易所**」)上市的公司，本公司不僅受適用的中國法律法規的約束，包括《中國公司法》、《中國證券法》、《上市公司治理準則》以及《關於在上市公司建立獨立董事制度的指導意見》(「《獨立董事指導意見》」)，還受到香港法律法規的約束，包括《上市規則》、《公司條例》和《香港證券和期貨條例》，同時亦受相應美國聯邦證券法律法規的約束，包括美國《證券交易法(一九三四年)》(含其修訂)和《薩奧法案(二零零二年)》。紐約交易所根據該交易所的上市規則制定了一系列上市公司必須遵守的企業管治準則。然而，紐約交易所也允許外國發行公司遵照「母國」的相關要求，並且給予這些公司企業管治準則的豁免。而給予豁免的條件之一即該外國發行公司必須在年度報告中摘要描述紐約交易所上市規則中的企業管治相關規定與「母國」的企業管治規範中的差異。

根據《紐約交易所上市公司手冊》第303A.11款的規定，本公司企業管治的實施與美國公司應遵循的紐約交易所上市規則有關規定的主要差異如下：

《紐約交易所上市公司手冊》第303A.01款要求上市公司董事會大部份成員必須為獨立董事。本公司作為一家中國上市公司，應遵守《獨立董事指導意見》中要求至少三分之一的董事會成員為獨立董事的規定。本公司作為一家香港上市公司，還應遵守《上市規則》中要求董事會成員中最少有三名獨立董事，並且至少其中一名應具備相應的專業資格或會計或相關財務管理專業知識的規定。本公司目前十一名董事中有四名為獨立非執行董事。另外，《獨立董事指導意見》或《上市規則》所規定的獨立性標準也與《紐約交易所上市公司手冊》的規定不同。《紐約交易所上市公司手冊》第303A.03款要求上市公司須定期安排僅非執行董事參加的會議。對此，適用的中國法律無相應要求。

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the "Working Rules of the Nominations and Remuneration Committee" was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly responsible for developing the Company's corporate governance guidelines.

《紐約交易所上市公司手冊》第303A.04款要求上市公司必須設立全部由獨立董事組成的提名／企業管治委員會。於二零零九年四月二十八日舉行的本公司第五屆董事會第三次例會上，已經審議通過成立提名委員會，並通過委員會章程。於二零一零年三月十九日，本公司第五屆董事會第三十六次普通會議上，同意提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，並通過「提名與薪酬委員會工作細則」。提名及薪酬委員會有三位成員，其中兩人是本公司獨立非執行董事。《紐約交易所上市公司手冊》第303A.04款還規定提名／企業管治委員會必須制定其章程，列明委員會的宗旨及職責，包括制定有關企業管治指引並向上市公司董事會推薦等。本公司企業管治指引由董事會直接負責制定。

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. Under the Listing Rules, a majority of the members of the remuneration committee must be independent non-executive directors. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010. The Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

《紐約交易所上市公司手冊》第303A.05款要求上市公司必須設立全部由獨立董事組成的薪酬委員會。根據上市規則，薪酬委員會的大多數成員必須為獨立非執行董事。提名委員會及薪酬與考核委員會合併成為提名與薪酬委員會，已於二零一零年三月十九日舉行的本公司第五屆董事會第三十六次普通會議上同意。本公司提名及薪酬委員會由兩名獨立非執行董事和一名董事組成。

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other members of senior management.

《紐約交易所上市公司手冊》第303A.10款要求上市公司須制定及披露適用於董事、管理層及所有員工的商業操守及道德準則。本公司已按照《薩奧法案(二零零二年)》的要求制定了適用於本公司董事、監事、總經理、財務總監和其他高級管理人員的職業道德準則。

PRE-EMPTIVE RIGHTS

優先購股權

Under the articles of association of the Company (the "**Articles of Association**") and the PRC laws, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis.

根據本公司章程(「**公司章程**」)及中華人民共和國法律，並無優先購股權條款要求本公司需按現有股東持股百分比，向現有股東出售新股。

SUFFICIENCY OF PUBLIC FLOAT

足夠之公眾持股量

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2012 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

根據於本年報發出前之最後可行日期，本公司可公開所得的數據以及就董事所知悉，董事相信本公司已於截至二零一二年十二月三十一日止年度內之所有時間維持上市規則第8.08(1)(a)條規定的有關適用最低上市證券百分比。

REPORT OF DIRECTORS 董事會報告書

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 董事、監事及高級管理人員持股情況

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2012 are as follows:

本公司截至二零一二年十二月三十一日董事、監事及高級管理人員姓名、有關資料及持股情況如下：

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest (shares) 所持本公司流通A股股數－個人權益(股)	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期	
Liu Shaoyong 劉紹勇	Chairman 董事長	54	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Ma Xulun 馬須倫	Vice Chairman 副董事長	49	0		11 November 2011 二零一一年十一月十一日	28 June 2013 二零一三年六月二十八日
	President 總經理				28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Xu Zhao 徐昭	Director 董事	44	0		28 June 2012 二零一二年六月二十八日	28 June 2013 二零一三年六月二十八日
Gu Jiadan 顧佳丹	Director 董事	57	0		28 June 2012 二零一二年六月二十八日	28 June 2013 二零一三年六月二十八日
Li Yangmin 李養民	Director 董事	50	3,960 (Note 1) (註釋1)	Beneficial Owner 實益擁有人	29 June 2011 二零一一年六月二十九日	28 June 2013 二零一三年六月二十八日
	Vice President 副總經理				28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Tang Bing 唐兵	Director 董事	46	0		28 June 2012 二零一二年六月二十八日	28 June 2013 二零一三年六月二十八日
	Vice President 副總經理				28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Luo Zhuping 羅祝平	Director 董事	60	11,616 (Note 2) (註釋2)	Beneficial Owner 實益擁有人	28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
	Board Secretary, Company Secretary 董事會秘書、公司秘書				28 June 2010 二零一零年六月二十八日	6 April 2012 二零一二年四月六日
Sandy Ke-Yaw Liu 劉克涯	Independent non-executive Director 獨立非執行董事	65	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日

Name 姓名	Position 職務	Age 年齡	Number of listed A shares of the Company held – personal interest (shares) 所持本公司流通A股股數－個人權益(股)	Capacity in which the A shares were held 所持A股身份	Effective date and expiry date of appointment 任期起止日期	
Wu Xiaogen 吳曉根	Independent non-executive Director 獨立非執行董事	47	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Ji Weidong 季衛東	Independent non-executive Director 獨立非執行董事	56	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Shao Ruiqing 邵瑞慶	Independent non-executive Director 獨立非執行董事	56	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Yu Faming 于法鳴	Chairman of the Supervisory Committee 監事會主席	59	0		29 June 2011 二零一一年六月二十九日	28 June 2013 二零一三年六月二十八日
Xi Sheng 席晟	Supervisor 監事	50	0		28 June 2012 二零一二年六月二十八日	28 June 2013 二零一三年六月二十八日
Liu Jiashun 劉家順	Supervisor 監事	56	3,960 (Note 1) (註釋1)	Beneficial Owner 實益擁有人	28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Feng Jinxiong 馮金雄	Supervisor 監事	51	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Yan Taisheng 燕泰勝	Supervisor 監事	59	0		28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Shu Mingjiang 舒明江	Vice President 副總經理	45	0		13 December 2011 二零一一年十二月十三日	28 June 2013 二零一三年六月二十八日
Wu Yongliang 吳永良	Vice President 副總經理	50	3,696 (Note 3) (註釋3)	Beneficial Owner 實益擁有人	13 December 2011 二零一一年十二月十三日	28 June 2013 二零一三年六月二十八日
	Chief Financial Officer 財務總監				28 June 2010 二零一零年六月二十八日	28 June 2013 二零一三年六月二十八日
Tian Liuwen 田留文	Vice President 副總經理	54	0		13 December 2011 二零一一年十二月十三日	28 June 2013 二零一三年六月二十八日
Wang Jian 汪健	Board Secretary, Joint Company Secretary 董事會秘書、聯席公司秘書	40	0		6 April 2012 二零一二年四月六日	28 June 2013 二零一三年六月二十八日
Total 合計	–	–	23,232		–	–

044

Note 1: representing approximately 0.000035% of the Company's total issued shares as at 31 December 2012

Note 2: representing approximately 0.0001% of the Company's total issued shares as at 31 December 2012

Note 3: representing approximately 0.000033% of the Company's total issued shares as at 31 December 2012

註釋1： 佔本公司於二零一二年十二月三十一日已發行股份總數約0.000035%

註釋2： 佔本公司於二零一二年十二月三十一日已發行股份總數約0.0001%

註釋3： 佔本公司於二零一二年十二月三十一日已發行股份總數約0.000033%

H Shares Appreciation Rights

On 9 November 2012, the Company's general meeting approved the "H Shares Appreciation Rights Scheme of China Eastern Airlines Company Limited" with an aim to provide medium to long term incentive to certain Directors, senior management, key technical and managerial personnel of the Company and promote the continuous development of the business of the Group.

As at 31 December 2012, the particulars of H shares appreciation rights granted to the Directors and senior management were as follows:

H股股票增值權

於二零一二年十一月九日，本公司股東大會審議通過了《中國東方航空股份有限公司H股股票增值權計劃》，以向本公司特定董事、高級管理人員、管理骨幹和核心技術人才提供中長期激勵以促進本集團業務持續發展。

截至二零一二年十二月三十一日，向本公司董事及高級管理人員授出的H股股票增值權詳情如下：

	Name 姓名	Position 職務	Number of shares appreciation rights granted (Ten thousand shares) 授予數量（萬份）	The proportion of shares appreciation rights granted to total issued share capital of the Company 授予數量佔本公司已發行股本總數比例	The proportion of shares appreciation rights granted to total issued H Shares 授予數量佔已發行H股總數比例
1	Liu Shaoyong 劉紹勇	Chairman 董事長	100	0.0089%	0.0286%
2	Ma Xulun 馬須倫	Vice Chairman, President 副董事長、總經理	100	0.0089%	0.0286%
3	Xu Zhao 徐昭	Director 董事	86	0.0076%	0.0246%
4	Gu Jiadan 顧佳丹	Director 董事	86	0.0076%	0.0246%
5	Li Yangmin 李養民	Director, Vice President 董事、副總經理	86	0.0076%	0.0246%
6	Tang Bing 唐兵	Director, Vice President 董事、副總經理	86	0.0076%	0.0246%
7	Luo Zhuping 羅祝平	Director 董事	86	0.0076%	0.0246%
8	Shu Mingjiang 舒明江	Vice President 副總經理	71	0.0063%	0.0203%
9	Wu Yongliang 吳永良	Vice President, Chief Financial Officer 副總經理、財務總監	71	0.0063%	0.0203%
10	Tian Liuwen 田留文	Vice President 副總經理	71	0.0063%	0.0203%
11	Wang Jian 汪健	Board secretary, Joint Company Secretary 董事會秘書、聯席公司秘書	57	0.0051%	0.0163%

Brief biographical details in respect of each of the Directors, Supervisors and members of senior management of the Company are as follows:

Mr. Liu Shaoyong is currently the Chairman of the Company and president and deputy party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president and deputy party secretary of CEA Holding, and became the Chairman of the Company since 3 February 2009. Mr. Liu is also currently the board member of International Air Transport Association, the board member of Association for Relations Across the Taiwan Straits and the vice chairman of the first session of the supervisory committee of China's Listed Companies Association. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun is currently the Vice Chairman, President and Deputy Party Secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as President and Deputy Party Secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and Vice Chairman of the Company with effect from November 2011. Mr Ma is also currently the Deputy Director-General of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master's degree and is a certified accountant.

Mr. Xu Zhao is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited (a company listed on the Hong Kong Stock Exchange) with effect from September 2009. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master's degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

本公司董事、監事及高級管理人員簡歷如下：

劉紹勇先生現任本公司董事長、東航集團總經理、黨組副書記。劉先生於一九七八年加入民航業，曾任中國通用航空公司副總經理，中國民航山西省管理局副局長，本公司山西分公司總經理，中國民用航空總局飛行標準司司長。二零零零年十二月至二零零二年十月任本公司總經理，二零零二年十月至二零零四年八月任中國民用航空總局副局長，二零零四年八月至二零零八年十二月任中國南方航空集團公司總經理，二零零四年十一月至二零零八年十二月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)董事長，二零零八年十二月起任東航集團總經理、黨組副書記，二零零九年二月三日起任本公司董事長。劉先生還是國際航空運輸協會理事、海峽兩岸關係協會理事、中國上市公司協會第一屆監事會副監事長。劉先生畢業於中國民航飛行學院，擁有清華大學高級工商管理(EMBA)碩士學位，擁有特級飛行員職稱。

馬須倫先生現任本公司副董事長、總經理、黨委副書記及東航集團黨組書記。馬先生曾任中國物資儲運總公司副總經理，中國民航總局財務司副司長，中國國際航空公司副總裁。二零零二年民航聯合重組後任中國國際航空公司常務副總裁，二零零四年九月至二零零七年一月任中國國際航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)總裁，黨委副書記，二零零四年十二月至二零零八年十二月任中國航空集團公司黨組成員，二零零七年一月至二零零八年十二月任中國航空集團公司副總經理，二零零八年十二月起任本公司總經理、黨委副書記，東航集團黨組副書記，二零零九年二月起任本公司董事，二零一一年十一月起任東航集團黨組書記、本公司副董事長。馬先生還擔任上海上市公司協會副理事長。馬先生畢業於山西財經大學、華中科技大學，擁有碩士學位及註冊會計師資格。

徐昭先生現任本公司董事、東航集團總會計師。徐先生曾任東風汽車公司工程師、會計師，上海延華高科技有限公司財務部經理，陝西重型汽車有限公司財務總監。二零零六年十一月起任東航集團總會計師，二零零七年六月起至二零一一年十一月任本公司監事，二零零九年九月起任盈德氣體集團有限公司(一家在香港聯交所上市的公司)獨立非執行董事，二零一二年六月起任本公司董事。徐先生畢業於重慶大學鑄造專業和香港中文大學會計專業，並獲得碩士學位。徐先生擁有工程師和會計師職稱，中國註冊會計師資格。

REPORT OF DIRECTORS
董事會報告書

Mr. Gu Jiadan is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager and the party secretary of the commerce department of Shanghai Airlines Co., Ltd. (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd.. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd.. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master's degree and is a senior economist.

顧佳丹先生現任本公司董事、東航集團副總經理、黨組成員。顧先生曾任上海航空股份有限公司總經理助理兼商務部總經理、黨委書記。二零零五年五月至二零零九年八月任上海航空股份有限公司黨委委員、副總經理，二零零九年八月至二零一零年一月任上海航空股份有限公司代總經理，二零一零年一月至二零一一年七月任東航集團副總經理、黨組成員兼上航黨委書記，二零一一年七月起任東航集團副總經理、黨組成員，二零一二年六月起任本公司董事。顧佳丹先生獲碩士學位，擁有高級經濟師職稱。

Mr. Li Yangmin is currently a Director, Party Secretary and Vice President of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Company and vice president of China Eastern Air Northwest Company. Since October 2005, he has also been a Vice President of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the Party Secretary and Director of the Company with effect from June 2011. He was the chairman of China Cargo Airlines, a subsidiary of the Company, from February 2012 to January 2013. Mr. Li graduated from Northwestern Polytechnical University with a master's degree. He is a qualified senior engineer.

李養民先生現任本公司董事、黨委書記、副總經理及東航集團黨組成員。李先生於一九八五年加入民航業，曾任西北航空公司飛機維修基地副總經理兼航線部經理，中國東方航空西北公司飛機維修基地總經理、中國東方航空西北公司副總經理。二零零五年十月起任本公司副總經理，二零一零年七月至二零一二年十二月兼任本公司安全總監，二零一一年五月起任東航集團黨組成員，二零一一年六月起任本公司黨委書記、董事，二零一二年二月至二零一三年一月任中貨航(本公司的附屬公司)董事長。李先生畢業於西北工業大學，擁有碩士研究生學歷和高級工程師資格。

Mr. Tang Bing is currently a Director, Vice President of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He was appointed as the chairman of Shanghai Airlines in January 2012. He served as a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration (MBA) degree from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

唐兵先生現任本公司董事、副總經理、東航集團黨組成員。唐先生於一九九三年加入民航業，曾任珠海摩天宇發動機維修有限公司執行副總裁(中方總經理)，中國南方航空集團公司辦公廳主任，重慶航空有限公司總裁。二零零七年十二月至二零零九年五月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)總工程師兼機務工程部總經理，二零零九年五月至二零零九年十二月任本公司北京分公司總經理，二零一零年一月到二零一一年十二月任上航總經理，二零一二年一月起任上航董事長，二零一零年二月起任本公司副總經理，二零一一年五月起任東航集團黨組成員，二零一二年六月起任本公司董事。唐先生畢業於南京航空航天大學電氣技術專業，擁有中山大學管理學院工商管理(MBA)學位和清華大學經管學院高級工商管理(EMBA)學位。

Mr. Luo Zhuping is currently a Director of the Company. Mr. Luo joined CEA in 1988. He was Deputy Chief and then Chief of the Enterprise Management Department and Deputy Head of the Share System Office of China Eastern Airlines. He served as the Board Secretary of the Company for 15 years from December 1996 to April 2012. He was also the Head of the Board Secretariat of the Company from 1997 to 2008. He was appointed a Director of the Company with effect from June 2004. Mr. Luo has been responsible for domestic and overseas exchange listing and capital management of the Company since 1993. He has gained rich experience in certain value-added measures of an enterprise, such as enterprise reform, stock issuance, corporate governance, merger and acquisition and reorganization. Mr. Luo graduated from Anhui University majoring in Philosophy and Law. He also holds a Master in Global Economics from Eastern China Normal University. He participated in the training programme for senior managers of large scale enterprises organised in the U.S. by the State Economic and Trade Commission and Morgan Stanley.

羅祝平先生現任本公司董事。羅先生於一九八八年加入東航，曾任中國東方航空公司企業管理處副處長、處長、股份制辦公室副主任，一九九六年十二月至二零一二年四月任本公司董事會秘書十五年、一九九七年至二零零八年兼任本公司董事會秘書室主任，二零零四年六月起任本公司董事。羅先生自一九九三年起一直負責企業境內外上市和資本運營的相關工作，在企業改制、股票發行、公司治理、購併重組等提升企業價值的諸多方面有長時間的實踐和積累。羅先生畢業於安徽大學哲學專業和法學專業，並擁有華東師範大學經濟學世界經濟專業碩士研究生學歷，曾參加國家經濟貿易委員會與摩根士丹利公司在美國舉辦的國家大型企業高級管理人員培訓班。

Mr. Sandy Ke-Yaw Liu is currently an Independent Non-executive Director of the Company. Mr. Sandy Ke-Yaw Liu joined the civil aviation industry in Taiwan in 1969. He served in 台灣中華航空公司 (China Airlines) in various capacities, including airport manager in Honolulu Airport, marketing director for the Americas, general manager for Hawaii District, regional director for Europe, director of corporate planning and director of marketing planning in its Corporate Office in Taiwan. With China Airlines, he also served as vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of 台灣華信航空 (Taiwan Mandarin Airlines), 台灣遠東航空 (Taiwan Far Eastern Air Transport), 台灣華膳空廚 (Taiwan China Pacific Catering Service) and 台灣桃園航勤服務公司 (Taiwan Taoyuan International Airport Service Company), as well as chairman of 台灣華儲物流公司 (Taiwan Air Cargo Terminal). He relocated to Hong Kong to act as chief operating officer for the Asia Region in Expeditors International of Washington, Inc., a global logistics company. Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

劉克涯先生現任本公司獨立非執行董事。劉克涯先生於一九六九年加入台灣民航業，曾任台灣中華航空公司檀香山機場經理，美洲地區營銷經理，夏威夷地區總經理，歐洲地區處長，總公司企劃處長，總公司營銷規劃處長，營銷副總經理，商務副總經理，總公司總經理。此外，劉先生還曾任台灣華信航空、台灣遠東航空、台灣華膳空廚、台灣桃園航勤服務公司的董事，台灣華儲物流公司的董事長，並曾任香港國際物流公司亞洲區營運長。劉先生畢業於台灣世新大學，並於一九九零年及一九九三年兩度赴美國史丹佛大學研修。

Mr. Wu Xiaogen is currently an Independent Non-executive Director of the Company. Mr. Wu previously served as assistant to the general manager and deputy general manager of the securities department of 中國金穀國際信託投資有限責任公司 (China Jingu International Trust Investment Company Limited), deputy general manager of the securities management department and general manager of the institutional management department of 中國科技國際信託投資公司 (China Technology International Trust Investment Company), and head of the audit teaching and research unit and deputy dean of the School of Accountancy of Central University of Finance and Economics. He was chief accountant of China First Heavy Industries from November 2004 to June 2010. He has been a professional external director for central enterprises since June 2010 and holds the title of researcher. Mr. Wu served as an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) from May 2010 to May 2012. Mr. Wu is also a director and a member of the Ethics Committee of the Chinese Institute of Certified Public Accountants, an external director of China National Machinery Industry Corporation and an external director of China Three Gorges Corporation. Mr. Wu graduated from the Department of Economics and Management of the Central University of Finance and Economics and also obtained a Doctoral Degree in Economics.

吳曉根先生現任本公司獨立非執行董事。吳先生曾任中國金穀國際信託投資有限責任公司證券業務部總經理助理、副總經理，中國科技國際信託投資公司證券管理總部副總經理兼機構管理部總經理，中央財經大學會計學院審計教研室主任、副院長。二零零四年十一月至二零一零年六月任中國第一重型機械集團公司總會計師，二零一零年六月起任中央企業專職外部董事，擁有研究員職稱。吳先生於二零一零年五月至二零一二年五月擔任中國石油化工股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)獨立非執行董事。吳先生還擔任中國註冊會計師協會理事和道德準則委員會委員，中國機械工業集團有限公司外部董事，中國長江三峽集團公司外部董事。吳先生畢業於中央財經大學經濟管理系，擁有經濟學博士學位。

Mr. Ji Weidong is currently an Independent Non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his Master and Doctoral Degrees in Law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

季衛東先生現任本公司獨立非執行董事。季先生曾任日本神戶大學法學院副教授、教授。二零零八年起任上海交通大學凱原法學院院長、首席教授，此外，現任日本神戶大學名譽教授。季先生畢業於北京大學法律學系，先後完成了日本京都大學研究生院法科碩士課程、博士課程，並獲得京都大學博士學位。一九九一年九月至一九九二年七月為美國斯坦福大學法學院訪問學者。

Mr. Shao Ruiqing is currently an Independent Non-executive Director of the Company. Mr. Shao was deputy dean and dean of the School of Economics and Management of Shanghai Maritime University. He served as deputy dean at Shanghai Lixin University of Commerce since March 2004, and was also a professor in accounting and mentor to doctoral students. From June 2007 to August 2011, Mr. Shao served as an external supervisor of China Merchants Bank Co., Ltd. (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Mr. Shao served as an independent non-executive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) from June 2008 to May 2012. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a Bachelor Degree in Economics, and Master and Doctoral Degrees in Management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

邵瑞慶先生現任本公司獨立非執行董事。邵先生曾任上海海事大學經濟管理學院副院長、院長。二零零四年三月起任上海立信會計學院副院長，此外，邵先生還擔任會計學教授、博士生導師。邵先生於二零零七年六月至二零一一年八月擔任招商銀行股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)外部監事。邵先生於二零零八年六月至二零一二年五月擔任上海汽車集團股份有限公司(一家在上海證券交易所上市的公司)獨立非執行董事。邵先生於一九九五年獲國務院政府特殊津貼，目前是交通運輸部財會專家諮詢委員。邵先生先後畢業於上海海事大學、上海財經大學與同濟大學獲經濟學學士學位、管理學碩士學位、博士學位，並擁有在英國、澳大利亞進修及做高級訪問學者兩年半時間的經歷。

Mr. Yu Faming is currently the Chairman of the Supervisory Committee of the Company, and a party member and the head of party disciplinary inspection group of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour Protection of the PRC and head of the Training and Employment Department of the Ministry of Labour Protection of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. Since May 2011, he has been party member and head of party disciplinary inspection group of CEA Holding. Since June 2011, he has served as the Chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

于法鳴先生現任本公司監事會主席、東航集團黨組成員、黨組紀檢組組長。于先生曾任中國勞動人事部政策研究調研處副處長，中國勞動政策法規司綜合處處長，中國勞動部勞動科學研究所副所長，中國勞動保障部勞動科學研究所副所長、所長、培訓就業司司長。二零零八年六月至二零一一年五月任中國人力資源和社會保障部就業司司長，二零一一年五月起任東航集團黨組成員、黨組紀檢組組長，二零一一年六月起任本公司監事會主席。于先生畢業於山東大學哲學系，擁有副研究員職稱。

Mr. Xi Sheng is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Mr. Xi is also the council member of China Institute of Internal Audit and a member of International Institute of Internal Auditors. Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor.

席晟先生現任本公司監事、東航集團總審計師。席先生曾任審計署外資運用審計司外事二處副處長，外事司聯絡接待處處長，中國審計事務所副所長，審計署固定資產投資審計司司長，審計署駐哈爾濱特派員辦事處黨組書記、特派員。二零零七年一月至二零零九年九月任審計署人事教育司司長，二零零九年九月至二零一二年十一月任東航集團審計部部長，二零零九年九月起任東航集團總審計師。席先生還任中國內部審計協會常務理事，國際內部審計師協會理事會成員。席先生畢業於江西財經大學，擁有大學本科學歷和高級審計師資格。

Mr. Liu Jiashun is currently a Supervisor of the Company. Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. He was also the chief director in charge of fuel supply engineering at Haikou's Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司 (Meiya Company). From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of 上海浦航石油有限公司 (Shanghai Pudong Airport Fuel Co., Ltd) from 2006 to March 2009. Since October 2009, Mr. Liu has served as the party secretary of 中國航空油料華東公司 (China Aviation Fuel Huadong Company). He was appointed a Supervisor of the Company in 2000. Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

劉家順先生現任本公司監事。劉先生曾任中國航空油料海南公司黨委書記、副總經理、紀委書記，海南南洋航空運輸有限公司董事長、總經理，海口美蘭機場供油工程總指揮長，美蘭機場有限責任公司董事和美亞實業有限公司副董事長、總經理。一九九九年至二零零七年任中國航空油料華東公司黨委副書記兼紀委書記，二零零六年至二零零九年三月任上海浦航石油有限公司總經理，二零零九年十月起任中國航空油料華東公司黨委書記，二零零零年起任本公司監事。劉先生擁有研究生學歷，高級政工師資格。

Mr. Feng Jinxiong is currently a Supervisor and General Manager of the Audit Department of the Company and a deputy general manager of the Audit Department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master's degree.

馮金雄先生現任本公司監事，審計部總經理，東航集團審計部副部長。馮先生於一九八二年加入民航業。曾任本公司計劃處副處長、處長，東航集團財務部部長、副總會計師，本公司人力資源部經理，東航金戎控股有限責任公司副總經理，本公司上海保障部副總經理。二零零七年至二零零九年任中國東方航空武漢有限責任公司總經理，二零零九年二月起任本公司審計部總經理，二零零九年三月起任本公司監事。馮先生畢業於中國民航大學及中國社會科學院研究生院，擁有碩士研究生學歷。

REPORT OF DIRECTORS
董事會報告書

Mr. Yan Taisheng is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served as Chief of the Board Secretariat of the General Office of the Company, general manager of 上海民航東大實業公司 (Shanghai Civil Aviation Dong Da Industry Company) and Deputy Head and Head of the General Office of the Labour Union of the Company. He has been the Vice Chairman of the Labour Union of the Company since 2005. He served as a Supervisor since March 2009. Mr. Yan graduated from East China Normal University.

燕泰勝先生現任本公司監事，工會副主席。燕先生於一九七三年加入民航業，曾任本公司辦公室秘書科科長，上海民航東大實業公司總經理，本公司工會辦公室副主任、主任。二零零五年起任本公司工會副主席。二零零九年三月起任本公司監事。燕先生畢業於華東師範大學。

Mr. Shu Mingjiang is currently a Vice President of the Company. Mr. Shu joined the civil aviation industry in 1989. He served as vice president of general affairs of 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.), a subsidiary of the Company, Deputy Head of the Safety Monitoring Division, Vice Manager and subsequently Manager of the Safety Monitoring Department of the Company, Deputy General Manager of the Shanghai Flight Division of the Company and Vice President of the Yunnan Branch of the Company. From November 2006 to December 2009, he was the Chief Pilot and General Manager of the Operating Control Division of the Company. From December 2009 to November 2011, Mr. Shu was President of the Beijing Branch of the Company. He has been a Vice President of the Company since December 2011. Mr. Shu graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation flying, and obtained a Master in Flight Safety Management jointly held by Civil Aviation University of China, ENAC, France and ENSICA, France, and an Executive Master of Business Administration (EMBA) degree from School of Management of Fudan University.

舒明江先生現任本公司副總經理。舒先生於一九八九年加入民航業，曾任上海東方飛行培訓有限公司(本公司的附屬公司)常務副總經理，本公司安全監察處副處長、安全監察部副經理、經理，本公司上海飛行部副總經理，本公司雲南分公司副總經理。二零零六年十一月至二零零九年十二月任本公司總飛行師兼運行控制中心總經理，二零零九年十二月至二零一一年十一月任本公司北京分公司總經理，二零一一年十二月起任本公司副總經理。舒先生畢業於中國民用航空飛行學院駕駛系飛機駕駛專業，擁有中國民航大學與法國國立民航大學、法國航空工業大學(合辦)航空安全管理專業碩士學位和復旦大學管理學院高級工商管理(EMBA)學位。

Mr. Wu Yongliang is currently a Vice President and Chief Financial Officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as Deputy Head and subsequently Head of the Finance Department of the Company, Head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as Chief Financial Officer of the Company. He has been a Vice President of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration (MBA). Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

吳永良先生現任本公司副總經理、財務總監。吳先生於一九八四年加入民航業，曾任本公司財務處副處長、處長，本公司計劃財務處處長，東航集團財務部部長。二零零一年至二零零九年三月任東航集團副總會計師兼財務部部長，二零零九年四月起任本公司財務總監，二零一一年十二月起任本公司副總經理。吳先生畢業於中國民航大學經管系計財專業和復旦大學工商管理(MBA)專業，擁有碩士研究生學歷和會計師職稱。

Mr. Tian Liuwen is currently a Vice President of the Company and president of Shanghai Airlines. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the Head of the General Manager Office and Chairman of the Labour Union and Deputy General Manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the Vice President and subsequently President of the Hebei Branch of the Company. From April 2005 to January 2008, he was President of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., Ltd, a subsidiary of the Company, since January 2008. Since December 2011, he has been Vice President of the Company and president of Shanghai Airlines. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

田留文先生現任本公司副總經理、上航總經理。田先生曾任中國通用航空公司市場銷售部北京營業部經理，本公司山西分公司總經辦主任、工會主席、副總經理。二零零二年六月至二零零八年一月任本公司河北分公司副總經理、總經理，二零零五年四月至二零零八年一月兼任本公司北京基地總經理，二零零八年一月起任中國東方航空江蘇有限公司(本公司的附屬公司)總經理，二零一一年十二月起任本公司副總經理，上航總經理。田留文先生擁有南京大學高級管理人員工商管理(EMBA)碩士學位和高級經濟師資格。

Mr. Wang Jian is currently the Board Secretary, Joint Company Secretary and the Head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995 and served as Deputy Head of the Company's office and Deputy General Manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange). Since May 2009, he has served as the Head of the Board secretariat of the Company. He was a representative of the Company's Securities affairs from May 2009 to April 2012. He was appointed as the Board Secretary and Joint Company Secretary of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an MBA postgraduate degree from East China University of Science and Technology and an EMBA degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

汪健先生現任本公司董事會秘書、聯席公司秘書及董事會秘書室主任。汪先生於一九九五年加入本公司，曾任本公司辦公室副主任、上海營業部副總經理。二零零六年九月至二零零九年五月任中國南方航空股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)上海基地副總經理，二零零九年五月起任本公司董事會秘書室主任，二零零九年五月至二零一二年四月任本公司證券事務代表，二零一二年四月起任本公司董事會秘書、聯席公司秘書。汪先生畢業於上海交通大學，擁有華東理工大學工商管理(MBA)研究生學歷及清華大學高級工商管理(EMBA)學位，並擁有上海證券交易所上市公司董事會秘書資格證書。

Mr. Ngai Wai Fung is currently a Joint Company Secretary of the Company. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently a director and chief executive officer of SW Corporate Services Group Limited. Mr. Ngai has become an adjunct professor of the Faculty of Law of Hong Kong Shue Yan University in September 2012. He was appointed as a non-official member of the Working Group on Professional Services of the Economic Development Commission by the chief executive of the Hong Kong Special Administrative Region and also a committee member of Qualification and Examination Board by the Hong Kong Institute of Certified Public Accounts in January 2013. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. In April 2012, Mr. Ngai was appointed as the Joint Company Secretary of the Company. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master in Corporate Finance from the Hong Kong Polytechnic University, an MBA from Andrews University in the United States and a Bachelor's degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

魏偉峰先生現任本公司聯席公司秘書。魏先生為香港特許秘書公會資深會員兼副會長，並為英國特許秘書及行政人員公會資深會員。魏先生現任信永方圓企業服務集團有限公司董事兼行政總裁。魏先生於二零一二年九月獲香港樹仁大學委任為法律系兼任教授、於二零一三年一月獲香港特別行政區首長委任為經濟發展委員會專業服務業工作小組非官首成員及獲香港會計師公會委任為專業資格及考試評議會委員會成員。魏先生曾於多家公司擔任聯席公司秘書，具備豐富的公司秘書、企業管理、法律、財務及公司治理等方面的經驗。他亦為香港會計師公會會員及英國特許會計師公會資深會員。魏先生於二零一二年四月起擔任本公司聯席公司秘書。魏先生擁有上海財經大學金融學博士學位、香港理工大學企業融資碩士學位、美國安德魯大學工商管理碩士學位及英國華瑞漢普敦大學榮譽法律學士學位。

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in the Listing Rules concerning his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

根據上市規則第3.13條，獨立非執行董事已根據上市規則所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

CHANGES IN THE MEMBERS OF THE BOARD AND MANAGEMENT PERSONNEL 董事會和管理層人事變動情況

Appointment
聘任

Name **姓名**	**Date of appointment** **就任日期**	**Approval Organization** **決議機構**	**Position** **職務**
Xu Zhao 徐昭	28 June 2012 二零一二年六月二十八日	2011 annual general meeting 二零一一年度股東大會	Director 董事
Gu Jiadan 顧佳丹	28 June 2012 二零一二年六月二十八日	2011 annual general meeting 二零一一年度股東大會	Director 董事
Tang Bing 唐兵	28 June 2012 二零一二年六月二十八日	2011 annual general meeting 二零一一年度股東大會	Director 董事
Xi Sheng 席晟	28 June 2012 二零一二年六月二十八日	2011 annual general meeting 二零一一年度股東大會	Supervisor 監事
Wang Jian 汪健	6 April 2012 二零一二年四月六日	13th meeting of the sixth session of the Board 第六屆董事會第13次會議	Board Secretary, Joint Company Secretary, Authorised Representative in Hong Kong 董事會秘書、聯席公司秘書、香港授權代表
Ngai Wai Fung 魏偉峰	6 April 2012 二零一二年四月六日	13th meeting of the sixth session of the Board 第六屆董事會第13次會議	Joint Company Secretary 聯席公司秘書

Resignation
離任

Name **姓名**	**Date of resignation** **離任日期**	**Position** **職務**
Luo Zhuping 羅祝平	6 April 2012 二零一二年四月六日	Board Secretary, Company Secretary, Authorised Representative in Hong Kong 董事會秘書、公司秘書、香港授權代表

CHANGE OF PARTICULARS OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Mr. Li Yangmin, a Director, was appointed as an executive director of 上海東方航空物流有限公司 (Shanghai Eastern Airlines Logistics Co., Ltd.), a subsidiary of the Company, with effect from December 2012 and ceased to act as the chairman of China Cargo Airlines, a subsidiary of the Company, with effect from January 2013.

Mr. Tang Bing, a Director, was appointed as the chairman of Shanghai Airlines, a subsidiary of the Company, with effect from January 2012 and the chairman of Jetstar Hong Kong with effect from October 2012.

Mr. Wu Xiaogen, an independent non-executive Director, ceased to act as an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) with effect from May 2012.

Mr. Shao Ruiqing, an independent non-executive Director, ceased to act as an independent non-executive director of SAIC Motor Corporation Limited (a company listed on the Shanghai Stock Exchange) with effect from May 2012.

根據上市規則第13.51B (1)條之董事或監事變更資料

本公司董事李養民先生於二零一二年十二月起擔任上海東方航空物流有限公司(本公司的附屬公司)執行董事,於二零一三年一月起不再擔任中貨航(本公司的附屬公司)董事長。

本公司董事唐兵先生於二零一二年一月起擔任上航(本公司的附屬公司)董事長,於二零一二年十月起擔任捷星香港董事長。

本公司獨立非執行董事吳曉根先生於二零一二年五月不再擔任中國石油化工股份有限公司(一家在上海證券交易所和香港聯交所上市的公司)獨立非執行董事。

本公司獨立非執行董事邵瑞慶先生於二零一二年五月不再擔任上海汽車集團股份有限公司(一家在上海證券交易所上市的公司)獨立非執行董事。

SHAREHOLDINGS OF DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2012, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2012 and as at 31 December 2012, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.

As at the date of this report, Mr. Liu Shaoyong (the Chairman of the Company), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (the chairman of the Supervisory Committee of the Company) and Mr. Xi Sheng (a Supervisor) are employees of CEA Holding, which is a company having an interest in the Company's shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

董事、行政總裁、監事和高級管理人員持股情況

除以上所披露之董事、行政總裁、監事和高級管理人員持股情況之外,於二零一二年十二月三十一日,本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人概無於本公司及/或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及/或債券證(視乎情況而定)持有根據證券及期貨條例第XV部第7及8分部須向本公司及香港聯交所披露、並於根據證券及期貨條例第352條須予存置的登記冊中所記錄的權益或淡倉(包括本公司董事、行政總裁、監事及高級管理人員及彼等各自之聯繫人根據證券及期貨條例有關規定被假設或視為持有的權益或淡倉),或根據上市規則附錄十《上市公司董事進行證券交易的標準守則》(「**標準守則**」)(對監事的應用範圍被視為與董事一致)須向本公司及香港聯交所披露的權益或淡倉。

在二零一二年度內及截至二零一二年十二月三十一日止,本公司並無授予或訂立任何安排,致使本公司董事、行政總裁、監事、高級管理人員及/或他們的配偶或未滿十八歲子女認購本公司股份證券或債券證券的權利。

於本報告日期,劉紹勇先生(本公司董事長)、徐昭先生及顧佳丹先生(董事)、于法鳴先生(本公司監事會主席)及席晟先生(監事)均為東航集團僱員,而東 航集團擁有根據證券及期貨條例第XV部第2及3分部條文須向本公司及香港聯交所披露的本公司股份權益。

C 4

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

董事及監事服務合約

各董事或監事與本公司概無訂立任何本公司在不予賠償(法定賠償除外)的情況下在一年內不可終止的服務合同。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the Reporting Period (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

董事及監事的合約權益

各董事或監事於本報告期內概無在任何本公司或其附屬公司為合約一方的任何重要合約(定義見上市規則附錄十六第15段)中直接或間接擁有重大權益。

REMUNERATION

Directors and Supervisors

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

H Shares Appreciation Rights Scheme

Details of the grant of the H shares appreciation rights of the Company are set out in the section headed "Report of Directors—H Shares Appreciation Rights" of this report.

Employees

As at 31 December 2012, the Group had 66,207 employees, a majority of whom worked in the PRC. The wages of the Group's employees generally consisted of basic salary and performance-based bonus.

薪酬

董事及監事

有關董事及監事之薪酬詳情,請參閱按國際財務報告準則編製的財務報表附註9。

H股股票增值權計劃

本公司H股股票增值權授予詳情請見本報告標題為「董事會報告書－H股股票增值權」一節。

員工

於二零一二年十二月三十一日,本集團員工總數為66,207人,大部份於中國境內工作。本集團的員工工資基本上由基本工資和工作業績花紅構成。

MEDICAL INSURANCE

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2012, the Group's medical insurance contributions charged to the income statement amounted to RMB391 million (2011: RMB374 million).

醫療保險

本集團大部份中國僱員參加了各省份的市政府組織的醫療保險計劃,本集團及僱員須分別按基本薪金約12%及2%向計劃供款。除此供款外,本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一二年十二月三十一日止年度,本集團計人民幣3.91億元(二零一一年:人民幣3.74億元)醫療保險供款於損益表中列賬。

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2012 are set out in note 34 to the financial statements prepared in accordance with IFRS.

銀行貸款及其他借款

本公司及本集團截至二零一二年十二月三十一日止之銀行貸款及其他借款詳情,請參閱按國際財務報告準則編製的財務報表附註34。

INTEREST CAPITALIZED

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2012 was RMB297 million.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements prepared in accordance with IFRS.

RESERVES

Details of movements in reserves of the Company and the Group for the year ended 31 December 2012 and profit appropriation by the Company are set out in note 43 to the financial statements prepared in accordance with IFRS.

STATUTORY COMMON WELFARE FUND

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 43 to the financial statements prepared in accordance with IFRS.

DONATIONS

During the year, the Group made donations for charitable purposes amounting to approximately RMB150,000.

EMPLOYEES' RETIREMENT SCHEME

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 38 to the financial statements prepared in accordance with IFRS.

MAJOR SUPPLIERS AND CUSTOMERS

In 2012, purchases by the Company from the largest and five largest suppliers accounted for 13.82% and 33.39%, respectively, of the total annual purchases of the Company. Total income from sales to the Company's five largest customers amounted to approximately RMB8,173 million, accounting for 9.6% of the Company's total revenue.

None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Company's share capital has any interest in any of the above mentioned suppliers and customers.

利息資本化

本集團截至二零一二年十二月三十一日止年度按國際財務報告準則計算之資本化利息為人民幣2.97億元。

物業、機器及設備

本公司及本集團本年度之物業、機器及設備變動情況，已概述在按國際財務報告準則編製的財務報表附註19內。

儲備

本公司及本集團截至二零一二年十二月三十一日止年度儲備變動及本公司溢利分配詳情，請參閱按國際財務報告準則編製的財務報表附註43。

法定公益金

有關法定公益金之詳情(如其性質，有無應用、變動及其計算基礎，包括用作計算該數據之百分比)，請參閱按國際財務報告準則編製的財務報表附註43。

捐款

本集團於本年度內慈善捐款合共約人民幣150,000元。

職工退休金制度

有關本公司職工退休金制度和退休後的福利之詳情，請參閱按國際財務報告準則編製的財務報表附註38。

主要供貨商及客戶

二零一二年本公司向最大供貨商和前5名供貨商的採購金額分別佔年度採購總額的13.82%和33.39%，本公司向前5名客戶銷售的收入總額約為人民幣81.73億元，佔本公司營業收入的9.6%。

各董事、監事或其聯繫人或任何據本公司董事所知持有5%或以上本公司股份之股東概無在上述供貨商及客戶擁有任何權益。

CONNECTED TRANSACTIONS

1. On 4 November 2011, in order to be more focused on the core aviation business and the related business of the Company, the Company entered into an equity transfer agreement with 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.) ("**SEA Investment**"), pursuant to which the Company agreed to transfer 5% of the equity interest in 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd.) ("**CEA Real Estate Investment**") held by the Company to SEA Investment. SEA Investment agreed to pay a sum of RMB100,663,590 in cash to the Company, subject to modification, as the consideration for this transaction. SEA Investment, which is a wholly-owned subsidiary of CEA Holding (a substantial shareholder of the Company), is a connected person of the Company and thus, the transaction constitutes a connected transaction of the Company. The transaction completed in 2012. For additional details, please refer to the announcement of the Company issued in Hong Kong dated 4 November 2011.

2. On 22 August 2012, in order to manage and conduct internal integration of the Group, the Company entered into an equity transfer agreement with CEA Holding, pursuant to which the Company agreed to acquire 20% equity interests in China United Airlines from CEA Holding in consideration of RMB83,951,873.97 (the "**China United Airlines Acquisition**"). As CEA Holding is a controlling shareholder of the Company, the China United Airlines Acquisition constituted a connected transaction of the Company. The China United Airlines Acquisition has completed and China United Airlines is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 22 August 2012.

3. On 11 September 2012, CEA Holding and its wholly-owned subsidiary, 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) ("**CES Finance**") entered into an A shares subscription agreement (the "**A Shares Subscription Agreement**") with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A shares with a total subscription price of RMB1,499,999,999.44 (the "**A Share Subscription**").

   Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global, a wholly-owned subsidiary of CEA Holding, entered into an H shares subscription agreement (the "**H Shares Subscription Agreement**") with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H shares with a total subscription price of HK$1,621,366,800 (the "**H Share Subscription**").

   As CEA Holding holds approximately 59.94% of the then issued share capital of the Company, and CES Finance and CES Global are wholly owned subsidiaries of CEA Holding, each of the A Shares Subscription Agreement entered into between (i) the Company and (ii) CEA Holding and CES Finance, and the H Shares Subscription Agreement entered into between (i) the Company and (ii) CES Global constitutes a connected transaction of the Company. The purpose of the A Share Subscription and the H Share Subscription is to improve the financial position of the Company and in the long term, enhance the Company's competitiveness and help to improve its operational position.

關連交易

1. 於二零一一年十一月四日，為了更專注於本公司的航空主業及相關產業的經營，本公司與上海東航投資有限公司(「**東投公司**」)簽訂《股權轉讓協議》，據此，本公司將所持有的東航房地產投資有限公司(「**東航房地產公司**」)5%的股權轉讓給東投公司。作為本次交易的對價，東投公司同意以現金方式支付本公司人民幣100,663,590元(受限於調整)。東投公司是東航集團(本公司的主要股東)的全資附屬公司，乃本公司的關連人士，故此交易事項構成本公司一項關連交易。該交易於二零一二年完成，詳情請參閱本公司在香港刊發的日期為二零一一年十一月四日的公告。

2. 於二零一二年八月二十二日，為管理及進行本集團內部整合，本公司與東航集團簽署了股權轉讓協議，本公司同意按代價人民幣83,951,873.97元向東航集團收購中聯航的20%股權(「**中聯航收購**」)。由於東航集團為本公司控股股東，中聯航收購構成本公司的一項關連交易。中聯航收購已完成，中聯航現為本公司的全資附屬公司。詳情請參見本公司在香港刊發的日期為二零一二年八月二十二日的公告。

3. 於二零一二年九月十一日，東航集團及其全資附屬公司東航金戎控股有限責任公司(「**金戎控股**」)與本公司簽訂A股認購協議(「**A股認購協議**」)。根據A股認購協議：(a)東航集團將按認購價每股人民幣3.28元以現金認購241,547,927股新A股，總認購價為人民幣792,277,200.56元；及(b)金戎控股將按認購價每股人民幣3.28元以現金認購457,317,073股新A股，總認購價為人民幣1,499,999,999.44元(「**A股認購事項**」)。

   在簽訂A股認購協議的同時，東航集團全資附屬公司東航國際與本公司訂立H股認購協議(「**H股認購協議**」)。根據H股認購協議，東航國際將按認購價每股2.32港元以現金認購698,865,000股新H股，總認購價為1,621,366,800港元(「**H股認購事項**」)。

   由於東航集團持有本公司當時已發行股本約59.94%，而金戎控股及東航國際為東航集團的全資附屬公司，故(i)本公司及(ii)東航集團及金戎控股所訂立的A股認購協議，以及(i)本公司及(ii)東航國際所訂立的H股認購協議分別構成本公司的一項關連交易。A股認購事項及H股認購事項旨在改善本公司的財務狀況，長遠而言，可以提高本公司競爭力，改善本公司經營狀況。

The A Share Subscription and the H Share Subscription have been approved by the Shareholders on 9 November 2012, but still are subject to approval from the relevant governmental and regulatory authorities. For details, please refer to the announcements of the Company issued in Hong Kong dated 11 September 2012, 9 November 2012, 4 February 2013, 25 February 2013 and 10 April 2013 and the circular of the Company dated 24 September 2012.

A股認購事項及H股認購事項已於二零一二年十一月九日獲本公司股東批准，惟仍須待相關政府及監管機構批准方可作實。詳情請參見本公司在香港刊發的日期為二零一二年九月十一日、二零一二年十一月九日、二零一三年二月四日、二零一三年二月二十五日及二零一三年四月十日的公告及日期為二零一二年九月二十四日的通函。

4. On 6 December 2012, the Company entered into an equity transfer agreement with 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) ("**SAIE**", a non-wholly-owned subsidiary of CEA Holding), pursuant to which the Company agreed to acquire the remaining 13.98% equity interests in 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) ("**Shanghai Tours**") from SAIE in consideration of RMB20,693,900 (the "**Shanghai Tours Acquisition**"). As SAIE is an indirect non wholly-owned subsidiary of CEA Holding, the Shanghai Tours Acquisition constituted a connected transaction of the Company. The main purpose of the Shanghai Tours Acquisition is to resolve the issue of intra-group competition between the Company and CEA Holding in the areas of tourism operation caused by the absorption of the former Shanghai Airlines Co., Ltd (原上海航空股份有限公司). The Shanghai Tours Acquisition has completed and Shanghai Tours is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 6 December 2012.

4. 於二零一二年十二月六日，本公司與東航集團非全資附屬公司上海航空進出口有限公司(「**上航進出口**」)簽署了股權轉讓協議，本公司同意按代價人民幣20,693,900元向上航進出口收購上海航空國際旅遊(集團)有限公司(「**上航國旅**」)餘下的13.98%股權(「**上航國旅收購**」)。由於上航進出口為東航集團的間接非全資附屬公司，上航國旅收購構成本公司的一項關連交易。上航國旅收購的主要目的是為解決在本公司換股吸收合併原上海航空股份有限公司後在旅遊業務方面與東航集團存在的同業競爭問題。上航國旅收購已完成，上航國旅現為本公司的全資附屬公司。詳情請參見本公司在香港刊發的日期為二零一二年十二月六日的公告。

5. On 6 December 2012, the Company entered into an equity transfer agreement with 中國遠洋運輸(集團)總公司 (China Ocean Shipping (Group) Company) ("**COSCO Group**"), pursuant to which the Company agreed to acquire 29.7% equity interests in Eastern Logistics from COSCO Group in consideration of RMB562,266,000 (the "**Eastern Logistics Acquisition**"). COSCO Group was a substantial shareholder of Eastern Logistics, which in turn was a non-wholly owned subsidiary of the Company. COSCO Group is thus a connected person of the Company. Accordingly, Eastern Logistics Acquisition constituted a connected transaction of the Company. The main purpose of the Eastern Logistics Acquisition is to integrate the freight transportation business of the Group. The Eastern Logistics Acquisition has completed and Eastern Logistics is now a wholly-owned subsidiary of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 6 December 2012.

5. 於二零一二年十二月六日，本公司與中國遠洋運輸(集團)總公司(「**中遠集團**」)簽署了股權轉讓協議，本公司同意按代價人民幣562,266,000元向中遠集團收購東遠物流的29.7%股權(「**東遠物流收購**」)。由於中遠集團為東遠物流的主要股東，而東遠物流為本公司非全資附屬公司，故中遠集團為本公司關連人士。因此，東遠物流收購構成本公司的一項關連交易。東遠物流收購的主要目的是為整合本集團的貨運業務。東遠物流收購已完成，東遠物流現為本公司的全資附屬公司。詳情請參見本公司在香港刊發的日期為二零一二年十二月六日的公告。

6. On 27 December 2012, Shanghai Tours, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment Group Co., Ltd) ("**Eastern Tourism**") and 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Co., Ltd) ("**Shanghai Dongmei**"), pursuant to which Shanghai Tours agreed to acquire the entire equity interests in 西安東美航空旅遊有限公司 (Xi'an Dongmei Aviation Travel Co., Ltd) ("**Xi'an Dongmei**") from Eastern Tourism and Shanghai Dongmei in consideration of RMB3,300,400 in total (the "**Xi'an Dongmei Acquisition**").

6. 於二零一二年十二月二十七日，上航國旅(本公司全資子公司)與東航旅業投資(集團)有限公司(「**東航旅業**」)及上海東美航空旅遊有限公司(「**上海東美**」)簽署了股權轉讓協議，上航國旅同意按總代價人民幣3,300,400元向東航旅業及上海東美收購西安東美航空旅遊有限公司(「**西安東美**」)的全部股權(「**西安東美收購**」)。

On 27 December 2012, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of 昆明東美航空旅遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd) ("**Kunming Dongmei**") from Eastern Tourism and Shanghai Dongmei in consideration of RMB10,551,000 in total (the "**Kunming Dongmei Acquisition**").

於二零一二年十二月二十七日，上航國旅與東航旅業及上海東美簽署了股權轉讓協議，上航國旅同意按總代價人民幣10,551,000元向東航旅業及上海東美收購昆明東美航空旅遊有限公司(「**昆明東美**」)的全部股權(「**昆明東美收購**」)。

On 10 January 2013, Shanghai Tours entered into an equity transfer agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to acquire the entire equity interests of 上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd) ("**Eastern Travel**") from Eastern Tourism in consideration of RMB11,876,200 in total (the "**Eastern Travel Acquisition**").

於二零一三年一月十日，上航國旅與東航旅業簽署了股權轉讓協議，上海國旅同意按總代價人民幣11,876,200元向東航旅業收購上海東航國際旅行社有限公司(「**東航旅遊**」)的全部股權(「**東航旅遊收購**」)。

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a controlling shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules.

東航旅業為東航集團的全資附屬公司，而東航集團為本公司的控股股東，故東航旅業為上市規則下本公司的關連人士。上海東美由東航集團持有72.84%權益，故為東航集團的聯繫人，因此上海東美為上市規則下本公司的關連人士。

Therefore, each of the Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition constitutes a connected transaction of the Company. The main purpose of the Xi'an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition is to reorganise and integrate the tourism business of the Group. For details, please refer to the announcements of the Company issued in Hong Kong dated 10 January 2013.

因此，西安東美收購、昆明東美收購及東航旅遊收購各自構成本公司的關連交易。西安東美收購、昆明東美收購及東航旅遊收購的主要目的為重組及逐步合併本集團的旅遊業務。詳情請參見本公司在香港刊發的日期為二零一三年一月十日的公告。

CONTINUING CONNECTED TRANSACTIONS

持續關連交易

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2012, are set out as follows:

經本公司董事會、股東大會審議批准的持續性關連交易預估交易金額上限與截至二零一二年十二月三十一日止的實際發生額列示如下：

Category	類別	Incurred up to 31 December 2012 截至二零一二年十二月三十一日的發生額 (RMB'000) (人民幣千元)	The approved 2012 estimated transaction caps 經批准的二零一二年預估交易金額上限 (RMB'000) (人民幣千元)
Financial services (balance of deposit)	金融服務(存款餘額)	1,451,526	4,000,000
Catering services	航空配餐服務	783,384	980,000
Import and export agency services	進出口代理服務	78,756	98,300
Production and maintenance services	生產服務及設備供應服務	121,854	123,980
Property leasing	物業租賃	66,763	95,760
Advertising agency services	廣告代理服務	38,846	46,000
Sales agency services (agency fee)	票務代理服務(代理費)	19,836	96,000
Media resources operation services	媒體資源使用服務	36,030	50,000

On 16 January 2013, the Company entered into a supplemental agreement with 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.) ("**Eastern Finance**"), to further regulate the balances of the Group's deposits and loans with the Eastern Finance and its subsidiaries on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services agreement dated 15 October 2010 remains unchanged. For details, please refer to the announcement of the Company issued in Hong Kong dated 16 January 2013.

於二零一三年一月十六日，本公司與東航集團財務有限責任公司(「**東航財務**」)簽訂補充協議，據此，雙方在日期為二零一零年十月十五日的財務服務協議約定的每日存貸款餘額上限不變的前提下，進一步限制本集團在東航財務及其附屬公司的存貸款餘額。詳情請見本公司在香港刊發的日期為二零一三年一月十六日的公告。

For further details regarding the above continuing connected transactions, please refer to the Company's 2010 annual report.

有關上述之持續關連交易詳情載列於本公司二零一零年年度報告。

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2012 and confirmed that:

本公司之獨立非執行董事已審閱過在二零一二年此等持續關連交易，並確認：

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms or (ii) (where there are not sufficient comparable transactions to judge whether they are on normal commercial terms) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(c) the transactions have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(a) 該等交易是本集團在一般正常業務範圍內訂立；

(b) 該等交易是按照(i)一般商務條款進行或(ii)(如可供比較的交易不足以判斷該等交易的條款是否一般商務條款)則對本公司而言，該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2012 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "**Assurance Engagement Other Than Audits or Reviews of Historical Financial Information**" and with reference to Practice Note 740 "**Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules**" issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the above connected transactions:

就上市規則14A.38而言，本公司的核數師已根據香港會計師公會發佈的香港鑒證業務準則第3000號「**歷史財務資料審核或審閱以外之鑒證工作**」並參考實務説明第740號「**香港上市規則規定的持續關連交易的核數師函件**」，對截至二零一二年十二月三十一日止年度的關連交易執行程序，並對上述關連交易報告如下：

a. nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have not been approved by the Board.

b. for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c. nothing has come to our attention that causes us to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

a. 我們並無注意到任何事項令我們相信該等已披露的持續關連交易未獲本公司董事會批准。

b. 就本集團提供貨品或服務所涉及的交易，我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照本公司的定價政策進行。

c. 我們並無注意到任何事項令我們相信該等交易在所有重大方面未有按照規管該等交易的相關協議進行。

060

d. with respect to the aggregate amount of each of the continuing connected transactions as set out in the appendix to this letter, nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 15 October 2010 made by the Company in respect of each of the disclosed continuing connected transactions.

d. 就本函附錄所載每項持續關連交易的總金額而言，我們並無注意到任何事項令我們相信該等持續關連交易的金額超出本公司於二零一零年十月十五日就每項該等已披露的持續關連交易先前公告的年度上限總額。

In respect of each related party transaction disclosed in note 47 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable).

就各項載於按照國際財務報告準則編製的財務報表附註47的有關連人士交易，本公司確認已遵守上市規則下的有關規定（如適用）。

Save as disclosed above, the related party transactions set out in note 47 to the financial statements prepared in accordance with IFRS do not constitute connected transactions under the Listing Rules.

除上述披露以外，載列於按國際財務報表準則編製的財務報表附註47的有關連人士交易並不屬於上市規則所指之關連交易。

STAFF HOUSING BENEFITS

職工住房補貼

Details of the Group's staff housing benefits are set out in note 39 to the financial statements prepared in accordance with IFRS.

本集團職工住房補貼詳情請參閱本集團根據國際財務報告準則編製之財務報表附註39。

MATERIAL LITIGATION

重大訴訟

As at 31 December 2012, the Company was not involved in any litigation, arbitration or claim of material importance.

截至二零一二年十二月三十一日，本公司無重大訴訟、仲裁或申索。

SIGNIFICANT EVENTS

重大事項

1. On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas) for the establishment of a low-cost airline in Hong Kong. On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited ("**Eastern Air Overseas**", a wholly-owned subsidiary of the Company) entered into a shareholders' agreement with Jetstar International Group Holdings Co., Limited ("**Jetstar International**", a wholly-owned subsidiary of Qantas), pursuant to which Eastern Air Overseas and Jetstar International agreed to establish a Hong Kong-based, Jetstar-branded low-cost carrier. For details, please refer to the announcements of the Company issued in Hong Kong dated 23 March 2012 and 24 August 2012.

2. On 27 April 2012, the Company entered into a purchase agreement with Boeing Company in Shanghai, China regarding the purchase of twenty Boeing B777-300ER aircraft. On the same date, the Company entered into a disposal agreement with Boeing Company regarding the disposal of five Airbus A340-600 aircraft. For details, please see the announcements of the Company issued in Hong Kong dated 27 April 2012 and 28 June 2012 and the circular of the Company dated 14 May 2012.

1. 於二零一二年三月二十三日，本公司與澳航的一家全資附屬公司捷星航空私人有限公司簽署了一份有約束力的諒解備忘錄，在香港合資設立一家低成本航空公司。二零一二年八月二十四日，本公司全資附屬公司東航海外（香港）有限公司（「**東航海外**」）與澳航全資附屬公司Jetstar International Group Holdings Co., Limited（「**捷星國際**」）訂立股東協議，據此，東航海外與捷星國際同意設立以香港為基地、掛牌為捷星的低成本航空公司。詳情請參見本公司在香港刊發的日期為二零一二年三月二十三日和二零一二年八月二十四日的公告。

2. 於二零一二年四月二十七日，本公司與波音公司在中國上海簽訂了《飛機購買協議》，向波音公司購買20架波音B777-300ER飛機。同日，本公司與波音公司簽訂了《飛機出售協議》，向波音公司出售5架空客A340-600飛機。詳情請參見本公司在香港刊發的日期為二零一二年四月二十七日及二零一二年六月二十八日的公告以及日期為二零一二年五月十四日的通函。

3. On 27 April 2012, the resolution on the Company's issuance of super short-term commercial paper was considered and approved by the Board. The Company intended to issue within the PRC the super short-term commercial paper with an aggregate principal amount of not more than RMB10 billion and for a term of not more than 270 days (in multiple tranches on a rolling basis). The proposal was considered and approved at the general meeting of the Company held on 28 June 2012. The Company completed the issuance of the 2012 first tranche of the super short-term commercial paper on 13 September 2012. The issuance amount of such commercial paper was RMB4 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the issuance interest rate was 4.1%. The proceeds from the first tranche of the super short-term commercial paper will be principally used to repay bank loans, improve its financing structure and replenish short-term operational working capital. For details, please see the announcements of the Company issued in Hong Kong dated 27 April 2012, 28 June 2012 and 13 September 2012.

4. On 12 June 2012, the Board considered and approved resolutions concerning the issuance of corporate bonds. The Company intended to issue within the PRC the corporate bonds with a principal amount of not more than RMB8.8 billion (including RMB8.8 billion) and for a term of not more than 10 years (in one tranche or multiple tranches). The proposal was considered and approved at the Shareholders' meeting of the Company held on 28 June 2012. On 13 December 2012, the Company received the "Approval for the Non-public Issuance of Corporate Bonds by China Eastern Airlines Corporation Limited" (關於核准東方航空非公開發行公司債券的批覆) issued by the CSRC. The first tranche of the corporate bonds are 10-year fixed interest rate bonds, with an amount of RMB4.8 billion, issue price of RMB100 each and a coupon interest rate of 5.05%, the issuance of which completed on 20 March 2013. After deducting issuance expenses, the proceeds from the first tranche of the corporate bonds will be used to purchase aircraft. For details, please refer to the announcements of the Company issued in Hong Kong dated 12 June 2012, 28 June 2012, 14 December 2012, 13 March 2013, 18 March 2013 and 20 March 2013.

5. On 25 August 2012, the "H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)" and "Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)" were considered and approved by the Board. On 19 October 2012, the revised "Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)" (the "**Initial Grant Scheme**") was considered and approved by the Board. The Company granted the H shares appreciation rights pursuant to the Initial Grant Scheme on 7 December 2012. For details, please see the announcements of the Company issued in Hong Kong dated 28 August 2012, 19 October 2012, 9 November 2012, 30 November 2012 and 7 December 2012 and the circular of the Company dated 20 October 2012.

3. 於二零一二年四月二十七日，本公司董事會審議通過《關於公司發行超短期融資券的議案》，本公司擬在中國境內分次滾動發行本金總額不超過人民幣100億元、期限不超過270天的超短期融資券。該議案已經二零一二年六月二十八日本公司股東大會審議通過。本公司已於二零一二年九月十三日完成了二零一二年度第一期超短期融資券的發行。本期融資券發行額為人民幣40億元，期限為270天，單位面值為人民幣100元，發行利率為4.1%。本期融資募集資金主要用於償還銀行貸款，改善融資結構，並補充短期經營性流動資金。詳情請參見本公司在香港刊發的日期為二零一二年四月二十七日、二零一二年六月二十八日和二零一二年九月十三日的公告。

4. 於二零一二年六月十二日，董事會審議通過《發行公司債券的議案》，擬在大陸境內一次或分期發行本金金額不超過(含)人民幣88億元、期限最長不超過10年的公司債券。該議案已經二零一二年六月二十八日本公司股東大會審核通過。本公司已於二零一二年十二月十三日收到中國證監會《關於核準東方航空非公開發行公司債券的批覆》。於二零一三年三月二十日，本公司完成了二零一二年公司債券(第一期)的發行工作，本次發行規模為人民幣48億元，發行價格為人民幣100元／張，為10年期固定利率品種，票面利率為5.05%。本期債券募集資金扣除發行費用後，擬全部用於購買飛機。詳情請參見本公司在香港刊發的日期為二零一二年六月十二日、二零一二年六月二十八日、二零一二年十二月十四日、二零一三年三月十三日、二零一三年三月十八日以及二零一三年三月二十日的公告。

5. 於二零一二年八月二十五日，董事會審議通過《中國東方航空股份有限公司H股股票增值權計劃(草案)》、《中國東方航空股份有限公司H股股票增值權首次授予計劃(草案)》。於二零一二年十月十九日，董事會審議通過修改後的H股股票增值權首次授予計劃(草案)(「**首次授予計劃**」)。本公司於二零一二年十二月七日按首次授予計劃授出H股股份增值權。詳情請參見本公司在香港刊發的日期為二零一二年八月二十八日、二零一二年十月十九日、二零一二年十一月九日、二零一二年十一月三十日和二零一二年十二月七日的公告及日期為二零一二年十月二十日的通函。

6. On 30 August 2012, the Board considered and approved the resolution of proposed amendments to the Articles of Association in relation to profit distribution. The resolution was considered and approved at the Shareholders' meeting on 9 November 2012. For details, please refer to the announcements of the Company issued in Hong Kong dated 30 August 2012 and 9 November 2012 and the circular of the Company dated 24 September 2012.

7. On 23 November 2012, the Company entered into a purchase agreement with Airbus SAS in Shanghai, China regarding the purchase of sixty Airbus A320 series aircraft. On the same date, the Company entered into a disposal agreement with Airbus SAS regarding the disposal of eight CRJ aircraft and ten EMB aircraft. For details, please see the announcement of the Company issued in Hong Kong dated 23 November 2012 and the circular of the Company dated 26 November 2012.

6. 於二零一二年八月三十日，董事會審議通過有關建議修改本公司公司章程中有關利潤分配條款的議案，該議案已經二零一二年十一月九日股東大會審議通過。詳情請參見本公司在香港刊發的日期為二零一二年八月三十日和二零一二年十一月九日的公告及日期為二零一二年九月二十四日的通函。

7. 於二零一二年十一月二十三日，本公司與空客公司在中國上海簽訂了《飛機購買協議》，向空客公司購買60架空客A320系列飛機。同日，本公司與空客公司簽訂了《飛機出售協議》，向空客公司出售8架CRJ飛機和10架EMB飛機。詳情請參見本公司在香港刊發的日期為二零一二年十一月二十三日的公告以及日期為二零一二年十一月二十六日的通函。

INDEPENDENT NON-EXECUTIVE DIRECTORS' OPINION

Independent non-executive Directors have performed auditing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles of Association while it has also imposed strict control on the external guarantees provided. As at 31 December 2012, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-corporate bodies and individuals.

獨立非執行董事意見

本公司獨立非執行董事根據中國證監會的有關規定，對本公司對外擔保情況進行了核查，並發表了獨立意見：本公司嚴格按照相關法律法規和公司章程的規定，嚴格控制對外擔保事項，截至二零一二年十二月三十一日本公司及納入合併會計報表的附屬公司不存在為控股股東及其他關聯方、其他非法人單位、個人提供擔保的情況。

AUDITORS

PricewaterhouseCoopers (Certified Public Accountants) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (registered accountants in the PRC) were the Company's international and domestic auditors in 2012, respectively.

核數師

羅兵咸永道會計師事務所(執業會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零一二年度國際及中國核數師。

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
26 March 2013

董事會代表

劉紹勇
董事長

中國，上海
二零一三年三月二十六日

CORPORATE GOVERNANCE
企業管治

CORPORATE GOVERNANCE PRACTICES

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders.

The Board believes that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of a high efficiency.

The Company's corporate governance practices include but are not limited to the following:

Articles of Association, rules of meeting of general meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the aviation safety and environment committee, working regulations of presidents, management regulations of investor relationship, detailed implementation rules for the management of investor relationship, detailed implementation rules for connected transactions, regulations on external guarantee and the interim administrative regulations concerning hedging businesses.

For the year ended 31 December 2012 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company's corporate governance practices during the year ended 31 December 2012 met the requirements under the code provisions in the Code on Corporate Governance Practices (for the period from 1 January 2012 to 31 March 2012) and Corporate Governance Code (for the period from 1 April 2012 to 31 December 2012) set out in Appendix 14 to the Listing Rules (the "**Code**"). In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

– all members of the audit and risk management committee are independent non-executive Directors.

– 13 meetings of the Board were held during the financial year of 2012. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company.

企業管治常規

本公司已經建立了比較規範、穩健的企業管治架構，並注重遵循透明、問責，維護全體股東權益的公司管治原則。

董事會相信，良好的企業管治對本公司運營發展十分重要。董事會定期檢討公司治理常規，以確保本公司的運行符合法律、法規及上市地監管規定，不斷致力於實現高效的公司管治。

本公司的企業管治常規守則包括但不限於以下文件：

公司章程、股東大會議事規則、董事會議事規則、監事會議事規則、獨立董事工作制度、關聯交易管理制度以及審計和風險管理委員會章程、規劃發展委員會章程、提名與薪酬委員會工作細則、航空安全與環境委員會工作細則、總經理工作制度、投資者關係管理制度、投資者關係管理工作實施細則、關聯交易實施細則、對外擔保制度、套期保值業務管理(暫行)規定等。

截至二零一二年十二月三十一日及截至本年報公佈之日，董事會已檢討過本公司採納的企業管治守則文件下的有關規定和本公司實務情況認為：截至二零一二年十二月三十一日止，本公司的企業管治水平達到上市規則附錄十四《企業管治常規守則》(於二零一二年一月一日至二零一二年三月三十一日期間)，及《企業管治守則》(「《**守則**》」)(於二零一二年四月一日至二零一二年十二月三十一日期間)所載的守則條文的要求。在某些方面，本公司採納的企業管治守則比《守則》列載的條文更為嚴格。下面就主要方面列出比《守則》所載的條文更為嚴格的地方。

比《守則》所載的條文更為嚴格的主要方面：

– 審計和風險管理委員會的成員全部是獨立非執行董事。

– 在二零一二年財政年度內舉行董事會的次數為13次。董事會負責本公司的領導及監控工作，各董事透過指揮及監督本公司事務，集體對本公司的事務負責。

064

DIRECTORS

As at 31 December 2012, the Board consists of eleven Directors, including four independent non-executive Directors. At the Company's 2011 annual general meeting held on 28 June 2012, the Shareholders approved the appointment of Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tang Bing as Directors of the sixth session of the Board. All Directors shall retire in the third annual general meeting following their appointment, but are eligible for re-election. Names, personal particulars and conditions of appointment of the Directors are set out in page 38 of this report.

Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles of Association have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.

董事

截至二零一二年十二月三十一日本公司董事會11名董事組成，其中4名為獨立非執行董事。於二零一二年六月二十八日舉行的二零一一年度股東大會，本公司股東批准徐昭先生、顧佳丹先生、唐兵先生擔任本公司第六屆董事會董事。所有董事必須在委任後第三個年度股東大會上退任，但是應有資格再度參選。各董事的姓名、個人資料及任職情況載於本報告書第38頁。

本公司的獨立非執行董事具備專業的知識和經驗。他們能充分發揮監察和平衡的重要作用，保障股東和本公司的整體利益。董事會認為他們能有效地作出獨立判斷，符合上市規則第3.13條列載的評估獨立性的指引。根據《上市規則》第3.13條，本公司已經收到每名獨立非執行董事就其獨立性而作出的年度確認函。所有董事(包括獨立非執行董事)的任期為3年，正式委任書及公司章程對他們的任命列明瞭有關的期限和條件。本公司董事、監事、高級管理人員之間，除工作關係之外，在財務、業務、家屬等方面概無任何關係。

POWERS OF THE BOARD

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises a number of powers retained by the Board, including the following:

- responsibility for convening general meetings and reporting to Shareholders on its work in such meeting;
- implementing resolutions passed in general meetings;
- deciding on the operating plan and investment proposals of the Company;
- formulating the annual preliminary and final budget proposals;
- formulating the Company's profit distribution proposal and the proposal to offset losses;
- formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- drawing up proposals for the Company's merger, demerger and dissolution;
- deciding on the Company's internal management structure;
- employing or dismissing the Company's President and Board Secretary; appointment or dismissal of the Vice President and Chief Financial Officer of the Company on the nomination of the President, and the determination of their remuneration;

董事會的權力

董事會定期檢討各營業部門議定的預算及與業務目標有關的業績表現，並行使多項保留權力，包括：

- 負責召集股東大會，並向股東大會報告工作；
- 執行股東大會的決議；
- 決定本公司的經營計劃和投資方案；
- 制定本公司的年度財務預算方案、決算方案；
- 制定本公司的利潤分配方案和彌補虧損方案；
- 制定本公司增加或減少註冊資本的方案以及發行公司債券的方案；
- 擬定本公司合併、分立、解散的方案；
- 決定本公司內部管理機構的設置；
- 聘任或者解聘本公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘本公司副總經理和財務總監，決定其報酬事項；

- formulating the basic management systems of the Company;
- formulating proposals to amend the Articles of Association;
- discharging any other powers and functions granted in general meeting.

The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the Chief Executive Officer. The Articles of Association specify the duties and authorities of the Board and management. The Board periodically reviews the duties and functions of the Chief Executive Officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the Chairman and the Chief Executive Officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the Chief Executive Officer is Mr. Ma Xulun, a Director and the President of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties.

The Board continued to made strenuous efforts to establish and improve the Company's corporate governance policies, apart from the formulation of corporate governance policies such as Rules of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company also drew up the Information Disclosure Management System, Management Regulations of Connected Transactions and Management Regulations of External Guarantees for specific operations.

During the Reporting Period, in order to strengthen the work related to registration and management of insiders of the Company, the Board considered and approved the Registration and Management Regulation of Insiders in January 2012. On 30 August 2012, pursuant to the new requirements in respect of strengthening the risk management of financial derivative businesses of the Company, the Board considered and amended the Risk Management Manual of Derivative Business (衍生業務風險管理手冊) in a timely manner. In addition, with a view to enhance the basic management of the Company and strengthen system building, the Company streamlined the relevant constitutional documents and policies considered and approved by the Board and amended and supplemented certain policies which are incompatible with the Company's development requirement, based on the new changes of regulatory requirements and the actual conditions of the production and operation of the Company, and repealed the "Rules on Operating Procedures for Aircraft Purchase and Leasing (購置和租賃飛機的操作流程的規定)", "Provisional Regulations on Approval Process of Investment Decisions and Disposals of Asset (投資決策和資產處置審批程序暫行規定)" and "China Eastern Administrative Rules on External Investment (東航股份對外投資管理規定) (28 October 2005 edition)". Based on the Company's need to issue debt securities, the Board considered and approved the Management Regulation of the Information Disclosure in the Interbank Bond Market on 30 October 2012. Meanwhile, in order to strengthen the Company's risk management of specific connected transaction, the Board considered and approved the "Risk Control Regulation of the Connected Transaction with Eastern Air Group Finance Co., Ltd. (與東航集團財務有限責任公司關聯交易的風險控制制度)".

— 制定本公司的基本管理制度；
— 制定本公司章程修改方案；
— 股東大會授予的其他職權。

董事會及相關專業委員會對財務數據的完整性以及本集團內部監控制度及風險管理的效能負責。董事會亦負責編製本公司財務報表。本公司業務目標及日常業務運作的責任則交由行政總裁承擔。公司章程具體列載了董事會和經理層的職責權限。董事會定期檢討行政總裁的職能及賦予行政總裁的權力，以確保此安排仍然適當。為確保權力和授權分佈均衡，主席與行政總裁的角色已清楚區分。本公司現任主席是劉紹勇先生。行政總裁由馬須倫先生(本公司董事及總經理)擔任，另有多名高級行政人員各自負責本公司個別業務的日常管理工作。

本公司董事會一直致力於建立和持續完善本公司的企業管治政策，除制定包括《股東大會議事規則》、《董事會議事規則》、《總經理工作制度》和《獨立董事工作制度》等在內的公司治理政策外，還針對具體業務制定了《信息披露事務管理制度》、《關聯交易管理制度》、《對外擔保管理制度》等。

報告期內，為進一步做好對本公司內幕信息知情人的登記管理工作，二零一二年一月董事會審議通過了《內幕信息知情人登記管理制度》。二零一二年八月三十日，根據公司加强金融衍生業務風險管理的最新要求，董事會及時審議修訂了《衍生業務風險管理手冊》；另外，為提升公司基礎管理，加强制度建設，本公司對董事會審議通過的相關規章制度進行了梳理，並根據監管要求的最新變化及本公司生產經營的實際情況對部分不適應本公司發展要求的制度進行了修訂及補充，廢止了本公司《購置和租賃飛機的操作流程的規定》、《投資決策和資產處置審批程序暫行規定》和《東航股份對外投資管理規定》(二零零五年十月二十八日版)。根據本公司發行債券的需要，董事會於二零一二年十月三十日審議通過了《銀行間債券市場信息披露事務管理制度》。同時，為進一步加强本公司對專項關聯交易的風險管理，董事會於二零一二年十月三十日審議通過了《與東航集團財務有限責任公司關聯交易的風險控制制度》。

066

GENERAL MEETINGS

The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedure for proposing resolutions at general meetings are as follows:

According to the relevant requirements of the Articles of Association and rules of meeting of general meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows:

- Shareholder(s) either individually or jointly holding over 10% of the Company's shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles of Association, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request.
- If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company's shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing.
- If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained.
- If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company's shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves.

Pursuant to the relevant requirements of the Articles of Association and rules of meeting of general meetings of the Company, Shareholders have the right to inspect or make copies of the Articles of Association, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board secretariat of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company's legal interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, Shareholders may make proposal to the People's Court to request the Company to provide inspection of the accounting books of the Company.

股東大會情況

本公司股東召集臨時股東大會、向董事會提出查詢的程序以及在股東大會上提出議案的程序的規定如下：

根據本公司的《公司章程》及《股東大會議事規則》的相關規定，股東可以自行召集股東大會，主要規則如下：

- 獨立或者合計持有本公司10%以上股份的股東有權向董事會請求召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和公司章程的規定，在收到請求後10日內提出同意或不同意召開臨時股東大會的書面反饋意見。
- 董事會不同意召開臨時股東大會，或者在收到請求後10日內未作出反饋的，單獨或者合計持有本公司10%以上股份的股東有權向監事會提議召開臨時股東大會，並應當以書面形式向監事會提出請求。
- 監事會同意召開臨時股東大會的，應在收到請求5日內發出召開股東大會的通知，通知中對原請求的變更，應當徵得相關股東的同意。
- 監事會未在規定期限內發出股東大會通知的，視為監事會不召集和主持股東大會，連續90日以上單獨或者合計持有本公司10%以上股份的股東可以自行召集和主持。

根據本公司《公司章程》及公司《股東大會議事規則》的相關規定，股東有權查閱、複製公司章程、股東會會議記錄、董事會會議決議、監事會會議決議和財務會計報告。股東可以向本公司提出要求查閱本公司會計賬簿。股東要求查閱本公司會計賬簿的，應當向本公司董事會秘書室提出書面請求，說明目的。本公司有合理根據認為股東查閱會計賬簿有不正當目的，可能損害本公司合法利益的，可以拒絕提供查閱，並應當自股東提出書面請求之日起十五日內書面答覆股東並說明理由。本公司拒絕提供查閱的，股東可以請求人民法院要求本公司提供查閱。

Pursuant to the relevant requirements of the Articles of Association and rules of meeting of general meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows:

– Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders at least 14 days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

– The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

根據本公司《公司章程》及公司《股東大會議事規則》的相關規定，股東在股東大會上提出議案的程序為：

– 單獨或者合計持有本公司發行在外有表決權股份總數百分之三以上股份的股東，可以在股東大會召開前提出臨時提案並書面提交召集人。但受限於《香港聯合交易所有限公司證券上市規則》規定，本公司須在股東大會召開日前至少提前14日向股東寄發關於新的臨時提案的補充通函及相關材料，因此提案人提出新的臨時提案的時間不應晚於該等向股東寄發補充通函的時限，且應考慮並給予本公司合理的時間準備並寄發補充通函。

– 本公司董事會應對前款提案進行審查，提案中屬於股東大會職權範圍內事項的，應列入該次會議議程。召集人應當在收到提案後儘快發出股東大會補充通知，公告臨時提案的內容。董事會認為提案內容不屬於股東大會職權範圍的，應當在該次股東大會上進行解釋和說明，並將提案內容和董事會說明在股東大會結束後與股東大會決議一併公告。

- the Board shall review the proposed resolutions in accordance with the following principles:

  (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles of Association shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting.

  (2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.

Please refer to the section headed "Corporate Governance – Investor Relations" of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

- 董事會按以下原則對提案進行審核：

  (一) 關聯性。董事會對股東提案進行審核，對於股東提案涉及事項與公司有直接關係，並且不超出法律、法規和《公司章程》規定的股東大會職權範圍的，應提交股東大會討論。對於不符合上述要求的，不提交股東大會討論。

  (二) 程序性。董事會可以對股東提案涉及的程序性問題做出決定。如將提案進行分拆或合併表決，需徵得原提案人同意；原提案人不同意變更的，股東大會會議主持人可就程序性問題提請股東大會做出決定，並按照股東大會決定的程序進行討論。

股東查閱相關資料及提出臨時提案的聯繫方式請參見本報告標題為「企業管治－與投資者關係」一節。

The Company held two general meetings in 2012, details of which are set out as follows:

二零一二年，本公司共召開了2次股東大會，主要情況如下：

The 2011 annual general meeting of the Company was held on 28 June 2012 at the Meeting Centre, Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC. For details, please refer to the Company's announcement dated 28 June 2012.

本公司於二零一二年六月二十八日在中國上海虹橋路2550號上海國際機場賓館會議中心舉行二零一一股東周年大會，詳情請見本公司日期為二零一二年六月二十八日的公告。

The 2012 first extraordinary general meeting of the Company was held on 9 November 2012 at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC. For details, please refer to the Company's announcement dated 9 November 2012.

本公司於二零一二年十一月九日在中國上海虹橋路2550號上海國際機場賓館舉行二零一二年第一次臨時股東大會，詳情請見本公司日期為二零一二年十一月九日的公告。

Attendance of Directors at general meetings of the Company was as follows:

各位董事出席股東大會會議的出席率如下：

Directors 董事	Attendance/Eligibility of Meetings 出席次數／應出席次數	Attendance rate 出席率
Liu Shaoyong 劉紹勇	1/2	50%
Ma Xulun 馬須倫	2/2	100%
Xu Zhao 徐昭	2/2	100%
Gu Jiadan 顧佳丹	1/2	50%
Li Yangmin 李養民	2/2	100%
Tang Bing 唐兵	1/2	50%
Luo Zhuping 羅祝平	2/2	100%
Sandy Ke-Yaw Liu 劉克涯	2/2	100%
Wu Xiaogen 吳曉根	2/2	100%
Ji Weidong 季衛東	2/2	100%
Shao Ruiqing 邵瑞慶	2/2	100%

070

MEETING OF THE BOARD

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a specialised organisation, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of the announcement of this annual report, the Board had 4 committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary drafts the minutes of meetings for these committees, and the committees report to the Board.

董事會會議

主席負責領導董事會，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。議程連同附隨的董事會的文件盡可能在董事會會議或其專業委員會會議進行前至少三天傳閱。主席亦有責任確保所有董事就董事會會議上的事項獲適當的簡介。主席確保各董事獲得準確、及時及清楚的資料。通過董事就職時的培訓，持續參與董事會及其專業委員會會議以及通過與總部及各部門主要人員會面，鼓勵各董事不斷更新其技術、知識及對本集團的認識。

本公司設立了董事會專門辦事機構即董事會秘書室，所有董事均可享用公司秘書的服務，公司秘書定期讓董事會知悉有關管治及監管事宜的最新資料。董事可為履行職責而通過主席尋求獨立專業意見，費用由本公司支付。各專業委員會亦可尋求專業意見。董事會會議由公司秘書負責記錄，這些會議記錄連同任何有關的董事會會議檔，均向所有董事會成員提供。董事會會議的設立，旨在鼓勵董事作公開和坦誠的討論。

為確保良好的企業管治，截至本年報公佈之日董事會已成立4個小組委員會：審計和風險管理委員會、提名與薪酬委員會、規劃發展委員會及航空安全與環境委員會，並按照《守則》所訂的原則制定其職權範圍。公司秘書為這些委員會撰寫會議記錄，而委員會向董事會匯報工作。

The Board held 13 meetings in 2012. Details of attendance of each Director at the Board meetings were as follows:

董事會於二零一二年召開了13次會議。下表顯示各董事出席董事會之詳情：

Directors 董事	Attendance/Eligibility of Meetings 出席次數／應出席次數	Attendance rate 出席率
Liu Shaoyong 劉紹勇	13/13	100%
Ma Xulun 馬須倫	13/13	100%
Xu Zhao 徐昭	7/7	100%
Gu Jiadan 顧佳丹	7/7	100%
Li Yangmin 李養民	13/13	100%
Tang Bing 唐兵	7/7	100%
Luo Zhuping 羅祝平	13/13	100%
Sandy Ke-Yaw Liu 劉克涯	13/13	100%
Wu Xiaogen 吳曉根	13/13	100%
Ji Weidong 季衛東	13/13	100%
Shao Ruiqing 邵瑞慶	13/13	100%

Note: Each Director attended the respective Board meetings in person.

附註：各董事均親身出席相關董事會會議。

DIRECTORS' INTERESTS

All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed as having been entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

董事權益

所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘本公司董事會在討論任何動議或交易時認為董事在當中存在利益衝突，該董事須申報利益及放棄投票，並在適當情況下避席。本公司根據適用的指引於每個報告期間要求董事確認他們或其聯繫人與本公司或其附屬公司進行的任何有關聯的交易。經確認的重大有關聯人士交易，均已在本年報按國際財務報告準則編製之財務報表附註內披露。

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment.

All the Directors and the Supervisors have confirmed that they have complied with the Model Code in 2012.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company.

In addition, pursuant to the requirements of the Rules Governing the Listing of Stock on Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them.

All the employees who may have inside information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

DIRECTORS' RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditor's Report of the Company's auditors in respect of the financial statements is set out on page 88 to page 89 of this annual report.

董事進行之證券交易

本公司已採納上市規則附錄十的《標準守則》為本公司的董事證券交易守則。本公司各董事及監事於獲委任時均獲發一份《標準守則》。

本公司所有董事及監事於二零一二年確認已遵守《標準守則》。

本公司亦採納上市規則附錄十四的有關規定，根據公司自身情況並結合上市規則附錄十《標準守則》的規定制訂了《公司員工進行證券交易的行為守則》，該守則同樣適用於本公司監事和高級管理人員買賣本公司股票的行為。

另外，根據上海證券交易所《股票上市規則》的規定，本公司董事、監事和高級管理人員每年轉讓的本公司股份不得超過其持有的本公司股份總數的25%，並且在賣出之後六個月內不得再行買入本公司股份，買入之後六個月內不得再行賣出本公司股份。另外在離任後六個月內，也不得轉讓所持有的本公司的股份。

所有特定僱員若可能擁有關於本集團的尚未公開的內幕消息，亦須符合《標準守則》。本公司於本報告期內並未發現任何違規事件。

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司核數師就財務報表所作之核數師報告列載於本年報第88至89頁。

TRAINING OF DIRECTORS

董事培訓

Content of development of skills and training 發展技能和培訓相關內容	Directors participated 參加董事
Participated in training on amendments to the Listing Rules and Corporate Governance Codes in February 2012	Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing, Luo Zhuping, Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing
於二零一二年二月，參加上市規則及《企業管治守則》的修訂內容的培訓	劉紹勇、馬須倫、徐昭、顧佳丹、李養民、唐兵、羅祝平、劉克涯、吳曉根、季衛東、邵瑞慶
On-site training conducted by Hong Kong securities partners of Baker & McKenzie regarding amendments to the Listing Rules and case study thereof in April 2012	Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing, Luo Zhuping, Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing
於二零一二年四月，貝克·麥堅時律師事務所香港證券事務合夥人就上市規則的修訂和相關案例進行現場培訓	劉紹勇、馬須倫、徐昭、顧佳丹、李養民、唐兵、羅祝平、劉克涯、吳曉根、季衛東、邵瑞慶
Lecture on the basic concept and typical case study of the anti-corruption laws of the United States by US securities partners of Baker & McKenzie in April 2012	Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing, Luo Zhuping, Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing
於二零一二年四月，貝克·麥堅時律師事務所美國證券事務合夥人講授美國反腐敗法規的基本概念和典型案例	劉紹勇、馬須倫、徐昭、顧佳丹、李養民、唐兵、羅祝平、劉克涯、吳曉根、季衛東、邵瑞慶
Participated in 4-day training on independent directors qualification organized by the Shanghai Stock Exchange, covering a total of 7 areas of operation framework and information disclosure of a listed company, in April 2012	Luo Zhuping
於二零一二年四月，參加上海證券交易所舉辦的為期4天的獨立董事資格培訓，共涉及上市公司運作框架與信息披露等7門課程	羅祝平
Provided the book "Corporate Governance – An Obstacle Impossible to Overcome for Entrepreneur (公司治理——道企業家邁不過的坎)" to all the Directors, Supervisors and members of the senior management for study in June 2012	Liu Shaoyong, Ma Xulun, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing, Luo Zhuping, Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing
於二零一二年六月，本公司提供《公司治理——道企業家邁不過的坎》一書供本公司全體董事、監事及高級管理人員學習	劉紹勇、馬須倫、徐昭、顧佳丹、李養民、唐兵、羅祝平、劉克涯、吳曉根、季衛東、邵瑞慶
Participated in training for directors and supervisors organized by the Association of Shanghai Listed Companies in September 2012	Xu Zhao, Gu Jiadan
於二零一二年九月，參加上海上市公司協會舉辦的董事、監事培訓	徐昭、顧佳丹
Participated in training for directors and supervisors organized by the Association of Shanghai Listed Companies in December 2012	Luo Zhuping
於二零一二年十二月，參加上海上市公司協會舉辦的董事、監事培訓	羅祝平

The board secretariat of the Company is responsible to arrange and review the training and continuous professional development of the Directors and the members of the senior management of the Company.

本公司董事會秘書室負責安排和查對董事和高級管理人員的培訓及持續專業發展。

074

AUDIT AND RISK MANAGEMENT COMMITTEE

As at 31 December 2012, the Audit and Risk Management Committee of the Company comprises Mr. Shao Ruiqing, Mr. Wu Xiaogen and Mr. Ji Weidong, all of whom are independent non-executive Directors. Mr. Shao Ruiqing, the chairman of the committee, possesses professional qualifications in accounting.

The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control policy for material decision, significant events and major business, and overseeing their implementation.

(1) INTERNAL CONTROL

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically review the effectiveness of the internal control system of the Company through the Audit and Risk Management Committee. The internal control system is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorised use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialised committees and senior management.

(2) INTERNAL AUDIT

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

審計和風險管理委員會

截至二零一二年十二月三十一日，本公司審計和風險管理委員會由邵瑞慶先生、吳曉根先生和季衛東先生組成，三位均為獨立非執行董事，其中邵瑞慶先生為委員會主席並擁有專業的會計資格。

審計和風險管理委員會是董事會下設的專業委員會，主要職責是檢查及監督本公司的財務報告及內部控制，檢查、評估本公司整體風險管理，特別是重大決策、重大事件和重要業務的風險管理及風險控制制度，並監督實施。

(一)內部監控

內部監控制度

董事會須對本公司／本集團的內部監控制度負整體責任，並通過審計和風險管理委員會定期檢討該制度是否有效。本公司的內部監控制度對風險管理發揮關鍵的作用，而風險管理對於能否達到營運目標非常重要。訂立內部監控程序是為保障資產以防未經授權使用或處理資產；確保適當的會計記錄得以保存；並且提供可靠的財務數據供內部使用或對外發放。但監控程序旨在合理(但非絕對)保證並無重大失實陳述、損失或舞弊。本公司內部監控程序是按相關法律條例、附屬法例和規章編寫。

本公司每年均對內部監控系統進行效益檢討，內容包括財務、營運、遵守法規及風險管理之監控。有關結果已向審計和風險管理委員會及董事會報告。

董事會確認本公司已具有辨認、管理及報告對達到其策略性目標所面對的重大風險的系統和程序。董事會持續監察風險，並獲得各專業委員會及高層管理人員的支持。

(二)內部審核

本公司的內部審計部負責對內部監控系統是否足夠及其成效進行獨立審核。審核計劃乃以風險評估方法編製並每年經由審計和風險管理委員會商討及議定。除議定的年度工作外，該部門亦需要進行其他專項的審核工作。

The Group's internal audit department primarily reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, Chief Financial Officer, the management of the department being audited and related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.

本集團內部審計部的主要報告流程是向總經理報告，亦可直接向審計和風險管理委員會主席報告。所有內部審核報告均送交董事會主席、總經理、財務總監、被審核部門及相關部門的管理層。每次審核主要結果亦與審計和風險管理委員會討論。本公司董事會及審計和風險管理委員會積極監察內部審核部門提交的調查結果的數目和嚴重性，以及相關的部門採取的糾正行動。

(3) RISK MANAGEMENT

(三)風險管理

The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation.

本公司審計和風險管理委員會負責檢查、評估本公司整體風險管理，並監督實施；檢查、評估本公司在開展航油、外匯、利率套期保值業務中的風險管理及風險控制制度及工作，並監督實施。

The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group.

本公司內部審計部門承擔了相關的風險管理職責，定期向審計和風險管理委員會報告工作，負責協調在整個集團內適當地實施營運風險管理程序。

The Audit and Risk Management Committee held eight meetings in 2012. In each meeting, senior management and external and internal auditors were invited to attend. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Group's first quarterly results, interim results and third quarterly results for 2012 and the final results for 2012 had been discussed in the Audit and Risk Management Committee's meetings before they were submitted to the Board for approval.

審計和風險管理委員會在二零一二年共召開8次會議，每次會議均邀請高層管理人員、外聘審計師及內部審計人員出席。審計和風險管理委員會就外聘審計師和內部審計人員的報告結果、本集團採納之會計原則與常規、內部監控、是否符合上市規則的規定進行審核，對審核、內部監控、風險管理及財務報表事宜進行檢討，本集團的二零一二年第一季度、半年、第三季度及二零一二全年業績經審計和風險管理委員會開會討論後才建議交由董事會通過。

Attendance of members of the Audit and Risk Management Committee meetings is as follows:

各委員出席審計和風險管理委員會會議的委員出席情況如下：

Members **委員**	**Attendance/ Eligibility of Meetings** **出席次數／應出席次數**	**Attendance rate** **出席率**
Shao Ruiqing 邵瑞慶	8/8	100%
Wu Xiaogen 吳曉根	8/8	100%
Ji Weidong 季衛東	8/8	100%

Note: All members of Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person.

附註：審計和風險管理委員會各委員均親身出席相關審計和風險管理委員會會議。

Additionally, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and US reporting requirements in 2012, including guiding and overseeing the development of internal controls, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company's compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company's compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act.

除此之外，審計和風險管理委員會亦於二零一二年進行其他符合中國內地和美國報告規定的工作，其中包括指導和監督內部控制建設，聽取並審定全面風險工作計劃，結合相關監管機構的要求全面推進風險管理工作；以及《薩班斯－奧克斯萊(Sarbanes-Oxley)法案》方面的遵規情況；及審議管理層為本公司遵守《薩班斯－奧克斯萊法案》的內部監控規定(第404條)而開展的包括管理層評估在內的各項工作。

The articles of association of the Audit and Risk Management Committee is posted on the website of the Company and the website of the Hong Kong Stock Exchange.

審計和風險管理委員會章程載於本公司網址及香港聯交所網址。

EXTERNAL AUDITORS

外聘審計師

For the Reporting Period, the annual audit fees payable to the external auditors (both international and domestic auditors) is estimated to be RMB12.88 million for the regular annual audit of the Group's 2012 financial statements prepared under IFRS and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F filing. A service fee of RMB1.5 million is also payable to the external auditors for approved non-audit services rendered during the Reporting Period. The auditors' remuneration shall be approved by the Audit and Risk Management Committee and the Board.

在本報告期內，為審計有關本集團按照國際財務報告準則和中國會計準則編製之二零一二年度財務報表及美國20F表格文件的當年費用而應付外聘審計師(包括國外審計師及國內審計師)的費用預計為人民幣12.88百萬元，為於報告期內進行的已獲批准的其他非審計服務而應付於外聘審計的費用為人民幣1.5百萬元。審計師的酬勞需經審計和風險管理委員會及董事會批准。

The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit service and related fees and was satisfied that the non-audit service (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

審計和風險管理委員會已經簡要瞭解非審計服務範圍及有關費用，並滿意該非審計服務(在服務性質和相對於常年審計費用的非經常審計服務的費用總額而言)沒有影響到會計師事務所的獨立性。

PLANNING AND DEVELOPMENT COMMITTEE

規劃發展委員會

As of 31 December 2012, the Planning and Development Committee of the Company comprises three members: Mr. Li Yangmin, Mr. Luo Zhuping and Mr. Shao Ruiqing, all of whom are Directors. Mr. Li Yangmin, a Director, is the chairman of the committee.

截至二零一二年十二月三十一日，本公司規劃發展委員會由李養民先生、羅祝平先生和邵瑞慶先生三位董事組成，其中董事李養民先生為委員會主席。

The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are:

- to consider the annual operational goals of the Company and make recommendations to the Board;
- to consider the annual investment proposal of the Company and make recommendations to the Board;

規劃發展委員會是董事會下設的專業委員會，負責對本公司長期發展規劃和重大投資決策進行研究、審議、提出方案或建議並監督實施，主要職責如下：

- 審議本公司年度經營目標，並向董事會提出建議；
- 審議本公司年度投資方案，並向董事會提出建議；

- to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board;
- to consider the development plan of the Company and make recommendations to the Board;
- to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board;
- to study other major events which may have influence on the development of the Company and make recommendations in connection with the same;
- to oversee the implementation of the above matters and conduct inspection of the same;
- to consider other matters as authorized by the Board and oversee their implementation.

- 審議本公司年度投資方案外的重大投資事項，並向董事會提出建議；
- 審議本公司發展規劃，並向董事會提出建議；
- 研究和審議本公司機隊發展計劃和購機計劃，並向董事會提交獨立報告；
- 對其他影響本公司發展的重大事項進行研究並提出建議；
- 監督以上事項的執行情況，並對以上事項的實施進行檢查；
- 審議董事會授權的其他事項，並監督實施。

Attendance of members of the Planning and Development Committee meetings is as follows:

各委員出席規劃發展委員會會議的出席情況如下：

Members 委員	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance rate 出席率
Li Yangmin 李養民	7/7	100%
Luo Zhuping 羅祝平	7/7	100%
Shao Ruiqing 邵瑞慶	7/7	100%

Note: All members of Planning and Development Committee attended the respective Planning and Development Committee meetings in person.

附註：規劃發展委員會各委員均親身出席相關規劃發展委員會會議。

The Detailed Working Rules for the Planning and Development Committee are posted on the website of the Company.

規劃發展委員會工作細則載於本公司網址。

NOMINATIONS AND REMUNERATION COMMITTEE

The Nominations and Remuneration Committee of the Board comprises three members: Liu Shaoyong, Sandy Ke-Yaw Liu and Ji Weidong. Liu Shaoyong is the chairman of the committee (Note), while both Sandy Ke-Yaw Liu and Ji Weidong are independent non-executive Directors.

Note: With effect from 1 April 2012, when considering and approving nomination related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Sandy Ke-Yaw Liu or Mr. Ji Weidong.

The main duties of the Nominations and Remuneration Committee of the Board are:

- to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company's equity structure;
- to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board;
- to conduct wide-ranging searches for qualified candidates to become Directors and members of the management personnel;
- to examine the candidates for the positions of Director and manager and make recommendations in connection with the same;
- to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same;
- to study and review the policies and plans for remuneration of the Directors and senior management personnel;
- to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;
- to evaluate the performance of the Directors and senior management personnel based on the Company's actual business circumstances, and make recommendations in connection with the same;
- to be responsible for monitoring the implementation of the Company's remuneration system;
- other matters delegated by the Board.

The Nominations and Remuneration Committee is responsible to make recommendations to the Board on the remuneration packages of individual executive Directors and the members of the Senior Management.

提名與薪酬委員會

董事會提名與薪酬委員會共由3名成員組成，分別為劉紹勇、劉克涯、季衛東，其中劉紹勇為委員會主席(附註)，劉克涯和季衛東均為獨立非執行董事。

附註：從二零一二年四月一日起，凡審議通過有關提名事宜，提名與薪酬委員會將由劉紹勇先生出任主席；凡審議通過有關薪酬事宜，提名與薪酬委員會將由劉克涯先生或季衛東先生出任主席。

董事會提名與薪酬委員會的主要職責包括：

- 根據《公司法》的相關規定，結合本公司股權結構的特點等具體情況對董事會的規模和構成向董事會提出建議；
- 研究董事、經理人員的選擇標準和程序，並向董事會提出建議；
- 廣泛搜尋合格的董事和經理人員的人選；
- 對董事候選人和經理人選進行審查並提出建議；
- 對須提請董事會聘任的其他高級管理人員進行審查並提出建議；
- 研究和審查董事、高級管理人員的薪酬政策和方案；
- 研究董事、高級管理人員的考核標準，進行考核並提出建議；
- 根據本公司的實際經營情況，對董事、高級管理人員進行績效考評並提出建議；
- 負責對本公司薪酬制度的執行情況進行監督；
- 董事會授權的其他事宜。

提名與薪酬委員會負責向董事會建議個別執行董事及高級管理人員的薪酬待遇。

In 2012, under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company pursuant to the requirements of the "Detailed Working Rules for the Nominations and Remuneration Committee of the Board of Directors". Major tasks completed by the Nominations and Remuneration Committee in 2012 were as follows:

二零一二年，提名與薪酬委員會在董事會的領導下，根據《董事會提名與薪酬委員會工作細則》的要求，為規範本公司董事和高級管理人員的選任，建立和健全本公司董事、高級管理人員的激勵與考核機制，促進本公司長遠目標的實現，委員會全體委員勤勉履職，二零一二年完成了以下主要工作：

1) Standardizing the election of Directors and members of senior management and nominating candidates to become Directors and members of senior management to the Board

In 2012, pursuant to the relevant requirements of the Detailed Working Rules for the Nominations and Remuneration Committee of the Board of Directors, the Nominations and Remuneration Committee, after review and study, nominated Mr. Tang Bing to the Board as a candidate for Director of the sixth session of the Board. Also, according to the actual work needs of the Company, the Nominations and Remuneration Committee, after review and study, nominated Mr. Wang Jian to the Board as a candidate for Board Secretary and Company Secretary of the Company.

1) 規範董事和高級管理人員選任，向董事會提名董事和高級管理人員人選

二零一二年期間，提名與薪酬委員會根據公司《董事會提名與薪酬委員會工作細則》的相關規定，經過考察和研究，向本公司董事會提名唐兵同志為本公司第六屆董事會董事人選。同時，根據本公司實際工作需要，提名與薪酬委員會經過考察和研究，向董事會提名汪健同志為本公司董事會秘書及公司秘書人選。

2) Guiding and considering the share incentive plan of the Company

In order to establish a long-term incentive mechanism which is closely linked to the results and the long-term strategy of the Company, as well as optimize the overall remuneration structure and system of the senior management personnel and key management personnel of the Company, the Nominations and Remuneration Committee held three meetings in 2012 to listen to the specific presentation on the share incentive plan of the Company, and actively studied and considered the share incentive plan in a timely manner. With the coordination and efforts in the earlier stages, the plan was officially approved by SASAC in October 2012. The resolution was approved by a majority vote at the Company's general meeting held on 9 November 2012 and the initial grant was completed on 30 November 2012.

2) 指導並審議本公司股權激勵方案

為建立本公司業績和長期戰略緊密掛鈎的長期激勵機制，完善本公司高級管理人員及關鍵管理崗位人員的整體薪酬結構體系，二零一二年提名與薪酬委員會先後3次聽取了公司股權激勵方案的專題匯報，積極研究並適時審議股權激勵方案。經過前期的協調努力，該方案於二零一二年十月份獲得國務院國資委的正式批覆，十一月九日於本公司股東大會審議獲得高票通過，十一月三十日完成了首次授予工作。

3) Revising and considering the Detailed Working Rules for the Nominations and Remuneration Committee

According to the requirements of the new amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in 2012, the Nominations and Remuneration Committee revised and considered the Detailed Working Rules for the Nominations and Remuneration Committee based on its actual working conditions.

3) 修訂並審議《提名與薪酬委員會工作細則》

根據二零一二年《香港聯合交易所有限公司證券上市規則》最新修訂的要求，提名與薪酬委員會結合工作實際，修訂並審議《提名與薪酬委員會工作細則》

4) Considering the remuneration of the Directors and members of senior management for year 2011

The members of the Nominations and Remuneration Committee seriously reviewed the remuneration of the Company's paid Directors and members of senior management for year 2011 and have requested the Company to make disclosure in its 2011 annual report in accordance with the relevant requirements.

According to the Detailed Working Rules for the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and management personnel is as follows:

(1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon;

(2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market;

(3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document;

(4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination;

(5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers;

(6) before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board;

(7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board.

4) 審議二零一一年度董事和高級管理人員的薪酬情況

提名與薪酬委員會委員認真審核了在公司領薪的董事和高級管理人員二零一一年度的薪酬情況，並要求本公司按相關規則在公司二零一一年度報告中進行披露。

根據本公司《董事會提名與薪酬委員會工作細則》董事、經理人員的選任程序：

(一) 提名與薪酬委員會應積極與公司有關部門進行交流，研究本公司對董事、經理人員的需求情況，並形成書面材料；

(二) 提名與薪酬委員會可在本公司、控股(參股)企業內部以及人才市場等廣泛搜尋董事、經理人選；

(三) 搜集初選人的職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，形成書面材料；

(四) 提名與薪酬委員會應充分聽取被提名人對提名的意見；

(五) 召集提名與薪酬委員會會議，根據董事、經理的任職條件，對初選人員進行資格審查；

(六) 在選舉新的董事和聘任新的經理人員前，向董事會提出董事候選人和新聘經理人選的建議和相關材料；

(七) 根據董事會的決定和反饋意見進行其他後續工作。

Attendance of members of the Nominations and Remuneration Committee meetings are as follows:

各委員出席提名與薪酬委員會會議的出席情況如下：

Members 委員	Attendance/ Eligibility of Meetings 出席次數／應出席次數	Attendance rate 出席率
Liu Shaoyong 劉紹勇	5/5	100%
Sandy Ke-Yaw Liu 劉克涯	5/5	100%
Ji Weidong 季衛東	5/5	100%

Note: All members of Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.

附註：提名與薪酬委員會各委員均親身出席相關提名與薪酬委員會會議。

The Detailed Working Rules for the Nominations and Remuneration Committee are posted on the website of the Company and the website of the Hong Kong Stock Exchange.

提名與薪酬委員會章程載於本公司網址及香港聯交所網址。

REMUNERATION POLICY OF DIRECTORS

董事之酬金政策

Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions.

除獨立非執行董事領取固定酬金以外，董事一般不從本公司領取酬金。但是，在本公司擔任其他行政職務的董事就該等行政職務另行領取薪酬。

Certain Directors received emoluments from CEA Holding, the parent company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

部份董事在本公司及其附屬公司擔任董事或高管職務，從母公司東航集團領取其酬金。

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.

通常，董事的酬金組合政策，主旨是使本公司董事之酬金及其表現與本公司目標掛鈎，有助於激勵董事的工作表現及留任。根據該政策，董事不可批准本身酬金。

The remuneration of the Directors mainly comprises basic salary and bonus.

本公司董事酬金之主要組成包括基本薪酬與獎金。

BASIC SALARY

基本薪酬

The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2012, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

董事每年均會根據本公司之酬金政策檢討各董事之基本薪酬。二零一二年度，根據本公司與董事之間所訂立之服務合約，董事有權獲取固定基本薪酬。

BONUS

獎金

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

獎金乃根據由董事所主管之業務部門之可衡量表現和貢獻為基礎計算。

082

REMUNERATION POLICY OF INDEPENDENT NON-EXECUTIVE DIRECTORS 獨立非執行董事之酬金政策

Remuneration (before tax) received by the Company's independent non-executive Directors in 2012 were as follows:

本公司獨立非執行董事之二零一二年度領取如下酬金(含稅)：

Sandy Ke-Yaw Liu 劉克涯	HK$120,000 港幣120,000
Wu Xiaogen 吳曉根	0 0
Ji Weidong 季衛東	RMB120,000 人民幣120,000
Shao Ruiqing 邵瑞慶	RMB120,000 人民幣120,000

REMUNERATION OF SENIOR MANAGEMENT 高級管理人員的酬金

The remuneration payable to the members of the senior management of the Company in 2012 are set out as follows:

本公司高級管理人員二零一二年度的酬金如下：

Name **姓名**	**Position** **職務**	**Remuneration before tax** **稅前薪酬** (RMB) (人民幣元)
Ma Xulun 馬須倫	Vice Chairman, President 副董事長、總經理	696,500
Li Yangmin 李養民	Director, Vice President 董事、副總經理	624,750
Tang Bing 唐兵	Director, Vice President 董事、副總經理	592,025
Shu Mingjiang 舒明江	Vice President 副總經理	1,267,576
Wu Yongliang 吳永良	Vice President, Chief Financial Officer 副總經理、財務總監	544,320
Tian Liuwen 田留文	Vice President 副總經理	544,320
Wang Jian 汪健	Board Secretary, Joint Company Secretary 董事會秘書、聯席公司秘書	385,560

Notes:

1. Mr. Shu Mingjiang, our Vice President, is a pilot. His remuneration includes air crewman packages.
2. Mr. Wang Jian, was appointed as our Board Secretary and Joint Company Secretary from April 2012. His remuneration covers period from April 2012 to December 2012.

附註：

1. 副總經理舒明江先生為飛行員，其薪酬中包含空勤待遇。
2. 汪健先生自二零一二年四月起任職董事會秘書及聯席公司秘書，故披露薪酬期間為二零一二年四月至十二月。

AVIATION SAFETY AND ENVIRONMENT COMMITTEE

航空安全與環境委員會

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun, Mr. Li Yangmin and Mr. Sandy Ke-Yaw Liu, and Mr. Ma Xulun serves as the chairman of the committee.

航空安全與環境委員會由馬須倫先生、李養民先生和劉克涯先生三位組成，其中馬須倫先生為委員會主席。

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

航空安全與環境委員會是董事會下設的專門委員會，主要負責貫徹和落實國家航空安全及環境保護相關法律法規，對本公司航空安全管理進行檢查和監督，對本公司航空安全工作規劃及有關安全工作的重大問題進行研究、審議、提出建議並監督實施，對國內、國際與航空碳排放相關的環境保護重大問題進行研究、審議、提出建議並監督實施。

Attendance of members of the Aviation Safety and Environment Committee meetings are as follows:

各委員出席航空安全與環境委員會會議的出席情況如下：

Members **委員**	**Attendance/ Eligibility of Meetings** **出席次數／應出席次數**	**Attendance rate** **出席率**
Ma Xulun 馬須倫	2/2	100%
Li Yangmin 李養民	2/2	100%
Sandy Ke-Yaw Liu 劉克涯	2/2	100%

The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company.

航空安全與環境委員會工作細則載於本公司網址。

0 8 4

INVESTOR RELATIONS

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of substantial shareholders. Accordingly, the Chairman is required to meet the Shareholders in this regard and the routine communication of the Board with the substantial shareholders is mainly conducted through the Company Secretary.

The Company has drawn up and implemented the Information Disclosure Management System and has further improved the Company's information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to public; the Company has also established an information disclosure office for which the Company Secretary is responsible. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the rules and systems for information disclosure and related internal control and procedures. It is responsible for monitoring the correct implementation of the various control measures.

The Company has also drawn up and implemented the Investor Relations Management System and Investor Relations Management Detailed Implementation Rules, which specifies the basic principles and the institutional structure of investor relations management, as well as the duties and responsibilities of investor relations work, so as to further foster corporate integrity and self-discipline, and to realize standardized operation, with the ultimate aim of maximizing corporate value and Shareholders' interests, and ensuring that interests of investors are protected.

The Company has released information in relation to its quarterly results. The latest annual general meeting was held on 29 June 2012 in Shanghai. The meeting was open to all the Shareholders and the media. A total of 13 Shareholders attended in person or by proxy.

In the annual general meeting, each matter was proposed as an individual resolution and voted by poll.

Investors and the public may access our website and download related document briefings. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事會主席的最終責任，是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，主席須為此與股東會面。董事會與主要股東的日常接觸，主要是透過公司秘書進行。

本公司制定並實施了《信息披露事務管理制度》，進一步完善本公司的信息披露制度，確保公司對外披露信息的準確性、完整性和及時性；同時建立了由公司秘書主持的信息披露辦公室。信息披露辦公室主要負責信息披露基礎資料的收集、匯總、整理工作，組織制定信息披露及相關的內部控制及程序等規章、制度，以及負責監督各項控制制度的正確執行等工作。

本公司還制定並實施了《投資者關係管理制度》及《投資者關係管理工作實施細則》，明確了投資者關係管理的基本原則和機構設置、投資者關係的工作內容和工作職責，更好地促進公司誠信自律、規範運作，最終實現公司價值最大化和股東利益最大化，切實保護投資者利益。

本公司亦就其季度業績表現發放訊息。最近期的股東周年大會於二零一二年六月二十九日在上海舉行。該會議公開讓所有股東及傳媒參與，會上共有13位股東親身或委任代表出席。

於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

投資者及公眾登入公司網址，從網上數據庫下載相關的文稿資料，網址內亦載有關於本集團各項業務的詳細資料。本公司發佈的公告通告或其他文件亦可在本公司網址下載。

CHANGES IN CONSTITUTIONAL DOCUMENTS

Please refer to section headed "Report of Directors – Significant Events" of the annual report for details of the amendments of the Articles of Association made in 2012.

The Company Secretary and the managers of the investor relations department and the capital investment market department held two specialized meetings with securities analysts in respect of the 2011 annual financial results and the 2012 interim financial results and one press conference with financial media and organized 16 one-to-one roadshows and investors' meetings.

組織章程文件的變動

二零一二年度內本公司公司章程的修訂的詳情請見本年報內標題為「董事會報告書－重大事項」一節。

本公司公司秘書、投資者關係部門及資本市場部門經理於就二零一一年度和二零一二半年度業績分別與證券分析員舉行了2次專門會議、與財經媒體舉行了1次媒體見面會。此外，還組織了近16次的一對一路演和投資者見面會。

Based on publicly available information and to the best knowledge of the Directors, at least 25% of the total issued share capital of the Company is held by the public. As at 31 December 2012, there were a total of 250,268 Shareholders on the Company's register of members.

據本公司公開所得的資料及就公司董事所知，本公司至少25%已發行股本總額一直由公眾持有。於二零一二年十二月三十一日，本公司股東名冊上共有250,268名股東。

For any enquiries of the Board, Shareholders may contact the Company Secretary by phone at 8621-22330928, 22330921 or by e-mail at ir@ceair.com or they may put forward their questions in the annual general meeting or extraordinary general meetings. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the Company Secretary through the aforesaid channels.

如欲向董事會作出任何查詢，股東可透過聯繫電話8621–22330928、22330921；電郵ir@ceair.com聯絡公司秘書，或直接於股東周年大會或特別股東大會上直接提問。關於股東召開股東周年大會或特別股東大會及提呈決議案的程序，可透過上述途徑向公司秘書查詢。

Shareholders may also contact the Company Secretary or Representative of the Company's securities affairs to inspect the relevant information and propose extraordinary resolutions at the contact given below:

股東查閱相關資料及提出臨時提案亦可通過以下方式聯繫公司秘書或公司證券事務代表：

	Board Secretary, Joint Company Secretary 董事會秘書、聯席公司秘書	**Representative of the Company's securities affairs 證券事務代表**
Name 姓名	Wang Jian 汪健	Yang Hui 楊輝
Address	The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai	The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai
聯繫地址	上海市長寧區空港三路92號中國東方航空股份有限公司董事會秘書室	上海市長寧區空港三路92號中國東方航空股份有限公司董事會秘書室
Telephone 電話	021-22330928	021-22330921
Fax 傳真	021-62686116	021-62686116
Email 電子信箱	ir@ceair.com	davidyang@ceair.com

On behalf of the Board

董事會代表

Liu Shaoyong
Chairman

劉紹勇
董事長

Shanghai, the PRC
26 March 2013

中國，上海
二零一三年三月二十六日

REPORT OF THE SUPERVISORY COMMITTEE 監事會報告

086

Dear Shareholders,

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise the powers bestowed upon it by the Articles of Association and perform corresponding obligations, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. It will continue to explore a monitoring and control mechanism which is useful in protecting the investors and promoting the Company's development.

I. Meetings Convened by the Supervisory Committee

1. On 23 March 2012, the Supervisory Committee held a meeting, at which it adopted the Report of the Supervisory Committee for the year 2011; the Supervisory Committee considered the financial report of the Company for the year 2011 truly reflected the financial position and operating results of the Company which was objective and fair, and resolved that it would be put forward to the 2011 annual general meeting of the Company for consideration; the Supervisory Committee adopted the 2011 profit distribution proposal of the Company, and resolved that it would be put forward to the 2011 annual general meeting of the Company for consideration; the Supervisory Committee reviewed the full text and summary of the annual report for 2011 prepared by the Company and expressed a written audit opinion. Meanwhile, the Supervisory Committee reviewed the resolution on the day-to-day connected transactions of the Company for the year 2011 and the self-assessment report on the internal control of the Company for the year 2011;

2. On 26 April 2012, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's 2012 first quarterly report and expressed a written audit opinion;

3. On 25 August 2012, the Supervisory Committee held a meeting, at which it considered and approved the Opinion on the List of Incentive Recipients of Initial Grant Scheme of the H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (中國東方航空股份有限公司H股股票增值權首次授予計劃激勵對象名單的核查意見) and expressed an audit opinion;

4. On 30 August 2012, the Supervisory Committee held a meeting, at which it reviewed the 2012 interim financial report, full text and summary of the Company's interim report for 2012 and expressed a written audit opinion;

5. On 11 September 2012, the Supervisory Committee held a meeting, at which it considered and approved the Resolution on the Description of Use of Proceeds of the Previous Fund-Raising Activities (關於前次籌集資金使用情況的說明的議案) and expressed an audit opinion;

6. On 30 October 2012, the Supervisory Committee held a meeting, at which it reviewed the full text and summary of the Company's 2012 third quarterly report and expressed a written audit opinion.

各位股東：

新的一年，本監事會將一如既往，認真行使《公司章程》賦予的各項權利，履行相應的義務，進一步加強財務監督，規範經營行為，繼續探索有利於保護投資者和促進公司發展的監督機制。

一、 監事會召開會議情況

1. 監事會於二零一二年三月二十三日召開會議，審議通過《監事會二零一一年度工作報告》，監事會認為本公司二零一一年度財務報告如實反映了本公司的財務狀況和經營成果，是客觀公允的，同意將二零一一年度財務報告提交本公司二零一一年度股東大會審議；監事會審議通過了本公司二零一一年度利潤分配預案，並決定將其提交本公司二零一一年度股東大會審議。監事會對本公司編製的二零一一年度報告正文及摘要進行了審核，並發表了書面審核意見，同時，審核了本公司二零一一年度日常關聯交易議案、本公司二零一一年度內部控制自我評價報告；

2. 監事會於二零一二年四月二十六日召開會議，審核了本公司二零一二年第一季度報告全文及摘要，並發表了書面審核意見；

3. 監事會於二零一二年八月二十五日召開會議，審議通過《中國東方航空股份有限公司H股股票增值權首次授予計劃激勵對象名單的核查意見》，並發表了審核意見；

4. 監事會於二零一二年八月三十日召開會議，審核了本公司二零一二年中期財務報告、中期報告全文及摘要，並發表了書面審核意見；

5. 監事會於二零一二年九月十一日召開會議，審議通過《關於前次籌集資金使用情況的說明的議案》，並發表了審核意見；

6. 監事會於二零一二年十月三十日召開會議，審核了本公司二零一二年第三季度報告全文及摘要，並發表了書面審核意見。

II. Independent Opinion of the Supervisory Committee

1. Legality of the Operation of the Company:

In 2012, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles of Association or were prejudicial to the interests of the Company.

2. Financial Position of the Company:

The Supervisory Committee seriously reviewed the Company's 2012 financial report, 2012 profit distribution proposal, 2012 annual report and the 2012 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company's 2012 financial report truly reflects the financial position and operating results of the Company for the year 2012. The Supervisory Committee agreed to the 2012 financial audit report issued by the auditors and the 2012 profit distribution proposal of the Company.

3. Purchases or Sale of Assets of the Company:

In 2012, the Supervisory Committee conducted examination on the resolutions in respect of major acquisitions, asset disposal and connect transactions. The Supervisory Committee did not discover any acts of insider trading, any acts prejudicial to the interests of the Shareholders or resulting in loss of assets or prejudice to the interests of the Company.

二、 監事會獨立意見

1. 公司依法運作情況：

二零一二年度，監事會對本公司股東大會、董事會的召開程序、決議事項、對董事會執行股東大會決議的情況、對管理層執行董事會決議的情況進行了監督，認為本公司嚴格按照《公司法》、《證券法》、《上海證券交易所股票上市規則》、《香港聯合交易所有限公司證券上市規則》、《公司章程》及其他規章制度進行經營決策，依法規範運作，不斷完善內部控制制度，公司治理水平有進一步提升。本公司董事及高級管理人員均能從維護股東及公司整體利益的角度出發，勤勉盡責，監事會沒有發現其違反法律、法規、公司章程或損害公司利益的情況。

2. 公司財務情況：

監事會認真審核了本公司二零一二年度財務報告，本公司二零一二年度利潤分配預案、本公司二零一二年度報告和本公司境內外審計師出具的無保留意見的二零一二年度財務審計報告等有關材料。監事會認為：本公司二零一二年度財務報告真實反映了二零一二年度本公司的財務狀況和經營成果。監事會同意審計師出具的本公司二零一二年度財務審計報告、同意本公司二零一二年度利潤分配預案。

3. 公司收購、出售資產情況：

二零一二年度，本公司監事會審議了本公司重大收購、出售資產以及關聯交易的相關議案。監事會未發現內幕交易情況，未發現有損害股東的權益或造成公司資產流失、利益受損的情況。

088

4. Connected Transactions of the Company:

In 2012, the Supervisory Committee conducted examination on the resolutions in respect of the connected transactions of the Company. The Supervisory Committee conducted examinations on all the connected transactions of the Company in the current year, and believes that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of "fairness, impartiality and transparency". The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure.

4. 公司關聯交易情況：

二零一二年度，本公司監事會審議了本公司關聯交易的相關議案。監事會對本年度本公司的所有關聯交易事項進行了審查，認為本年度內本公司所有涉及關聯交易的合同、協議、以及其他相關文件，符合法律程序，交易條款對本公司及全體股東而言是公平合理的，關聯交易嚴格按照「公平、公正、公開」的原則進行處理，並無發現內幕交易或存在董事會違反誠信原則決策、簽署協議和信息披露等情形。

5. Internal Control of the Company:

The Supervisory Committee reviewed the Assessment Report of the Company's Internal Control for the year 2012 in a prudent and cautious manner and has no objection with the self-assessment report of the Board. The Supervisory Committee also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control regulation system in place and the implementation in actual circumstances is satisfactory.

5. 公司內部控制情況：

監事會本著嚴謹審慎的態度審閱了本公司二零一二年度內部控制評價報告，對董事會自我評價報告無異議，同時認真審核了審計師出具的內部控制審計報告。監事會認為本公司已建立比較完善的內部控制規範體系，實際執行情況較好。

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the Shareholders, the Board and its staff.

本監事會的工作一直得到廣大股東、董事會和全體員工的支持，謹此表示衷心感謝。

On behalf of the Supervisory Committee

承監事會命

Yu Faming
Chairman of the Supervisory Committee

于法鳴
監事會主席

Shanghai, the PRC
26 March 2013

中國，上海
二零一三年三月二十六日

SOCIAL RESPONSIBILITIES
社會責任

SOCIAL RESPONSIBILITIES

The Group adhered to the philosophy of "cherished by staff, preferred by customers, satisfactory to shareholders and trusted by society" for its social responsibility. While pursuing sustainable development of enterprise, the Group incorporates its social responsibility philosophy into the whole process of corporate decision and production operation, with a view to unify corporate development and social responsibilities.

社會責任

本集團秉承「員工熱愛、顧客首選、股東滿意、社會信任」的社會責任觀，在追求企業自身可持續發展的同時，將社會責任理念融入企業決策和生產經營的全過程，追求企業發展與社會責任的統一。

LOW-CARBON FLYING

The Group advocate the idea of low-carbon flying and initiate an operational mode of "Consuming and emitting less but performing more efficiently" to establish an environmentally friendly and resource conservative enterprise, and achieve harmonious development of the enterprise, the environment and the community. Jet fuel consumption accounted for more than 98% of the energy consumption of the Group. More than 90% of the Group's flights undergo refueling and flying in accordance with the "low-carbon flying" scheme. "Low-carbon flying" is implemented via standardized and regulated management. Fuel consumption and carbon emission are lowered through approaches such as system restrictions, procedural enhancement and technological innovation.

低碳飛行

本集團倡導低碳飛行理念，形成低消耗、低排放、高效率的生產方式，打造環境友好型、資源節約型企業，實現企業與環境、社會的和諧發展。本集團超過98%能耗屬於航油消耗，90%以上航班按照低碳飛行計劃加油與飛行。實行標準化、規範化管理，通過制度約束、流程改造和技術創新等方式減少燃油消耗，降低碳排放。

Optimization of Fleet

The Group strives to enhance the environmental protection functionality of its operating fleet by eliminating and surrendering the lease of old aircraft and introducing high performance and environmental friendly aircraft on an annual basis. The Group also adopted new engines with higher fuel efficiency but lower noise pollution and refitted its existing fleet. In 2012, the Group disposed five A340-300 aircraft which have higher fuel consumption per hour and entered into purchase agreement of twenty B777-300ER aircraft and sixty A320 aircraft as well as disposal agreement of eighteen regional aircraft. Meanwhile, additional winglets were installed in twelve B737NG aircraft to save fuels.

機隊優化

本集團每年都會淘汰、退租老舊飛機，引進高性能環保飛機，選用具有高燃油效率低噪音的新型發動機，對現有機隊進行改裝，致力於提高運營機隊環保性能。二零一二年，本集團出售了5架小時耗油較高的A340-300型飛機，並簽署了20架B777-300ER和60架A320飛機的購買合同以及18架支綫飛機的出售合同。同時，通過對12架B737NG飛機加裝翼尖小翼進行節油。

Optimization of Routes

The Company strengthened its control and management over the DOC (Direct Operation Control) system, facilitated precise refueling according to flight plans and stringently implemented cost-saving flight control requirement and weight and balance operation. The Group also reduced the flying time of flights and thus effectively lowered fuel consumption by selecting the most economical route. The Group saved 67,000 tons of jet fuel in 2012.

航綫優化

加強DOC(直接運行成本)控制和管理，推進按飛行計劃精確加油，嚴格節省成本的飛行操作要求和載重平衡操作方式。選擇最經濟航路飛行，縮短飛行時間，節省燃油消耗，二零一二年，實現節油6.7萬噸。

APPLICATION OF NEW TECHNOLOGIES

Emphasizing and promoting the application of new technologies are important measures adopted by the Group to achieve continuous flight safety, ensure regular flights and realise low carbon flying.

新技術運用

重視並推廣新技術應用，為實現持續飛行安全、保證航班運行正常、實現低碳飛行提供保障。

- **PBN (Performance-based Navigation Technology Flying Program)**

The application of PBN technology is an important reform of the flight operation. It can effectively facilitate the continuous safety of the civil aviation, increase airspace capacities, decrease input of ground navigation facilities, decrease fuel consumption and increase energy saving and emission reduction. In 2012, the Group has completed the verification of trail flying of PBN program in 9 airports, namely Yangzhou, Nantong, Kunming, Zhoushan, Ningpo, Yulin, Linyi, Hangzhou and Xining, thereby establishing operation capacities of RNP APCH (Approach) for A330, A320 and B737NG aircrafts at those airports; and established operation capacities of RNP AR (required navigation functionality which require specific authorization) for B737-700 and A319-133 aircraft at Jiuzhai Airport.

- **PBN(基於性能的導航技術飛行程序)**

PBN技術應用是飛行運行方式的重大變革，能有效促進民航持續安全，增加空域容量，減少地面導航設施投入，降低燃油消耗，提高節能減排效果。2012年，完成揚州、南通、昆明、舟山、寧波、榆林和臨沂、杭州、西寧等9個機場的PBN程序驗證試飛工作，建立A330、A320、B737NG機型RNP APCH(進近)運行能力；建立九寨機場B737-700、A319-133機型RNP AR(需要特殊授權的所需導航性能)運行能力。

- **ADS-B (Air Traffic Control and Surveillance Technology – Automatic Dependent Surveillance-Broadcast)**

CEA is the pilot unit that is appointed by CAAC to operate with ADS-B (Automatic Dependent Surveillance-Broadcast) in the early stage. The ADS-B operation verification of trail flying of A340-600 aircraft in the airspace of Hudson Bay, Canada has been completed and approved by CAAC in 2011. In 2012, CEA has successfully completed the ADS-B verification of trial flying of its A330 aircraft along the Hawaii routes. With the application of ADS-B, the workload of the flight crew and fuel consumption would decrease while the flying capacity would increase, providing better assurance of flight safety.

- **ADS-B(空管監視技術廣播式自動相關監視技術)**

東航是民航局指定的ADS-B先期運行試點單位，於2011年完成A340-600飛機在加拿大哈德遜灣空域ADS-B運行驗證試飛工作並獲局方運行批准。2012年，東航A330飛機在夏威夷航綫上實施ADS-B驗證試飛獲得成功。ADS-B能減少飛行機組工作量，增大業載、減少油耗，更好地保障飛行安全。

- **EFB (Electronic Flight Bag)**

On 26 December, CEA was approved to implement Class 1 EFB trial flying for its A330 fleet, which is the first airline being approved to adopt Class 1 EFB in China. EFB is an electronic equipment which provide the flight crew various types of flight information including manuals, documents, flight maps, navigation notices and climatological data in the aircraft cockpit. The promotion and application of EFB can realise electronisation of aircraft information, thereby reducing operation cost, increasing operation efficiency and enhancing the level of safety operation.

- **EFB(電子飛行包)**

12月26日，東航獲准在A330機隊實施1級EFB試運行，成為國內首家獲准使用1級EFB的航空公司。EFB是一種在飛機駕駛艙中向飛行機組提供各種手冊、文件、航圖、航行通告和氣象資料等航行信息的電子設備。EFB的推廣和應用可以實現機載資料電子化，從而降低運營成本、提升運行效率、提高安全運行裕度。

ENERGY MANAGEMENT

The Group continued to promote energy saving and emission reduction. Capacities has increased year by year while fuel consumption per traffic volume has decreased year by year, resulting in a decrease in energy consumption intensity and an increase in energy utilization rate every year. In 2012, the carbon dioxide emission reduced by 225,000 tons through the implementation of various energy saving and emission reduction measures.

能源管理

本集團不斷推動節能減排，在運力逐年增長的情況下，周轉量油耗逐年降低，能源消費強度逐年下降，能源利用率逐年提高。2012年，通過推行各項節能減排措施，減少22.5萬噸二氧化碳排放。

GREEN OFFICE

The Group actively promotes the application of the internet office system and advocates the concept of a paperless office. The energy consumption at ground facilities is also reduced by promoting energy-saving measures, such as video conferencing and telephone conferencing, double-sided printing and "turning off lights as you leave", and through other measures such as the oil-to-gas boiler conversion project, central air-conditioning refitting project and energy-saving lighting refitting project. Meanwhile, traveler rest card of upper class cabins have been canceled at Terminal T2 of Hongqiao International Airport. Eligible travelers may take rest in the VIP lounges directly with their boarding pass, thereby reducing waste of resources resulted from printing of the rest cards.

綠色辦公

本集團積極推廣網絡辦公系統應用，推行無紙化辦公；推行視頻會議和電話會議；倡導雙面打印、隨手關燈等節能措施；通過鍋爐油改氣項目、中央空調改造項目、節能燈具改造項目等方式，減少地面能耗。同時，在虹橋機場T2候機樓取消高艙位旅客休息卡，符合條件的旅客使用登機牌直接前往貴賓室休息，減少因打印休息卡而產生的資源浪費。

COMMUNITY CHARITY

The Group proactively supported and participated in social charitable events. During 2012, the Group continuously strengthened its effort in supporting poverty relief activities, including providing a special subsidy for Shuangjiang and Cangyuan, Yunnan and selecting two young talented individuals for secondment to develop their experience in these regions. Over the past ten years, the aggregate amount of subsidies given to Yunnan has exceeded RMB10 million.

Meanwhile, the Group continued its large-scale voluntary service campaign called "Love at China Eastern". In 2012, 693 activities were held with 55,609 staff members participated, serving a total of over 34,000 people. Activities which have brought about great impact on the society included "LingYan Crew bring you back to Wenchuan County (淩燕帶您重返汶川)", "China Eastern Airlines Provides Study Subsidy to Children in Lincang, Yunnan to fulfill their dreams (圓夢助學•雲南臨滄兒童看東方)". The Company has engaged nine university students from Hong Kong to join our internship program, reinforcing exchange between young talented individuals in Hong Kong and Mainland China.

社區公益

本集團積極支持和參與社會公益事業。二零一二年，本集團不斷加大扶貧支持力度，為雲南雙江、滄源兩縣提供專項援助，並選拔兩位年輕幹部前往掛職鍛煉。十年來，對口援助雲南總額已超人民幣千萬元。

同時，本集團持續開展「愛在東航」大型公益活動。二零一二年，本公司共組織693項活動，參與員工55,609人次，關愛人數超過34,000人。組織了「淩燕帶您重返汶川」、「圓夢助學●雲南臨滄兒童看東方」等具有較大社會影響力活動。本公司承接了9名香港大學生到公司實習，加強了香港與內地青年的交流。

KEY AWARDS IN 2012

The Company was awarded the "Golden Tripod Award", the highest award, at the 8th Annual Meeting of China's Securities Market.

The Company was awarded the "Golden Bauhinia Award" of "Listed Company with the Most Valuable Brand 2012 (最具品牌價值上市公司2012)" by China Securities.

The Company was awarded "2012 Best Mid-cap Company of the Best Managed Company in China" by Hong Kong Asiamoney Magazine.

The Company was recognized as "Top 50 Most Valuable Chinese Brands" by WPP, a global brand communication and public relations firm, for consecutive two years, ranking 25th in 2012.

The Company was recognized as one of the 2012 Top 25 Companies in China with the Best Corporate Social Responsibility (企業社會責任排行榜25強) by Fortune China Magazine; and was named 2013 CSR Ranking Top 10.

The Company was named "2012 China State-owned Listed Enterprise Social Responsibility Top 20 (2012中國國有上市企業社會責任榜20強)" by Southern Weekly.

The Company was named "The Best Board of Directors of State-owned Listed Holding Companies of China Top 20 (央企控股上市公司最佳董事會20強)" by various major financial media, including Moneyweek.

The Company was named as "Healthy China – Best Employee Health & Benefit Unit (健康中國最佳員工健康福利單位)" by Health Times (健康時報) and Tsinghua University.

The Company was named as "Internal Audit Leading Enterprises in terms of Risk Management and Internal Audit (風險管理與內控審計方面內部審計領軍企業)"by China Institute of Internal Audit.

The Company was named as "Best 100 Employer (最佳僱主100強)" by Zhilian Zhaopin (智聯招聘).

The Company was awarded "The World's Most Improved Airline" by SKYTRAX.

二零一二年獲得主要榮譽

榮獲第八屆中國證券市場年會最高獎項「金鼎獎」

榮獲香港2012中國證券最具品牌價值上市公司「金紫荊獎」

榮獲香港《亞洲貨幣》2012年度中國地區最佳管理公司之「最佳中等市值公司」獎

連續兩年被全球品牌傳播機構WPP評為「最具價值中國品牌50強」，2012年位列第25位

2012年《財富》雜誌（中文版）企業社會責任排行榜25強；2013年位列前10強

《南方周末》2012年中國國有上市企業社會責任榜20強

《理財周報》等主流財經媒體「央企控股上市公司最佳董事會20強」

被健康時報、清華大學評為「健康中國最佳員工健康福利單位」

榮獲中國內部審計協會「風險管理與內控審計方面內部審計領軍企業」榮譽稱號

榮獲智聯招聘「最佳僱主100強」榮譽稱號

榮獲SKYTRAX機構「世界進步最快航空公司」獎

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告

092

TO THE SHAREHOLDERS OF
CHINA EASTERN AIRLINES CORPORATION LIMITED
(Incorporated in the People's Republic of China with limited liability)

致中國東方航空股份有限公司全體股東：

(於中華人民共和國註冊成立的有限公司)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 90 to 208, which comprise the consolidated and company balance sheets as at 31 December 2012, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

本核數師(以下簡稱「我們」)已審計列載於第90至208頁中國東方航空股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下簡稱「貴集團」)的合併財務報表，此合併財務報表包括於二零一二年十二月三十一日的合併及公司之資產負債表與截至該日止年度的合併綜合收益表、合併權益變動表和合併現金流量表，以及主要會計政策概要及其他附註解釋資料。

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

董事就財務報表須承擔的責任

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

貴公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製合併財務報表，以令合併財務報表作出真實而公平的反映，及落實其認為與編製合併財務報表所必要的內部控制，以使該等財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

AUDITOR'S RESPONSIBILITY

核數師的責任

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

我們的責任是根據我們的審計對該等合併財務報表作出意見。我們已根據國際審計準則進行審計。這些準則要求我們遵守道德規範，並規劃及執行審計，以合理確定此等合併財務報表是否不存在任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

審計涉及執行程序以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程序，但目的並非為對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及所作出的會計估計的合理性，以及評價合併財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司及貴集團於二零一二年十二月三十一日的財務狀況，及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

其他事項

本報告(包括意見)乃為股東而編製並僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2013

羅兵咸永道會計師事務所
執業會計師

香港，二零一三年三月二十六日

094

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Revenues	**收入**	5	**85,253,317**	82,403,130
Other operating income	**其他營業收入**	6	**1,719,626**	1,061,451
Operating expenses	**營業支出**			
Aircraft fuel	飛機燃料		**(29,871,506)**	(29,229,011)
Gain on fair value movements of derivatives financial instruments	衍生工具公允價值變動收益	8	**24,831**	86,851
Take-off and landing charges	飛機起降費		**(9,065,649)**	(8,350,181)
Depreciation and amortisation	折舊及攤銷		**(7,556,910)**	(6,965,570)
Wages, salaries and benefits	工資、薪金及福利	9	**(10,059,043)**	(8,664,854)
Aircraft maintenance	飛機維修費		**(4,432,741)**	(4,405,900)
Impairment reversals/(charges)	資產減值轉回/(損失)	10	**13,467**	(638,316)
Food and beverages	航空餐食供應		**(2,031,425)**	(2,022,367)
Aircraft operating lease rentals	飛機經營性租賃租金		**(4,438,169)**	(4,128,420)
Other operating lease rentals	其他經營性租賃租金		**(609,111)**	(491,901)
Selling and marketing expenses	銷售及市場費用		**(3,727,437)**	(3,739,682)
Civil aviation infrastructure levies	民航基礎設施建設基金		**(1,414,457)**	(1,321,373)
Ground services and other charges	地面服務及其他費用		**(594,057)**	(567,552)
Office, administrative and other expenses	辦公、管理及其他費用		**(8,982,628)**	(8,853,751)
Total operating expenses	**營業支出總額**		**(82,744,835)**	(79,292,027)
Operating profit	**經營利潤**	11	**4,228,108**	4,172,554
Share of results of associates	攤佔聯營公司業績	23	**103,209**	75,435
Share of results of jointly controlled entities	攤佔合營公司業績	24	**29,960**	31,437
Finance income	財務收入	12	**348,601**	2,024,002
Finance costs	財務支出	13	**(1,697,474)**	(1,462,727)
Profit before income tax	**稅前利潤**		**3,012,404**	4,840,701
Income tax	稅項	14	**(204,801)**	(264,229)
Profit for the year	**年度利潤**		**2,807,603**	4,576,472
Other comprehensive (loss)/income for the year	**年度其他綜合(虧損)/收益**			
Cash flow hedges, net of tax	現金流量套期,扣除稅項	40	**(9,211)**	(132,446)
Fair value movements of available-for-sale investments	可供出售金融資產之公允價值變動		**(389)**	486
Fair value movements of available-for-sale investments held by an associate	攤佔聯營公司所持可供出售金融資產之公允價值變動	23	**2,188**	(2,701)
Total comprehensive income for the year	**年度總綜合收益**		**2,800,191**	4,441,811

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 合併綜合收益表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Profit attributable to:	**年度淨利潤歸屬於：**			
Equity shareholders of the Company	本公司權益持有者		**2,953,645**	4,575,732
Non-controlling interests	非控制性權益		**(146,042)**	740
			2,807,603	4,576,472
Total comprehensive income attributable to:	**年度總綜合收益歸屬於：**			
Equity shareholders of the Company	本公司權益持有者		**2,946,271**	4,441,071
Non-controlling interests	非控制性權益		**(146,080)**	740
			2,800,191	4,441,811
Earnings per share attributable to the equity shareholders of the Company during the year	**年度本公司權益持有者應佔每股收益**			
Basic and diluted (RMB)	基本及攤薄（人民幣）	17	**0.26**	0.41

The notes on page 99 to 208 are an integral part of these financial statements. 第99頁至第208頁的附註為財務報表的整體部份。

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Dividends	股利	15	**–**	–

CONSOLIDATED BALANCE SHEET
合併資產負債表

096

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2012 於二零一二年十二月三十一日

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,449,099**	11,353,590
Property, plant and equipment	物業、機器及設備	19	**82,518,761**	73,757,795
Lease prepayments	預付租賃款	20	**1,781,846**	1,471,272
Advanced payments on acquisition of aircraft	飛機預付款	21	**11,894,891**	10,968,344
Investments in associates	投資於聯營公司	23	**833,472**	837,589
Investments in jointly controlled entities	投資於合營公司	24	**418,159**	423,256
Available-for-sale financial assets	可供出售金融資產		**234,690**	240,380
Other long-term assets	其他長期資產	25	**1,958,256**	1,929,834
Deferred tax assets	遞延稅項資產	37	**54,561**	44,418
Derivative assets	衍生資產	40	**–**	4,365
			111,143,735	101,030,843
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件	26	**2,087,978**	1,555,544
Trade receivables	應收賬款	27	**2,962,181**	2,504,026
Prepayments and other receivables	預付款及其他應收款	28	**3,368,648**	2,410,895
Derivative assets	衍生資產	40	**18,074**	–
Restricted bank deposits and short-term bank deposits	限制性銀行存款及短期銀行存款	29	**1,726,251**	2,894,287
Cash and cash equivalents	現金及現金等價物	30	**2,511,696**	3,860,973
Assets held for sale	持有待售資產	44	**–**	482,313
			12,674,828	13,708,038
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**3,094,427**	3,197,649
Trade payables and notes payable	應付賬款及應付票據	31	**3,075,325**	2,692,624
Other payables and accrued expenses	其他應付款及預提費用	32	**16,256,225**	16,267,287
Current portion of obligations under finance leases	融資租賃負債的流動部分	33	**2,605,269**	2,459,259
Current portion of borrowings	借款的流動部分	34	**22,639,955**	18,171,130
Income tax payable	應付稅項		**181,788**	172,319
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備的流動部分	35	**734,205**	375,409
Derivative liabilities	衍生負債	40	**35,813**	51,063
			48,623,007	43,386,740
Net current liabilities	**淨流動負債**		**(35,948,179)**	(29,678,702)
Total assets less current liabilities	**總資產減流動負債**		**75,195,556**	71,352,141

CONSOLIDATED BALANCE SHEET
合併資產負債表

097

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2012 於二零一二年十二月三十一日

		Note 附註	**2012** **二零一二年** **RMB'000** **人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	33	**19,252,709**	17,801,563
Borrowings	借款	34	**23,096,163**	23,603,463
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	35	**3,064,557**	2,923,717
Other long-term liabilities	其他長期負債	36	**1,635,537**	2,047,099
Deferred tax liabilities	遞延税項負債	37	**29,326**	29,326
Post-retirement benefit obligations	退休後福利準備	38(b)	**3,259,529**	2,859,945
Derivative liabilities	衍生負債	40	**304,338**	281,921
			50,642,159	49,547,034
Net assets	**淨資產**		**24,553,397**	21,805,107
Equity	**權益**			
Capital and reserves attributable to the equity shareholders of the Company	歸屬於本公司權益持有者股本及儲備			
Share capital	股本	42	**11,276,539**	11,276,539
Reserves	儲備	43	**11,649,259**	8,849,353
			22,925,798	20,125,892
Non-controlling interests	非控制性權益		**1,627,599**	1,679,215
Total equity	**總權益**		**24,553,397**	21,805,107

The notes on pages 99 to 208 are an integral part of these financial statements.

第99頁至208頁的附註為財務報表的整體部份。

The financial statements were approved by the Board of Directors on 26 March 2013 and were signed on its behalf.

本財務報表已由本公司董事會於二零一三年三月二十六日批准刊發，並代表董事會簽署。

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

COMPANY'S BALANCE SHEET
公司資產負債表

098

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
As at 31 December 2012 於二零一二年十二月三十一日

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Non-current assets	**非流動資產**			
Intangible assets	無形資產	18	**11,431,806**	11,343,374
Property, plant and equipment	物業、機器及設備	19	**56,015,173**	50,246,293
Lease prepayments	預付租賃款	20	**781,146**	497,301
Advanced payments on acquisition of aircraft	飛機預付款	21	**10,733,899**	10,195,340
Investments in subsidiaries	投資於附屬公司	22	**10,455,900**	7,104,106
Investments in associates	投資於聯營公司	23	**578,836**	578,836
Investments in jointly controlled entities	投資於合營公司	24	**323,238**	323,238
Available-for-sale financial assets	可供出售金融資產		**216,256**	221,557
Other long-term assets	其他長期資產	25	**1,077,036**	980,434
Derivative assets	衍生資產	40	**–**	4,365
			91,613,290	81,494,844
Current assets	**流動資產**			
Flight equipment spare parts	飛機設備零件	26	**1,794,447**	1,270,586
Trade receivables	應收賬款	27	**3,601,021**	2,462,623
Prepayments and other receivables	預付款及其他應收款	28	**6,908,992**	3,647,648
Derivative assets	衍生資產	40	**18,074**	–
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	29	**109,543**	360,168
Cash and cash equivalents	現金及現金等價物	30	**617,422**	852,012
Assets held for sale	持有待售資產	44	**–**	482,313
			13,049,499	9,075,350
Current liabilities	**流動負債**			
Sales in advance of carriage	預售票款		**2,808,175**	2,817,980
Trade payables and notes payable	應付賬款及應付票據	31	**7,558,342**	3,480,109
Other payables and accrued expenses	其他應付款及預提費用	32	**11,087,271**	10,661,352
Current portion of obligations under finance leases	融資租賃負債的流動部分	33	**1,978,018**	2,010,988
Current portion of borrowings	借款的流動部分	34	**20,335,797**	14,830,480
Income tax payable	應付税項		**1,528**	25
Current portion of provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備的流動部分	34	**88,081**	174,151
Derivative liabilities	衍生負債	40	**35,813**	51,063
			43,893,025	34,026,148
Net current liabilities	**淨流動負債**		**(30,843,526)**	(24,950,798)
Total assets less current liabilities	**總資產減流動負債**		**60,769,764**	56,544,046

049

COMPANY'S BALANCE SHEET
公司資產負債表

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
As at 31 December 2012 於二零一二年十二月三十一日

		Note 附註	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Non-current liabilities	**非流動負債**			
Obligations under finance leases	融資租賃負債	33	**15,498,192**	14,123,184
Borrowings	借款	34	**15,087,334**	15,184,868
Provision for return condition checks for aircraft under operating leases	經營租賃飛機及發動機退租檢修準備	35	**1,674,553**	1,546,944
Other long-term liabilities	其他長期負債	36	**962,719**	1,331,811
Post-retirement benefit obligations	退休後福利準備	38(b)	**2,508,450**	2,191,722
Derivative liabilities	衍生負債	40	**304,338**	281,921
			36,035,586	34,660,450
Net assets	**淨資產**		**24,734,178**	21,883,596
Equity	**權益**			
Share capital	股本	42	**11,276,539**	11,276,539
Reserves	儲備	43	**13,457,639**	10,607,057
Total equity	**總權益**		**24,734,178**	21,883,596

The notes on page 99 to 208 are an integral part of these financial statements.

第99頁至208頁的附註為財務報表的整體部份。

The financial statements were approved by the Board of Directors on 26 March 2013 and were signed on its behalf.

本財務報表已由本公司董事會於二零一三年三月二十六日批准刊發，並代表董事會簽署。

Liu Shaoyong
劉紹勇
Director
董事

Ma Xulun
馬須倫
Director
董事

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

100

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

		Note 附註	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Cash flows from operating activities	**經營活動的現金流量**			
Cash generated from operations	經營產生的現金	45(a)	**12,822,835**	13,781,419
Income tax paid	已付所得税		**(205,476)**	(158,394)
Net cash inflow from operating activities	**經營活動產生的淨現金流入**		**12,617,359**	13,623,025
Cash flows from investing activities	**投資活動的現金流量**			
Additions of property, plant and equipment	購買物業、機器及設備		**(6,148,139)**	(5,414,101)
Payment of short-term deposits with original maturity over three months	支付存款期限超過三個月的短期存款		**-**	(1,963,289)
Advanced payments on acquisition of aircraft	支付飛機預付款	21	**(7,328,529)**	(8,180,128)
Investment in available-for-sale financial assets	購買可供出售金融資產		**-**	(1,472)
Acquisition of cargo business of Great Wall Airlines Co., Ltd. ("Great Wall Airlines"), netting of cash acquired	收購長城航空有限公司(「長城航空」),扣除獲得現金		**(87,316)**	(60,736)
Proceeds from disposal of assets held for sale	出售持有待售資產所得款		**209,586**	411,535
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款		**181,246**	33,881
Proceeds of short-term deposits with original maturity over three months	收回存款期限超過三個月的短期存款	29	**958,489**	-
Interest received	已收利息		**215,789**	146,529
Dividends received	已收股利		**112,446**	82,294
Proceeds from disposal of interests in an associate	出售於聯營公司權益所得現金		**2,439**	-
Proceeds from disposal of interests in available-for-sale financial assets	出售於可供出售金融資產的權益所得現金		**94,890**	6,426
Net cash outflow from investing activities	**投資活動產生的淨現金流出**		**(11,789,099)**	(14,939,061)

CONSOLIDATED CASH FLOW STATEMENT
合併現金流量表

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

		Note 附註	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Cash flows from financing activities	**融資活動的現金流量**			
Proceeds from draw down of short-term bank loans	借入短期借款		**23,101,136**	19,647,120
Repayments of short-term bank loans	償還短期借款		**(25,619,898)**	(18,514,150)
Proceeds from issuance of short-term debentures and bonds	發行短期融資券及債券收到的現金		**4,000,000**	2,490,417
Proceeds from draw down of long-term bank loans	借入長期借款		**10,887,474**	5,693,281
Repayments of long-term bank loans	償還長期借款		**(8,352,313)**	(5,245,147)
Principal repayments of finance lease obligations	償還融資租賃負債本金		**(4,094,636)**	(2,191,369)
Receipts of restricted bank deposits	收到的限制性存款		**236,475**	1,108,726
Interest paid	已付利息		**(1,936,842)**	(1,701,253)
Capital contribution from non-controlling interests of subsidiaries	附屬公司之非控制性權益的出資		**453,850**	1,004,500
Acquisition of non-controlling interests in subsidiaries	收購附屬公司的非控制性權益		**(670,956)**	–
Dividends paid to non-controlling interests of subsidiaries	支付附屬公司非控制性權益之股利		**(178,580)**	(156,526)
Net cash (outflow)/inflow from financing activities	**融資活動產生淨現金(流出)/流入**		**(2,174,290)**	2,135,599
Net (decrease)/increase in cash and cash equivalents	**現金及現金等價物淨(減少)/增加**		**(1,346,030)**	819,563
Cash and cash equivalents at 1 January	一月一日的現金及現金等價物		**3,860,973**	3,078,228
Exchange adjustments	匯率調整		**(3,247)**	(36,818)
Cash and cash equivalents at 31 December	**十二月三十一日的現金及現金等價物**	30	**2,511,696**	3,860,973

The notes on page 99 to 208 are an integral part of these financial statements. 第99頁至208頁的附註為財務報表的整體部份。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
合併權益變動表

102

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

		Attributable to equity shareholders of the Company 本公司權益持有者應佔權益				Non-controlling interests 非控制性權益	Total equity 總權益
		Share capital 股本	Other reserves 儲備	Accumulated losses 累計虧損	Subtotal 小計		
		RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元	RMB'000 人民幣千元
Balance at 1 January 2011	二零一一年一月一日結餘	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886
Total comprehensive income for the year	年度總綜合收益	–	(134,661)	4,575,732	4,441,071	740	4,441,811
– Profit for the year	一年度利潤	–	–	4,575,732	4,575,732	740	4,576,472
– Other comprehensive loss	一其他綜合虧損	–	(134,661)	–	(134,661)	–	(134,661)
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary	附屬公司非控制性權益增資後分擔的超額虧損	–	426,439	–	426,439	(427,264)	(825)
Dividends paid to non-controlling interests of subsidiaries	支付附屬公司非控制性權益股利	–	–	–	–	(156,526)	(156,526)
Capital contribution by non-controlling interests in a subsidiary	附屬公司非控制性權益增資	–	–	–	–	1,004,500	1,004,500
Acquisition of non-controlling interests in subsidiaries	收購附屬公司非控制性權益股權	–	(12,905)	–	(12,905)	(32,834)	(45,739)
Balance at 31 December 2011	二零一一年十二月三十一日結餘	11,276,539	17,229,128	(8,379,775)	20,125,892	1,679,215	21,805,107
Balance at 1 January 2012	**二零一二年一月一日結餘**	**11,276,539**	**17,229,128**	**(8,379,775)**	**20,125,892**	**1,679,215**	**21,805,107**
Total comprehensive income for the year	**年度總綜合收益**	**–**	**(7,374)**	**2,953,645**	**2,946,271**	**(146,080)**	**2,800,191**
– Profit for the year	**一年度利潤**	**–**	**–**	**2,953,645**	**2,953,645**	**(146,042)**	**2,807,603**
– Other comprehensive loss	**一其他綜合虧損**	**–**	**(7,374)**	**–**	**(7,374)**	**(38)**	**(7,412)**
Dividends paid to non-controlling interests of subsidiaries	**支付附屬公司非控制性權益股利**	**–**	**–**	**–**	**–**	**(178,580)**	**(178,580)**
Capital contribution by non-controlling interests in subsidiaries (Note 22(a)&(b))	**附屬公司非控制性權益增資 (附註22(a)&(b))**	**–**	**–**	**–**	**–**	**453,850**	**453,850**
Acquisition of non-controlling interests in subsidiaries (Note 22(c)&(d))	**收購附屬公司非控制性權益股權 (附註22(c)&(d))**	**–**	**(490,151)**	**–**	**(490,151)**	**(180,806)**	**(670,957)**
Others	**其他**	**–**	**343,786**	**–**	**343,786**	**–**	**343,786**
Balance at 31 December 2012	**二零一二年十二月三十一日結餘**	**11,276,539**	**17,075,389**	**(5,426,130)**	**22,925,798**	**1,627,599**	**24,553,397**

The notes on page 99 to 208 are an integral part of these financial statements. 第99頁至208頁的附註為財務報表的整體部份。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

1. CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the "**Company**"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "**PRC**") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "**Group**") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("**CEA Holding**"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These financial statements were approved for issue by the Company's Board of Directors (the "**Board**") on 26 March 2013.

1. 公司資料

中國東方航空股份有限公司(「**本公司**」)是於一九九五年四月十四日在中華人民共和國(「**中國**」)成立的一間股份有限公司。本公司註冊地址為中國上海市浦東國際機場機場大道66號。本公司及其附屬公司(以下合稱「**本集團**」)主要經營民航業務，包括客運、貨運、郵運、旅遊服務及其他延伸的航空業務。

本公司大部份權益現由一家成立於中國名為中國東方航空集團公司(「**中國東航集團**」)的國有企業所擁有。

本公司的股份在上海證券交易所、香港聯合交易所有限公司及紐約證券交易所上市。

本財務報表已由本公司董事會(「**董事會**」)於二零一二年三月二十六日批准刊發。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(i) Going concern

As at 31 December 2012, the Group's accumulated losses were approximately RMB5.43 billion and its current liabilities exceeded its current assets by approximately RMB35.95 billion. For the year ended 31 December 2012, cash and cash equivalents of the Group decreased by RMB1.35 billion. In preparing the financial statements, the Board considers the adequacy of cash inflows from operations and financing to meet its financial obligations as and when they fall due.

2. 重要會計政策摘要

編製本財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

(a) 編製基準

本集團的財務報表根據國際財務報告準則(「**財務準則**」)及香港《公司條例》的披露規定編製。財務報表按照歷史成本法編製，並就可供出售金融資產、以公允值計量且其變動計入損益的金融資產和金融負債(包括衍生工具)的重估而作出修訂。

(i) 持續經營

截至二零一二年十二月三十一日，本集團的累計虧損約為人民幣54.3億元，流動負債超過流動資產約人民幣359.5億元。於截至二零一二年十二月三十一日止年度，本集團現金及現金等價物下降人民幣13.5億元。於編製本年度財務報表時，本公司董事會結合公司經營及籌資現金流入的情況，對本集團償還到期債務的能力進行了充分詳盡的評估。

104

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(i) Going concern (continued)

As at 31 December 2012, the Group had total unutilised credit facilities of approximately RMB27.09 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the cash inflows from operations and available credit facilities, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group's existed business and mandatory for the first time for the financial year beginning 1 January 2012:

- Amendments to IFRS 7, Financial instruments: Disclosures – Transfer of financial assets: this amendment promotes transparency in the reporting of transfer transactions and improve users' understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on the Company's financial position. The Group did not have any significant transfers of financial assets in previous year or the current year which require disclosures in current accounting year under the amendments and these amendments have had no material impact on the Group.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(i) 持續經營(續)

截至二零一二年十二月三十一日，本集團已簽約但尚未使用的銀行授信額度約為人民幣270.9億元。本公司董事會相信該等授信額度的授信期間在需要時可以延長至以後年度。

鑒於經營活動產生的現金流入及可用的銀行授信額度，本公司董事會認為在未來的十二個月內，本集團可以繼續獲取足夠的融資來源，以保證經營、償還到期債務以及資本性支出所需的資金。據此，本公司董事會確信以持續經營為基礎編製本年度財務報表是恰當的，無需包括任何在本集團及本公司在未能滿足持續經營條件下所需計入的調整。

(ii) 本集團已採納的新訂及已修改的準則

本集團已採用下列目前與本集團的業務相關且必須於二零一二年一月一日開始的財政年度首次採用的新訂準則及對現有準則的修改：

- 與國際財務報告準則7「披露—金融資產的轉讓」相關的修改，此修改將加強轉讓交易報告的透明度，並有助於使用者了解金融資產轉讓的風險以及此等風險對主體財務狀況的影響。本集團在以前年度或二零一二年度沒有發送此類需要按照該項修改在當期披露的重大金融資產轉讓，該項修改對本集團並無重大影響。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group (continued)

- Amendment related to IAS12, "Income taxes". Currently IAS 12, 'Income taxes' requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 "Investment Property". Hence, this amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, 'Income tax – recovery of revalued non-depreciable assets', would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is accordingly withdrawn. This improvement has no material impact on the Group.

(iii) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2012 but not currently relevant to the Group

IFRS 1 (Amendment)	First-time Adoption of IFRSs – Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters
IFRS 1 (Amendment)	First time adoption on hyperinflation and fixed dates

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(ii) 本集團已採納的新訂及已修改的準則(續)

- 與國際會計準則12「所得稅」相關的修改，該項修改規定主體必須計量與資產相關的遞延稅項，視乎主體是否預期可透過使用或出售收回該資產的賬面值。當資產根據國際會計準則40「投資性房地產」使用公允價值計量時，這或會很難和主觀地評估收回是否透過使用或透過出售達成。此修改因此引入了按公允價值入賬的投資性房地產所產生的遞延稅項資產或負債的計量原則的例外情況。由於此項修改，常設解釋委員會解釋公告第21號「所得稅－收回非折舊資產的重估值」將不再適用於按公允價值入賬的投資性房地產。此修改亦將常設解釋委員會解釋公告第21號之前所包含的其餘指引(已撤回)納入國際會計準則12。該項修改對本集團並無重大影響。

(iii) 於二零一二年一月一日開始的財政年度生效但目前不適用於本集團的新訂準則及對現有準則的修改

國際財務報告準則1(修改)	首次採納國際財務報告準則－對首次採納者執行國際財務報告準則7披露的比較數據的有限豁免
國際財務報告準則1(修改)	首次採納有關嚴重惡性通貨膨脹和固定日期的修改

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2012 and which are relevant for the Group's operations

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on after 1 January 2013, but the Group has not early adopted them:

- IAS 19 (Amendment) (effective from 1 January 2013). This amendment eliminate the corridor approach and calculate finance costs on a net funding basis. "Remeasurements" replace "actuarial gains and losses" and include the difference between actual investment returns and the return implied by the net interest cost and any effect of an asset ceiling. They are recognised in other comprehensive income and not recycled to income. The "corridor" method and the option to recognise immediately in the income statement are no longer available. This will increase balance sheet volatility for many entities. The Group will apply the standard retrospectively from 1 January 2013 and the "actuarial gains and losses" will be recognised in other comprehensive income. As at 31 December 2012, the unrecognised actuarial losses is RMB2.89 billion.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iv) 於二零一二年一月一日開始的財政年度仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋

以下為已公佈的準則、修改及對現有準則的詮釋，而本集團必須在二零一三年一月一日開始的會計期間採納，但本集團並無提早採納：

- 國際會計準則19(修改)(從二零一三年一月一日起生效)。此修改刪除了區間法，並按淨注資基準計算融資成本。「重新計量」取代了「精算利得和損失」，其包括實際投資回報和淨利息成本所暗含的回報之間的差異，以及資產上限的影響。重新計量確認為其他綜合收益，並不轉回至收益。「區間」法和在利潤表中立即進行確認的選擇不再可用。這將提高諸多主體資產負債表的波動性。集團將從二零一三年一月一日起採納這一政策。「精算利得和損失」將會確認為其他綜合收益。於二零一二年十二月三十一日，集團賬面未確認的精算損失為人民幣28.9億元。

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2012 and which are relevant for the Group's operations (continued)

- IFRS 9 'Financial Instruments' (effective from January 1, 2013). The standard addresses classification and measurement of financial assets, introducing the following changes: (i) Introduces a single model that has only two classification categories: amortised cost and fair value, which are driven by the entity's business model for managing the financial assets and the contractual characteristics of the financial assets. (ii) Removes the requirement to separate embedded derivatives from financial asset hosts, and requires a hybrid contract to be classified in its entirety at either amortised cost or fair value. (iii) Prohibits reclassifications except in rare circumstances when the entity's business model changes and the changes apply prospectively. (iv) Provides specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitisation. (v) Indicates that all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealised and realised fair value gains and losses on equity investments that are not held for trading. (vi) Removes the cost exemption for unquoted equities and derivatives on unquoted equities but provides guidance on when cost may be an appropriate estimate of fair value. The management is in the process of evaluating the impact of IFRS 9 on the Group and will apply the standard from 1 January 2013.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iv) 於二零一二年一月一日開始的財政年度仍未生效,並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告準則9「金融工具」(從二零一三年一月一日起生效)。此項新準則對金融工具的分類和計量進行規範,主要有以下變化:(i)將金融資產只分類為攤餘成本和公允價值二個分類,對金融資產的分類是以主體管理金融資產的業務模式及金融資產的合同現金流特徵為依據。(ii)取消了將嵌入衍生工具從金融資產主合同中分拆出來的規定,而是要求將混合合同整體分類為攤餘成本或公允價值。(iii)除非在主體的業務模式發生變化的罕見情形下,國際財務報告準則9禁止報告主體對金融資產進行重分類。在需要重分類的情況下,主體應對受到影響的金融資產按未來適用法進行重分類。(iv)對於產生信用風險集中的合同掛鈎金融工具提供了具體指引,而此類工具則是經常存在於對證券化結構性債券的投資。(v)國際財務報告準則9的分類原則指出,所有者權益投資應以公允價值計量。然而,管理層可以選擇將非為交易目的而持有的權益投資的已實現和未實現的公允價值利得和損失計入其他綜合收益。(vi)取消了無市價權益投資和與其相關的衍生工具的成本計量豁免,但提供了關於哪個時點的成本可以作為公允價值的適當估計的指引。管理層正在評估該準則對本集團的影響,並且將從二零一三年一月一日起採納。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2012 and which are relevant for the Group's operations (continued)

- IFRS 10 "Consolidated financial statements" (effective from 1 January 2013). The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. Sets out the accounting requirements for the preparation of consolidated financial statements. The management is in the process of evaluating the impact of IFRS 10 on the Group and will apply the standard from 1 January 2013.

- IFRS 13 "Fair value measurement" (effective from 1 January 2013). IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles ("US GAAP"), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The management is in the process of evaluating the impact of IFRS 13 on the Group and will apply the standard from 1 January 2013.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iv) 於二零一二年一月一日開始的財政年度仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際財務報告準則10「合併報表」(從二零一三年一月一日起生效)。國際財務報告準則10旨在就某一主體如控制一個或多個其他主體而呈報合併財務報表，訂定呈報和編製合併財務報表的原則。界定控制的原則並確立控制權為合併的基準。列明如何應用控制權原則以確定某一投資者是否控制某一被投資公司從而該投資者必須合併該被投資公司。該準則亦列載編製合併財務報表的會計規定。管理層正在評估該準則對本集團的影響，並且將從二零一三年一月一日起採納。

- 國際財務報告準則13「公允價值計量」(從二零一三年一月一日起生效)。國際財務報告準則13旨在加強公允價值的計量和披露的一致性和減低其複雜性，為公允價值提供了一個精確定義，並作為所有國際財務報告準則中有關公允價值計量和披露規定的單一來源。此準則主要為配合國際財務報告準則與美國公認會計原則，並不是擴展公允價值會計法的應用，但提供指引說明如果其他準則(在國際財務報告準則或美國公認會計原則內)已規定或容許時該如何應用。管理層正在評估該準則對本集團的影響，並且將從二零一三年一月一日起採納。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(a) Basis of preparation (continued)

(a) 編製基準(續)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2012 and which are relevant for the Group's operations (continued)

- IAS 1 (Amendment) (effective from 1 July 2013) "Financial statements presentation" regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in "other comprehensive income" (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group will apply the standard from 1 July 2013 and it is not expected to have material impact on the Group's or Company's financial statement.

- IFRS 11 (effective from 1 January 2013) "Joint arrangement". IFRS 11 is a more realistic reflection of joint arrangement by focusing on the right and obligation of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operation has right to assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operation has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Group will apply the standard from 1 January 2013 and it is not expected to have material impact on the Group's or Company's financial statement.

(iv) 於二零一二年一月一日開始的財政年度仍未生效，並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際會計準則1(修改)(自二零一三年七月一日起生效)「財務報表的呈報」有關其他綜合收益。此修改的主要變動為規定主體將在「其他綜合收益」中呈報的項目，按此等項目其後是否有機會重分類至損益(重分類調整)而組合起來。此修改並無針對哪些項目是在其他綜合收益中呈報。本集團將從二零一三年七月一日起採納該準則，並預期對本集團或本公司的財務報表無重大影響。

- 國際財務報告準則11(自二零一三年一月一日起生效)「合營安排」。該準則對合營安排有更實質的反映，集中針對合營安排的權利和義務而非其法定形式。合營安排分為兩大類：共同經營和合營企業。共同經營指其共同經營者有權獲得與安排有關的資產和債務，因此確認其資產、負債、收入和開支的權益。在合營企業中，合營經營者取得安排下淨資產的權利，因此使用權益法入賬。不再容許將合營企業的權益使用比例合併法入賬。本集團將從二零一三年一月一日起採納該準則並且預期對本集團或本公司的財務報表無重大影響。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2012 and which are relevant for the Group's operations (continued)

- IAS 28 (Revised 2011) (effective from 1 January 2013) "Associates and joint ventures". The amendment includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The management is in the process of evaluating the impact of IAS 28 on the Group and will apply the standard from 1 January 2013.

- IFRS 12 (effective from 1 January 2013) "Disclosure of interests in other entities". The amendment includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The management is in the process of evaluating the impact of IFRS 12 on the Group and will apply the standard from 1 January 2013.

- IAS 27 (revised 2011) (effective from 1 January 2013) "Separate financial statements". The amendment includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The management is in the process of evaluating the impact of IAS 27 on the Group and will apply the standard from 1 January 2013.

2. 重要會計政策摘要(續)

(a) 編製基準(續)

(iv) 於二零一二年一月一日開始的財政年度仍未生效,並與本集團經營活動有關的準則、修改及對現有準則的詮釋(續)

- 國際會計準則28(二零一一年修訂)(自二零一三年一月一日起生效)「聯營和合營」。在國際財務報告準則11發佈後,國際會計準則(二零一一修訂)包括有關將合營和聯營按權益法入賬的規定。管理層正在評估該準則對本集團的影響,並將從二零一三年一月一日起採納。

- 國際財務報告準則12(自二零一三年一月一日起生效)「在其他主體權益的披露」。該準則包括在其他主體的所有形式的權益的披露規定,包括合營安排、聯營、特別用途工具和其他資產負債表外工具。管理層正在評估該準則對本集團的影響,並將從二零一三年一月一日起採納。

- 國際會計準則27(二零一一修訂)(自二零一三年一月一日起生效)「獨立財務報表」。國際會計準則的控制權條文已包括在新的國際財務報告準則10,國際會計準則27(二零一一修訂)只載入有關獨立財務報表的條文。管理層正在評估該準則對本集團的影響,並將從二零一三年一月一日起採納。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(b) Consolidation

The Group's consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(b) 合併賬目

合併賬目包括本公司及所有附屬公司截至十二月三十一日止的財務報表。

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group's voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(i) 附屬公司

附屬公司指本集團有權管控其財政及經營政策的所有主體(包括特殊目的主體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一主體時,目前可行使或可兌換的潛在投票權的存在及影響均予考慮。如本集團不持有超過50%投票權,但有能力基於實質控制權而管控財務和經營政策,也會評估是否存在控制權。實質控制權可來自例如增加非控制性權益的數目或股東之間的合約條款等情況。

附屬公司在控制權轉移至本集團之日全面合併入賬。附屬公司在控制權終止之日起停止合併入賬。

本集團利用購買法將業務合併入賬。購買一附屬公司所轉讓的對價,為所轉讓資產、對被收購方的前所有人產生的負債,及本集團發行的股本權益的公允價值。所轉讓的對價包括或有對價安排所產生的任何資產和負債的公允價值。就個別收購基準,本集團可按公允價值或按非控制性權益應佔被購買方淨資產的比例,計量被收購方的非控制性權益。

購買相關成本在產生時支銷。在業務合併中所購買可辨認的資產以及所承擔的負債及或有負債,首先以彼等於購買日期的公允價值計量。

如業務合併分階段進行,收購方之前在被收購方持有的權益按收購日期的公允價值重新計量,並確認損益。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(i) Subsidiaries (continued)

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed (Note (k)(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(i) 附屬公司(續)

集團將轉讓的任何或有對價按收購日期的公允價值計量。被視為資產或負債的或有對價公允價值的其後變動，根據國際會計準則39的規定，在損益中或作為其他綜合收益的變動確認。分類為權益的或有對價不重新計量，其之後的結算在權益中入賬。

附屬公司投資按成本扣除減值列賬。成本經調整以反映修改或有對價所產生的對價變化，成本亦包括投資的直接歸屬成本。

商譽初步計量為轉讓對價與非控制性權益的公允價值總額，超過所購入可辨認資產和承擔負債淨值的差額(附註(k)(i))。如果對價低過所購買附屬公司淨資產的公允價值，該差額在損益中確認。

集團內公司之間的交易、結餘及收支予以對銷。來自集團內公司間的利潤和損失(確認於資產)亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

(ii) 與非控制權益的交易

本集團將其與非控制性權益進行、不導致失去控制權的交易入賬為權益交易－即與所有者以其作為所有者身份進行的交易。所支付任何對價的公允價值與相關應佔所收購附屬公司淨資產賬面值的差額記錄為權益。向非控制性權益的處置的盈虧亦記錄在權益中。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iii) Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

(iv) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iii) 出售附屬公司

當本集團不再持有控制權，在主體的任何保留權益於失去控制權當日重新計量至公允價值，賬面值的變動在損益中確認。公允價值為就保留權益的後續入賬而言的初始賬面值，作為聯營、合營或金融資產。此外，之前在其他綜合收益中確認的任何數額猶如本集團已直接處置相關資產和負債。這意味著之前在其他綜合收益中確認的數額重新分類至損益。

(iv) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團應佔收購後聯營公司的溢利或虧損於合併利潤表內確認，而應佔收購後其他綜合收益的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益按集團在聯營公司權益的數額對銷。除非交易提供了所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

114

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Consolidation (continued)

(iv) Associates (continued)

Dilution gains and losses in associates are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (Note 2(n)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(v) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in that entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realisable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (Note 2(n)). The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

2. 重要會計政策摘要(續)

(b) 合併賬目(續)

(iv) 聯營公司(續)

在聯營公司的攤薄盈虧於合併利潤表確認。

在本公司之資產負債表內，於聯營公司之投資按成本值扣除減值虧損準備列賬(附註2(n))。聯營公司之業績由本公司按已收及應收股息入賬。

(v) 合營公司

合營公司是指本集團，在合約條款下，對其經營活動擁有共同控制決定權的實體。本集團對合營公司的投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

本集團根據合營公司經審計或管理層提供的財務報告，按權益法確認對合營公司的權益份額。本集團自收購日起應佔合營公司的溢利或虧損計入合併利潤表，自收購日後的累計變動乃用作調整投資的賬面值。當本集團所攤佔的合營公司虧損已超過或等於其投資成本，包括任何其他非抵押的應收款，本集團不會確認進一步虧損，除非本集團已代合營公司承擔責任或作出付款。

本集團對向合營公司出售資產中其他合營方應佔的盈虧部份確認入賬。本集團不確認本集團向合營公司購入資產而產生之應佔合營企業盈虧，除非其已將資產轉售予獨立的第三方。然而，若有關虧損證明流動資產的可變現淨值減少或出現減值虧損，交易虧損即時確認。

在本公司之資產負債表內，於合營公司之投資按成本值扣除減值虧損準備列賬(附註2(n))。合營公司之業績由本公司按已收及應收股息入賬。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the functional and presentation currency of the Company and the Group's entities.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within 'finance income or costs'.

2. 重要會計政策摘要(續)

(c) 分部報告

經營分部按照向首席經營決策者提供的內部報告貫徹一致的方式報告。首席經營決策者被認定為作出決策性決定,並負責分配資源和評估經營分部的表現的總經理辦公室。

(d) 外幣換算

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。本財務報表以人民幣呈報,人民幣為本公司及本集團每個實體的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在其他綜合收益中遞延入賬的現金流量對沖和淨投資對沖外,結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在利潤表確認。

與借款和現金及現金等價物有關的匯兑利得和損失在利潤表內的「財務收入或費用」中列報。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and the provision of services in the ordinary course of the Group's activities. Revenue is shown net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired.

(i) Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii) Ground service income

Revenues from the provision of ground services are recognised when the services are rendered.

(iii) Tour operation revenues

Revenues from tour and travel services and other travel related services are recognised when the services are rendered.

(iv) Cargo handling income

Revenues from the provision of cargo handling income are recognised when the service are rendered.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售票款

收入指本集團在日常經營活動過程中出售貨品及提供服務的已收或應收對價的公允值。收入在扣除營業税及增值税、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團即確認收入。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。本集團根據其以往業績並考慮客戶類別、交易種類和每項安排的特點作出估計。

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。

(i) 運輸收入

客運、貨運與郵運收入於提供運輸服務時確認為運輸收入。售出但未使用的機票金額則作為預售票款。

(ii) 地面服務收入

地面服務收入於提供服務時確認。

(iii) 旅遊服務收入

旅遊服務及其他旅遊相關服務均在提供服務時確認收入。

(iv) 貨運處理費收入

提供貨運處理服務的收入將會在服務提供時予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition and sales in advance of carriage (continued)

(v) Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in the income statement upon ticket sales.

(vi) Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles (Note 2(l)).

All other repairs and maintenance costs are charged to the income statement as and when incurred.

2. 重要會計政策摘要(續)

(e) 收入的確認與預售票款(續)

(v) 佣金收入

佣金收入包括由本集團為其他航空公司售票而賺取的款項。佣金收入於機票出售時確認。

(vi) 其他營運收入

其他營運收入包括貨運代理的收入均在提供服務時確認。

(f) 政府補貼

政府補貼在本集團已滿足補貼附帶的條件及有合理的保證相關的補貼將可收取時，按公允值確認。

與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在利潤表中確認。

與購買物業、機器及設備有關之政府補貼列入非流動負債作為遞延政府補貼，並按有關資產之預計年期以直線法在利潤表確認。

(g) 維修與大修費用

對於經營性租賃的飛機及發動機，本集團有責任滿足約定的交還條件。為滿足交還條件的估計大修費用於相關租賃期內按直線法計提。

對於本公司自置及融資租賃的飛機及發動機，大修費用作為物業、機器及設備的一部份進行資本化，並於估計的大修期間內攤銷(附註2(l))。

其他日常維修於發生時計入利潤表。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

(i) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset, including the interest attributable to loans for advance payments used to finance the acquisition of aircraft, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

(j) Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries, associates and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

2. 重要會計政策摘要(續)

(h) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘若貸款或應收賬款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原實際利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款或應收賬款之利息收入利用原實際利率確認。

(i) 借貸成本

為興建任何合資格資產包括為購買新飛機而支付的預付款而產生的借貸成本，在完成和籌備資產作其預定用途所需的期間內予以資本化。其他借貸成本直接計入當期費用。

(j) 當期和遞延所得稅

本期間的稅項支出包括當期和遞延稅項。稅項在利潤表中確認，但與在其他綜合收益中或直接在權益中確認的項目有關者則除外。在該情況下，稅項亦分別在其他綜合收益或直接在權益中確認。

當期所得稅支出根據本公司、其附屬公司、聯營公司及合營公司營運及產生應課稅收入的國家於資產負債表日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅採用負債法就資產和負債的稅基與資產和負債在合併財務報表的賬面值之差額產生的暫時差異撥備。然而，若遞延所得稅負債因商譽的初步確認而產生或遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧的，則不作記賬。遞延稅項採用在資產負債表日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Current and deferred tax (continued)

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in "intangible assets". Goodwill on acquisition of associates and jointly controlled entities is included in "investments in associates" and "investments in jointly controlled entities" and is tested for impairment as part of the overall balances. Separately recognised goodwill is tested for impairment at least annually or whenever there is an indication of impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units according to the identified operating segments that are expected to benefit from the business combination in which the goodwill arose.

(ii) Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expense when incurred.

2. 重要會計政策摘要(續)

(j) 當期和遞延所得税(續)

遞延所得稅資產是確認至未來很可能產生之應課税盈利可抵銷的暫時性差異。

遞延税項就附屬公司、聯營公司及合營公司投資產生之暫時差異而撥備,但本集團可以控制暫時差異之撥回時間,且暫時差異在可預見將來有可能不會撥回則除外。

(k) 無形資產

(i) 商譽

商譽指於收購日期收購成本超過本集團應佔所收購附屬公司、聯營公司及合營公司的可識辨資產公允值的數額。收購附屬公司的商譽包括在無形資產內。收購聯營公司及合營公司的商譽包括在聯營公司及合營公司投資內,並作為整體結餘的一部份一並就減值進行測試。分開確認的商譽至少每年或當有商譽減值現象時就減值進行測試,並按成本減累計減值虧損列賬。商譽的減值虧損不予撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試之目的,商譽會分配至現金產生單元。此項將商譽分配到現金產生單元或現金產生單元組乃根據預期可從業務合併產生的商譽中得益的可識別經營分部。

(ii) 電腦軟件

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期五年攤銷。與發展或維護電腦軟件程式有關的成本在產生時確認為費用。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of five years, starting from the pilot joins the Group.

(m) Property, plant and equipment

Property, plant and equipment is recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the condition for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls (equivalent to approximately 2 to 5 years). Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write down their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other fight equipment, including rotables	10 years
Buildings	15 to 45 years
Other property, plant and equipment	5 to 20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2. 重要會計政策摘要(續)

(l) 遞延飛行員養成費

遞延飛行員養成費指由本集團承擔的與飛行員養成相關的支出。該些支出之目的為保證飛行員為本集團服務一定期限，並自飛行員加入本集團之日起按5年的預期受益期以直線法攤銷。

(m) 物業、機器及設備

物業、機器及設備於購入時按成本列賬，成本包括資產的購買價及其他用於令此資產達至現時用途的費用。

倘某項物業、機器及設備項目各部件的使用年期各有不同，該項目的成本按合理基準在各部件之間進行分配，而每部件則各自計算折舊。

當一項飛機大修進行時，大修費用的成本會包括在物業、機器及設備的賬面價值中，並於估計的大修期間內攤銷。機身大修費用相關的組件以直線法在5至7.5年內攤銷，發動機大修費用相關的組件以實際飛行小時與預期飛行小時(約相當於2到5年)之比例計提折舊。當一項大修完成時，以往大修費用的餘額將全部沖減並計入利潤表。

除上述與大修費用有關的部件外，其他資產乃根據其預計可用年限及估計殘值以直線法攤銷其成本。用於計算每年折舊費用的預計可使用年限列示如下：

自置及融資租賃飛機及發動機	15至20年
其他飛行設備，包括高價周轉件	10年
樓宇	15至45年
其他物業、機器及設備	5至20年

資產的殘值及預計使用年限於資產負債表日重新評估並在適當時作調整。如果資產的賬面價值大於其預期可回收額，則賬面價值將立即減低以可回收金額列報。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(m) Property, plant and equipment (continued)

(m) 物業、機器及設備(續)

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amount and are recognised in the income statement.

出售收益或虧損乃所得收入淨額與資產賬面值的差額，並於利潤表中予以確認。

Construction in progress represents buildings under construction and equipment pending installation. This includes the costs of construction or acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and ready for use.

在建工程為興建中的樓宇及待安裝的設備。在建工程按建造或購置成本列賬，並計入資本化的利息。在資產完成建造並達到可使用狀態前，不計提折舊。

(n) Impairment of investments in subsidiaries, associates, jointly controlled entities and non-financial assets

(n) 附屬公司、聯營公司、合營公司及非金融資產的減值

Assets that have an indefinite useful life or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are Grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年或當有減值跡象時就減值進行測試。其他資產則當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額乃以資產之公允值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單元)的最低層次組合。除商譽外，已計提減值的非金融資產在每個資產負債表日均就減值是否可以撥回進行檢討。

(o) Assets held for sale

(o) 持有待售資產

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and are classified as assets held for sale.

當非流動資產的賬面值極可能透過出售交易收回而非通過使用實現，則將其分類為持有待售資產，按賬面值與公允價值減去處置費用兩者的較低者列賬。

(p) Lease prepayments

(p) 預付租賃款

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

預付租賃款乃土地使用權的購入成本減除累計攤銷。預付租賃款按土地使用權的使用年限以直線法進行攤銷。

(q) Advanced payments on acquisition of aircraft

(q) 飛機預付款

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable finance costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

為確保日後接收飛機而支付給飛機製造商的合同預付款，均連同相應資本化利息確認為資產，記入非流動資產並於飛機交付時轉至物業、機器及設備。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

(s) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(t) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(u) Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2. 重要會計政策摘要(續)

(r) 飛機設備零件

飛機設備零件按成本和可變現淨值兩者的較低者列賬。成本按加權平均法計算。飛機設備零件的成本包括購買價(扣除折扣的淨額)、運費、關税、增值税及其他各項雜費。可變現淨值為在通常業務過程中飛機設備零件的估計銷售價扣除相應的銷售費用。

(s) 應收賬款

應收賬款以公允價值初始確認,其後則以實際利息法,按攤銷成本值扣除減值準備計算。如有客觀證據顯示集團無法按照應收款項的原來條款全數收回欠款,則須為應收賬款作出減值準備。當債務人遇到重大財政困難,例如破產、財政重組、或債務人未能履行償債義務時,可視為該應收賬款有計提減值準備的跡象。撥備額為資產賬面金額與估計未來現金流量按實際利率計算的貼現現值兩者的差額。資產的賬面值透過使用備付賬戶削減,而有關的虧損數額則在利潤表內確認。如一項應收賬款無法收回,該應收賬目將與撥備賬戶撇銷。之前已撇銷的款項如其後收回,將貸記於利潤表內。

(t) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資。

(u) 應付賬款

應付賬款為在日常經營活動中購買商品或服務而應支付的債務。如應付款的支付日期在一年或以內(如仍在正常經營週期中,則可較長時間),其被分類為流動負債;否則分類為非流動負債。

應付賬款以公允價值為初始確認,其後利用實際利率法按攤銷成本計量。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date in which case such borrowings are classified as non-current liabilities.

(w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision.

2. 重要會計政策摘要(續)

(v) 借款

借款按公允值並扣除產生的交易成本初始確認。借款其後按攤銷成本列賬；所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在利潤表確認。

除非本集團有無條件權利將負債的結算遞延至資產負債表日後最少12個月，該借款分類為非流動負債，否則借款分類為流動負債。

(w) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而有可能需要資源流出以償付責任，金額亦能可靠估計時，則本集團需確立撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別內所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備的金額以解除責任所需支出的現值加以確認。支出的現值將運用能反映出當時市場評估貨幣資金時間性價值以及相對於該責任的風險的税前比率來確定。因時間推移導致的撥備的增加則被確認為財務費用。

當履行合同約定義務所發生的不可避免的成本超過了該合同預期的經濟利益流入，則該合同的現時義務被確認和計量為一項撥備。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Leases

(i) A Group company is the lessee

Finance leases

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the minimum lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in the income statement, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used.

2. 重要會計政策摘要(續)

(x) 租賃

(i) 集團內的公司為承租人

融資租賃

本集團租賃若干物業、機器及設備。融資租賃是指將擁有資產的風險及回報實質上轉讓予本集團的租賃。融資租賃的原值乃按在開始時按租賃資產的公允值或最低租賃付款的現值較低者入賬。

每期租金均分攤為資本性支出及財務費用，以達到租賃利率為結欠本金的固定比率。有關租賃負債，在扣除財務費用後，列報於應付款的流動及長期部份。財務費用於租約期內在利潤表中列支，以達到租賃利率為結欠餘額的固定比率。融資租賃的物業、機器及設備的折舊乃根據資產的預計可用年限以直線法攤銷其成本至其估計殘值。

有關售後回租形成一項融資租賃，出售價及賬面淨值的差異將予以遞延並按最低租賃期攤銷。

經營租賃

如租賃擁有權的重大部份風險和回報由出租人保留，分類為經營性租賃。經營性租賃支付的租金(扣除從出租人收取之任何獎勵金後)於租賃期內以直線法在利潤表支銷。

有關售後回租形成一項經營性租賃，出售價及賬面淨值的差異，除卻相關損益由低於或高於市價的未來租賃付款額補償的部份外，則所有損益應立即予以確認。其後的利得與損失將會在整個使用期內予以分期確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. 重要會計政策摘要(續)

(x) Leases (continued)

(x) 租賃(續)

(ii) A Group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(ii) 集團內的公司為出租人

以經營租賃方式分租的資產乃包括在資產負債表的物業、機器及設備中，並按同類物業、機器及設備的預計可使用年限計提折舊，產生的租金收入按直線法於租賃期內確認入賬。

(y) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with certain post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(y) 僱員退休後福利

本集團就退休金及醫療福利參與各省市政府管轄的定額供款計劃。此等計劃供款在發生當期列於利潤表。

此外，本集團提供退休僱員的福利包括退休津貼、交通津貼、社交活動津貼以及其他福利。於資產負債表內就定利退休福利計劃確認的負債為資產負債表日退休後福利負債的現值減計劃資產的公允值，同時包括未確認精算損益及以前服務費用的調整。定利退休福利負債每年根據單位貸記法評估的方法計算。定利退休福利負債的現值是依據未來現金流出及與福利負債支付貨幣相同且到期日與相關的退休福利負債基本相近的政府債券的利率折算。因調整經驗或改變精算假設而產生的精算損益，超過計劃資產的10%與定額福利負債的10%兩者間較高者部份，按僱員的預計平均尚可工作年限平均計入利潤表。

以前服務費用直接記入利潤表，除非該等退休計劃變化需視乎僱員於特定期間(「受益期」)之剩餘服務而定。在此情況下，以前服務費用則在受益期內按直線法攤銷。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) the effective portion of any change in fair value of the derivative financial instrument is recognised directly in equity. Where the forecast transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portion of any change in fair value is recognised in the income statement immediately.

2. 重要會計政策摘要（續）

(z) 金融衍生工具

金融衍生工具在發生時於資產負債表以公允值確認，其後以公允值重新計算。確認後公允值變動的處理視乎該金融衍生工具是否為對沖工具，如是，則視乎其所對沖項目的性質而定。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔案記錄。本集團亦於訂立對沖交易時及按持續基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公允值或現金流量變動的評估。

若金融衍生工具不符合套期會計原則便會被視為買賣工具，其由公允價值轉變而產生的未實現損益均會在利潤表內立即予以確認。

若被界定為非常有效的公允值套期，其公允值的變動將在利潤表內與其相對應的資產或負債公允值的變動一同反映。

若金融衍生工具符合套期會計原則，並且是針對可預期及很可能發生的交易的現金流量，其會計處理如下：

(i) 被視為有效套期的金融衍生工具的公允值變動會直接於儲備中確認。當預計的交易或固定的承諾確認為一項資產或負債時，以前與之相關的確認的儲備將包括在此資產或負債的成本。當套期預測交易影響淨收益或損失時，有關金融衍生工具的累積損益便會在同期間由儲備內轉至利潤表內確認。

(ii) 無效部份的公允值變動會立即於利潤表內予以確認。

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z) Derivative financial instruments (continued)

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(aa) Available-for-sale financial assets

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in other comprehensive income, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(ab) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(ac) Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2. 重要會計政策摘要(續)

(z) 金融衍生工具(續)

當被對沖項目的剩餘期限超過12個月時，對沖衍生工具的全數公平值會被分類為非流動資產或負債，而當被對沖項目的剩餘期限少於12個月時，對沖衍生工具的全數公平值會被分類為流動資產或負債。買賣性質的衍生工具則分類為流動資產或負債。

當一對沖工具到期或出售時，或當一對沖不再符合套期會計處理方法時，所有於當日在儲備的累計利潤或虧損，可在其承諾或預計交易確認時方於利潤表確認。當承諾或預計交易不可能發生時，其累計利潤或虧損則需立即轉入利潤表中列支。

(aa) 可供出售金融資產

除附屬公司、聯營公司及合營公司外的非買賣用途的證券投資，分類為可供出售金融資產並在交易日確認－交易日指本集團承諾購入或出售該資產之日。可供出售金融資產初步按公允值加交易成本確認。本集團在每個資產負債表日評估金融資產的公允值，除減值損失外，所有盈虧會直接在其他綜合收益中反映。當有關投資已終止確認，連同以往直接在儲備確認之累計收益或損失，將會計入利潤表。

本集團在每個資產負債表日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於分類為可供出售的股權證券，在釐定相關的證券是否已經減值時，會考慮證券公允值有否大幅或長期跌至低於其成本值。若可供出售金融資產存在此等證據，相關的累計虧損(按收購成本與當時公允值的差額，減該金融資產之前在利潤表確認的任何減值虧損計算)自權益中剔除並在利潤表記賬。在利潤表確認的股權工具減值虧損不會透過利潤表撥回。

(ab) 股利

分配予本公司股東之股利於本公司股東批准該股利當期確認為本集團之負債。

(ac) 股本

普通股被定義為權益。與新發行股份或期權直接相關的增量成本扣稅後作為一項實收款項的抵減項於權益列示。

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management consider necessary.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group's operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

(i) Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (resulting from purchases and leases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transaction imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward option contracts to manage part of these foreign currency risks. Details of foreign currency forward contracts are disclosed in Note 40(b) to the financial statements.

3. 金融風險管理

(a) 金融風險因素

本集團的活動受多種財務風險：市場風險（包括匯兑風險、公允值利率風險、現金流量利率風險及航油價格風險）、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。本集團在管理層認為必要時利用衍生金融工具對沖若干的風險。

風險管理由資金部（「集團資金部」）按照董事會批准的政策執行。集團資金部透過與集團營運單位的緊密合作，負責確定、評估和對沖財務風險。整體風險管理戰略，以及若干特定範疇，例如外匯風險、利率風險、信貸風險、衍生和非衍生金融工具的書面的使用政策等，均有董事會批復。

(i) 外匯風險

本集團的業務跨越多個國家和地區，取得的收入包含多種貨幣且本集團期末外幣負債遠大於外幣資產，本集團最主要的負債項目（源於購買或租賃飛機）大多是以美元等貨幣計價和結算的。本集團可能面臨多種外幣與人民幣匯率變動風險。

人民幣是受中國政府管制的非自由兑換貨幣。中國政府在外幣匯兑交易方面的限制可能導致未來匯率相比現行或歷史匯率波動較大。

此外，匯率的波動還將影響本集團未來飛機、航材、航油、起降費等來源於境外的採購成本。

本集團通過簽訂一定的外匯遠期期權合約以對沖此外匯風險。有關外匯遠期合約的詳細情況參見財務報表附註40(b)相關部份。

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(i) Foreign currency risk (continued) (i) 外匯風險(續)

The following table details the Group's and the Company's exposure at the balance sheet date to major currency risk.

下表披露了集團及公司在財務報告日的外匯風險。

Group 集團

		2012 二零一二年			2011 二零一一年		
		USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,259,043**	**156,354**	**161,020**	1,308,300	121,646	140,143
Restricted bank deposits and short-term bank deposits	限制性存款和短期銀行存款	**16,082**	**9,818**	**39,724**	16,145	9,302	24,637
Cash and cash equivalents	現金及現金等價物	**372,387**	**38,175**	**30,451**	520,976	19,753	5,425
Deposits relating to aircraft under operating leases	經營性租賃飛機押金	**562,199**	**-**	**-**	594,354	-	-
Trade and other payables	應付賬款及其他應付款	**(248,604)**	**(166)**	**(3,355)**	(448,593)	(278)	(2,754)
Obligations under finance leases	融資租賃負債	**(18,751,982)**	**-**	**(667,351)**	(17,891,918)	-	-
Borrowings	借款	**(31,605,345)**	**-**	**(303,433)**	(24,994,674)	-	-
Currency derivatives at notional value	衍生工具名義本金	**364,559**	**-**	**-**	289,841	-	-
Net balance sheet exposure	資產負債表淨值	**(48,031,661)**	**204,181**	**(742,944)**	(40,605,569)	150,423	167,451

Company 公司

		2012 二零一二年			2011 二零一一年		
		USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元	USD 美元 RMB'000 人民幣千元	Euro 歐元 RMB'000 人民幣千元	JPY 日元 RMB'000 人民幣千元
Trade and other receivables	應收賬款及其他應收款	**1,133,769**	**60,826**	**161,020**	1,040,821	5,422	133,706
Restricted bank deposits and short-term bank deposits	限制性存款和短期銀行存款	**16,082**	**9,818**	**39,724**	16,145	6,016	24,637
Cash and cash equivalents	現金及現金等價物	**263,523**	**35,431**	**30,268**	453,753	7,938	1,021
Deposits relating to aircraft under operating leases	經營性租賃飛機押金	**251,411**	**-**	**-**	262,420	-	-
Trade and other payables	應付賬款及其他應付款	**(215,474)**	**-**	**(254)**	(432,582)	-	-
Obligations under finance leases	融資租賃負債	**(14,733,182)**	**-**	**(667,351)**	(14,133,574)	-	-
Borrowings	借款	**(25,176,398)**	**-**	**(303,433)**	(18,587,048)	-	-
Currency derivatives at notional value	衍生工具名義本金	**364,559**	**-**	**-**	289,841	-	-
Net balance sheet exposure	資產負債表淨值	**(38,095,710)**	**106,075**	**(740,026)**	(31,090,224)	19,376	159,364

0(1 130

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(i) Foreign currency risk (continued) (i) 外匯風險(續)

The following table indicates the approximate change in the Group's profit and loss and other components of consolidated equity in response to a 1% appreciation of the RMB against the following major currencies at the balance sheet date.

下表顯示於資產負債表日，倘人民幣對其他貨幣升值1%，對本集團和本公司的稅前損益及權益的其他組成部分的影響。

Group 集團

		2012 二零一二年		2011 二零一一年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**483,962**	**988**	406,797	(222)
Euro	歐元	**(2,042)**	**–**	(1,504)	–
Japanese Yen	日元	**7,429**	**–**	(1,675)	–

Company 公司

		2012 二零一二年		2011 二零一一年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
US dollars	美元	**384,603**	**988**	311,644	(222)
Euro	歐元	**(1,061)**	**–**	(194)	–
Japanese Yen	日元	**7,400**	**–**	(1,594)	–

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(ii) Interest rate risk

The Group's interest-rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 34 and 40(a) to the financial statements.

To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates.

The following table details the interest rate profiles of the Group's and the Company's interest-bearing financial instruments at the balance sheet date.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(ii) 利率風險

本集團的利率風險主要來自借款及融資租賃負債。按變動利率借入的借款令本集團承受現金流量利率風險。按固定利率借入的借款令本集團承受公允值利率風險。本集團借款利率、償還條款以及利率掉期披露於財務報告的附註34和附註40(a)。

為了對沖由於市場利率變化所引起的現金流變動，本集團透過一定的利率掉期合約將浮動利率轉化為固定利率。

下表顯示了集團及公司在財務報告日的帶息金融工具的概況。

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Floating rate instruments	**浮動利率工具**				
Cash and cash equivalents	現金及現金等價物	**2,503,079**	3,852,681	**611,890**	847,544
Restricted bank deposits and short-term bank deposits	限制性存款和短期銀行存款	**1,726,251**	2,894,287	**109,543**	360,168
Borrowings	借款	**(35,256,709)**	(35,256,801)	**(28,516,031)**	(26,133,256)
Obligation under finance leases	融資租賃負債	**(21,857,978)**	(20,260,822)	**(17,476,210)**	(16,134,172)
		(52,885,357)	(48,770,655)	**(45,270,808)**	(41,059,716)
Interest rate swaps at notional amount	利率互換合約名義本金	**5,598,774**	4,075,758	**5,598,774**	4,075,758
		(47,286,583)	(44,694,897)	**(39,672,034)**	(36,983,958)

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(ii) Interest rate risk (continued) (ii) 利率風險(續)

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Fixed rate instruments	**固定利率工具**				
Borrowings	借款	**(10,479,409)**	(6,517,792)	**(6,907,100)**	(4,455,859)
Interest rate swaps at notional amount	利率互換合約名義本金	**240,307**	303,368	**240,307**	303,368
		(10,239,102)	(6,214,424)	**(6,666,793)**	(4,152,491)

The following table indicates the approximate change in the Group's profit and loss and other components of equity, taking into the consideration of the interest rate swap, if interest rate had been 25 basis points higher with all other variables held constant.

下表顯示了在其他變量保持穩定的情況下，並考慮利率互換影響後，若利率上升25個基準點對集團及公司的損益以及權益的其他組成部份的影響。

		2012 二零一二年		2011 二零一一年	
		Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	**Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元**	Effect on profit and loss 對損益的影響 RMB'000 人民幣千元	Effect on other components of equity 對權益其他部分的影響 RMB'000 人民幣千元
Floating rate instruments	浮動利率工具	**(122,532)**	**(13,997)**	(118,952)	(10,189)

(iii) Fuel price risk (iii) 航油價格風險

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for 36% of the Group's operating expenses (2011: 37%).

由於航油為本集團一項主要營運支出，因此本集團的業績容易受到航油價格波動所影響。航油支出佔集團營運支出的36%(二零一一年：37%)。

As at 31 December 2012, the Group had no open crude oil option contracts, and all the contracts signed in past years had been settled before 31 December 2012.

於二零一二年十二月三十一日，本集團不存在尚未到期的原油期權合約，且以前年度簽訂的原油期權合約已於二零一二年十二月三十一日全部到期。

For the year ended 31 December 2012, if fuel price had been 5% higher/lower with all other variables held constant (excluding the impact of crude oil option contracts), the Group's fuel cost would have been RMB1,494 million higher/lower.

於二零一二年十二月三十一日止年度，在其他變量保持不變的情況下(不包括原油期權的影響)，倘若平均航油價格上升／降低5%，本集團航油成本將上升／降低人民幣14.94億元。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(iv) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB812 million as at 31 December 2012 (2011: approximately RMB756 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 47(c)(iii)). The management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high credit rating. The Group has policies that limit the amount of credit exposure to any one financial institution. Management does not expect any losses from non-performance by these banks.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(iv) 信貸風險

本集團的信貸風險主要歸於現金及現金等價物，衍生金融工具，在銀行及其他金融機構的存款以及銷售代理人的信貸風險。

本集團的應收賬款中大部份為應收參與「開賬與結算計畫」(「BSP」)的代理人的款項，它是國際航協建立的供航空公司和代理人之間使用的銷售結算系統。於二零一二年十二月三十一日，本集團應收BSP代理人的款項約為人民幣8.12億元(二零一一年：人民幣7.56億元)。集團對於和BSP有關的信貸風險和其餘應收賬款持續維護，同時，管理層評估其壞賬減值準備的可能性，在必要時，適當地計提壞賬減值準備。

本集團在管理現金及現金等價物時，主要是將其存放於國有銀行及其他一些銀行，國際信用評級機構對這些銀行有很高的信用等級評價。同時，集團還將現金及現金等價物存放於其控股股東控制的金融財務機構(附註47(c)(iii))。管理層認為不會從這些銀行和金融機構中承擔任何不履約所造成的損失。

衍生金融工具交易只與信用等級評價較高的金融機構進行。在報告期內，並無信貸超出所定限額，而管理層亦不預期因此等對方任何不履約的行為而產生虧損。

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations, bonds and bank loans (both short and long term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 31 December 2012, the Group's net current liabilities amounted to RMB35,948 million (2011: RMB29,679 million). For the year ended 31 December 2012, the Group recorded a net cash inflow from operating activities of RMB12,617 million (2011: inflow RMB13,623 million), a net cash outflow from investing activities and financing activities of RMB13,963 million (2011: outflow RMB12,803 million), and a decrease in cash and cash equivalents of RMB1,349 million (2011: increase of RMB820 million).

The Directors of the Company believe that cash from operations and short and long term borrowings will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes (see Note 2(a)).

3. 金融風險管理（續）

(a) 金融風險因素（續）

(v) 流動資金風險

本集團的主要現金需求用於日常運營，飛機、發動機及飛行設備的添置或改良及償還其相關貸款或負債。本集團通過營運業務及銀行短期及長期貸款所得的綜合資金來滿足其營運資金的需求。本集團通常以融資租賃或銀行貸款的方式來購買飛機。

本集團是在淨流動負債下經營，於二零一二年十二月三十一日，本集團淨流動負債為人民幣359.48億元（二零一一年：人民幣296.79億元）。於二零一二年十二月三十一日止年度，本集團錄得的經營活動現金淨流入約為人民幣126.17億元（二零一一年：流入人民幣136.23億元），投資活動及融資活動的淨現金流出約為人民幣139.63億元（二零一一年：流出人民幣128.03億元），現金及現金等價物減少約人民幣13.49億元（二零一一年：增加約人民幣8.20億元）。

本公司董事認為本集團將可通過營運及銀行短期及長期貸款取得足夠的營運資金。由於行業的性質多變，本集團透過保留已承諾的信用額以取得較靈活的籌資方法。本公司董事相信本集團已向中國境內銀行獲得充足的信貸額度，用以應付未來資本性開支及日常營運所需資金（附註2(a)）。

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued)

(a) Financial risk factors (continued)

(v) Liquidity risk (continued)

The table below analyses the Group's and the Company's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. 金融風險管理(續)

(a) 金融風險因素(續)

(v) 流動資金風險(續)

下表顯示本集團和本公司的金融負債及以淨額基準結算的金融負債，按照相關的到期組別，根據由資產負債表日至合約到期日的剩餘期間進行分析。在表內披露的金額為合約性未貼現的現金流量。由於貼現的影響不大，故此在12個月內到期的結餘相等於其賬面值。

		Group 集團			
		Less than 1 year 一年以下 RMB'000 人民幣千元	Between 1 and 2 years 一至兩年內 RMB'000 人民幣千元	Between 2 and 5 years 兩至五年內 RMB'000 人民幣千元	Over 5 years 五年以上 RMB'000 人民幣千元
At 31 December 2012	**二零一二年十二月三十一日**				
Borrowings	借款	**23,690,528**	**7,780,344**	**8,846,834**	**8,736,557**
Derivative financial instruments	金融衍生工具	**504**	**–**	**122,751**	**216,895**
Obligations under finance leases	融資租賃負債	**3,004,452**	**3,059,744**	**8,685,669**	**9,027,940**
Trade and other payables	應付賬款及其他應付款	**18,871,661**	**71,236**	**329,988**	**58,665**
Provision for return condition checks for aircraft under operating lease	經營租賃飛機退租檢修準備	**734,205**	**818,199**	**1,381,893**	**864,465**
Other long term liability	其他長期負債	**26,500**	**26,988**	**76,610**	**79,629**
Total	**總額**	**46,327,850**	**11,756,511**	**19,443,745**	**18,984,151**
At 31 December 2011	二零一一年十二月三十一日				
Borrowings	借款	19,129,172	8,959,738	10,053,089	6,255,055
Derivative financial instruments	金融衍生工具	1,099	1,987	110,487	219,411
Obligations under finance leases	融資租賃負債	2,790,844	2,846,797	7,836,047	8,448,826
Trade and other payables	應付賬款及其他應付款	18,650,034	71,410	148,515	67,210
Other long term liability	其他長期負債	115,645	117,963	324,703	350,095
Total	總額	40,686,794	11,997,895	18,472,841	15,340,597

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(a) Financial risk factors (continued) (a) 金融風險因素(續)

(v) Liquidity risk (continued) (v) 流動資金風險(續)

		Company 公司			
		Less than 1 year 一年以下 RMB'000 人民幣千元	Between 1 and 2 years 一至兩年內 RMB'000 人民幣千元	Between 2 and 5 years 兩至五年內 RMB'000 人民幣千元	Over 5 years 五年以上 RMB'000 人民幣千元
At 31 December 2012	二零一二年十二月三十一日				
Borrowings	借款	**21,049,778**	**4,274,259**	**6,251,534**	**6,315,543**
Derivative financial Instruments	金融衍生工具	**504**	**–**	**122,751**	**216,895**
Obligations under finance leases	融資租賃負債	**2,306,694**	**2,348,170**	**6,776,545**	**7,707,677**
Trade and other payables	應付賬款及其他應付款	**18,383,799**	**71,236**	**131,913**	**58,665**
Provision for return condition checks for aircraft under operating lease	經營租賃飛機退租檢修準備	**88,081**	**586,490**	**647,745**	**440,318**
Other long term liability	其他長期負債	**13,852**	**14,101**	**40,694**	**46,286**
Total	**總額**	**41,842,708**	**7,294,256**	**13,971,182**	**14,785,384**
At 31 December 2011	二零一一年十二月三十一日				
Borrowings	借款	15,480,104	7,656,356	4,803,315	3,630,257
Derivative financial Instruments	金融衍生工具	1,099	1,987	110,487	219,411
Obligations under finance leases	融資租賃負債	2,278,734	2,298,934	6,190,003	6,690,780
Trade and other payables	應付賬款及其他應付款	13,905,802	71,410	80,041	67,210
Other long term liability	其他長期負債	88,004	88,784	239,055	258,395
Total	總額	31,753,743	10,117,471	11,422,901	10,866,053

3. FINANCIAL RISK MANAGEMENT (continued)

3. 金融風險管理(續)

(b) Capital risk management

(b) 資本風險管理

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

本集團的資本管理政策，是保障集團能繼續營運，以為股東提供回報和為其他權益持有者提供利益，同時維持最佳的資本結構以減低資本成本。

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

為了維持或調整資本結構，本集團可能會調整支付予股東的股息數額、發行新股或出售資產以減低債務。

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio at 31 December 2012 and 2011 were as follows:

本集團利用資產負債率監察其資本，此比率按照總負債除以總資產計算。於二零一二年及二零一一年十二月三十一日，資產負債率如下：

		2012 **二零一二年** **RMB'000** **人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Total liabilities	總負債	**99,265,166**	92,933,774
Total assets	總資產	**123,818,563**	114,738,881
Debt ratio	資產負債率	**0.80**	0.81

(c) Fair value estimation of financial assets and liabilities

(c) 金融資產和金融負債的公允值評估

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

下表分析了通過公允價值計量架構披露金融工具的公允價值。不同層級的定義如下：

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

- 相同資產或負債在活躍市場的報價(未經調整)(第1層)。
- 除了第1層所包括的報價外，該資產和負債的可觀察的其他輸入，可為直接(即例如價格)或間接(即源自價格)(第2層)。
- 資產和負債並非依據可觀察市場數據的輸入(即非可觀察輸入)(第3層)。

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued) (c) 金融資產和金融負債的公允值評估(續)

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2012 and 31 December 2011.

下表顯示本集團資產和負債按二零一二年及二零一一年十二月三十一日計量的公允價值。

		Group 集團			
		Level 1 第一層 RMB'000 人民幣千元	Level 2 第二層 RMB'000 人民幣千元	Level 3 第三層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
At 31 December 2012	**二零一二年十二月三十一日**				
Assets	**資產**				
Derivatives financial instruments	金融衍生工具				
– Forward foreign exchange contracts (Note 40(b))	一外匯遠期合約(附註40(b))	–	18,074	–	18,074
Available-for-sale financial assets	可供出售金融資產	1,955	–	232,735	234,690
Total	**總額**	1,955	18,074	232,735	252,764
Liabilities	**負債**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	一利率互換合約(附註40(a))	–	295,005	–	295,005
– Forward foreign exchange contracts (Note 40(b))	一外匯遠期合約(附註40(b))	–	45,146	–	45,146
Total	**總額**	–	340,151	–	340,151

		Group 集團			
		Level 1 第一層 RMB'000 人民幣千元	Level 2 第二層 RMB'000 人民幣千元	Level 3 第三層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
At 31 December 2011	二零一一年十二月三十一日				
Assets	資產				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	一利率互換合約(附註40(a))	–	4,279	–	4,279
– Forward foreign exchange contracts (Note 40(b))	一外匯遠期合約(附註40(b))	–	86	–	86
Available-for-sale financial assets	可供出售金融資產	2,344	–	238,036	240,380
Total	總額	2,344	4,365	238,036	244,745
Liabilities	負債				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	一利率互換合約(附註40(a))	–	267,909	–	267,909
– Forward foreign exchange contracts (Note 40(b))	一外匯遠期合約(附註40(b))	–	65,075	–	65,075
Total	總額	–	332,984	–	332,984

3. FINANCIAL RISK MANAGEMENT (continued) 3. 金融風險管理(續)

(c) Fair value estimation of financial assets and liabilities (continued) (c) 金融資產和金融負債的公允值評估(續)

		Company 公司			
		Level 1 第一層 RMB'000 人民幣千元	Level 2 第二層 RMB'000 人民幣千元	Level 3 第三層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
As at 31 December 2012	**二零一二年十二月三十一日**				
Assets	**資產**				
Derivatives financial instruments	金融衍生工具				
– Forward foreign exchange contracts (Note 40(b))	–外匯遠期合約(附註40(b))	**–**	**18,074**	**–**	**18,074**
Available-for-sale financial assets	可供出售金融資產	**–**	**–**	**216,256**	**216,256**
Total	**總額**	**–**	**18,074**	**216,256**	**234,330**
Liabilities	**負債**				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	–利率互換合約(附註40(a))	**–**	**295,005**	**–**	**295,005**
– Forward foreign exchange contracts (Note 40(b))	–外匯遠期合約(附註40(b))	**–**	**45,146**	**–**	**45,146**
Total	**總額**	**–**	**340,151**	**–**	**340,151**

		Company 公司			
		Level 1 第一層 RMB'000 人民幣千元	Level 2 第二層 RMB'000 人民幣千元	Level 3 第三層 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
As at 31 December 2011	二零一一年十二月三十一日				
Assets	資產				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	–利率互換合約(附註40(a))	–	4,279	–	4,279
– Forward foreign exchange contracts (Note 40(b))	–外匯遠期合約(附註40(b))	–	86	–	86
Available-for-sale financial assets	可供出售金融資產	–	–	221,557	221,557
Total	總額	–	4,365	221,557	225,922
Liabilities	負債				
Derivatives financial instruments	金融衍生工具				
– Interest rate swaps (Note 40(a))	–利率互換合約(附註40(a))	–	267,909	–	267,909
– Forward foreign exchange contracts (Note 40(b))	–外匯遠期合約(附註40(b))	–	65,075	–	65,075
Total	總額	–	332,984	–	332,984

3. FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry Group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2 of the above table.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

3. 金融風險管理(續)

(c) 金融資產和金融負債的公允值評估(續)

在活躍市場買賣的金融工具的公允價值根據資產負債表日的市場報價列賬。當報價可即時和定期從證券交易所、交易商、經紀、業內人士、定價服務者或監管代理獲得，而該等報價代表按公平交易基準進行的實際和常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。

沒有在活躍市場買賣的金融工具(例如場外衍生工具)的公允價值利用估值技術釐定。估值技術儘量利用可觀察市場數據(如有)，儘量少依賴主體的特定估計。如計算一金融工具的公允價值所需的所有重大輸入為可觀察數據，則該金融工具列入第2層。

如一項或多項重大輸入並非根據可觀察市場數據，則該金融工具列入第3層。

用以估值金融工具的特定估值技術包括：

- 同類型工具的市場報價或交易商報價。
- 利率掉期的公允價值根據可觀察收益率曲線，按估計未來現金流量的現值計算。
- 遠期外匯合同的公允價值利用資產負債表日期的遠期匯率釐定，而所得價值折算至現值。
- 其他技術，例如折算現金流量分析，用以釐定其餘金融工具的公允價值。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2(e) to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management annually evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(b) Frequent flyer programme

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits and estimated fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

(c) Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgments or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgments or estimates could significantly affect the estimated provision for costs of return condition checks.

4. 重要會計估計及判斷

編製財務報表時所採用的估計和判斷會被根據過往經驗和其他因素持續進行評估，包括在有關情況下相信對未來事件的合理預測。本集團對未來作出估計和假設。會計估計如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估計和假設討論如下：

(a) 收入的確認

本集團根據附註2(e)所述的會計政策確認收入。未被使用的客票於管理層認為承運責任已消除時確認為收入。管理層定期對預售票款進行評估，由評估產生的任何可能重大的調整，均反映在評估完成當期的利潤表中。

此等調整是由於對收入交易的估算、未被使用的客票確認為收入的時間及相關銷售價格的估計不同而產生不同的判斷結果，這受各種因素的影響，包括複雜的價格結構及承運人之間的互運協議，均會影響收入的確認時間。

(b) 常旅客計劃

本公司的常旅客計劃根據會員累計的里程給予對應的獎勵積分。獎勵積分被兑換或者失效之前，與獎勵積分相關的承運票款收入部分會被遞延。遞延收入乃根據歷史積分的兑換情況估計未來積分的兑換率及未兑換里程的公允價值而釐定，不同的判斷或估計對預計的常旅客計劃撥備及當期損益有重大影響。

(c) 經營性租賃飛機的退租檢修準備

經營性租賃飛機的退租檢修準備是按退租時所需進行的指定檢修的估計費用計提。該等估計費用需要對預計的飛行小時、飛行循環、大修時間間隔進行估計。這些估計在相當大程度上是根據過去相同或類似飛機型號的退租經驗、實際發生的大修費用，以及飛機使用狀況的歷史數據進行的。不同的判斷或估計對預計的退租檢修準備有重大影響。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(d) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provide retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2(y) to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is disclosed in Note 38 to the financial statements.

(e) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2(j) to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(f) Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

4. 重要會計估計及判斷(續)

(d) 退休福利

本集團實施及保持的定利退休福利計劃包括為退休僱員提供交通津貼、社交活動津貼以及其他福利。如附註2(y)所示，提供的上述定利退休福利計劃下的福利費用根據各種精算假設按單位貸記法計算，並在僱員的服務期內確認。這些假設包括，但不限於折現率、人均福利的年增長率及僱員流失率等。折現率是在管理層對當地高品質企業債券審閱的基礎上確定的，人均福利的年增長率取決於當地經濟狀況，僱員流失率是根據本集團歷史趨勢確定的。關於僱員退休福利計劃的其他情況見附註38。

(e) 遞延稅項

根據財務報表附註2(j)所述的會計政策，在考慮確認遞延所得稅資產的金額時，本集團會考慮預計未來應課稅溢利及可行的持續稅項計劃策略。在有證據顯示本集團的預計未來應課稅溢利及適用的稅項計劃策略的利益有變時，或在現行稅法的改變對本集團的稅務虧損結餘沖銷未來應課稅溢利的可用性有變時，本集團會調整已確認的遞延所得稅淨資產及所得稅費用。

(f) 飛機設備零件的跌價準備

飛機設備零件的跌價準備是根據賬面值和可實現淨值的差異計提。可實現淨值是根據當前市場情況、歷史經驗和本公司對飛機和相關設備零件的未來運營計劃估計而確定，且可能由於市場情況和飛機及相關設備零件的未來計劃的變動而大幅調整。

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(g) Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhauls costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgments or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to airframe and engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(h) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2(k) and Note 2(m) to the financial statements. The recoverable amounts of cash generating units have been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates, etc.

4. 重要會計估計及判斷(續)

(g) 物業、機器及設備的折舊

對與自購及融資租賃飛機及發動機大修相關的替換件，本集團根據預計的大修費用以及大修之間的時間間隔、飛行小時或飛行循環計提折舊，該等估計是根據以往相同或相似型號的飛機及發動機的飛行及大修歷史經驗進行的。不同的估計可能會影響其折舊金額進而影響當期損益。

除機身和發動機相關的大修費用外，其他物業、機器及設備在考慮其估計殘值後按預計使用年限以直線法計提折舊。可使用年限是本集團根據以往同類資產的經驗並結合預期的技術改變確定。本集團定期審閱資產的預計可使用年限，以確定在任何報告期間折舊費用的準確記錄。如果估計發生重大變化，集團會對未來期間的折舊費用進行調整。

(h) 預計物業、機器及設備和無形資產減值

根據財務報表附註2(k)以及附註2(m)所述的會計政策，本集團須測試物業、機器及設備及無形資產是否出現減值。現金產生單元的可收回金額按照公允價值扣除銷售成本以及使用價值計算而釐定。該使用價值是根據經管理層批准的財務預算及相關假設，例如客運公里收入水準、載運率、飛機利用率及貼現率等，計算所得。

1 4 4

5. REVENUES

5. 收入

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

本集團主要經營民航業務，包括客運、貨運、郵運、旅遊業務及其他延伸運輸服務。

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Traffic revenues	運輸收入	**79,444,443**	76,513,636
– Passenger	一客運	**71,418,995**	68,433,970
– Cargo and mail	一貨運及郵運	**8,025,448**	8,079,666
Tour operation income	旅遊服務收入	**2,111,051**	2,115,520
Ground service income	地勤服務收入	**1,959,107**	2,104,604
Cargo handling income	貨物處理收入	**160,328**	278,724
Commission income	佣金收入	**96,418**	95,426
Others	其他	**1,481,970**	1,295,220
		85,253,317	82,403,130

Notes:

Before 1 January 2012, the major elements of the Group's revenues were subject to business tax levied at rates of 3% or 5%. The Group's revenues from the provision of international transportation services are exempted from business tax from 1 January 2010, pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by the Ministry of Finance ("**MoF**") and the State Administration of Taxation ("**SAT**").

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries in Shanghai from business tax ("**BT**") to Value Added Tax ("**VAT**") (Cai Shui [2011] No. 111) issued by MoF and SAT, traffic revenue of the Company and subsidiaries located in Shanghai and other revenues (including ground service income, cargo handling income, commission income and part of others) generated in Shanghai are subjected to VAT levied at rates of 11% or 6% from 1 January 2012, instead of BT.

Pursuant to the notice of the pilot programme for the transformation of transportation and certain modern service industries from BT to VAT in Beijing and other eight provinces/cities (Cai Shui [2012] No.71) issued by MoF and SAT, traffic revenue and other revenues (including ground service income, cargo handling income, commission income and part of others) generated by subsidiaries located in Beijing and other eight provinces/cities scoped in the notice are subjected to VAT levied at rates of 11% or 6% with different effective date ranging from 1 September 2012 to 1 December 2012.

The VAT input generated from purchase of fuel, take-off and landing services, food and beverages, property, plant and equipment, and certain BT paid by the branches of the Company outside above notice scope can be used to deduct the VAT output generated from taxable revenue.

The traffic revenue and other revenue generated in other locations of China will continue to be subject to business tax at rates of 3% or 5%.

As a result of the implementation of aforementioned reform from BT to VAT (i.e. the relevant portion of the Group's operations have been changed to VAT instead of BT as they were in prior year), revenue of the Group for the year ended 31 December 2012 decreased by RMB2,954 million and operating expenses of the Group decreased by RMB3,132 million resulting in an increase in profit before income tax of RMB178 million for the year ended 31 December 2012.

The business tax incurred and offset against the above Group's revenues for the year ended 31 December 2012 amounted to approximately RMB670 million (2011: approximately RMB1,803 million).

註釋：

在二零一二年一月一日前，本集團絕大部分的收入需按3%或5%計繳營業税。根據中華人民共和國財政部、國家税務總局發出的《財政部、國家税務總局關於國際運輸勞務免徵營業税的通知》(財税[2010]8號)的規定，自二零一零年一月一日起，本集團提供的國際運輸勞務免徵營業税。

根據中華人民共和國財政部、國家税務總局發出的《關於在上海市開展交通運輸業和部分現代服務業營業税改徵增值税試點的通知》(財税[2011]111號)，自二零一二年一月一日起，本公司及上海地區的子公司所提供之運輸服務收入和於上海提供的其他服務收入(包括地面服務收入，貨物處理收入，佣金收入及部分其他收入)將改按11%或6%計繳增值税。

根據中華人民共和國財政部、國家税務總局《關於在北京等8省市開展交通運輸業和部份現代服務業營業税改徵增值税試點的通知》(財税[2012]71號)，本集團於北京和其他試點8省市的子公司提供的運輸服務收入及本集團於北京和其他試點的8省市提供的其他服務收入(包括地面服務收入、貨物處理收入、佣金收入及部分其他收入)將按11%或6%計繳增值税。營業額改徵增值税於二零一二年九月一日至二零一二年十二月一日期間內根據上述通知的規定分別於北京和其他試點8省市生效。

購買航空油料、起降服務、餐食和物業、機器及設備產生的增值税進項税額，及本公司不屬於上述試點地區範圍的分公司繳納的營業税可用以抵扣應税收入產生的增值税銷項税額。

本集團於中國其他地區提供的運輸服務收入和其他服務收入仍需按3%或5%計繳營業税。

由於實施上述從營業税改增值税改革(即本集團相關業務已經從以往年度繳納營業税改為繳納增值税)，本集團截至二零一二年十二月三十一日止年度，收入減少約人民幣29.54億元，經營開支減少約人民幣31.32億元，税前利潤增加約人民幣1.78億元。

截至二零一二年十二月三十一日止年度，已抵銷上述本集團收入的營業税約為人民幣6.70億元(二零一一年：約人民幣18.03億元。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

6. OTHER OPERATING INCOME 6. 其他營業收入

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Other operating income (Note)	**其他營業收入**(註釋)		
– Government subsidies	一政府補貼	**1,719,626**	1,061,451

Note:

Government subsidies represent (i) subsidies of RMB353 million (2011: RMB78 million) based on certain amount of tax paid granted by governments to the Group; and (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the year ended 31 December 2012.

註釋：

政府補貼主要為：(i)各地方政府給於本集團的稅收返還，共計人民幣3.53億元(二零一一年：人民幣0.78億元)；(ii)各地方政府為鼓勵本集團經營當地航線而給予的補貼。

截至二零一二年十二月三十一日止年度，本集團並沒有與已確認的政府補貼相關的未滿足的條件及其他或有事項。

7. SEGMENT INFORMATION 7. 分部資料

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。

本集團存在一個業務分部，即「航空業務分部」，包括客運、貨運、郵運、地面服務及貨物處理收入。

對於其他服務，包括旅遊服務、航空培訓、航空餐食以及其他各項業務，由於未包括在向主要營運決策者匯報的航空業務分部報告中，因此未將該等業務納入航空業務報告分部。該等業務的業績併入「其他業務分部」。

分部之間的交易按與無關聯第三方交易相若的商業條款及條件進行。

根據國際財務報告準則第8號，分部資料披露的準備方式應與本集團的主要經營決策者使用的資料一致。本集團的主要經營決策者以按中國企業會計準則所編製的財務業績來監控各報告分部的業績、資產及負債，其在某些方面與國際財務報告準則有所不同。每項因本集團的不同會計政策所編製的報告分部收入及稅前利潤的重大調節項目已列示於附註7(c)。

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

The segment results for the year ended 31 December 2012 are as follows:

截至二零一二年十二月三十一日止年度的分部業績如下列示:

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Reportable segment revenue from external customers	對外客戶的報告分部收入	83,127,233	2,442,017	-	-	85,569,250
Inter-segment sales	分部間抵銷	-	261,631	(261,631)	-	-
Reportable segment revenue	報告分部收入	83,127,233	2,703,648	(261,631)	-	85,569,250
Reportable segment profit before income tax	報告分部稅前利潤	3,176,660	104,938	-	234,058	3,515,656
Other segment information	**其他分部資料**					
Depreciation and amortisation	折舊和攤銷費用	7,892,045	114,430	-	-	8,006,475
Capital expenditure	資本性支出	18,490,801	116,212	-	-	18,607,013

The segment results for the year ended 31 December 2011 are as follows:

截至二零一一年十二月三十一日止年度的分部業績如下列示:

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Reportable segment revenue from external customers	對外客戶的報告分部收入	81,597,560	2,376,945	-	-	83,974,505
Inter-segment sales	分部間抵銷	-	201,989	(201,989)	-	-
Reportable segment revenue	報告分部收入	81,597,560	2,578,934	(201,989)	-	83,974,505
Reportable segment profit before income tax	報告分部稅前利潤	4,997,606	41,986	-	128,122	5,167,714
Other segment information	**其他分部資料**					
Depreciation and amortisation	折舊和攤銷費用	7,282,227	88,500	-	-	7,370,727
Impairment losses	資產減值損失	799,105	259	-	-	799,364
Capital expenditure	資本性支出	18,159,708	91,985	-	-	18,251,693

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

(a) 主要營運決策者(總經理辦公室)透過審閱本集團的內部報告以分析其業績表現及分配資源。(續)

The segment assets and liabilities as at 31 December 2012 and 31 December 2011 are as follows:

於二零一二年十二月三十一日和二零一一年十二月三十一日的分部資產和負債列示如下：

		Airline transportation operations 航空業務分部 RMB'000 人民幣千元	Other segments 其他業務分部 RMB'000 人民幣千元	Elimination 分部間抵銷 RMB'000 人民幣千元	Unallocated* 未分配項目* RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 31 December 2012	**於二零一二年十二月三十一日**					
Reportable segment assets	報告分部資產	**116,461,666**	**4,706,382**	**(1,691,890)**	**1,486,321**	**120,962,479**
Reportable segment liabilities	報告分部負債	**94,047,698**	**3,564,029**	**(1,691,890)**	**-**	**95,919,837**
At 31 December 2011	於二零一一年十二月三十一日					
Reportable segment assets	報告分部資產	106,818,323	4,658,780	(763,176)	1,501,225	112,215,152
Reportable segment liabilities	報告分部負債	87,272,414	3,560,501	(763,176)	-	90,069,739

* Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities, and also the gain arisen from available-for-sale financial assets.

* 未分配資產主要包括投資於聯營公司、合營公司及可供出售金融資產。未分配業績主要包括攤佔聯營公司、合營公司業績以及來自可供出售金融資產的收益。

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。

The Group's revenues by geographical are analysed based on the following criteria:

本集團分地區分佈之收入分析如下：

(1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("**Hong Kong**"), Macau Special Administrative Region ("**Macau**") and Taiwan (collectively known as "**Regional**")) is classified as domestic operations. Traffic revenue generated from international routes (excluding regional routes) is classified as international operations.

(1) 於中國境內(不包括中國香港特別行政區(「**香港**」)、中國澳門特別行政區(「**澳門**」)及台灣地區(「**台灣**」)，以下統稱「**港澳台地區**」)提供服務所賺取的運輸收入屬於國內業務收入。運營國際航線(不包括地區航線)所賺取的運輸收入屬於國際業務收入。

7. SEGMENT INFORMATION (continued) 7. 分部資料（續）

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

(b) 本集團之業務分部於三個主要的地理區域經營，儘管其管理是全球性的。（續）

(2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

(2) 提供售票服務收入，地面服務收入、貨物處理收入及其他不同服務所賺取的收入按提供該服務所在地劃歸為該地區的業務收入。

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	境內（中國，不包括港澳台地區）	**57,612,675**	57,675,579
Regional (Hong Kong, Macau and Taiwan)	港澳台地區	**3,704,064**	3,771,339
International	國際	**24,252,511**	22,527,587
Total	合計	**85,569,250**	83,974,505

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Majority of the Group's other assets are also located in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

本集團主要收入來源於飛機資產，此等飛機均註冊於中國。本集團的其他資產也主要分佈於中國。由於本集團之飛機可在不同航線中自由使用，沒有將此等資產及相關負債按地區合理分配的基礎，因此並未按照地區來披露資產及資本性支出。

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。

		Note 附註	Group 集團 2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Revenue	**收入**			
Reportable segment revenue	報告分部收入總額		**85,569,250**	83,974,505
– Reclassification of business tax and expired sales in advance of carriage	－營業稅及逾期預售票款結轉收入的重分類	(i)	**(315,933)**	(1,571,375)
Consolidated revenue	合併收入		**85,253,317**	82,403,130

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

			Group 集團	
		Note 附註	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Profit before income tax	**稅前利潤**			
Reportable segment profit	報告分部稅前利潤		**3,515,656**	5,167,714
– Difference in depreciation charges for aircraft and engines due to different depreciation lives	一由於可使用年限不同導致飛機及發動機折舊的差異	(ii)	**(21,958)**	(9,288)
– Provision for post-retirement benefits	一退休後福利的準備	(iii)	**(401,901)**	(326,145)
– Others	一其他		**(79,393)**	8,420
Consolidated profit before income tax	合併稅前利潤		**3,012,404**	4,840,701

			Group 集團	
		Note 附註	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Assets	**資產**			
Reportable segment assets	報告分部資產總額		**120,962,479**	112,215,152
– Difference in depreciation charges for aircraft and engines due to different depreciation lives	一由於可使用年限不同導致飛機及發動機折舊的差異	(ii)	**52,901**	74,859
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	一吸收合併上航股份產生的無形資產(商譽)差異	(iv)	**2,760,665**	2,760,665
– Others	一其他		**42,518**	(311,795)
Consolidated total assets	合併資產總額		**123,818,563**	114,738,881

7. SEGMENT INFORMATION (continued) 7. 分部資料(續)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (continued)

(c) 報告分部收入、分部利潤、分部資產及分部負債與合併財務報表列示之合併數據之差異調節。(續)

			Group 集團	
		Note 附註	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Liabilities	**負債**			
Reportable segment liabilities	分部負債總額		**95,919,837**	90,069,739
– Provision for post-retirement benefits	–退休後福利的準備	(iii)	**3,345,329**	2,943,428
– Others	–其他		**–**	(79,393)
Consolidated total liabilities	合併負債總額		**99,265,166**	92,933,774

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation changes under IFRS and PRC Accounting Standards.

(iii) In accordance with the PRC Accounting Standards, certain employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(iv) The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/goodwill recognised arising from the acquisition.

註釋:

(i) 該差異為營業稅金及逾期預售票款在中國企業會計準則與國際財務報告準則下的分類差異。

(ii) 該差異為飛機、發動機及高周件於以往年度在中國企業會計準則下與國際財務報告準則下的折舊年限以及殘值不同而產生的差異。儘管近年來,該等資產的折舊政策在中國企業會計準則與國際企業會計準則下已統一,但由於上述更改為會計估計變更並採用未來適用法處理,因此該等資產的賬面價值以及相關的折舊在中國企業會計準則與國際財務報告準則下仍存在差異。

(iii) 根據中國企業會計準則,員工退休後福利於實際付款時入賬。根據國際財務報告準則,被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(iv) 收購上航股份的合併成本及可辨認資產與負債的公允價值於中國企業會計準則與國際會計準則下的金額不同,因此所確認的無形資產/商譽的金額不同。

8. GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS 8. 衍生工具公允價值變動收益

		Group 集團	
		2012 **二零一二年** **RMB'000** **人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Gain arising from fair value movements of derivatives financial instruments	衍生工具公允價值變動收益		
– Interest rate swap and forward foreign exchange contracts (Note 40(a) & (b))	一利率互換和外匯遠期合約 (附註40(a) & (b))	**15,755**	19,541
– Crude oil option contracts	一原油期權合約	**9,076**	67,310
		24,831	86,851

9. WAGES, SALARIES AND BENEFITS 9. 工資、薪金及福利

		Group 集團	
		2012 **二零一二年** **RMB'000** **人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**7,007,883**	5,992,672
Employee welfare and benefits	僱員福利	**428,791**	335,464
Defined contribution retirement schemes (Note 38(a))	定額退休金計劃(附註38(a))	**1,262,017**	1,142,167
Post-retirement benefits (Note 38(b))	僱員退休後福利費用(附註38(b))	**581,775**	478,502
Staff housing fund (Note 39(a))	員工住房基金(附註39(a))	**607,336**	544,674
Staff housing allowance (Note 39(b))	員工住房補貼(附註39(b))	**171,241**	171,375
		10,059,043	8,664,854

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (a) 董事及監事的酬金

Details of the emoluments paid to the Company's directors and supervisors are as follows:

支付給公司董事及監事的酬金包括下列各項：

		2012 二零一二年		
		Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun	馬須倫	697	–	697
Xu Zhao*	徐昭*	–	–	–
Gu Jiadan*&***	顧佳丹*&***	–	–	–
Li Yangmin	李養民	625	–	625
Tang Bing***	唐兵***	592	–	592
Luo Zhuping	羅祝平	402	–	402
Independent non-executive Directors	**獨立非執行董事**			
Liu Keya	劉克涯	97	–	97
Wu Xiaogen	吳曉根	–	–	–
Ji Weidong	季衛東	120	–	120
Shao Ruiqing	邵瑞慶	120	–	120
Supervisors	**監事**			
Yu Faming*	于法鳴*	–	–	–
Xi Sheng*&***	席晟*&***	–	–	–
Liu Jiashun	劉家順	–	–	–
Feng Jinxiong	馮金雄	396	–	396
Yan Taisheng	燕泰勝	344	–	344
Total	**合計**	3,393	–	3,393

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(a) Emoluments of directors and supervisors (continued) (a) 董事及監事的酬金(續)

		2011 二零一一年		
		Salaries and Allowance 薪金及補貼 RMB'000 人民幣千元	Bonus 花紅 RMB'000 人民幣千元	Total 總額 RMB'000 人民幣千元
Executive Directors	**執行董事**			
Liu Shaoyong*	劉紹勇*	–	–	–
Ma Xulun	馬須倫	670	–	670
Li Yangmin	李養民	636	–	636
Luo Zhuping	羅祝平	559	–	559
Li Jun*&**	李軍*&**	–	–	–
Luo Chaogeng*&**	羅朝庚*&**	–	–	–
Independent non-executive Directors	**獨立非執行董事**			
Liu Keya	劉克涯	97	–	97
Wu Xiaogen	吳曉根	–	–	–
Ji Weidong	季衛東	120	–	120
Shao Ruiqing	邵瑞慶	120	–	120
Supervisors	**監事**			
Yu Faming*	于法鳴*	–	–	–
Feng Jinxiong	馮金雄	366	–	366
Yan Taisheng	燕泰勝	317	–	317
Liu Jiashun	劉家順	–	–	–
Liu Jiangbo*&**	劉江波*&**	–	–	–
Xu Zhao*	徐昭*	–	–	–
Total	**合計**	2,885	–	2,885

* These directors and officials of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

* 本公司部份董事、監事及其他行政人員向本公司及其附屬公司提供服務，並從母公司中國東航集團支取其酬金。由於公司董事認為難以將董事的服務分配到本集團及中國東航集團，因此此分類沒有在此表中反映。

** These directors and officials of the Company retired or resigned during the year ended 31 December 2011.

** 本公司部分董事、監事及其他行政人員於二零一一年度退休或辭職。

*** These directors and officials of the Company were newly appointed during the year ended 31 December 2012.

*** 本公司部分董事、監事及其他行政人員於二零一二年度新聘任。

During the year ended 31 December 2012, no directors and supervisors waived their emoluments (2011: Nil).

於截至二零一二年十二月三十一日止年度，無董事及監事放棄其酬金(二零一一年：無)。

9. WAGES, SALARIES AND BENEFITS (continued) 9. 工資、薪金及福利(續)

(b) Five highest paid individuals

(b) 五位最高薪人員的酬金

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2012 (2011:Nil). The emoluments payable to the five highest paid individuals are as follows:

於二零一二年度，本公司五位最高薪人員中無任何一位為董事及監事(二零一一年：無)。五位最高薪人員的酬金詳情如下：

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Wages, salaries, bonus and allowances	工資、薪金、花紅及補貼	**6,407**	4,910

The emoluments fell within the following band:

酬金級別如下：

		Number of individuals 人數	
		2012 二零一二年	2011 二零一一年
Below HK$2,000,000	2,000,000港元以下	**5**	5

During the year ended 31 December 2012, no emoluments were paid by the Group to the Directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2011: Nil).

於截至二零一二年十二月三十一日止年度，本集團沒有就招聘或辭退人員而補償給予董事、監事或五位最高薪人員任何酬金(二零一一年：無)。

10. IMPAIRMENT CHARGES/(REVERSALS) 10. 資產減值損失／(轉回)

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
(Reversal of)/provision for impairment charges on flight equipment spare parts (Note (a))	沖回飛行設備零件減值準備金(註釋(a))	**(103,337)**	26,100
Impairment charges on assets held for sale (Note (b))	持有待售資產減值(註釋(b))	**–**	612,216
Impairment charge on property, plant and equipment	固定資產減值	**89,870**	–
		(13,467)	638,316

Note:

(a) After acquisition of Shanghai Airlines Co., Ltd. ("Shanghai Airlines") in 2010, the Company has reviewed the composition of its aircraft fleet, aiming to simplify the models of aircraft and maximise operation efficiencies. In 2012, the Company has defined the main model of aircraft for future operation and signed series of contracts to dispose other models of aircraft between 2014 and 2016. As a consequence, the Company has reassessed the provision for the flight equipment spare parts in relation to the main models of aircraft and also the spare parts in relation to the aircraft to be disposed, and reversed provision of RMB103 million during the year ended 31 December 2012 in accordance with the reassessment results.

(b) In December 2011, the Group management entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in view of high maintenance costs of those aircraft. The aircraft and engines has been classified as assets held for sale at 31 December 2011, and an impairment loss of approximately RMB612 million was made against those aircraft and engines by reference to the contracted selling price less estimated cost to sell (Note 44).

註釋：

(a) 二零一零年收購上航股份後，本公司檢驗了機隊的組成以簡化機隊機型，使運行效率最大化。本公司在二零一二年定義了未來運行的主力機型，並計劃於二零一四年至二零一六年間處置其他機型飛機，並簽訂了一系列的處置協議。因此，於截至二零一二年十二月三十一日止年度，本公司重新評估了主要機型和即將處置機型的飛機設備零件的跌價準備，並根據評估結果轉回了1.03億元的跌價準備。

(b) 於二零一一年十二月，本集團管理層與一第三方簽訂處置協議，在未來12個月內出售維護成本較高的若干飛機和發動機。於二零一一年十二月三十一日，該等飛機及發動機已被分類為持有待售資產。本集團根據處置協議中的出售價格扣除處置費用後的淨額，對該等飛機及發動機計提減值準備人民幣6.12億元(附註44)。

11. OPERATING PROFIT 11. 經營利潤

Operating profit is stated after charging the following items:

經營利潤以扣除下列項目列示：

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Amortisation of intangible assets	無形資產攤銷	**38,404**	26,167
Depreciation of property, plant and equipment	物業、機器及設備折舊		
– owned	一自置	**5,073,307**	4,523,903
– leased (finance leases)	一租賃(融資租賃)	**2,397,541**	2,361,919
Amortisation of lease prepayments	預付租賃款攤銷	**47,658**	41,777
Consumption of flight equipment spare parts	飛機設備零件消耗	**747,268**	739,663
(Reversal)/provision of impairment of trade and other receivables	應收賬款及其他應收款減值(沖回)／準備	**(6,872)**	161,048
Auditors' remuneration	核數師酬金	**12,880**	16,100

12. FINANCE INCOME 12. 財務收入

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Exchange gains, net (Note)	匯兑淨收益(註釋)	**147,836**	1,872,369
Interest income	利息收入	**200,765**	151,633
		348,601	2,024,002

Note:

The exchange gain primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases.

註釋：

匯兑收益主要來源於本集團以外幣計量的融資租賃負債及借款的匯兑轉換。

13. FINANCE COSTS 13. 財務支出

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Interest on bank borrowings	銀行借款利息	**1,359,644**	1,379,452
Interest relating to obligations under finance leases	融資租賃負債利息	**411,547**	268,487
Interest on bonds and debentures	債券及融資券利息	**149,425**	40,833
Interest relating to notes payable	應付票據利息	**73,855**	34,289
		1,994,471	1,723,061
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	減：資本化為飛機預付款的金額(註釋)	**(296,997)**	(253,027)
amounts capitalised into construction in progress (Note)	資本化為在建工程的金額(註釋)	**–**	(7,307)
		1,697,474	1,462,727

Note:

The average interest rate used for interest capitalisation is 3.73% per annum for the year ended 31 December 2012 (2011: 3.84%).

註釋：

截至二零一二年十二月三十一日止年度，資本化利息採用的平均年利率為3.73%(二零一一年：3.84%)。

14. INCOME TAX

14. 稅項

Income tax charged to the consolidated income statement is as follows:

計入合併利潤表的稅項如下：

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Provision for PRC income tax	中國所得稅準備	**214,944**	255,947
Deferred taxation (Note 37)	遞延稅項	**(10,143)**	8,282
		204,801	264,229

Prior to 2008, the Company and certain of its subsidiaries (the "Pudong Subsidiaries") located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), which was approved by the National People's Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over five years from 2008. For the year ended 31 December 2012, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 25% (2011: 24%). Other subsidiaries of the Company, except for those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2011: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2011: 25%) under the New CIT Law.

於二零零八年以前，本公司及於上海市浦東新區註冊的若干附屬公司(「浦東附屬公司」)可享受上海浦東新區的稅務優惠政策，稅率為15%。自二零零八年一月一日起施行的中華人民共和國全國人民代表大會於二零零七年三月十六日通過的《中華人民共和國企業所得稅法》(「新所得稅法」)後，本公司適用的企業所得稅稅率在二零零八年至二零一二年的五年期間內逐步過渡到25%。於二零一二年度，本公司及浦東附屬公司適用的所得稅稅率為25%(二零一一年：24%)。除註冊在香港的附屬公司按照香港稅法規定適用16.5%(二零一一年：16.5%)的所得稅率外，本公司其他的附屬公司基本上按照新所得稅法規定適用標準所得稅率25%(二零一一年：25%)。

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. In 2012, China Eastern Yunnan Airlines Co., Ltd. ("CEA Yunnan"), a subsidiary of the Group, obtained approval from tax authorities and enjoy the reduced tax rate of 15% from 1 January 2011.

根據《中華人民共和國財政部、國家稅務總局和海關總署關於深入實施西部大開發戰略有關稅收政策問題的通知》(財稅[2011]58號)以及其他稅收法規，位於西部地區並從事《西部地區鼓勵類產業目錄》中規定的產業項目的企業可以經稅務機關批准後從二零一一年到二零二零年享受15%的所得稅優惠稅率。本集團的東航雲南子公司於二零一二年得到稅務機關的批准，從二零一一年一月一日起享受15%的優惠稅率。

14. INCOME TAX (continued)

14. 稅項（續）

Tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the standard taxation rate of the Company as follows:

本集團就合併利潤表的稅項，與本公司適用的稅率而應產生之理論稅額的差額如下：

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Profit before income tax	除稅前利潤	**3,012,404**	4,840,701
Adjusted by:	調整：		
Share of result of associates and jointly controlled entities	攤佔聯營公司及合營公司的業績	**(133,169)**	(106,872)
		2,879,235	4,733,829
Tax calculated at the tax rate of 25% (2011: 24%)	按25%稅率計算的所得稅費用（2011年：24%）	**719,809**	1,136,119
Effect attributable to subsidiaries charged at tax rates of 15% or 16.5% (2011: 25% or 16.5%)	附屬公司15%或16.5%所得稅稅率的影響（2011年：25%或16.5%）	**(48,669)**	10,637
Income not subject to tax	無需繳稅收入	**-**	(12,426)
Expenses not deductible for tax purposes	不可抵稅之費用	**12,989**	31,858
Utilisation of previously unrecognised tax losses	使用以前年度未確認遞延稅資產的稅務虧損	**(654,996)**	(1,222,570)
Unrecognised tax losses for the year	本年度未予確認遞延稅資產的稅務虧損	**210,777**	95,291
(Realisation of)/Unrecognised deductible temporary differences for the year	本年度(實現)／未確認遞延稅資產的可抵扣暫時性差異	**(35,109)**	225,320
Tax charge	**稅項費用**	**204,801**	264,229

The Group operates international flights to overseas destinations. There was no material overseas taxation for the year ended 31 December 2012 and 2011, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

本集團經營國際航線，飛往某些海外目的地。由於中國與相關的司法權區(包括香港)達成了豁免雙重徵稅的共識，本集團於截至二零一二年與二零一一年十二月三十一日止年度並無重大海外稅款。

15. DIVIDEND

15. 股息

The Board has not recommended any dividend for the year ended 31 December 2012 (2011: Nil).

本公司董事會建議截至二零一二年十二月三十一日止年度不派發任何股息(二零一一年：無)。

16. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

16. 本公司權益持有者應佔利潤

The profit attributable to equity shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB2,661 million (2011: RMB4,523 million).

應歸屬於本公司權益持有者的利潤計人民幣26.61億元(二零一一年：人民幣45.23億元)已經包含於公司的財務報表中。

17. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB2,954 million (2011: RMB4,576 million) and the weighted average number of shares of 11,276,538,860 (2011: 11,276,538,860) in issue during the year ended 31 December 2012. The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

17. 每股收益

每股基本收益乃按本公司權益持有者應佔利潤人民幣29.54億元(二零一一年：人民幣45.76億元)和本年內已發行的加權平均股數11,276,538,860股(二零一一年：11,276,538,860股)計算。本公司並無潛在可攤薄普通股的購股權或其他金融工具。

18. INTANGIBLE ASSETS

18. 無形資產

		Group 集團		
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**			
At 1 January 2011	於二零一一年一月一日	11,269,695	217,411	11,487,106
Additions	添置	–	46,381	46,381
At 31 December 2011	於二零一一年十二月三十一日	11,269,695	263,792	11,533,487
At 1 January 2012	於二零一二年一月一日	**11,269,695**	**263,792**	**11,533,487**
Additions	添置	**–**	**133,913**	**133,913**
At 31 December 2012	**於二零一二年十二月三十一日**	**11,269,695**	**397,705**	**11,667,400**
Accumulated amortisation	**累計攤銷**			
At 1 January 2011	於二零一一年一月一日	–	153,730	153,730
Charge for the year	本年攤銷	–	26,167	26,167
At 31 December 2011	於二零一一年十二月三十一日	–	179,897	179,897
At 1 January 2012	於二零一二年一月一日	**–**	**179,897**	**179,897**
Charge for the year	本年攤銷	**–**	**38,404**	**38,404**
At 31 December 2012	**於二零一二年十二月三十一日**	**–**	**218,301**	**218,301**
Net book amount	**賬面淨值**			
At 31 December 2011	於二零一一年十二月三十一日	11,269,695	83,895	11,353,590
At 31 December 2012	**於二零一二年十二月三十一日**	**11,269,695**	**179,404**	**11,449,099**

18. INTANGIBLE ASSETS (continued) 18. 無形資產(續)

		Company 公司		
		Goodwill (Note (a)) 商譽 (註釋(a)) RMB'000 人民幣千元	Computer software 電腦軟件 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Cost	**成本**			
At 1 January 2011	於二零一一年一月一日	11,269,695	161,095	11,430,790
Additions	添置	–	41,842	41,842
At 31 December 2011	於二零一一年十二月三十一日	11,269,695	202,937	11,472,632
At 1 January 2012	於二零一二年一月一日	**11,269,695**	**202,937**	**11,472,632**
Additions	添置	**–**	**122,762**	**122,762**
At 31 December 2012	**於二零一二年十二月三十一日**	**11,269,695**	**325,699**	**11,595,394**
Accumulated amortisation	**累計攤銷**			
At 1 January 2011	於二零一一年一月一日	–	107,491	107,491
Charge for the year	本年攤銷	–	21,767	21,767
At 31 December 2011	於二零一一年十二月三十一日	–	129,258	129,258
At 1 January 2012	於二零一二年一月一日	**–**	**129,258**	**129,258**
Charge for the year	本年攤銷	**–**	**34,330**	**34,330**
At 31 December 2012	**於二零一二年十二月三十一日**	**–**	**163,588**	**163,588**
Net book amount	**賬面淨值**			
At 31 December 2011	於二零一一年十二月三十一日	11,269,695	73,679	11,343,374
At 31 December 2012	**於二零一二年十二月三十一日**	**11,269,695**	**162,111**	**11,431,806**

Notes:

(a) The balance represents the goodwill arising from the acquisition of Shanghai Airlines. The goodwill is attributable to strengthening the competitiveness of the Group's airlines operation business, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center. For the purpose of impairment assessment, the goodwill is allocated to the airline operation business, the principal cash-generating-unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU is principally based on the Company's fair value, which is determined by reference to the observable quoted market price of the Company's shares less the costs of disposal. No impairment for the goodwill is required based on the Company's fair value as at the balance sheet date.

註釋：

(a) 商譽是產生於收購上航股份。該商譽主要體現為增強公司的競爭力，通過資源整合實現協同作用以及促進上海國際航運中心的建設。就評估減值的目的，商譽被分配至航空業務分部，即本集團主要營運及受益於此次收購的現金產出單元。

該現金產出單元的可收回金額主要基於本公司的公允價值並可參照本公司股票的市場價格減去處置費用計算。在資產負債表日，根據本公司的公允價值，商譽不存在減值。

19. PROPERTY, PLANT AND EQUIPMENT 19. 物業、機器及設備

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2012	於二零一二年一月一日	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Transfers from construction in progress	從在建工程轉入	–	–	1,584,745	69,657	(1,654,402)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入（附註21）	4,716,802	1,982,177	–	–	–	6,698,979
Sales and finance leased back	售後融資租回	(1,583,999)	1,583,999	–	–	–	–
Additions	添置	5,443,597	2,862,007	3,721	562,357	1,576,395	10,448,077
Other decrease	其他減少	(25,656)	(664,141)	–	–	–	(689,797)
Transfer to other long term assets	轉至其他長期資產	–	–	–	–	(55,506)	(55,506)
Disposals	處置	(906,650)	(486,316)	(7,079)	(195,284)	–	(1,595,329)
At 31 December 2012	**於二零一二年十二月三十一日**	67,504,762	42,918,469	6,819,057	6,068,832	2,005,647	125,316,767
Accumulated depreciation	**累計折舊**						
At 1 January 2012	於二零一二年一月一日	22,677,254	8,391,720	1,293,602	3,538,955	–	35,901,531
Charge for the year	本年度折舊	4,394,601	2,397,541	234,749	443,957	–	7,470,848
Sales and finance leased back	售後融資租回	(32,363)	32,363	–	–	–	–
Disposals	處置	(855,457)	(486,315)	(5,062)	(148,301)	–	(1,495,135)
At 31 December 2012	**於二零一二年十二月三十一日**	26,184,035	10,335,309	1,523,289	3,834,611	–	41,877,244
Impairment	**減值準備**						
At 1 January 2012	於二零一二年一月一日	721,101	107,770	–	550	21,596	851,017
Charge for the year	本年度計提	89,870	–	–	–	–	89,870
Disposals	處置	(20,125)	–	–	–	–	(20,125)
At 31 December 2012	**於二零一二年十二月三十一日**	790,846	107,770	–	550	21,596	920,762
Net book amount	**賬面淨值**						
At 31 December 2012	**於二零一二年十二月三十一日**	40,529,881	32,475,390	5,295,768	2,233,671	1,984,051	82,518,761
At 1 January 2012	於二零一二年一月一日	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備(續)

		Group 集團					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2011	於二零一一年一月一日	55,025,526	36,728,572	4,881,463	5,256,126	1,063,659	102,955,346
Transfers from construction in progress	從在建工程轉入	–	–	310,006	179,927	(489,933)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入(附註21)	1,591,142	2,230,271	–	–	–	3,821,413
Additions	添置	4,022,991	2,967,931	78,279	533,186	1,720,738	9,323,125
Transfer to assets held for sale (Note 44)	轉至持有待售資產(附註44)	–	(3,863,025)	–	–	–	(3,863,025)
Transfer to lease prepayments	轉至預付租賃款	–	–	–	–	(153,880)	(153,880)
Disposals	處置	(778,991)	(423,006)	(32,078)	(337,137)	(1,424)	(1,572,636)
At 31 December 2011	於二零一一年十二月三十一日	59,860,668	37,640,743	5,237,670	5,632,102	2,139,160	110,510,343
Accumulated depreciation	**累計折舊**						
At 1 January 2011	於二零一一年一月一日	19,584,570	8,855,680	1,125,373	3,349,386	–	32,915,009
Charge for the year	本年度折舊	3,871,675	2,361,919	177,049	475,179	–	6,885,822
Transfer to assets held for sale (Note 44)	轉至持有待售資產(附註44)	–	(2,402,873)	–	–	–	(2,402,873)
Disposals	處置	(778,991)	(423,006)	(8,820)	(285,610)	–	(1,496,427)
At 31 December 2011	於二零一一年十二月三十一日	22,677,254	8,391,720	1,293,602	3,538,955	–	35,901,531
Impairment	**減值準備**						
At 1 January 2011	於二零一一年一月一日	721,101	473,393	–	550	23,020	1,218,064
Transfer to assets held for sale (Note 44)	轉至持有待售資產(附註44)	–	(365,623)	–	–	–	(365,623)
Disposals	其他處置	–	–	–	–	(1,424)	(1,424)
At 31 December 2011	於二零一一年十二月三十一日	721,101	107,770	–	550	21,596	851,017
Net book amount	**賬面淨值**						
At 31 December 2011	於二零一一年十二月三十一日	36,462,313	29,141,253	3,944,068	2,092,597	2,117,564	73,757,795
At 1 January 2011	於二零一一年一月一日	34,719,855	27,399,499	3,756,090	1,906,190	1,040,639	68,822,273

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備（續）

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2012	於二零一二年一月一日	39,657,570	29,237,581	2,706,474	3,295,543	994,541	75,891,709
Transfers from construction in progress	從在建工程轉入	-	-	50,510	807	(51,317)	-
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入（附註21）	4,716,802	1,982,177	-	-	-	6,698,979
Sales and finance leased back	售後融資租回	(1,583,999)	1,583,999	-	-	-	-
Additions	添置	3,565,109	2,741,934	3,149	360,683	559,260	7,230,135
Invests to subsidiaries as capital contribution	投資於附屬公司	(1,393,517)	-	-	(52,460)	-	(1,445,977)
Transfer to subsidiaries	轉入附屬公司	(309,240)	(1,929,542)	-	-	-	(2,238,782)
Disposals	處置	(533,429)	(334,251)	(1,993)	(79,831)	-	(949,504)
Other decrease	其他減少	-	(537,294)	-	-	-	(537,294)
At 31 December 2012	**於二零一二年十二月三十一日**	44,119,296	32,744,604	2,758,140	3,524,742	1,502,484	84,649,266
Accumulated depreciation	**累計折舊**						
At 1 January 2012	於二零一二年一月一日	15,139,068	6,446,397	751,256	2,474,624	-	24,811,345
Charge for the year	本年度折舊	2,839,275	1,882,829	96,758	247,833	-	5,066,695
Sales and finance leased back	售後融資租回	(32,363)	32,363	-	-	-	-
Invests to subsidiaries as capital contribution	投資於附屬公司	(566,468)	-	-	(42,120)	-	(608,588)
Transfer to subsidiaries	轉入附屬公司	(23,677)	(579,193)	-	-	-	(602,870)
Disposals	處置	(502,365)	(334,251)	(1,523)	(77,139)	-	(915,278)
At 31 December 2012	**於二零一二年十二月三十一日**	16,853,470	7,448,145	846,491	2,603,198	-	27,751,304
Impairment	**減值準備**						
At 1 January 2012	於二零一二年一月一日	721,101	107,770	-	-	5,200	834,071
Impairment charge for the year	本年度計提	48,718	-	-	-	-	48,718
At 31 December 2012	**於二零一二年十二月三十一日**	769,819	107,770	-	-	5,200	882,789
Net book amount	**賬面淨值**						
At 31 December 2012	**於二零一二年十二月三十一日**	26,496,007	25,188,689	1,911,649	921,544	1,497,284	56,015,173
At 1 January 2012	於二零一二年一月一日	23,797,401	22,683,414	1,955,218	820,919	989,341	50,246,293

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

19. PROPERTY, PLANT AND EQUIPMENT (continued) 19. 物業、機器及設備（續）

		Company 公司					
		Aircraft, engines and flight equipment 飛機、發動機及飛行設備					
		Owned 自置 RMB'000 人民幣千元	Held under finance Leases 以融資租賃持有 RMB'000 人民幣千元	Buildings 樓宇 RMB'000 人民幣千元	Other property, plant and equipment 其他物業、機器及設備 RMB'000 人民幣千元	Construction in progress 在建工程 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Cost	**成本值**						
At 1 January 2011	於二零一一年一月一日	41,725,668	30,512,148	2,522,648	3,225,784	823,081	78,809,329
Transfers from construction in progress	從在建工程轉入	–	–	154,235	47,500	(201,735)	–
Transfers from advanced payments on acquisition of aircraft (Note 21)	從飛機預付款轉入（附註21）	1,584,261	2,230,271	–	–	–	3,814,532
Additions	添置	2,853,247	2,312,515	55,710	336,622	956,481	6,514,575
Transfer to assets held for sale (Note 44)	轉至持有待售資產（附註44）	–	(3,863,025)	–	–	–	(3,863,025)
Invests to a subsidiary as capital contribution	投資於附屬公司	(5,537,968)	–	(16,500)	(138,085)	(429,406)	(6,121,959)
Transfer to subsidiaries	轉入附屬公司	(301,521)	(1,654,184)	–	–	–	(1,955,705)
Transfer to lease prepayments	轉至預付租賃款	–	–	–	–	(153,880)	(153,880)
Disposals	處置	(666,117)	(300,144)	(9,619)	(176,278)	–	(1,152,158)
At 31 December 2011	於二零一一年十二月三十一日	39,657,570	29,237,581	2,706,474	3,295,543	994,541	75,891,709
Accumulated depreciation	**累計折舊**						
At 1 January 2011	於二零一一年一月一日	15,161,832	7,595,373	661,402	2,413,261	–	25,831,868
Charge for the year	本年度折舊	2,745,666	1,922,252	94,444	294,242	–	5,056,604
Transfer to assets held for sale (Note 44)	轉至持有待售資產（附註44）	–	(2,402,873)	–	–	–	(2,402,873)
Invests to a subsidiary as capital contribution	投資於附屬公司	(2,102,313)	–	(1,918)	(96,946)	–	(2,201,177)
Transfer to subsidiaries	轉入附屬公司	–	(368,211)	–	–	–	(368,211)
Disposals	處置	(666,117)	(300,144)	(2,672)	(135,933)	–	(1,104,866)
At 31 December 2011	於二零一一年十二月三十一日	15,139,068	6,446,397	751,256	2,474,624	–	24,811,345
Impairment	**減值準備**						
At 1 January 2011	於二零一一年一月一日	721,101	473,393	–	–	5,200	1,199,694
Transfer to assets held for sale (Note 44)	轉至持有待售資產（附註44）	–	(365,623)	–	–	–	(365,623)
At 31 December 2011	於二零一一年十二月三十一日	721,101	107,770	–	–	5,200	834,071
Net book amount	**賬面淨值**						
At 31 December 2011	於二零一一年十二月三十一日	23,797,401	22,683,414	1,955,218	820,919	989,341	50,246,293
At 1 January 2011	於二零一一年一月一日	25,842,735	22,443,382	1,861,246	812,523	817,881	51,777,767

Note:

(a) As at 31 December 2012, certain aircraft and buildings owned by the Group and the Company with an aggregate net book amount of approximately RMB22,544 million and RMB15,078 million, respectively (2011: approximately RMB18,317 million and RMB10,005 million, respectively) were pledged as collateral under certain loan arrangements (Note 34).

註釋：

(a) 於二零一二年十二月三十一日，本集團及本公司賬面淨值分別約為人民幣225.44億元及人民幣150.78億元（二零一一年：人民幣183.17億元及人民幣100.05億元）的若干飛機及樓宇已用作若干借款協定的抵押品（附註34）。

20. LEASE PREPAYMENTS 20. 預付租賃款

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Cost	**成本**				
At 1 January	一月一日結餘	**1,796,276**	1,696,575	**659,611**	551,785
Additions	添置	**358,232**	159,306	**304,935**	157,547
Disposals	處置	**–**	(59,605)	**–**	(49,721)
At 31 December	十二月三十一日結餘	**2,154,508**	1,796,276	**964,546**	659,611
Accumulated amortisation	**累計攤銷**				
At 1 January	一月一日結餘	**325,004**	290,419	**162,310**	152,925
Charge for the year	本年度攤銷	**47,658**	41,777	**21,090**	15,019
Disposals	處置	**–**	(7,192)	**–**	(5,634)
At 31 December	十二月三十一日結餘	**372,662**	325,004	**183,400**	162,310
Net book amount	**賬面淨值**				
At 31 December	十二月三十一日結餘	**1,781,846**	1,471,272	**781,146**	497,301

Lease prepayments represent unamortised prepayments for land use rights.

預付租賃款乃指未攤銷的預付土地使用權租賃款項。

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2012, the majority of these land use rights had remaining terms ranging from 34 to 50 years (2011: from 35 to 50 years).

本集團所有的土地使用權均位於中國，而大部份土地使用權許可權年限為自頒發日起計五十年。於二零一二年十二月三十一日，大部份的土地使用權剩餘可使用年期為三十四至五十年(二零一一年：三十五至五十年)。

21. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT 21. 飛機預付款

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**10,968,344**	6,356,602	**10,195,340**	6,231,270
Payment during the year	本年支付	**7,328,529**	8,180,128	**6,947,846**	7,533,475
Interest capitalised (Note 13)	資本化利息(附註13)	**296,997**	253,027	**289,692**	245,127
Transfers to property, plant and equipment (Note 19)	轉至物業、機器及設備(附註19)	**(6,698,979)**	(3,821,413)	**(6,698,979)**	(3,814,532)
At 31 December	十二月三十一日結餘	**11,894,891**	10,968,344	**10,733,899**	10,195,340

Included in the Group's and the Company's balance as at 31 December 2012, the amounts of accumulated interest capitalised are approximately RMB630 million and RMB623 million respectively (2011: RMB632 million and RMB617 million).

於二零一二年十二月三十一日，本集團及本公司結餘中的累計資本化利息合計分別約為人民幣6.30億元(二零一一年：人民幣6.32億元)及人民幣6.23億元(二零一一年：人民幣6.17億元)。

22. INVESTMENTS IN SUBSIDIARIES 22. 投資於附屬公司

		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Investment, at cost	投資的成本值	**10,455,900**	7,104,106

Particulars of the principal subsidiaries, majority of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要附屬公司均為在中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	**Place and date of establishment 成立地點及日期**	**Registered capital 註冊資本 2012 二零一二年 RMB'000 人民幣千元**	Registered capital 註冊資本 2011 二零一一年 RMB'000 人民幣千元	**Attributable equity interest 應佔股份 2012 二零一二年**	Attributable equity interest 應佔股份 2011 二零一一年	**Principal activities 主要業務**
China Eastern Airlines Yunnan Co., Ltd. ("**CEA Yunnan**") (Note (a)) 中國東方航空雲南有限公司 (「**東航雲南**」)(註釋(a))	PRC 2 August 2011 中國 二零一一年八月二日	**3,661,540**	3,661,540	**90.36%**	95.97%	Provision of airline services 提供航空服務
China Cargo Airlines Co., Ltd. ("**China Cargo**") 中國貨運航空有限公司(「**中貨航**」)	PRC 22 July 1998 中國 一九九八年七月二十二日	**3,000,000**	3,000,000	**51%**	51%	Provision of cargo carriage services 提供貨物運輸服務
China Eastern Airlines Wuhan Co., Ltd. ("**CEA Wuhan**") (Note (b)) 中國東方航空武漢有限責任公司 (「**東航武漢**」)(註釋(b))	PRC 16 August 2002 中國 二零零二年八月十六日	**1,750,000**	600,000	**72%**	96%	Provision of airline services 提供航空服務
China United Airlines Co., Ltd. ("**United Airlines**") (Note (c)) 中國聯合航空有限公司(「**中聯航**」)	PRC 21 September 1984 中國 一九八四年九月二十一日	**1,320,000**	100,000	**100%**	80%	Provision of airline services 提供航空服務
Shanghai Eastern Airlines Logistics Co., Ltd. ("**Eastern Logistics**") (Note (d)) 上海東方遠航物流有限公司 (「**東遠物流**」)	PRC 23 August 2004 中國 二零零四年八月二十三日	**1,150,000**	200,000	**100%**	70%	Provision of cargo logistics services 提供貨運物流服務

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

22. INVESTMENTS IN SUBSIDIARIES (continued) 22. 投資於附屬公司(續)

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	2012 二零一二年	2011 二零一一年	
China Eastern Airlines Jiangsu Co., Ltd. ("**CEA Jiangsu**") 中國東方航空江蘇有限公司 (「**東航江蘇**」)	PRC 3 May 1993 中國 一九九三年五月三日	**2,000,000**	2,000,000	**62.56%**	62.56%	Provision of airline services 提供航空服務
Shanghai Eastern Flight Training Co., Ltd. ("**Flight Training**") 上海東方飛行培訓有限公司 (「**飛培**」)	PRC 18 December 1995 中國 一九九五年十二月十八日	**608,443**	608,443	**100%**	100%	Provision of flight training services 提供飛行訓練服務
Shanghai Airlines Co., Ltd. 上海航空有限公司	PRC 16 March 2010 中國 二零一零年三月十六日	**500,000**	500,000	**100%**	100%	Provision of airline services 提供航空服務
Eastern Airlines Hotel Co., Ltd. 東航大酒店有限公司	PRC 18 March 1998 中國 一九九八年三月十八日	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members 主要是為飛行人員提供酒店服務
Shanghai Airlines Tours International (Group) Co., Ltd ("**Shanghai Airlines Tours**") 上海航空國際旅遊(集團)有限公司 (「**上航國旅**」)	PRC 29 August 1992 中國 一九九二年八月二十九日	**50,090**	50,090	**100%**	86%	Tour operations, travel and air ticketing agency and transportation 提供旅遊和航空票務代理及交通服務
Eastern Business Airlines Service Co., Ltd. 東方公務航空服務公司	PRC 27 September 2008 中國 二零零八年九月二十七日	**50,000**	50,000	**100%**	100%	Provision of airlines consultation services 主要提供航空業務諮詢

Notes:

(a) In 2010, the Company entered into an agreement with the State-owned Assets Supervision and Administration Commission of the People's Government of Yunnan Province to ("Yunnan SASAC") establish CEA Yunnan with registered capital of RMB3,662 million, in which the Company holds 65% interests. As at 31 December 2012, the Company has contributed all its share of RMB2,380 million in cash and net assets; Yunnan SASAC has contributed its share of RMB254 million in cash, of which RMB154 million was injected in 2012.

註釋：

(a) 於二零一零年，本公司與雲南省國資委簽訂協議，訂約方同意共同成立東航雲南。東航雲南的註冊資本為人民幣36.62億元，本公司佔註冊資本的65%。截至二零一二年十二月三十一日，本公司以現金和淨資產人民幣23.8億元完成本公司應出資份額；雲南省國資委以現金出資人民幣2.54億元，其中人民幣1.54億元於二零一二年出資。

22. INVESTMENTS IN SUBSIDIARIES (continued)

22. 投資於附屬公司(續)

Notes: (continued)

註釋:(續)

(b) In 2012, the existed shareholders of CEA Wuhan and certain new shareholders decided to increase the registered capital of CEA Wuhan from RMB600 million to RMB1,750 million. As at 31 December 2012, the Company has contributed capital of RMB525 million in cash, among which RMB237 million was recognized as registered capital and RMB288 million was credited to the share premium of CEA Wuhan; and the other investors have contributed capital of RMB300 million, among which RMB288 million was recognized as registered capital and RMB12 million was recognized as share premium of CEA Wuhan. Upon completion of aforementioned capital injections, the share percentage of the Company in CEA Wuhan was diluted from 96% to 72%.

(b) 東航武漢的原股東和某些新投資者決定於二零一二年將東航武漢之註冊資本由人民幣6.00億元增加到人民幣17.50億元。截至二零一二年十二月三十一日,本公司以現金出資人民幣5.25億元,其中人民幣2.37億元確認為註冊資本,人民幣2.88億元確認為股本溢價。其他投資者出資人民幣3.00億元,其中人民幣2.88億元作為註冊資本,人民幣0.12億元作為股本溢價。完成上述注資後,本公司在東航武漢的股權比例由96%稀釋到72%。

(c) In 2012, the Company acquired 20% of interest in United Airlines owned by non-controlling interest with total consideration of RMB84 million, and United Airlines became a wholly owned subsidiary of the Company after the acquisition. The difference of RMB41 million between the consideration and the net book value of non-controlling interest as at the acquisition date has been debited to capital reserve. Subsequent to the acquisition, the Company contributed RMB317 million in cash and RMB903 million in net assets into United Airlines.

(c) 本公司於二零一二年以人民幣0.84億元的對價取得了中聯航20%由非控制性權益擁有的中聯航權益。中聯航於本次收購後成為本公司的全資子公司。支付的對價與非控制性權益於收購日的淨賬面價值間的差額計人民幣0.41億元沖減了資本儲備。本公司在收購後進一步向中聯航注資人民幣3.17億元現金和人民幣9.03億元淨資產。

(d) In 2012, the Company acquired 30% interest in Eastern Logistic owned by non-controlling interest with total consideration of RMB562 million, and Eastern Logistic became a wholly owned subsidiary of the Company after the acquisition. The difference of RMB449 million between the consideration and the net book value of non-controlling interests as at the acquisition date has been debited to capital reserve. Subsequent to the acquisition, the Company contributed RMB950 million in cash into Eastern Logistic.

(d) 本公司於二零一二年以人民幣5.62億元的對價取得了東遠物流30%由非控制性權益擁有的東遠物流權益,東遠物流於本次收購後成為本公司的全資子公司。支付的對價與非控制性權益於收購日的淨賬面價值間的差額計人民幣4.49億元沖減了資本儲備。本公司在收購後進一步向東遠物流注資人民幣9.50億元現金。

23. INVESTMENTS IN ASSOCIATES

23. 投資於聯營公司

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**620,329**	622,768	**578,836**	578,836
Share of results/reserves	攤佔業績/儲備	**213,143**	214,821	**–**	–
		833,472	837,589	**578,836**	578,836

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司(續)

The movement on investments in associates is as follows:

投資於聯營公司的變動如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**837,589**	807,669	**578,836**	578,836
Share of results of associates	攤佔聯營公司業績	**103,209**	75,435	**–**	–
Share of revaluation on available-for-sale investments held by an associate	攤佔聯營公司所持的可供出售投資的公允值變動	**2,188**	(2,701)	**–**	–
Disposal of associates	出售聯營公司	**(2,439)**	–	**–**	–
Dividend received/declared during the year	本年收到／宣告的股息	**(107,075)**	(42,814)	**–**	–
At 31 December	十二月三十一日結餘	**833,472**	837,589	**578,836**	578,836

Particulars of the principal associates, which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要聯營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本 2012 二零一二年 RMB'000 人民幣千元	Registered capital 註冊資本 2011 二零一一年 RMB'000 人民幣千元	Attributable equity interest 應佔股份 2012 二零一二年	Attributable equity interest 應佔股份 2011 二零一一年	Principal activities 主要業務
Eastern Air Group Finance Co., Ltd. ("**Eastern Finance**") 東航集團財務有限責任公司(「**東航財務**」)	PRC 6 December 1995 中國 一九九五年十二月六日	**400,000**	400,000	**25%**	25%	Provision of financial services to Group companies of CEA Holding 為中國東航集團下轄公司提供財務服務
China Eastern Air Catering Investment Co., Ltd. 東方航空食品投資有限公司	PRC 17 November 2003 中國 二零零三年十一月十七日	**350,000**	350,000	**45%**	45%	Provision of air catering services 提供航空餐食服務
Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited ("**Shanghai P&W**") (Note(a)) 上海普惠飛機發動機維修有限公司(「**上海普惠**」)(註釋(a))	PRC 28 March 2008 中國 二零零八年三月二十八日	**USD39,500**	USD39,500	**51%**	51%	Provision of maintenance of aircraft, engine and other related components maintenance services 提供飛機、發動機和其他相關部件的維修

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司（續）

Company 公司名稱	Place and date of establishment 成立地點及日期	Registered capital 註冊資本		Attributable equity interest 應佔股份		Principal activities 主要業務
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	2012 二零一二年	2011 二零一一年	
New Shanghai International Tower Co., Ltd. 新上海國際大廈有限公司	PRC 17 November 1992 中國 一九九二年十一月十七日	**166,575**	166,575	**20%**	20%	Provision of property development and management 提供物業管理服務
Eastern Aviation Import & Export Co., Ltd (**"Eastern Import & Export"**) 東方航空進出口有限公司（「**東航進出口**」）	PRC 9 June 1993 中國 一九九三年六月九日	**80,000**	80,000	**45%**	45%	Provision of aviation equipment, spare parts purchase 從事飛機、飛行設備及飛行設備零件貿易
Shanghai Dongmei Aviation Travel Co., Ltd. (**"Dongmei Travel"**) 上海東美航空旅遊有限公司（「**東美旅遊**」）	PRC 17 October 2004 中國 二零零四年十月十七日	**51,369**	51,369	**27%**	27%	Provision of traveling and accommodation agency services 提供旅遊及酒店住宿代理服務
Eastern Aviation Advertising Service Co., Ltd. (**"Eastern Advertising"**) 上海東方航空傳媒有限公司（「**東航傳媒**」）	PRC 04 March 1986 中國 一九八六年三月四日	**50,000**	50,000	**45%**	45%	Provision of aviation advertising agency services 從事代理航空廣告業務
Shanghai Hongpu Civil Airport Communication Co., Ltd. 上海虹浦民用機場通信有限公司	PRC 18 October 2002 中國 二零零二年十月十八日	**25,000**	25,000	**30%**	30%	Provision of cable and wireless communication services 提供有線及無線通訊服務
Collins Aviation Maintenance Service Shanghai Ltd. 上海科林斯航空維修服務有限公司	PRC 27 September 2002 中國 二零零二年九月二十七日	**USD7,000**	USD7,000	**35%**	35%	Provision of airline electronic product maintenance services 提供航線電子產品維修服務

Notes:

(a) In 2008, the Company entered into an agreement with United Technologies International Corporation (**"Technologies International"**) to establish Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (**"Shanghai P&W"**). Shanghai P&W has a registered capital of approximately USD40 million in which the Company holds a 51% interests. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

註釋：

(a) 於二零零八年，本公司與美國聯合技術國際有限公司（「**聯合技術國際**」）投資成立了上海普惠飛機發動機維修有限公司（以下簡稱「**上海普惠**」）。上海普惠註冊資本為0.4億美元，本公司持有該公司51%的股權。根據公司章程，聯合技術國際對上海普惠的財務和日常經營活動具有控制權，因此本公司將上海普惠作為聯營公司核算。

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

23. INVESTMENTS IN ASSOCIATES (continued) 23. 投資於聯營公司(續)

Notes: (continued) 註釋:(續)

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

(b) 本集團攤佔聯營公司的收入、業績、資產及負債如下:

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit 利潤 RMB'000 人民幣千元
2012	**二零一二年**	**4,021,663**	**3,188,191**	**2,973,719**	**103,209**
2011	二零一一年	3,728,129	2,890,540	2,417,786	75,435

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES 24. 投資於合營公司

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Unlisted investments, at cost	非上市投資的成本值	**323,238**	323,238	**323,238**	323,238
Share of results/reserves	攤佔業績/儲備	**94,921**	100,018	**–**	–
		418,159	423,256	**323,238**	323,238

The movement on investments in jointly controlled entities is as follows: 投資於合營公司的變動如下:

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**423,256**	406,170	**323,238**	323,238
Share of results	攤佔業績	**29,960**	31,437	**–**	–
Dividend received/declared during the year	本年收到/宣告的股息	**(35,057)**	(14,351)	**–**	–
At 31 December	十二月三十一日結餘	**418,159**	423,256	**323,238**	323,238

24. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued) 24. 投資於合營公司(續)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC, are as follows:

本集團的主要合營公司均為中國成立及營運的有限責任公司，其具體情況如下：

Company 公司名稱	Place and date of establishment 成立地點及日期	Paid-up capital 實收資本 2012 二零一二年	 2011 二零一一年	Attributable equity interest 應佔股份 2012 二零一二年	 2011 二零一一年	Principal activities 主要業務
Shanghai Technologies Aerospace Co., Ltd. ("**Technologies Aerospace**") (Note (a)) 上海科技宇航有限公司(「**科技宇航**」)(註釋(a))	PRC 28 September 2004 中國 二零零四年九月二十八日	**USD73,000**	USD73,000	**51%**	51%	Provision of repair and maintenance Services 提供飛機修理及維修服務
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("**Wheels & Brakes**") 上海東聯航空機輪剎車大修工程有限公司(「**機輪剎車**」)	PRC 28 December 1995 中國 一九九五年十二月二十八日	**USD2,100**	USD2,100	**40%**	40%	Provision of spare parts repair and maintenance Services 提供零件維修服務
Eastern China Kaiya System Integration Co., Ltd. 上海民航華東凱亞系統集成有限公司	PRC 21 May 1999 中國 一九九九年五月二十一日	**RMB10,000**	RMB10,000	**41%**	41%	Provision of computer systems development and maintainance services 提供電腦系統開發和維修服務

Notes:

註釋：

(a) Under a Joint Venture Agreement with the joint venture partner of Technologies Aerospace dated 10 March 2003, the Company has agreed to share control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

(a) 根據本公司與科技宇航另一合作投資方於二零零三年三月十日簽署的聯合投資協議，本公司同意與另一合作投資方共同享有科技宇航經營活動的控制權。任何與科技宇航活動有關的財務及經營決策都要求本公司與科技宇航另一合作投資方取得一致的同意。

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

(b) 本集團攤佔合營公司的收入、業績、資產及負債如下：

		Assets 資產 RMB'000 人民幣千元	Liabilities 負債 RMB'000 人民幣千元	Revenues 收入 RMB'000 人民幣千元	Profit 利潤 RMB'000 人民幣千元
2012	**二零一二年**	**494,042**	**75,883**	**312,600**	**29,960**
2011	二零一一年	524,573	101,317	287,822	31,437

25. OTHER LONG-TERM ASSETS

25. 其他長期資產

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Deposits relating to aircraft under operating leases (Note (a))	經營性租賃飛機相關的押金(註釋(a))	**807,543**	749,580	**251,411**	262,420
Deferred pilot recruitment costs (Note (b))	遞延飛行員養成費(註釋(b))	**869,082**	886,177	**769,908**	650,822
Other long-term assets	其他長期資產	**281,631**	294,077	**55,717**	67,192
		1,958,256	1,929,834	**1,077,036**	980,434

Notes:

(a) The fair values of deposits relating to aircraft held under operating leases of the Group and the Company are approximately RMB722 million and RMB219 million (2011: RMB685 million and RMB248 million), respectively, which are determined using the expected future refunds discounted at market interest rates at the year end.

(b) Deferred pilot recruitment costs represent the cost bore by the Group in connection with securing certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of five years, starting from the pilot joints the Group.

註釋：

(a) 本集團及本公司與經營性租賃飛機相關的押金之公允價值分別為人民幣7.22億元及人民幣2.19億元(二零一一年：人民幣6.85億元及人民幣2.48億元)，其公允價值是根據預期支付款項按年末市場年利率折現計算而得。

(b) 遞延飛行員養成費指由本集團承擔的與飛行員養成相關的支出。該些支出之目的為保證飛行員為本集團服務一定期限，並自飛行員加入本集團之日起按5年的預期受益期以直線法攤銷。

26. FLIGHT EQUIPMENT SPARE PARTS

26. 飛行設備零件

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Flight equipment spare parts	飛行設備零件	**2,765,291**	2,506,388	**2,402,863**	2,011,234
Less: provision for spare parts	減：零件跌價準備	**(677,313)**	(950,844)	**(608,416)**	(740,648)
		2,087,978	1,555,544	**1,794,447**	1,270,586

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the aircraft and related spare parts.

飛行設備零件跌價準備是基於賬面價值和可變現淨值的差額做出的。可變現淨值根據當前市場狀況，歷史經驗和本公司對飛機和相關零件的未來營運計劃估計得出。

26. FLIGHT EQUIPMENT SPARE PARTS (continued) 26. 飛行設備零件(續)

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**950,844**	986,100	**740,648**	780,831
Provision written off in relation to disposal of spare parts	零件處置的跌價準備核銷	**(170,194)**	(61,356)	**-**	(61,263)
Provision for/(reversal of) impairment of spare parts (Note 10(a)&(b))	零件跌價準備(沖回)／計提(註釋10(a)&(b))	**(103,337)**	26,100	**(132,232)**	21,080
At 31 December	十二月三十一日結餘	**677,313**	950,844	**608,416**	740,648

27. TRADE RECEIVABLES 27. 應收賬款

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

給予顧客的信貸額及還款期按個別情況釐定，通常由半個月至兩個月不等。

The aging analysis of trade receivables is as follows:

應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Within 90 days	九十日內	**2,851,736**	2,381,707	**3,527,071**	2,372,192
91 to 180 days	九十一日至一百八十日	**68,488**	79,636	**37,897**	46,081
181 to 365 days	一百八十一日至三百六十五日	**35,995**	38,382	**28,799**	33,885
Over 365 days	超過三百六十五日	**208,770**	237,356	**87,537**	116,794
		3,164,989	2,737,081	**3,681,304**	2,568,952
Less: provision for impairment of receivables	減：應收賬款減值撥備	**(202,808)**	(233,055)	**(80,283)**	(106,329)
Trade receivables	應收賬款	**2,962,181**	2,504,026	**3,601,021**	2,462,623

Balances with related companies included in trade receivables are summarised in Note 47(c)(i).

應收賬款中與關聯方相關的餘額匯總列示於附註47(c)(i)。

The carrying amounts of the trade receivables approximate their fair value.

應收賬款的賬面價值接近其公允價值。

Trade receivables that were neither over due nor impaired relate to a large number of independent sales agents for whom there is no recent history of default.

未逾期亦無減值的應收賬款乃與多名近期無拖欠記錄的各種客戶有關。

27. TRADE RECEIVABLES (continued)

27. 應收賬款(續)

As at 31 December 2012, trade receivables of RMB137 million (2011: RMB101 million) were past due but not impaired. These relate to a number of independent sales agents for whom there is no recent history of default. The Group holds cash deposits of RMB680 million (2011: RMB627 million) from these agents. The ageing analysis of these trade receivables is as follows:

於二零一二年十二月三十一日，應收賬款人民幣1.37億元(二零一一年：人民幣1.01億元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。對該些獨立客戶，本集團持有金額為人民幣6.80億元(二零一一年：人民幣6.27億元)押金。此等應收賬款的賬齡分析如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Within 90 days	三個月以內	**48,017**	31,974	**18,956**	12,602
91 to 180 days	三至六個月	**52,997**	41,793	**37,897**	46,081
181 to 365 days	六至十二個月	**35,995**	26,920	**28,799**	33,885
		137,009	100,687	**85,652**	92,568

As at 31 December 2012, trade receivables of RMB167 million (2011: RMB198 million) were impaired and fully provided for. The remaining impaired trade receivables relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered. The factors considered by management in determining the impairment are described in Note 2(s).

於二零一二年十二月三十一日，應收賬款人民幣1.67億元(二零一一年：人民幣1.98億元)已經減值，並已記提全額減值撥備。餘下減值的應收賬款涉及某些有財務困境的客戶，而預計只有部份應收賬款可被收回。管理層決定減值撥備的考慮因素於附註2(s)已述。

The ageing of impaired receivables is as follows:

已計提減值撥備的應收賬款的賬齡如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
181 to 365 days over due	逾期6個月至1年	**15,490**	9,910	**7,843**	1,657
1 to 2 years over due	逾期1至2年	**22,714**	25,873	**9,469**	18,337
Over 2 years over due	逾期2年以上	**186,057**	211,483	**78,069**	99,373
		224,261	247,266	**95,381**	119,367

27. TRADE RECEIVABLES (continued) 27. 應收賬款(續)

Movements on the Group's provision for impairment of trade receivables are as follows:

應收賬款減值撥備的變動如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**233,055**	245,961	**106,329**	125,553
Receivables written off during the year as uncollectible	年內列為未能收回的應收款核銷	**(30,064)**	(13,970)	**(26,046)**	(12,992)
Provision for/(reversal of) impairment of receivables	本年計提／(轉回)減值撥備	**(183)**	1,064	**–**	(6,232)
At 31 December	十二月三十一日結餘	**202,808**	233,055	**80,283**	106,329

The net impact of creation and release of provisions for impaired receivables have been included in 'Provision for impairment of trade and other receivables' in the income statement (Note 11). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

對應收款撥備的計提和撥回的淨影響已包括在利潤表中「應收賬款及其他應收款減值準備」內(附註11)。在準備賬戶中扣除的數額一般會在預期無法收回額外現金時核銷。

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

本集團應收賬款的賬面值按幣種列示如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Currency	貨幣				
Renminbi	人民幣	**2,510,514**	2,124,351	**3,211,196**	2,148,659
Japanese Yen	日元	**161,020**	140,143	**161,020**	133,706
US Dollars	美元	**119,362**	131,720	**30,523**	22,192
Euro	歐元	**156,354**	121,646	**60,826**	45,174
HK Dollars	港幣	**66,565**	121,089	**66,565**	121,089
Other currencies	其他貨幣	**151,174**	98,132	**151,174**	98,132
		3,164,989	2,737,081	**3,681,304**	2,568,952

The maximum exposure to credit risk at the reporting date is the carrying amount of receivable shown above.

在報告日期，信貸風險的最高風險承擔為上述應收款的賬面值。

28. PREPAYMENTS AND OTHER RECEIVABLES 28. 預付款、存款及其他應收款

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
VAT recoverable	待抵扣增值稅	**920,135**	–	**919,517**	–
Rebate receivables on aircraft acquisitions	購入飛機所得應收回扣款	**676,126**	836,647	**645,781**	801,002
Amounts due from related companies (Note 47(c)(i))	應收有關連公司款項（附註47(c)(i)）	**402,844**	249,865	**4,577,552**	2,326,225
Prepaid aircraft operating lease rentals	預付飛機經營性租賃租金	**314,600**	280,638	**130,622**	130,760
Rental deposits	租賃訂金	**236,508**	222,455	**201,103**	246,636
Others	其他	**1,106,486**	1,148,628	**689,173**	397,781
Subtotal	小計	**3,656,699**	2,738,233	**7,163,748**	3,902,404
Less: bad debt provision	減：減值撥備	**(288,051)**	(327,338)	**(254,756)**	(254,756)
		3,368,648	2,410,895	**6,908,992**	3,647,648

29. RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS 29. 限制性銀行存款和短期銀行存款

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Bank deposits with original maturity over three months but less than a year	原到期日在三個月至一年內的銀行存款	**1,657,568**	2,616,057	**55,806**	110,782
Restricted bank deposits	限制性銀行存款	**68,683**	278,230	**53,737**	249,386
		1,726,251	2,894,287	**109,543**	360,168

Note:

As at 31 December 2012, the deposits are primarily denominated in RMB and bore effective interest rates ranging from 2.85% to 4.65% per annum (2011: 0.5% to 5.3% per annum).

註釋：

於二零一二年十二月三十一日，存款主要是年利率2.85%至4.65%（二零一一年：0.5%至5.3%）的人民幣存款。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

29. RESTRICTED BANK DEPOSITS AND SHORT-TERM BANK DEPOSITS (continued)

29. 限制性銀行存款和短期銀行存款(續)

The carrying amounts of the Group's and Company's restricted bank deposits and short-term bank deposits are denominated in the following currencies:

集團和本公司的限制性銀行存款和短期銀行存款的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Renminbi	人民幣	**1,625,891**	2,837,308	**9,183**	306,475
Japanese Yen	日元	**39,724**	24,637	**39,724**	24,637
US Dollars	美元	**16,082**	16,145	**16,082**	16,145
HK Dollars	港幣	**15,973**	6,895	**15,973**	6,895
Euro	歐元	**9,818**	9,302	**9,818**	6,016
Other currencies	其他貨幣	**18,763**	–	**18,763**	–
		1,726,251	2,894,287	**109,543**	360,168

30. CASH AND CASH EQUIVALENTS

30. 現金及現金等價物

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

本集團及本公司現金及現金等價物的賬面價值按幣種列示如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Renminbi	人民幣	**1,933,933**	3,249,932	**152,173**	326,408
US Dollars	美元	**372,388**	520,976	**263,523**	453,753
Euro	歐元	**38,172**	19,753	**35,431**	7,938
Japanese Yen	日元	**30,451**	5,425	**30,267**	1,021
Hong Kong Dollars	港幣	**25,528**	26,219	**25,110**	25,412
Others	其他貨幣	**111,224**	38,668	**110,918**	37,480
		2,511,696	3,860,973	**617,422**	852,012

31. TRADE PAYABLES AND NOTES PAYABLE 31. 應付賬款及應付票據

The aging analysis of trade payables and notes payable is as follows:

應付賬款及應付票據的賬齡分析如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Within 90 days	九十日以內	**1,473,087**	1,761,478	**6,776,696**	2,400,602
91 to 180 days	九十一日至一百八十日	**397,815**	217,331	**17,467**	620,039
181 to 365 days	一百八十一日至三百六十五日	**675,630**	409,475	**420,700**	243,903
1 to 2 years	一至兩年	**378,922**	153,498	**272,317**	85,094
Over 2 years	超過兩年	**149,871**	150,842	**71,162**	130,471
		3,075,325	2,692,624	**7,558,342**	3,480,109

As at 31 December 2012, the trade payables and notes payable balances of the Group and the Company included amounts due to related companies of RMB1,950 million (2011: RMB1,216 million) and RMB7,175 million (2011: RMB2,925 million) respectively (Note 47(c)(ii)).

於二零一二年十二月三十一日，本集團和本公司應付賬款及應付票據餘額中應付關聯公司餘額分別為人民幣19.50億元(二零一一年：人民幣12.16億元)和人民幣71.75億元(二零一一年：人民幣29.25億元)(附註47(c)(ii)。

As at 31 December 2012, notes payable amounted to RMB250 million (2011: RMB48 million), which were unsecured, bore effective interest rates ranging from 4.65% to 4.68% per annum (2011: 6% to 8%) and are repayable within six months.

於二零一二年十二月三十一日，應付票據總額為人民幣2.50億元(二零一一年：人民幣0.48億元)，無擔保，年利率為4.65%至4.68%(二零一一年：6%至8%)，並將於六個月內支付。

32. OTHER PAYABLES AND ACCRUED EXPENSES 32. 其他應付款及預提費用

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Accrued salaries, wages and benefits	預提工資、薪金及福利	**2,210,517**	2,657,376	**1,361,547**	1,590,845
Accrued take-off and landing charges	預提飛機起降費用	**2,127,855**	1,885,898	**681,157**	695,207
Accrued fuel cost	預提飛機航油費用	**2,175,948**	2,223,904	**1,219,983**	1,326,225
Accrued expenses related to aircraft overhaul conducted	預提已發生的飛機大修費用	**1,675,056**	1,941,007	**871,867**	1,087,209
Duties and levies payable	關稅及應付稅費	**1,574,574**	1,750,389	**917,995**	1,030,312
Other accrued operating expenses	預提其他營運費用	**2,038,930**	1,571,843	**1,061,784**	1,030,312
Deposits received from ticket sales agents	從票務銷售代理收取的訂金	**680,318**	627,006	**298,690**	368,149
Current portion of other long-term liabilities (Note 36)	其他長期負債的流動部份(附註36)	**314,996**	398,701	**184,183**	249,259
Staff housing allowance (Note 39(b))	職工住房補貼(附註39(b))	**391,358**	389,719	**242,614**	262,964
Amounts due to related companies (Note 47(c)(ii))	應付有關連公司款項(附註47(c)(ii))	**194,884**	96,590	**2,412,228**	1,101,154
Current portion of post-retirement benefit obligations (Note 38(b))	退休後福利準備的流動部份(附註38(b))	**85,800**	83,483	**70,051**	70,327
Other payables	其他	**2,785,989**	2,641,371	**1,765,172**	1,849,389
		16,256,225	16,267,287	**11,087,271**	10,661,352

33. OBLIGATIONS UNDER FINANCE LEASES

As at 31 December 2012, the Group and the Company had 98 and 72 aircraft (2011: 80 and 60 aircraft), respectively, under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

33. 融資租賃負債

於二零一二年十二月三十一日，本集團及本公司以融資租賃方式分別租入飛機98架和72架(二零一一年：80架和60架)。根據租賃條款，本集團及本公司有權於租賃期滿或接近屆滿時，以市場公平價值或由有關出租人釐定的成本購買其中某些飛機。融資租賃負債主要以美元為單位計值。

融資租賃最低租金(包括利息)及最低租金的現值分列如下：

		Group 集團					
		2012 二零一二年			2011 二零一一年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	3,004,452	399,183	2,605,269	2,790,844	331,585	2,459,259
In the second year	第二年	3,059,744	355,576	2,704,168	2,846,797	288,703	2,558,094
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	8,685,669	760,777	7,924,892	7,836,047	600,836	7,235,211
After the fifth year	五年以後	9,027,940	404,291	8,623,649	8,448,826	440,568	8,008,258
Total	總額	23,777,805	1,919,827	21,857,978	21,922,514	1,661,692	20,260,822
Less: amount repayable within one year	減：一年內償還部份	(3,004,452)	(399,183)	(2,605,269)	(2,790,844)	(331,585)	(2,459,259)
Long-term portion	長期部份	20,773,353	1,520,644	19,252,709	19,131,670	1,330,107	17,801,563

33. OBLIGATIONS UNDER FINANCE LEASES (continued) 33. 融資租賃負債(續)

		Company 公司					
		2012 二零一二年			2011 二零一一年		
		Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元	Minimum lease payments 最低租金 RMB'000 人民幣千元	Interest 利息 RMB'000 人民幣千元	Present value of minimum lease payments 最低租金之現值 RMB'000 人民幣千元
Within one year	一年內	2,306,694	328,676	1,978,018	2,278,734	267,746	2,010,988
In the second year	第二年	2,348,170	300,158	2,048,012	2,298,934	226,849	2,072,085
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	6,776,545	662,500	6,114,045	6,190,003	471,306	5,718,697
After the fifth year	五年以後	7,707,677	371,542	7,336,135	6,690,780	358,378	6,332,402
Total	總額	19,139,086	1,662,876	17,476,210	17,458,451	1,324,279	16,134,172
Less: amount repayable within one year	減:一年內償還部份	(2,306,694)	(328,676)	(1,978,018)	(2,278,734)	(267,746)	(2,010,988)
Long-term portion	長期部份	16,832,392	1,334,200	15,498,192	15,179,717	1,056,533	14,123,184

The fair value of obligations under finance leases of the Group and the Company are RMB22,883 million and RMB18,353 million (2011: RMB20,866 million and RMB16,599 million), respectively, which are determined using the expected future payments discounted at market interest rates prevailing at the year end.

本集團及本公司融資租賃負債之公允值分別為人民幣228.83億元及人民幣183.53億元(二零一一年:人民幣208.66億元及人民幣165.99億元),其公允值是根據預期支付款項按年末市場利率折現計算而得。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

34. BORROWINGS 34. 借款

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Non-current	非流動部分				
Long-term bank borrowings	長期銀行借款				
– secured (Note (a))	一有抵押(註釋(a))	**15,780,892**	11,988,500	**10,621,656**	6,439,802
– unsecured (Note (b))	一無抵押(註釋(b))	**4,815,271**	9,114,963	**4,465,678**	8,745,066
Guaranteed bonds (Note (c))	有擔保債券(註釋(c))	**2,500,000**	2,500,000	**–**	–
		23,096,163	23,603,463	**15,087,334**	15,184,868
Current	流動部份				
Long-term bank borrowings	長期銀行借款				
– secured (Note (a))	一有抵押(註釋(a))	**2,612,055**	1,973,744	**1,772,886**	983,602
– unsecured (Note (b))	一無抵押(註釋(b))	**7,147,656**	4,743,506	**7,007,649**	4,081,231
Short-term bank borrowings	短期銀行借款				
– secured (Note (a))	一有抵押(註釋(a))	**–**	221,948	**–**	221,948
– unsecured (Note (b))	一無抵押(註釋(b))	**8,880,244**	11,231,932	**7,555,262**	9,543,699
Short-term debentures (Note (d))	短期融資券(註釋(d))	**4,000,000**	–	**4,000,000**	–
		22,639,955	18,171,130	**20,335,797**	14,830,480
Total borrowings	借款總額	**45,736,118**	41,774,593	**35,423,131**	30,015,348
The borrowings are repayable as follows:	銀行借款應於下列期間內償還：				
Within one year	一年內	**22,639,955**	18,171,130	**20,335,797**	14,830,480
In the second year	第二年	**7,272,821**	8,407,984	**3,880,837**	7,335,988
In the third to fifth year inclusive	第三年至第五年（包括首尾兩年）	**7,905,631**	9,391,440	**5,536,565**	4,484,140
After the fifth year	五年以後	**7,917,711**	5,804,039	**5,669,932**	3,364,740
Total borrowings	借款總額	**45,736,118**	41,774,593	**35,423,131**	30,015,348

Notes:

(a) As at 31 December 2012, the secured bank borrowings of the Group and the Company were pledged by the related aircraft and buildings with an aggregate net book amount of RMB22,544 million and RMB15,078 million respectively (2011: RMB18,317 million and RMB10,005 million) (Note 19).

(b) Certain unsecured bank borrowings of the Group totaling of RMB95 million (2011: RMB228 million) were guaranteed by CEA Holding (Note 47(c)).

(c) On 1 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited (**"Eastern Air Overseas HK"**), a wholly owned subsidiary of the Company, issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4% per annum, which is payable semi-annually. The principle of the bonds will mature and be repayable on 8 August 2014.

The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(d) On 13 September 2012, the Company issued short-term debentures with a principal of RMB4 billion. The debentures bear interest at the rate of 4.1% per annum. The principal and interest will mature and be repayable on 10 June 2013.

註釋：

(a) 於二零一二年十二月三十一日，本集團及本公司的抵押借款以若干飛機及樓宇作抵押物，其賬面價值分別為人民幣225.44億元及人民幣150.78億元(二零一一年：人民幣183.17億元及人民幣100.05億元)(附註19)。

(b) 本集團部份非抵押銀行貸款計人民幣0.95億元(二零一一年：人民幣2.28億元及)由中國東航集團提供擔保(附註47(c))。

(c) 於二零一一年八月一日，本公司之全資附屬公司東航海外(香港)有限公司(「**海外香港**」)按照面值發行人民幣25億元的3年期有擔保債券，年利率為4%，每半年付息一次。此債券將在到期日二零一四年八月八日按照面值贖回。

本公司為上述債券提供無條件及不可撤回擔保。

(d) 於二零一二年九月十三日，本公司發行人民幣40億元的短期融資券，年利率為4.1%。本金和利息將在二零一三年六月十日到期並償還。

34. BORROWINGS (continued)

34. 借款(續)

The terms of the long-term borrowings are summarised as follows:

長期借款的條款概括如下：

Currency 幣種	Interest rate and final maturities 借款利率及到期日	Group 集團 2012 二零一二年 RMB'000 人民幣千元	Group 集團 2011 二零一一年 RMB'000 人民幣千元	Company 公司 2012 二零一二年 RMB'000 人民幣千元	Company 公司 2011 二零一一年 RMB'000 人民幣千元
Long-term bank borrowings 長期銀行借款					
RMB denominated 人民幣	interest rate ranging from 4.86% to 6.4% with final maturities through to 2020 年利率介於4.86%至6.4%不等，借款至2020年最後到期	**3,953,340**	8,844,130	**3,593,300**	7,378,300
USD denominated 美元	interest rate ranging from libor 6 +0.03% to libor 6 + 5.3% with final maturities through to 2022 年利率介於6個月LIBOR +0.03%至6個月LIBOR +5.3%不等，借款至2022年最後到期	**26,402,534**	18,976,583	**20,274,569**	12,871,401
Guaranteed bonds 擔保債權					
RMB denominated 人民幣	interest rate of 4.00% with final maturities through to 2014 年利率4.0%，借款至2014年最後到期	**2,500,000**	2,500,000	**-**	-
Total long term borrowings 長期借款總計		**32,855,874**	30,320,713	**23,867,869**	20,249,701

The fair value of long-term borrowing of the Group and the Company are RMB32,881 million and RMB24,059 million (2011: RMB30,363 million and RMB20,706 million), respectively, which are determined using the expected future payments discounted at prevailing market interest rates available to the Group and the Company for financial instruments with substantially the same terms and characteristics at the balance sheet date.

本集團及本公司的長期借款之公允價值分別為人民幣328.81億元及人民幣240.59億元(二零一一年：人民幣303.63億元及人民幣207.06億元)，其公允價值乃根據預期支付款項，以及於資產負債表日本集團和本公司可獲得的相同條款及特徵金融工具主要市場利率來折現計算。

Short-term borrowings of the Group and the Company are repayable within one year. As at 31 December 2012, the interest rates relating to such borrowings were ranged from 1.11% to 6.56% per annum (2011: 1.30% to 6.31% per annum).

本集團及本公司的短期借款均為一年以內償還的借款。於二零一二年十二月三十一日，短期借款的年利率介於1.11%至6.56%(二零一一年：1.30%至6.31%)。

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

34. BORROWINGS (continued) 34. 借款(續)

The carrying amounts of the borrowings are denominated in the following currencies:

借款的賬面金額以下列貨幣為單位：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Renminbi	人民幣	**13,827,340**	16,779,919	**9,943,300**	11,428,300
US Dollars	美元	**31,605,345**	24,994,674	**25,176,398**	18,587,048
Japanese Yen	日元	**303,433**	–	**303,433**	–
		45,736,118	41,774,593	**35,423,131**	30,015,348

35. PROVISION FOR RETURN CONDITION CHECKS FOR AIRCRAFT UNDER OPERATING LEASES 35. 經營租賃飛機退租檢修準備

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**3,299,126**	2,814,503	**1,721,095**	1,517,071
Additional provisions	本年計提	**872,770**	801,309	**209,772**	262,569
Utilisation	本年度支付	**(373,134)**	(316,686)	**(168,233)**	(58,545)
At 31 December	十二月三十一日結餘	**3,798,762**	3,299,126	**1,762,634**	1,721,095
Less: current portion	減：流動部份	**(734,205)**	(375,409)	**(88,081)**	(174,151)
Long-term portion	長期部份	**3,064,557**	2,923,717	**1,674,553**	1,546,944

In respect of aircraft and engines under operating leases, the Group has obligations to fulfill certain return conditions under the leases. The balance as at 31 December 2012 represents the provision for the estimated cost of these return condition checks which is made on a straight line basis over the term of the leases.

對於經營租賃的飛機和發動機，本集團有義務滿足有關租賃規定的交還條件。二零一二年十二月三十一日的餘額是按租賃條款以直線法預計的退租檢修準備金。

36. OTHER LONG-TERM LIABILITIES

36. 其他長期負債

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Fair value of unredeemed points awarded under the Group's frequent flyer program	常旅客計劃尚未兌換獎勵積分的公允價值	**1,624,248**	1,424,709	**940,147**	815,183
Long-term duties and levies payable relating to finance leases	融資租賃的長期應付關稅及其他稅項	**209,727**	908,406	**114,934**	674,238
Other long-term payables	其他長期應付款	**116,558**	112,685	**91,821**	91,649
		1,950,533	2,445,800	**1,146,902**	1,581,070
Less: current portion included in other payables and accrued expenses (Note 32)	減：計入其他應付款和預提費用中的流動部份(附註32)	**(314,996)**	(398,701)	**(184,183)**	(249,259)
Long-term portion	長期部份	**1,635,537**	2,047,099	**962,719**	1,331,811

37. DEFERRED TAXATION

37. 遞延稅項

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

當有法定權利可將稅項抵銷，且涉及同一管轄機構，則可將遞延稅項資產與遞延稅項負債互相抵銷。抵銷後，按下列金額在資產負債表內列示：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Deferred tax assets	遞延稅項資產				
– Deferred tax asset to be utilised after 12 months	–12個月以上可實現的遞延稅項資產	**53,708**	41,687	**–**	–
– Deferred tax asset to be utilised within 12 months	–12個月以內可實現的遞延稅項資產	**853**	2,731	**–**	–
		54,561	44,418	**–**	–
Deferred tax liabilities	遞延稅項負債				
– Deferred tax liability to be realised after 12 months	–12個月以上可實現的遞延稅項負債	**(29,326)**	(29,326)	**–**	–
Net deferred tax assets	遞延稅項資產淨額	**25,235**	15,092	**–**	–

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

37. DEFERRED TAXATION (continued) 37. 遞延稅項(續)

Movements in the net deferred tax assets are as follows:

遞延稅項淨資產的變動如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**15,092**	23,374	**–**	–
Charged to income statement (Note 14)	計入利潤表(附註14)	**10,143**	(8,282)	**–**	–
At 31 December	十二月三十一日結餘	**25,235**	15,092	**–**	–

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

遞延稅項資產及負債在同一稅法機構下抵銷前的結餘有以下的稅務影響組成：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Deferred tax assets:	遞延稅項資產：				
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的跌價準備	**40,408**	70,071	**36,380**	64,951
Impairment provision for receivables	應收款減值準備	**23,950**	34,745	**20,034**	31,537
Impairment provision for property, plant and equipment	物業、機器及設備減值準備	**43,222**	78,286	**39,123**	74,187
Derivative financial liabilities	交易性金融負債	**20,339**	29,201	**20,339**	29,201
Provision for post-retirement benefits	退休後福利準備	**196,580**	230,361	**154,062**	198,370
		324,499	442,664	**269,938**	398,246
Deferred tax liabilities:	遞延稅項負債：				
Depreciation and amortisation	折舊及攤銷	**(294,745)**	(426,481)	**(265,419)**	(397,155)
Derivative financial assets	交易性金融資產	**(4,519)**	(1,091)	**(4,519)**	(1,091)
		(299,264)	(427,572)	**(269,938)**	(398,246)
		25,235	15,092	**–**	–

37. DEFERRED TAXATION (continued) 37. 遞延税項(續)

Movements of the net deferred tax assets of the Group for the year: 遞延税項淨資產的變動如下：

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/credited to income statement 利潤表(借項)／貸項 RMB'000 人民幣千元	At the end of the year 年末餘額 RMB'000 人民幣千元
For the year ended 31 December 2012	二零一二年度			
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的跌價準備	70,071	(29,663)	40,408
Impairment provision for receivables	應收款減值準備	34,745	(10,795)	23,950
Impairment provision for property, plant and equipment and construction in progress	物業、機器及設備和在建工程減值準備	78,286	(35,064)	43,222
Derivative financial liabilities	交易性金融負債	29,201	(8,862)	20,339
Provision for post-retirement benefits	退休後福利準備	230,361	(33,781)	196,580
		442,664	(118,165)	324,499
Depreciation and amortisation	折舊及攤銷	(426,481)	131,736	(294,745)
Derivative financial assets	交易性金融資產	(1,091)	(3,428)	(4,519)
		(427,572)	128,308	(299,264)
Net deferred tax assets	遞延税項資產淨額	15,092	10,143	25,235

37. DEFERRED TAXATION (continued)

37. 遞延稅項(續)

		At the beginning of the year 年初餘額 RMB'000 人民幣千元	(Charged)/credited to income statement 利潤表(借項)/貸項 RMB'000 人民幣千元	At the end of the year 年末餘額 RMB'000 人民幣千元
For the year ended 31 December 2011	二零一一年度			
Impairment provision for obsolete flight equipment spare parts	飛機設備零件的跌價準備	83,365	(13,294)	70,071
Impairment provision for receivables	應收款減值準備	69,063	(34,318)	34,745
Impairment provision for property, plant and equipment and construction in progress	物業、機器及設備和在建工程減值準備	128,226	(49,940)	78,286
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	93,740	(93,740)	–
Provision for frequent flyer programs	常旅客獎勵計劃準備	44,001	(44,001)	–
Derivative financial liabilities	交易性金融負債	29,526	(325)	29,201
Provision for post-retirement benefits	退休後福利準備	245,026	(14,665)	230,361
		692,947	(250,283)	442,664
Depreciation and amortisation	折舊及攤銷	(652,521)	226,040	(426,481)
Derivative financial assets	交易性金融資產	(17,052)	15,961	(1,091)
		(669,573)	242,001	(427,572)
Net deferred tax assets	遞延稅項資產淨額	23,374	(8,282)	15,092

As at the balance sheet date, the Group and the Company had following balances in respect of which no deferred tax asset has been recognised:

於資產負債表日，本集團及本公司的未確認遞延稅項資產的相關餘額列示如下：

		Group 集團			
		2012 二零一二年		2011 二零一一年	
		Deferred taxation 遞延稅項 RMB'000 人民幣千元	**Temporary differences 暫時性差異 RMB'000 人民幣千元**	Deferred taxation 遞延稅項 RMB'000 人民幣千元	Temporary differences 暫時性差異 RMB'000 人民幣千元
Tax losses carried forward	可抵扣稅務虧損	**1,542,223**	**6,168,893**	2,428,143	9,712,570
Other deductible temporary differences	其他可抵扣暫時性差異	**970,616**	**3,882,464**	971,951	3,887,804
Total unrecognized deferred tax assets	未確認遞延稅項資產合計	**2,512,839**	**10,051,357**	3,400,094	13,600,374

37. DEFERRED TAXATION (continued) 37. 遞延税項(續)

		Company 公司			
		2012 二零一二年		2011 二零一一年	
		Deferred taxation 遞延税項 RMB'000 人民幣千元	**Temporary differences 暫時性差異 RMB'000 人民幣千元**	Deferred taxation 遞延税項 RMB'000 人民幣千元	Temporary differences 暫時性差異 RMB'000 人民幣千元
Tax losses carried forward	可抵扣税務虧損	**966,430**	**3,865,719**	1,544,268	6,177,072
Other deductible temporary differences	其他可抵扣暫時性差異	**858,662**	**3,434,648**	737,072	2,948,288
Total unrecognised deferred tax assets	未確認遞延税項資產合計	**1,825,092**	**7,300,367**	2,281,340	9,125,360

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group and the Company's tax losses carried forward will expire between 2013 and 2017.

根據中國税法,税務虧損可於五年內沖銷未來應課税收入。本集團與本公司的税務虧損將於二零一三年至二零一七年間到期。

As at 31 December 2012, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operation results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arisen from aforementioned tax losses and deductible temporary difference were not recognised.

於二零一二年十二月三十一日,管理層對未來是否可產生應税利潤以利用上述可抵扣暫時性差異及税務虧損進行了評估。由於本集團未來經營結果受航油價格及市場競爭等不確定性因素的影響,管理層認為上述可抵扣暫時性差異及税務虧損在其到期前可被利用的不確定性很大,故未確認對應的遞延所得税資產。

38. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS 38. 退休金計劃及僱員退休後的福利

(a) Defined contribution retirement schemes (a) 定額供款退休金計劃

(i) Pension (i) 養老金

The Group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the Group companies operate. Substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' salary and allowances subject to certain ceiling as set up by the relevant municipal governments. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their salaries. For the year ended 31 December 2012, the Group's pension cost charged to the consolidated income statement amounted to RMB871 million (2011: RMB768 million).

本集團在其營運地區參與當地省市政府管轄的定額供款的養老金計劃。本集團大多數中國僱員符合參與本集團的養老金計劃之條件。本集團需按薪金及津貼金額20%至22%交納供款額,並以相關市政府所設定最高額為限。僱員則按其基本薪金的7%至8%交納供款。截至二零一二年十二月三十一日止年度,本集團在該計劃下已計入合併利潤表的養老金供款費用為人民幣8.71億元(二零一一年:人民幣7.68億元)。

38. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued)

38. 退休金計劃及僱員退休後的福利（續）

(a) Defined contribution retirement schemes (continued)

(a) 定額供款退休金計劃（續）

(ii) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments, under which the Group companies and their employees are required to contribute to the schemes approximately 12% and 2%, respectively, of the employee's basic salaries subject to certain ceiling as set up by the relevant municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2012, the Group's medical insurance contributions charged to the consolidated income statement amounted to RMB391 million (2011: RMB374 million).

(ii) 醫療保險

本集團大部份中國僱員參加了各地政府組織的醫療保險計劃，本集團及僱員須分別按相關市政府所設定基本薪金約12%及2%向計劃供款，並以相關市政府所設定最高額為限。除此供款外，本集團對參加計劃的僱員並無其他醫療費用責任。截至二零一二年十二月三十一日止年度，本集團於合併利潤表中列賬的醫療保險為人民幣3.91億元（二零一一年：人民幣3.74億元）。

(b) Post-retirement benefits

In addition to the above defined contribution retirement schemes, the Group provides retirees with other post-retirement benefits, including transportation subsidies, social function activities subsidies and other welfares. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

(b) 退休後的福利

除上述的養老金計劃外，本集團提供退休僱員福利包括交通津貼、社交活動津貼以及其他福利。退休後福利所產生的費用按「預計福利按服務年期攤分法」精算估值計算，並以數項假設及估計為基準，當中包括通脹率、折現率及僱員流失率等。

在資產負債表中所確認的退休後福利費用準備如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Present value of funded post-retirement benefit obligations	設基金的僱員退休後福利費用準備的現值	**343,871**	350,210	**-**	-
Fair value of plan assets	計畫資產的公允價值	**(89,819)**	(92,450)	**-**	-
Present value of unfunded post-retirement benefit obligations	不設基金的僱員退休後福利費用準備的現值	**5,979,600**	5,826,053	**5,066,745**	5,032,085
Unrecognised actuarial losses	未確認的精算損失	**(2,888,323)**	(3,140,385)	**(2,488,244)**	(2,770,036)
Post-retirement benefit obligations	僱員退休後福利費用準備	**3,345,329**	2,943,428	**2,578,501**	2,262,049
Less: current portion (Note 32)	減：流動部份（附註32）	**(85,800)**	(83,483)	**(70,051)**	(70,327)
Long-term portion	長期部份	**3,259,529**	2,859,945	**2,508,450**	2,191,722

38. RETIREMENT BENEFIT PLANS AND POST-RETIREMENT BENEFITS (continued) 38. 退休金計劃及僱員退休後的福利(續)

(b) Post-retirement benefits (continued) (b) 退休後的福利(續)

Changes in post-retirement benefit obligations are as follows:

退休後福利費用準備的變動如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 1 January	一月一日結餘	**2,943,428**	2,617,284	**2,262,049**	1,946,006
Costs charged in the income statement	計入利潤表的有關費用	**581,775**	478,502	**460,124**	438,829
Payments	支付額	**(179,874)**	(152,358)	**(143,672)**	(122,786)
At 31 December	十二月三十一日結餘	**3,345,329**	2,943,428	**2,578,501**	2,262,049

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statements as follows:

退休後福利費用已列入工資、薪金及福利費用中，並已於本年度利潤表中反映：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Current service cost	當期服務費用	**193,936**	170,493	**136,179**	170,444
Interest cost	利息費用	**270,177**	224,064	**217,457**	182,737
Actuarial losses recognised	確認的精算損失	**124,184**	90,643	**106,488**	85,648
Estimated return on planned asset	計畫資產預期回報	**(6,522)**	(6,698)	**–**	–
Total (Note 9)	總額(附註9)	**581,775**	478,502	**460,124**	438,829

The principal actuarial assumptions at the balance sheet date are as follows:

於資產負債表日主要精算估值假設如下：

		Group and Company 集團及公司	
		2012 二零一二年	2011 二零一一年
Discount rate	折現率	**4.30%-4.35%**	4.20%-4.25%
Annual rate of increase of per capita benefit payment	支付僱員福利的每年增長率	**3%-5%**	3%-5%
Employee turnover rate	僱員流失率	**3%-3.25%**	3%-3.25%
Mortality rate	死亡率	**9.83%**	9.83%
Medical inflation rate	醫療通脹率	**5.00%**	5.00%

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards)（按國際財務報告準則編製）
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

39. STAFF HOUSING BENEFITS

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund for its employees at rates ranging from 7% to 15% (2011: 7% to 15%) of the specified salary amounts of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2012, the Group's contributions to the housing funds amounted to RMB607 million (2011: RMB545 million) which has been charged to the consolidated income statement. The staff housing fund payable as at 31 December 2012 is RMB52 million (2011: RMB28 million). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid. As at 31 December 2012, the present obligation of the provision for employee's staff housing allowances is RMB391 million (2011: RMB390 million).

For the year ended 31 December 2012, the staff housing benefit amounted to RMB171 million (2011: RMB171 million) which has been charged to the consolidated income statement.

39. 職工住房補貼

(a) 員工住房基金

根據中國住房政策，本集團需按國內員工薪金的7%至15%（二零一一年：7%至15%）供款至國家安排的住房基金中。同時，員工亦須從其薪金中，與本公司作出等值的供款。在若干特定情形員工有權提取全額供款。於截至二零一二年十二月三十一日止年度內，本集團計入合併利潤表的職工住房基金的供款計人民幣6.07億元（二零一一年：人民幣5.45億元）。截至二零一二年十二月三十一日，本集團應付職工住房基金準備餘額為人民幣0.52億元（二零一一年：人民幣0.28億元）。若基金的資產不足以支付僱員提供服務的當期及前期利益時，本集團並無法律性或推定性的責任填補不足。

(b) 員工住房補貼

本集團同時以現金方式向符合資格的員工提供員工住房補貼。受益期原則上為二十年，當符合資格員工離職或退休時，其補貼將停止計算，任何以往年度有關的未支付補貼將在其離職或退休時支付。截至二零一二年十二月三十一日，員工住房補貼準備的現值為人民幣3.91億元（二零一一年：人民幣3.90億元）。

截至二零一二年十二月三十一日止年度，計人民幣1.71億元（二零一一年：人民幣1.71億元）員工住房補貼於合併利潤表中列支。

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

40. DERIVATIVES FINANCIAL INSTRUMENTS 40. 金融衍生工具

		Group and Company 集團及公司			
		Assets 資產		Liabilities 負債	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
At 31 December	十二月三十一日結餘				
Interest rate swaps (Note (a))	利率互換合約(註釋(a))	**–**	4,279	**295,005**	267,909
Forward foreign exchange contracts (Note (b))	外匯遠期合約 (註釋(b))	**18,074**	86	**45,146**	65,075
Total	合計	**18,074**	4,365	**340,151**	332,984
Less: current portion	減：流動部份				
– Interest rate swaps	–利率互換合約	**–**	–	**–**	–
– Forward foreign exchange	–外匯遠期合約	**(18,074)**	–	**(35,813)**	(51,063)
		(18,074)	–	**(35,813)**	(51,063)
Non-current portion	非流動部份	**–**	4,365	**304,338**	281,921

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheets.

在報告日期，信貸風險的最高風險承擔為資產負債表內衍生資產的公允價值。

Notes:

註釋：

(a) Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(ii)). The interest rate swaps entered into by the Group for swapping variable rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2012, the notional amount of the outstanding interest rate swap agreements was approximately US$929 million (2011: US$695 million). These agreements will expire between 2013 and 2022.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the income statements as follows:

(a) 利率互換合約

本集團通過利率互換減低市場利率變動的風險(附註3(a)(ii))。本集團簽訂的利率互換合約將與LIBOR相關的浮動利率轉換為固定利率的利率互換合約，屬於現金流量套期，其他合約為公允價值套期。於二零一二年十二月三十一日，本集團仍持有尚未交易的利率互換合約的名義金額約為9.29億美元(二零一一年：6.95億美元)，並將於二零一三年至二零二二年間到期。

本年度已實現及未實現利率互換合約實際交割損益及公允價值變動列示於利潤表如下：

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Realised losses (recorded in finance costs)	已實現損失(計入財務費用)	**(99,169)**	(118,016)
Unrealised mark to market losses	未實現損失		
– cash flow hedges (recognised in equity)	–現金流套期(計入資本公積)	**(47,128)**	(133,526)
– fair value hedges (recognised in gain on fair value movements of derivatives financial instruments)	–公允價值套期(計入衍生金融工具公允價值變動損益)	**15,755**	9,062
		(130,542)	(242,480)

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

194

(Prepared in accordance with International Financial Reporting Standards)(按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

40. DERIVATIVES FINANCIAL INSTRUMENTS (continued)

40. 金融衍生工具(續)

Notes: (continued)

註釋:(續)

(b) Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(i)). The Group's forward foreign exchange contracts for selling Japanese Yen and purchasing U.S. dollars at fixed exchange rates are accounted for as cash flow hedges. Other forward foreign exchange contracts are accounted for as fair value hedges. As at 31 December 2012, the notional amount of the outstanding currency forward contracts was approximately US$58 million (2011: US$46 million), which will expire between 2013 and 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the income statements as follows:

(b) 外匯遠期合約

本集團通過外匯遠期合約來降低機票銷售外匯收入及需以外匯支付的費用相關的匯率波動風險(附註3(a)(i))。本集團簽訂的以固定匯率銷售日元或買入美元的外匯遠期合約,屬於現金流量套期,其他外匯遠期合約為公允價值套期。於二零一二年十二月三十一日,本集團持有尚未交易的外匯套期合約的名義金額約為0.58億美元(二零一一年:0.46億美元),並將於二零一三年至二零一七年間到期。

本年度已實現及未實現外匯遠期合約實際交割損益及公允價值變動列示於利潤表如下:

		Group 集團	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Realised losses (recorded in finance income)	已實現損失(計入財務費用)	**(12,407)**	(10,406)
Unrealised mark to market gains	未實現收益		
– cash flow hedges (recognised in equity)	–現金流套期(計入資本公積)	**37,917**	1,080
– fair value hedges (recognised in gain on fair value movements of derivatives financial instruments)	–公允價值套期(計入衍生金融工具公允價值變動損益)	**–**	10,479
		25,510	1,153

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

41. FINANCIAL INSTRUMENTS BY CATEGORY 41. 金融工具(按類別)

(a) Group (a) 集團

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2012	二零一二年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	-	-	-	234,690	234,690
Derivative financial instruments	衍生工具	-	-	18,074	-	18,074
Trade receivables	應收賬款	2,962,181	-	-	-	2,962,181
Prepayments and other receivables excluding prepayments	預付款及除預付款以外的其他應收款	2,544,967	-	-	-	2,544,967
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	1,726,251	-	-	-	1,726,251
Cash and cash equivalents	現金及現金等價物	2,511,696	-	-	-	2,511,696
Total	總計	9,745,095	-	18,074	234,690	9,997,859

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2012	二零一二年十二月三十一日					
Borrowings	借款	45,736,118	-	-	-	45,736,118
Obligations under finance leases	融資租賃負債	21,857,978	-	-	-	21,857,978
Derivative financial instruments	衍生工具	-	-	340,151	-	340,151
Trade payables and notes payable	應付賬款及應付票據	3,075,325	-	-	-	3,075,325
Other payables and accrued expenses	其他應付款及預提費用	16,256,225	-	-	-	16,256,225
Other long-term liabilities	其他長期負債	209,727	-	-	-	209,727
Total	總計	87,135,373	-	340,151	-	87,475,524

NOTES TO THE FINANCIAL STATEMENTS
財務報表附註

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

41. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 41. 金融工具(按類別)(續)

(a) Group (continued) (a) 集團(續)

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	240,380	240,380
Derivative financial instruments	衍生工具	–	–	4,365	–	4,365
Trade receivables	應收賬款	2,504,026	–	–	–	2,504,026
Prepayments and other receivables excluding prepayments	預付款及除預付款以外的其他應收款	1,437,444	–	–	–	1,437,444
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	2,894,287	–	–	–	2,894,287
Cash and cash equivalents	現金及現金等價物	3,860,973	–	–	–	3,860,973
Total	總計	10,696,730	–	4,365	240,380	10,941,475

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Borrowings	借款	41,774,593	–	–	–	41,774,593
Obligations under finance leases	融資租賃負債	20,260,822	–	–	–	20,260,822
Derivative financial instruments	衍生工具	–	–	332,984	–	332,984
Trade payables and notes payable	應付賬款及應付票據	2,692,624	–	–	–	2,692,624
Other payables and accrued expenses	其他應付款及預提費用	16,267,287	–	–	–	16,267,287
Other long-term liabilities	其他長期負債	908,406	–	–	–	908,406
Total	總計	81,903,732	–	332,984	–	82,236,716

41. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 41. 金融工具(按類別)(續)

(b) Company (b) 公司

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2012	二零一二年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	216,256	216,256
Derivative financial instruments	衍生工具	–	–	18,074	–	18,074
Trade receivables	應收賬款	3,601,021	–	–	–	3,601,021
Prepayments and other receivables excluding prepayments	預付款及除預付款以外的其他應收款	6,494,290	–	–	–	6,494,290
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	109,543	–	–	–	109,543
Cash and cash equivalents	現金及現金等價物	617,422	–	–	–	617,422
Total	總計	10,822,276	–	18,074	216,256	11,056,606

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2012	二零一二年十二月三十一日					
Borrowings	借款	35,423,131	–	–	–	35,423,131
Obligations under finance leases	融資租賃負債	17,476,210	–	–	–	17,476,210
Derivative financial instruments	衍生工具	–	–	340,151	–	340,151
Trade payables and notes payable	應付賬款及應付票據	7,558,342	–	–	–	7,558,342
Other payables and accrued expenses	其他應付款及預提費用	10,942,271	–	–	–	10,942,271
Total	總計	71,399,954	–	340,151	–	71,740,105

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

41. FINANCIAL INSTRUMENTS BY CATEGORY (continued) 41. 金融工具(按類別)(續)

(b) Company (continued) (b) 公司(續)

Assets as per balance sheet 資產負債表日的資產		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Assets at fair value through the profit and loss 以公允價值計量且其變動計入損益的資產 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Available-for-sale 可供出售金融資產 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Available-for-sale financial assets	可供出售金融資產	–	–	–	221,557	221,557
Derivative financial instruments	衍生工具	–	–	4,365	–	4,365
Trade receivables	應收賬款	2,462,623	–	–	–	2,462,623
Prepayments and other receivables excluding prepayments	預付款及除預付款以外的其他應收款	3,224,769	–	–	–	3,224,769
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	360,168	–	–	–	360,168
Cash and cash equivalents	現金及現金等價物	852,012	–	–	–	852,012
Total	總計	6,899,572	–	4,365	221,557	7,125,494

Liabilities as per balance sheet 資產負債表日的負債		Loans and receivables 借款及應收款項 RMB'000 人民幣千元	Liabilities at fair value through the profit and loss 以公允價值計量且其變動計入損益的負債 RMB'000 人民幣千元	Derivatives used for hedging 用作套期的衍生工具 RMB'000 人民幣千元	Other financial liabilities at amortised cost 以攤餘成本計量的其他金融負債 RMB'000 人民幣千元	Total 總計 RMB'000 人民幣千元
Balance 31 December 2011	二零一一年十二月三十一日					
Borrowings	借款	30,015,348	–	–	–	30,015,348
Obligations under finance leases	融資租賃負債	16,134,172	–	–	–	16,134,172
Derivative financial instruments	衍生工具	–	–	332,984	–	332,984
Trade payables and notes payable	應付賬款及應付票據	3,480,109	–	–	–	3,480,109
Other payables and accrued expenses	其他應付款及預提費用	10,661,377	–	–	–	10,661,377
Total	總計	60,291,006	–	332,984	–	60,623,990

42. SHARE CAPITAL 42. 股本

		Group and Company 集團及公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Registered, issued and fully paid of RMB1.00 each	註冊、已發行及全數繳付每股人民幣1.00元		
A share listed on the Shanghai Stock Exchange (**"A Shares"**)	在上海證券交易所上市的A股(「**A股**」)	**7,782,214**	7,782,214
– Tradable shares held by CEA Holding with trading moratorium	–中國東航集團持有的有限售條件流通股	**–**	4,831,375
– Tradable shares held by other investors with trading moratorium (Note)	–其他投資者持有的有限售條件流通股(註釋)	**–**	288,889
– Tradable shares without trading moratorium (Note)	–無限售條件流通股(註釋)	**7,782,214**	2,661,950
H shares listed on the Stock Exchange of Hong Kong Limited (**"H shares"**)	在香港證券交易所上市的H股(「**H股**」)	**3,494,325**	3,494,325
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium (Note)	–東航國際控股(香港)有限公司持有的有限售條件流通股(註釋)	**–**	1,437,375
– Tradable shares without trading moratorium (Note)	–無限售條件流通股(註釋)	**3,494,325**	2,056,950
		11,276,539	11,276,539

Pursuant to articles 49 and 50 of the Company's Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

根據本公司的公司章程第四十九及五十條，每股非流通股、A股以及H股皆為註冊普通股並享有同等權利。

Note:

During the year ended 31 December 2012, listed A shares of 5,120,264 thousand and listed H shares of 1,437,375 thousand with trading moratorium became listed and tradable.

註釋：

於截至二零一二年十二月三十一日止年度，有512,026.4萬股A股股票和143,737.5萬股H股股票限售期到期並上市流通。

43. RESERVES 43. 儲備

		Group 集團					
		Share Premium 股本溢價 (附註40) RMB'000 人民幣千元	Capital reserve (Note (a)) 資本儲備 (註釋(a)) RMB'000 人民幣千元	Hedging reserve (Note 40) 套期儲備 (附註40) RMB'000 人民幣千元	Other reserves 其他儲備 RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2011	二零一一年一月一日結餘	17,747,785	(720,057)	(154,492)	77,019	(12,955,507)	3,994,748
Unrealised loss on cashflow hedges (Note 40)	現金套期的未實現虧損（附註40）	–	–	(132,446)	–	–	(132,446)
Fair value movements of available for sale investments	可供出售投資的公允價值變動	–	–	–	486	–	486
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	–	–	–	(2,701)	–	(2,701)
Profit attributable to equity shareholders of the Company	本公司權益持有者應佔利潤	–	–	–	–	4,575,732	4,575,732
Accumulated losses shared by non-controlling interests after capital injection in a subsidiary	附屬公司非控制性權益增資後分擔的超額虧損	426,439	–	–	–	–	426,439
Acquisition of non-controlling interests in subsidiaries	收購附屬公司非控制性權益股權	(12,905)	–	–	–	–	(12,905)
At 31 December 2011	二零一一年十二月三十一日結餘	18,161,319	(720,057)	(286,938)	74,804	(8,379,775)	8,849,353
At 1 January 2012	**二零一二年一月一日結餘**	**18,161,319**	**(720,057)**	**(286,938)**	**74,804**	**(8,379,775)**	**8,849,353**
Unrealised loss on cashflow hedges (Note 40)	現金套期的未實現虧損（附註40）	**-**	**-**	**(9,211)**	**-**	**-**	**(9,211)**
Fair value movements of available for sale investments held by associates	攤佔聯營公司所持的可供出售投資的公允價值變動	**-**	**-**	**-**	**2,188**	**-**	**2,188**
Fair value movements of available for sale investments	可供出售投資的公允價值變動	**-**	**-**	**-**	**(351)**	**-**	**(351)**
Profit attributable to equity shareholders of the Company	本公司權益持有者應佔利潤	**-**	**-**	**-**	**-**	**2,953,645**	**2,953,645**
Acquisition of non-controlling interests in subsidiaries (Note 22(c)&(d))	收購附屬公司非控制性權益股權（附註22(c)和(d)）	**(490,151)**	**-**	**-**	**-**	**-**	**(490,151)**
Others	其他	**343,786**	**-**	**-**	**-**	**-**	**343,786**
At 31 December 2012	二零一二年十二月三十一日結餘	**18,014,954**	**(720,057)**	**(296,149)**	**76,641**	**(5,426,130)**	**11,649,259**

43. RESERVES (continued)

43. 儲備(續)

		Company 公司				
		Share premium 股本溢價 (註釋40) RMB'000 人民幣千元	Capital reserve (Note (a)) 資本儲備 (註釋(a)) RMB'000 人民幣千元	Hedging reserve (Note 40) 套期儲備 (註釋38) RMB'000 人民幣千元	Accumulated losses 累計虧損 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
At 1 January 2011	二零一一年一月一日結餘	17,747,785	(720,057)	(154,492)	(10,853,755)	6,019,481
Unrealised gain on cashflow hedges (Note 40)	現金套期的未實現收益 (附註40)	–	–	(132,446)	–	(132,446)
Transaction with non-controlling interest	非控制性權益交易	197,335	–	–	–	197,335
Profit for the year	年度利潤	–	–	–	4,522,687	4,522,687
At 31 December 2011	二零一一年十二月三十一日結餘	17,945,120	(720,057)	(286,938)	(6,331,068)	10,607,057
At 1 January 2012	二零一二年一月一日結餘	**17,945,120**	**(720,057)**	**(286,938)**	**(6,331,068)**	**10,607,057**
Unrealised gain on cashflow hedges (Note 40)	現金套期的未實現收益 (附註40)	**–**	**–**	**(9,211)**	**–**	**(9,211)**
Profit for the year	年度利潤	**–**	**–**	**–**	**2,516,007**	**2,516,007**
Others	其他	**343,786**	**–**	**–**	**–**	**343,786**
At 31 December 2012	二零一二年十二月三十一日結餘	**18,288,906**	**(720,057)**	**(296,149)**	**(3,815,061)**	**13,457,639**

Notes:

(a) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a Group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Statutory and Discretionary Reserves

Pursuant to the PRC regulations and the Companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, after offsetting the accumulated losses, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Each of the Group companies is permitted to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings or board meetings.

No profit appropriation by the Company to the statutory and discretionary reserve fund was made for the year ended 31 December 2012 (2011: Nil), as the Company was in accumulated loss position as at 31 December 2012.

註釋：

(a) 資本儲備

本集團於一九九六年六月基於上市目的而重組時的發行的股本賬面值與淨資產公允價值的差異為資本儲備。

(b) 法定及任意公積金

根據中國有關規定及本公司的公司章程，本公司須將按中國企業會計準則所計算的年度內利潤抵消累積虧損後的10%撥入法定公積金，直至該公積金結餘超過註冊資本的50%。法定公積金可用於彌補以前年度虧損，亦可按現有持股比例發行新股予股東或增加股東現時所持股份的面值，但轉撥後的結餘不可少於註冊股本的25%。

本集團內公司可按中國企業會計準則所計算的年度內利潤的5%撥入任意公積金。該項轉撥須經股東大會或董事會決議通過。

本公司於截至二零一二年十二月三十一日止年度無須進行溢利轉撥法定及任意公積金(二零一一年：無)，因為本公司於二零一二年十二月三十一日處於累積虧損。

44. ASSETS HELD FOR SALE

In December 2011, the Group entered into an agreement with a third party to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of high maintenance costs of these aircraft. The aircraft and engines with an aggregated carrying value of RMB482 million (after the impairment loss charge) has been classified as assets held for sale at 31 December 2011. An impairment loss charge of approximately RMB612 million was made against these aircraft and engines by reference to the contracted selling price (Note 10) for the year ended 31 December 2011.

The assets held for sale as at 31 December 2011 were disposed in 2012 and the selling price approximates its carrying value.

44. 持有待售資產

於二零一一年十二月，本集團與第三方公司簽訂協議，在未來12個月內出售維護成本較高的若干飛機和發動機。於二零一一年十二月三十一日，計提減值準備後賬面淨值為人民幣4.82億元的上述飛機及發動機分類至持有待售資產。根據協議規定售價，本集團對上述飛機及發動機計提減值準備人民幣6.12億元(附註10)。

於二零一一年十二月三十一日的持有待售資產已於二零一二年度處置，處置價格與其賬面價值相近。

45. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

45. 合併現金流量表附註

(a) Cash generated from operations

(a) 經營產生的現金流量

		2012 **二零一二年** **RMB'000** **人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Profit before income tax	稅前利潤	**3,012,404**	4,840,701
Adjustments for:	調整項目：		
Depreciation of property, plant and equipment and intangible assets	物業、機器及設備及無形資產折舊	**7,509,252**	6,911,989
Gain on disposals of property, plant and equipment	物業、機器及設備的處置收益	**(101,196)**	(35,851)
Gain on disposals of assets-held-for-sale	出售持有待售資產的收益	**–**	(2,585)
Gain on disposals of investment in subsidiaries	處置附屬公司的損失	**–**	(230)
Share of results of associates	攤佔聯營公司業績	**(103,209)**	(75,435)
Share of results of jointly controlled entities	攤佔合營公司業績	**(29,960)**	(31,437)
Amortisation of lease prepayments	預付租賃款攤銷	**47,658**	41,777
Net foreign exchange gains	淨匯兑收益	**(147,836)**	(1,872,369)
Gain arising from fair value movements of derivative financial instruments	金融衍生工具的公允值變動收益	**(15,755)**	(49,183)
Consumption of flight equipment spare parts	飛機設備零件之消耗	**747,268**	739,663
Impairment (reversal)/provision for trade and other receivables	應收賬款及其他應收款減值撥備／(沖回)	**(6,872)**	161,048
Provision for post-retirement benefits	退休後福利準備	**581,775**	478,502
Provision for return condition checks for aircraft under operating leases	經營性租賃飛機退租檢修準備	**792,770**	695,415
Impairment (reversal)/charges	資產減值(轉回)／損失	**(13,467)**	638,316
Interest income	利息收入	**(200,765)**	(151,633)
Interest expense	利息費用	**1,697,474**	1,462,727
Operating profit before working capital changes	營運資本變動前年度利潤	**13,769,541**	13,751,415

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

45. NOTE TO CONSOLIDATED CASH FLOW STATEMENT (continued) 45. 合併現金流量表附註(續)

(a) Cash generated from operations (continued) (a) 經營產生的現金流量(續)

		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Changes in working capital	**營運資本變動**		
Flight equipment spare parts	飛機設備零件	**(1,176,365)**	(1,023,437)
Trade receivables	應收賬款	**(427,908)**	104,977
Prepayments and other receivables	預付款及其他應收款	**(99,757)**	1,613,610
Restricted bank deposits and short-term bank deposits	限制性銀行存款和短期銀行存款	**1,168,036**	(945,157)
Sales in advance of carriage	預售票款	**(103,222)**	619,794
Trade payables and notes payables	應付賬款及應付票據	**387,615**	(1,601,517)
Other payables and accrued expenses	其他應付款及預提費用	**179,263**	1,680,679
Other long-term liabilities	其他長期負債	**(383,759)**	86,728
Provision for return condition checks for aircraft under operating leases	經營租賃飛機退租檢修準備	**(293,134)**	(316,686)
Staff housing allowances	職工住房補貼	**40,361**	(144,272)
Post-retirement benefit obligations	退休後福利準備	**(179,873)**	(152,358)
Operating lease deposits	經營性租賃押金	**(57,963)**	107,643
		(946,706)	30,004
Cash generated from operations	經營產生的現金流量	**12,822,835**	13,781,419

(b) Non-cash transactions (b) 非現金交易

		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Financing activities not affecting cash:	非現金融資活動：		
Finance lease obligations incurred for acquisition of aircraft	以融資租賃方式購買飛機	**5,712,958**	4,181,145
		5,712,958	4,181,145

46. COMMITMENTS 46. 承諾

(a) Capital commitments (a) 資本支出承諾

The Group and the Company had the following capital commitments:

本集團及本公司的資本支出承諾如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Authorised and contracted for:	已授權及訂約的：				
– Aircraft, engines and flight equipment (Note)	一飛機、發動機及飛行設備(註)	**172,092,301**	108,297,645	**167,275,050**	103,173,999
– Other property, plant and equipment	一其他物業、機器及設備	**1,125,000**	568,565	**1,125,000**	495,000
– Investment	一投資	**–**	–	**525,000**	–
		173,217,301	108,866,210	**168,925,050**	103,668,999
Authorised but not contracted for:	已授權但未訂約的：				
– Other property, plant and equipment	一其他物業、機器及設備	**3,132,616**	3,193,495	**1,749,353**	2,306,832
– Investment	一投資	**124,800**	–	**649,800**	1,125,000
		3,257,416	3,193,495	**2,399,153**	3,431,832
		176,474,717	112,059,705	**171,324,203**	107,100,831

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increases built into the contracts were expected to be paid as follows:

註：

以上飛機、發動機及飛行設備包括付運前定金的承諾預期支出，但金額可能因合約中所訂的通脹調整而變動。有關金額列示如下：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Within one year	一年內	**26,320,538**	17,934,594	**24,137,187**	17,640,003
In the second year	第二年	**44,435,072**	22,248,728	**42,541,238**	20,060,026
In the third year	第三年	**51,730,954**	29,884,980	**50,990,886**	27,986,506
In the fourth year	第四年	**28,830,539**	31,362,018	**28,830,539**	30,620,138
Over four years	超過四年	**20,775,198**	6,867,325	**20,775,200**	6,867,326
		172,092,301	108,297,645	**167,275,050**	103,173,999

46. COMMITMENTS (continued) 46. 承諾(續)

(b) Operating lease commitments (b) 經營性租賃承諾

As at the balance sheet date, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

於資產負債表日，本集團及本公司對經營性租賃有如下最低付款承諾：

		Group 集團		Company 公司	
		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Aircraft, engines and flight equipment	**飛機、發動機及飛行設備**				
Within one year	一年內	**3,833,550**	3,750,437	**1,311,104**	1,680,735
In the second year	第二年	**3,504,777**	3,545,992	**1,171,718**	1,529,785
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**7,900,135**	8,256,751	**2,911,533**	3,409,279
After the fifth year	五年以後	**6,438,693**	5,368,641	**1,464,294**	1,541,119
		21,677,155	20,921,821	**6,858,649**	8,160,918
Land and buildings	**土地及樓宇**				
Within one year	一年內	**240,084**	241,693	**92,902**	31,447
In the second year	第二年	**176,726**	212,170	**51,588**	28,314
In the third to fifth year inclusive	第三年至第五年(包括首尾兩年)	**413,229**	335,454	**102,227**	48,201
After the fifth year	五年以後	**2,072,525**	2,767,760	**12,448**	53,502
		2,902,564	3,557,077	**259,165**	161,464
		24,579,719	24,478,898	**7,117,814**	8,322,382

47. RELATED PARTY TRANSACTIONS

47. 有關連人士交易

The Group is controlled by CEA Holding, which directly owns 42.84% of the Company's shares as at 31 December 2012 (2011: 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns 17.09% of the Company's shares as at 31 December 2012 (2011: 17.09%).

本集團由中國東航集團控制。於二零一二年十二月三十一日，中國東航集團直接持有本公司42.84%之股權(二零一一年：42.84%)。此外，於二零一二年十二月三十一日，中國東航集團通過其全資附屬公司東航國際控股(香港)有限公司擁有本公司17.09%的股權(二零一一年：17.09%)。

(a) Nature of related parties that do not control or controlled by the Group:

(a) 控制或受本集團控制之外的其他與本集團有關聯人士：

Name of related party 有關聯人士名稱	Relationship with the Group 與本集團關係
Eastern Finance 東航財務	Controlled by the same parent company 受同一母公司控制
Kunming Dongmei Aviation Travel Co., Ltd. ("**Kunming Dongmei**") 昆明東美航空旅遊有限公司(「**昆明東美**」)	Controlled by the same parent company 受同一母公司控制
Dongmei Travel 東美旅遊	Associate of the Company 本公司之聯營公司
Xian Dongmei Aviation Travel Co., Ltd. ("**Xian Dongmei**") 西安東美航空旅遊有限公司(「**西安東美**」)	Controlled by the same parent company 受同一母公司控制
Eastern Import & Export 東航進出口	Associate of the Company 本公司之聯營公司
Wheels & Brakes 機輪剎車	Joint controlled entity of the Company 本公司之合營公司
Technologies Aerospace 科技宇航	Joint controlled entity of the Company 本公司之合營公司
Shanghai P&W 上海普惠	Associate of the Company 本公司之聯營公司
Shanghai Eastern Air Catering Co., Ltd. ("**Shanghai Catering**") 上海東方航空食品有限公司(「**上海航食**」)	Controlled by the same parent company 受同一母公司控制
Eastern Advertising 東航傳媒	Associate of the Company 本公司之聯營公司
CEA Development Co. Ltd. ("**CEA Development**") 上海東方航空實業公司(「**東航實業**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern Aviation Equipment Manufacturing Corporation ("**Eastern Aviation**") 上海東方航空設備製造有限公司(「**東航設備製造**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Hute Aviation Tech. Co. Ltd. ("**Shanghai Hute**") 上海滬特航空技術有限公司(「**上海滬特**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Eastern International Aviation Travel Co., Ltd. ("**Eastern Aviation Travel**") 上海東方航空國際旅遊運輸有限公司(「**東航國際旅遊運輸**」)	Controlled by the same parent company 受同一母公司控制
Eastern China Kaiya System Integration ("**China Kaiya**") 上海民航華東凱亞系統集成有限公司(「**華東凱亞**」)	Controlled by the same parent company 受同一母公司控制
CEA Northwest Co., Ltd. ("**CEA Northwest**") 中國東航集團西北公司(「**東航集團西北分公司**」)	Controlled by the same parent company 受同一母公司控制
Shanghai Aviation Import & Export Co., Ltd. ("**Shanghai Import & Export**") 上海航空進出口有限公司(「**上航進出口**」)	Associate of the Company 本公司之聯營公司
Shanghai Eastern Airlines Investment Co., Ltd. ("**Eastern investment**") 上海東方航空投資有限公司(「**東航投資**」)	Associate of the Company 本公司之聯營公司
Eastern Airlines Travel Investment (Group) Co., Ltd. ("**Eastern Travel**") 東航旅業投資(集團)有限公司(「**東航旅業**」)	Associate of the Company 本公司之聯營公司

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(b) Related party transaction (b) 有關連人士交易

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用或支付金額) 2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
With CEA Holding or companies directly or indirectly held by CEA Holding: **與中國東航集團或由中國東航集團直接或間接控制的公司:**			
Interest income on deposits at an average rate of 0.39% per annum (2011: 0.50% per annum) 存款利息收入,年平均利率0.39%(二零一一年:年平均利率0.50%)	Eastern Finance 東航財務	**45,996**	46,242
Interest expense on loans at average rate of 5.49% per annum (2011: 5.39% per annum) 借款利息支出,年利率5.49%(二零一一年:年利率5.39%)	Eastern Finance 東航財務	**(87,457)**	(51,117)
	CEA Holding 中國東航集團	**–**	(476)
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold** 機票銷售佣金,銷售票款金額的3%至9%	Dongmei Travel 東美旅遊	**(12,438)**	(11,218)
	Kunming Dongmei 昆明東美	**(4,858)**	(8,285)
	Xian Dongmei 西安東美	**(2,540)**	(858)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment and repairs for aircraft and engines** 購買飛機、飛行設備、飛行設備零件及其他固定資產及飛機維修所支付的手續費,購買價款的0.1%至2%	Eastern Import & Export 東航進出口	**(78,756)**	(57,682)
Repairs and maintenance expense for aircraft and engines** 飛機及發動機的維修及保養費用	Wheels & Brakes 機輪剎車	**(58,483)**	(52,098)
	Technologies Aerospace 科技宇航	**(194,528)**	(169,698)
	Shanghai P&W 上海普惠	**(2,009,050)**	(1,170,567)
Supply of food and beverages* 餐食及機艙供應品的費用	Shanghai Catering and its subsidiaries 上海航食及其附屬公司	**(783,384)**	(737,827)
Advertising expense** 廣告費用	Eastern Advertising 東航傳媒	**(38,846)**	(18,202)
Media royalty fee** 媒體特許權使用費	Eastern Advertising 東航傳媒	**36,030**	12,900

(Prepared in accordance with International Financial Reporting Standards) (按國際財務報告準則編製)
For the year ended 31 December 2012 截至二零一二年十二月三十一日止年度

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(b) Related party transaction (continued) (b) 有關連人士交易(續)

Nature of transaction 交易性質	Related party 有關連人士	Income/(expense or payments) 收入/(費用或支付金額) 2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Automobile maintenance service, aircraft Maintenance, providing transportation Automobile and other products** 汽車修理服務、飛機維修生產服務、供應運輸生產車輛設備以及機上供應品	CEA Development 東航實業	**(121,854)**	(102,614)
Equipment maintenance fee** 接受設備生產及維修服務	Shanghai Hute 上海滬特	**(47,205)**	(39,662)
Land and building rental 物業租賃費	CEA Holding 中國東航集團	**(66,763)**	(55,140)
Acquisition of non-controlling interests in subsidiaries*** 收購附屬公司的非控制性權益***	CEA Holding 中國東航集團	**(83,952)**	(47,211)
	Shanghai Import & Export 上航進出口	**(20,694)**	–
Acquisition of non-controlling interests in associates*** 收購聯營公司的非控制性權益***	Eastern Travel 東航旅業	**(13,851)**	–
Acquisition of cargo business 收購貨運業務	Great Wall Airlines 長城航空	**–**	(357,261)
Disposal of investment in an associate*** 出售聯營公司***	Eastern Investment 東航投資	**93,680**	–

* The Group's pricing policies on products purchased from related parties are based on mutually agreed prices between contract parties.

* 本集團採購關聯方的產品的價格是在市場價格基礎上經雙方協商確定。

** The Group's pricing policies on services provided by and to related parties are based on the mutually agreed prices between contract parties.

** 本集團接受關聯方提供的勞務的價格是在市場價格基礎上經雙方協商確定。

*** The Company's pricing policies on transfer of equity or dispose of investment are based on the valuation prices.

*** 本集團關聯方股權轉讓和出售投資的價格是按照評估價格確定。

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(c) Balances with related companies (c) 有關連人士餘額

(i) Amounts due from related companies (i) 應收有關連公司款項

		Group 集團		Company 公司	
Nature 性質	Company 公司名稱	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Trade receivables 應收賬款	Kunming Dongmei 昆明東美	**4,213**	211	**–**	–
	Eastern Aviation Travel 東航國際旅遊運輸	**–**	11,012	**–**	11,012
	China Cargo 中貨航	**–**	–	**2,181,624**	1,215,770
	Others 其他	**4,308**	2,340	**6,305**	16,717
		8,521	13,563	**2,187,929**	1,243,499
Prepayments, and other receivable 預付款及其他應收款	Eastern Import & Export 東航進出口	**370,125**	218,753	**309,119**	101,846
	China Kaiya 華東凱亞	**19,694**	16,189	**19,694**	16,189
	Shanghai Airlines 上海航空	**–**	–	**2,245,339**	688,897
	China Cargo 中貨航	**–**	–	**748,386**	553,860
	United Airlines 中聯航	**–**	–	**638,234**	1,489
	CEA Yunnan 東航雲南	**–**	–	**462,702**	254,872
	CEA Wuhan 東航武漢	**–**	–	**34,518**	628,468
	Others 其他	**13,025**	14,923	**119,560**	80,604
		402,844	249,865	**4,577,552**	2,326,225

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

所有應收有關連公司款項，全為貿易性質、不帶息及給予跟貿易客戶一樣的正常還款期。

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(c) Balances with related companies (continued) (c) 有關連人士餘額(續)

(ii) Amounts due to related companies (ii) 應付有關連公司款項

Nature 性質	Company 公司名稱	Group 集團 2012 二零一二年 RMB'000 人民幣千元	Group 集團 2011 二零一一年 RMB'000 人民幣千元	Company 公司 2012 二零一二年 RMB'000 人民幣千元	Company 公司 2011 二零一一年 RMB'000 人民幣千元
Trade payables and notes payable 應付賬款及應付票據	Eastern Import & Export 東航進出口	**1,210,603**	747,179	**852,156**	652,287
	Shanghai P&W 上海普惠	**467,885**	278,778	**422,574**	278,778
	Shanghai Catering 上海航食	**134,696**	120,260	**119,953**	14,344
	Technologies Aerospace 科技宇航	**63,136**	28,703	**60,201**	9,955
	China Cargo 中貨航	**–**	–	**1,736,158**	869,546
	CEA Yunnan 東航雲南	**–**	–	**1,264,452**	–
	Shanghai Airlines 上海航空	**–**	–	**947,158**	681,745
	CEA Jiangsu 東航江蘇	**–**	–	**757,453**	251,506
	United Airlines 中聯航	**–**	–	**724,879**	12,096
	Others 其他	**73,324**	41,392	**289,818**	154,833
		1,949,644	1,216,312	**7,174,802**	2,925,090
Other payables and accrued expenses 其他應付款及預提費用	Eastern Import & Export 東航進出口	**96,861**	1,244	**96,811**	–
	CEA Holding 中國東航集團	**73,020**	87,115	**72,997**	37,582
	Eastern Air Overseas HK 東航海外(香港)有限公司	**–**	–	**1,557,295**	692,924
	China Cargo 中貨航	**–**	–	**220,054**	187,309
	United Airlines 中聯航	**–**	–	**188,379**	361
	Shanghai Airlines 上海航空	**–**	–	**93,955**	73,616
	Others 其他	**25,003**	8,231	**182,737**	109,362
		194,884	96,590	**2,412,228**	1,101,154

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. All amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

所有應付有關連公司款項，除了應付中國東航集團款項為代墊款外，全為貿易性質。所有應付有關連公司款項全為不帶息及給予跟貿易客戶一樣的正常還款期。

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(c) Balances with related companies (continued) (c) 有關連人士餘額(續)

(iii) Short-term deposits and borrowings with associates and CEA Holding (iii) 與聯營公司及中國東航集團短期存款以及短期貸款

		Average interest rate 平均利率		Group 集團		Company 公司	
		2012 二零一二年	2011 二零一一年	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元	**2012 二零一二年 RMB'000 人民幣千元**	2011 二零一一年 RMB'000 人民幣千元
Short-term deposits (included in restricted bank deposits and short-term bank deposits) "Eastern Finance"	短期存款(包括在限制性銀行存款及短期銀行存款內)「東航財務」	**0.39%**	0.50%	**1,451,526**	2,204,510	**3,713**	232,236
Short-term loans (included in borrowings) "Eastern Finance"	短期借款(包括在借款內)「東航財務」	**4.98%**	5.02%	**675,426**	176,425	**–**	–
Long-term loans (included in borrowings) "Eastern Finance"	長期借款(包括在借款內)「東航財務」	**5.64%**	5.64%	**165,000**	135,000	**–**	–

(d) Guarantees by holding company (d) 控股公司作出的擔保

As at 31 December 2012, bank loans of the Group with an aggregate amount of RMB95 million (2011: RMB228 million) were guaranteed by CEA Holding (Note 34).

於二零一二年十二月三十一日,本集團由中國東航集團擔保的銀行借款分別為人民幣0.95億元(二零一一年:人民幣2.28億元)(附註34)。

47. RELATED PARTY TRANSACTIONS (continued) 47. 有關連人士交易(續)

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analysed as below:

(e) 高級行政人員酬金

已付或應付給高級行政人員的酬金主要由工資和其他短期職工福利組成，分析如下：

		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Directors and supervisors (Note 9(a))	董事及監事(附註9(a))	**3,393**	2,885
Senior management	高級行政人員	**2,742**	2,740
		6,135	5,625

48. ULTIMATE HOLDING COMPANY

The Directors regard CEA Holding, a state-owned enterprise established in the PRC, as being the ultimate holding company.

48. 最終控股公司

本公司的董事以中國東航集團，一家於中國成立的國有企業為本公司最終控股公司。

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

後附合併財務資料摘自本集團根據中國會計準則編製的合併財務報表。

CONDENSED CONSOLIDATED INCOME STATEMENT
簡化合併利潤表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2012

(按中國企業會計準則編製)
截至二零一二年十二月三十一日止年度

		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Revenue	**營業收入**	**85,569,250**	83,974,505
Less: Cost of operation	減：營業成本	**(74,700,310)**	(70,447,837)
Taxes and surcharges	營業稅金及附加	**(670,131)**	(1,803,091)
Selling and distribution expenses	銷售費用	**(5,443,022)**	(5,406,103)
General and administrative expense	管理費用	**(2,743,290)**	(2,576,470)
Finance expenses, net	財務費用，淨值	**(1,464,341)**	441,072
Impairment loss	資產減值損失	**20,339**	(799,364)
Add: Fair value gain	加：公允價值變動收益	**24,831**	86,851
Investment income	投資收益	**234,058**	128,122
Operating profit	**營業利潤**	**827,384**	3,597,685
Add: Non-operating income	加：營業外收入	**2,711,511**	1,598,522
Less: Non-operating expenses	減：營業外支出	**(23,239)**	(28,493)
Total profit	**利潤總額**	**3,515,656**	5,167,714
Less: Income tax	減：所得稅費用	**(215,328)**	(265,227)
Net profit	**淨利潤**	**3,300,328**	4,902,487
Attribute to:	**歸屬於：**		
– Equity shareholders of the Company	一本公司權益持有者	**3,430,105**	4,886,702
– Non-controlling interests	一非控制性權益	**(129,777)**	15,785
		3,300,328	4,902,487

SUPPLEMENTARY FINANCIAL INFORMATION
補充財務資料

214

CONDENSED CONSOLIDATED BALANCE SHEET 簡化合併資產負債表

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2012

(按中國企業會計準則編製)
截至二零一二年十二月三十一日止年度

		2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Assets	**資產**		
Total current assets	流動資產	**12,674,829**	13,712,403
Long-term investment	長期股權投資	**1,484,366**	1,498,881
Fixed assets and construction in progress	固定資產及在建工程	**94,360,751**	84,651,280
Goodwill	商譽	**8,509,030**	8,509,030
Intangible assets and non-current assets	無形資產及其他非流動資產	**3,921,460**	3,831,131
Deferred tax assets	遞延所得税資產	**12,043**	12,427
Total assets	**資產合計**	**120,962,479**	112,215,152
Liabilities and equity	**負債及股東權益**		
Current liabilities	流動負債	**48,841,545**	43,664,571
Non-current liabilities	非流動負債	**47,048,966**	46,375,842
Deferred tax liabilities	遞延所得税負債	**29,326**	29,326
Total Liabilities	**負債合計**	**95,919,837**	90,069,739
Equity shareholders of the Company	本公司權益持有者	**23,376,346**	20,437,377
Non-controlling interests	非控制性權益	**1,666,296**	1,708,036
Total equity	**總權益**	**25,042,642**	22,145,413
Total liabilities and equity	**負債及股東權益合計**	**120,962,479**	112,215,152

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS

(A) 國際財務報告準則與中國企業會計準則的重大差異

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit attributable to equity shareholders of the Company and consolidated net assets of the Group are summarised as follows:

本集團採用國際財務報告準則在若干方面與中國企業會計準則存在差異。國際財務報告準則及中國企業會計準則的差異對本公司權益持有者應佔利潤及本集團合併淨資產的重大影響總括如下：

		Note 註釋	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Consolidated profit attributable to equity shareholders of the Company	**本公司權益持有者應佔合併利潤**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**3,430,105**	4,886,702
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響			
– Provision for post-retirement benefits	–退休後福利的準備	(a)	**(401,901)**	(326,145)
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	–由於不同可使用年限造成飛機及發動機折舊的差異	(b)	**(21,958)**	(9,288)
– Deferred tax adjustments	–遞延稅項調整	(d)	**10,527**	998
– Others	–其他		**(63,128)**	23,465
As stated in accordance with IFRS	根據國際財務報告準則列示		**2,953,645**	4,575,732

		Note 註釋	2012 二零一二年 RMB'000 人民幣千元	2011 二零一一年 RMB'000 人民幣千元
Consolidated net assets attributable to equity shareholders of the Company	**本公司權益持有者應佔合併淨資產**			
As stated in accordance with PRC Accounting Standards	根據中國企業會計準則列示		**23,376,346**	20,437,377
Impact of IFRS and other adjustments:	國際財務報告準則及其他調整的影響			
– Provision for post-retirement benefits	–退休後福利的準備	(a)	**(3,345,329)**	(2,943,428)
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	–由於不同可使用年限造成飛機及發動機折舊的差異	(b)	**52,901**	74,859
– Intangibles assets (Goodwill)	–無形資產(商譽)	(c)	**2,760,665**	2,760,665
– Deferred tax adjustments	–遞延稅項調整	(d)	**42,518**	31,991
– Others	–其他		**38,697**	(235,572)
As stated in accordance with IFRS	根據國際財務報告準則列示		**22,925,798**	20,125,892

(A) SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND PRC ACCOUNTING STANDARDS (continued)

(a) Under the PRC Accounting Standards, employees' post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period using projected unit credit method.

(b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed.

(c) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRS and the PRC Accounting Standards, which result in difference in the intangibles/goodwill recognised arising from the acquisition.

(d) This represents the corresponding deferred tax effects related to the items above.

(A) 國際財務報告準則與中國企業會計準則的重大差異(續)

(a) 根據中國企業會計準則，員工退休後福利於實際支付時入賬。根據國際財務報告準則，被劃定為定額福利計劃下的員工退休後福利需在員工服務年期內以單位貸記法作出預提。

(b) 根據中國企業會計準則，於二零零一年六月三十日前，飛機及發動機的折舊以其成本減去3%的殘值後按10至15年之預計可使用年限以直線法計提折舊；自二零零一年七月一日起，飛機及發動機的折舊以成本減去5%殘值後，按預計可使用年限15至20年計提折舊，此變更採用未來適用法處理，以致在執行上述變更當年相關飛機及發動機在中國企業會計準則的賬面淨值與國際財務報告準則的賬面淨值不同。該差異將會在今後年度中逐漸減少，並且在相關資產處置或提足折舊時予以完全抵消。

(c) 在國際財務報告準則及中國企業會計準則和制度下，由於對收購上航股份的合併對價及可辨認資產及負債的公允價值的確認及計量有所不同，因此，所確認的無形資產／商譽的金額亦有所不同。

(d) 此乃以上項目相關的遞延稅項影響。

CORPORATE INFORMATION
公司資料

DIRECTORS

Liu Shaoyong *(Chairman)*
Ma Xulun *(Vice Chairman, President)*
Xu Zhao *(Director)*
Gu Jiadan *(Director)*
Li Yangmin *(Director, Vice President)*
Tang Bing *(Director, Vice President)*
Luo Zhuping *(Director, Company Secretary*)*
Sandy Ke-Yaw Liu *(Independent Non-executive Director)*
Wu Xiaogen *(Independent Non-executive Director)*
Ji Weidong *(Independent Non-executive Director)*
Shao Ruiqing *(Independent Non-executive Director)*

董事

劉紹勇*(董事長)*
馬須倫*(副董事長、總經理)*
徐　昭*(董事)*
顧佳丹*(董事)*
李養民*(董事、副總經理)*
唐　兵*(董事、副總經理)*
羅祝平*(董事、公司秘書#)*
劉克涯*(獨立非執行董事)*
吳曉根*(獨立非執行董事)*
季衛東*(獨立非執行董事)*
邵瑞慶*(獨立非執行董事)*

SUPERVISORS

Yu Faming *(Chairman of the Supervisory Committee)*
Xi Sheng *(Supervisor)*
Liu Jiashun *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Yan Taisheng *(Supervisor)*

監事

于法鳴*(監事會主席)*
席晟*(監事)*
劉家順*(監事)*
馮金雄*(監事)*
燕泰勝*(監事)*

SENIOR MANAGEMENT

Shu Mingjiang *(Vice President)*
Wu Yongliang *(Vice President, Chief Financial Officer)*
Tian Liuwen *(Vice President)*
Wang Jian *(Board Secretary, Joint Company Secretary)*

高級管理人員

舒明江*(副總經理)*
吳永良*(副總經理、財務總監)*
田留文*(副總經理)*
汪　健*(董事會秘書、聯席公司秘書)*

COMPANY SECRETARY*

Wang Jian
Ngai Wai Fung

公司秘書#

汪　健
魏偉峰

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Wang Jian*

授權代表

劉紹勇
汪　健#

COMPANY'S WEBSITE

http://www.ceair.com

公司網址

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

公司電子信箱

ir@ceair.com

* With effect from 6 April 2012, Mr. Luo Zhuping ceased to act as the Company Secretary and the Authorised Representative; and Mr. Wang Jian and Mr. Ngai Wai Fung have been appointed as the Joint Company Secretaries, and Mr. Wang Jian has also been appointed as an Authorised Representative.

\# 自二零一二年四月六日起，董事羅祝平先生不再兼任本公司公司秘書及授權代表；及汪健先生和魏偉峰先生獲委任為聯席公司秘書，且汪健先生同時獲委任為本公司的授權代表。

2̄18

CORPORATE INFORMATION
公司資料

AUDITORS

International Auditor: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditor: PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
11/F PricewaterhouseCoopers Center
2 Corporate Avenue,
202 Hu Bin Road
Shanghai 200021
PRC

核數師

國際核數師： 羅兵咸永道會計師
事務所
香港中環
太子大廈22樓

中國境內核數師： 普華永道中天會計師
事務所有限公司
中國上海
企業天地2號樓
湖濱路202號
普華永道中心11樓
郵政編碼200021

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

法律顧問

香港：貝克•麥堅時律師事務所
美國：貝克•麥堅時律師事務所
中國：北京市通商律師事務所

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

主要往來銀行

中國工商銀行上海市分行
中國建設銀行上海市分行
中國銀行上海分行

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

股份過戶登記處

香港證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓1712–1716號舖

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

中國證券登記結算有限責任公司上海分公司
上海市浦東新區陸家嘴東路166號

219

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit B, 31/F., United Centre, 95 Queensway, Hong Kong.

主要香港營業地點

香港金鐘道95號統一中心31樓B室

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

限售流通股票的存管機構

中國證券登記結算有限責任公司上海分公司

CHANGE OF BUSINESS LICENSE REGISTRATION

The Company changed its business license registration due to changes in the registered capital of the Company.

Registered capital of the Company is RMB11,276,538,860 at the end of the Reporting Period.

Business License Registration Number of the Corporation Legal Person: 310000400111686 (Airport)

Tax Registration Number: 310105741602981

營業執照註冊變更情況

因公司註冊資本發生變動，公司營業執照進行了註冊變更。

報告期末公司註冊資本為人民幣11,276,538,860元

企業法人營業執照註冊號：310000400111686(機場)

稅務登記號：310105741602981

Shareholders can obtain a copy of the Company's annual report for the year 2012 through the Internet addresses shown below:
股東可以根據需要從以下網站下載本公司二零一二年度報告電子版：
http://www.ceair.com **http://www.irasia.com/listco/hk/chinaeast**

220

COMPANY PROFILE
公司簡介

COMPANY'S REGISTERED CHINESE NAME
中國東方航空股份有限公司

公司登記中文名稱
中國東方航空股份有限公司

COMPANY'S ENGLISH NAME
China Eastern Airlines Corporation Limited

公司英文名稱
China Eastern Airlines Corporation Limited

COMPANY'S ABBREVIATED ENGLISH NAME
CEA

公司英文縮寫
CEA

COMPANY'S LEGAL ADDRESS
66 Airport Street,
Pudong International Airport,
Shanghai, China

公司法定地址
中國上海市浦東國際
機場機場大道66號

POSTAL CODE
201202

郵政編碼
201202

COMPANY'S OFFICE ADDRESS
2550 Hongqiao Road,
Shanghai, China

公司辦公地址
中國上海市
虹橋路2550號

POSTAL CODE
200335

郵政編碼
200335

COMPANY'S LEGAL REPRESENTATIVE
Liu Shaoyong

公司法定代表人
劉紹勇

COMPANY'S WEBSITE ADDRESS
www.ceair.com

公司網址
www.ceair.com

COMPANY'S E-MAIL ADDRESS
ir@ceair.com

公司電子信箱
ir@ceair.com

TELEPHONE
(86-21) 6268 6268

電話
(86-21) 6268 6268

FACSIMILE
(86-21) 6268 6116

傳真
(86-21) 6268 6116

PLACES OF LISTING
The Shanghai Stock Exchange
Code: 600115
Abbreviation: CEA

The Stock Exchange of Hong Kong Limited
Code: 00670

The New York Stock Exchange, Inc.
Code: CEA

公司股票上市地
上海證券交易所
股票代碼：600115
股票簡稱：東方航空

香港聯合交易所有限公司
股票代碼：00670

紐約證券交易所
股票代碼：CEA




中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

www.ceair.com